                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-89491

              [SUMMIT LOGO]                             [VIEWLOGIC LOGO]
          9305 S.W. GEMINI DRIVE                   293 BOSTON POST ROAD WEST
         BEAVERTON, OREGON 97008                 MARLBORO, MASSACHUSETTS 01752

                        JOINT PROXY STATEMENT/PROSPECTUS

    Summit Design, Inc., has agreed to enter into a business combination with Viewlogic Systems, Inc.

    In the business combination, Viewlogic stockholders will receive 0.67928 of a share of Summit common stock for each share of Viewlogic capital stock they own and will receive cash in lieu of any fractional share of Summit common stock which they would otherwise receive in the business combination.

    Following completion of the proposed business combination with Viewlogic, the stockholders of Viewlogic will hold approximately 51% of the shares of common stock of the combined company. The combined company's board of directors will initially consist of five members:

    - two current members of Summit's board of directors; and

    - three current members of Viewlogic's board of directors.

    William J. Herman, Viewlogic's current President and Chief Executive Officer and a member of Viewlogic's board of directors, will be the Chairman of the Board and Chief Executive Officer of the combined company.

    Summit is providing this joint proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by the Summit board of directors for use at the special meeting of Summit stockholders to be held on March 20, 2000, at the Embassy Suites, 9000 S.W. Washington Square Road, Tigard, Oregon 97223, commencing at 12:00 p.m., local time, and at any adjournment or postponement of the meeting.

    Viewlogic is providing this joint proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by the Viewlogic board of directors for use at the special meeting of Viewlogic stockholders to be held on March 20, 2000, at the offices of Viewlogic at 293 Boston Post Road West, Marlboro, Massachusetts, beginning at 3:00 p.m., local time, and at any adjournment or postponement of the meeting.

    This joint proxy statement/prospectus is also the prospectus of Summit with respect to the shares of common stock of Summit to be issued in the business combination in exchange for outstanding shares of Viewlogic capital stock.

    Summit common stock is quoted on the Nasdaq National Market under the symbol "SMMT." On February 7, 2000, its last reported price was $6.0625 per share.
                            ------------------------

    THE PROPOSED BUSINESS COMBINATION IS A COMPLEX TRANSACTION. PLEASE READ AND CONSIDER CAREFULLY THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY, INCLUDING THE MATTERS DISCUSSED UNDER "RISK FACTORS" BEGINNING ON PAGE 10.
                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES TO BE ISSUED PURSUANT TO THIS JOINT PROXY STATEMENT/PROSPECTUS OR DETERMINED IF THIS JOINT PROXY STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

    This joint proxy statement/prospectus and the accompanying proxy cards are first being mailed to stockholders of Summit and Viewlogic on or about February 14, 2000.

    The date of this joint proxy statement/prospectus is February 14, 2000.

                              SUMMIT DESIGN, INC.
                             9305 S.W. GEMINI DRIVE
                            BEAVERTON, OREGON 97008

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON MARCH 20, 2000

                            ------------------------

To the stockholders of Summit Design, Inc:

    We will hold a special meeting of stockholders on March 20, 2000 at 12:00 p.m., local time, at the Embassy Suites, 9000 S.W. Washington Square Road, Tigard, Oregon 97223.

    At the special meeting you will be asked to consider and vote upon the following proposals:

    - the issuance of shares of our common stock to the stockholders of Viewlogic pursuant to the agreement and plan of reorganization among Summit, Viewlogic and Hood Acquisition Corp., a wholly owned subsidiary of Summit, dated as of September 16, 1999;

    - an amendment to our Amended and Restated Certificate of Incorporation increasing the number of shares of our common stock authorized for issuance by 20 million shares to 50 million shares, contingent upon approval of the above stock issuance proposal;

    - an amendment to our Amended and Restated Certificate of Incorporation changing the company's name to "Innoveda, Inc.," contingent and effective upon completion of the business combination with Viewlogic; and

    - to transact all other business that may properly come before the Summit special meeting, including any motion to adjourn to a later date to permit further solicitation of proxies, if necessary, to establish a quorum or to obtain additional votes in favor of the approval of the above proposals, or to postpone or adjourn the meeting.

The above proposals are described more fully in the accompanying joint proxy statement/prospectus. Please review carefully the entire joint proxy statement/prospectus, including the matters discussed under "Risk Factors" beginning on page 10.

    Stockholders of record at the close of business on January 28, 2000 are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements thereof, and are cordially invited to attend the special meeting in person. A complete list of all stockholders entitled to vote at the special meeting shall be open to the examination of any stockholder, for any purpose germane to the meeting, during the ten days prior to the special meeting at our office at 9305 S.W. Gemini Drive, Beaverton, Oregon 97008.

                                          For the Board of Directors

                                          /s/ WILLIAM V. BOTTS
                                          William V. Botts
                                          CHAIRMAN OF THE BOARD AND
                                          INTERIM CHIEF EXECUTIVE OFFICER

Beaverton, Oregon
February 14, 2000

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE SUMMIT SPECIAL MEETING PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. IF THE PROXY CARD IS MAILED IN THE UNITED STATES YOU DO NOT NEED TO AFFIX POSTAGE TO THE ENCLOSED ENVELOPE.

                            VIEWLOGIC SYSTEMS, INC.
                           293 BOSTON POST ROAD WEST
                         MARLBORO, MASSACHUSETTS 01752
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON MARCH 20, 2000
                             ---------------------

To the stockholders of Viewlogic Systems, Inc.:

    We will hold a special meeting of stockholders of Viewlogic Systems, Inc. on March 20, 2000 at 3:00 p.m., local time, at the offices of Viewlogic, 293 Boston Post Road West, Marlboro, Massachusetts 01752. At the special meeting you will be asked to consider and vote upon the following proposals:

    - the approval and adoption of the agreement and plan of reorganization by and among Summit Design, Inc., Hood Acquisition Corp., a wholly owned subsidiary of Summit, and Viewlogic, pursuant to which Hood will merge into Viewlogic and each outstanding share of capital stock of Viewlogic will be converted into the right to receive 0.67928 of a share of Summit common stock, and the transactions contemplated by the merger agreement, including the merger; and

    - to transact all other business that may properly come before the Viewlogic special meeting, including any motion to adjourn to a later date to permit further solicitation of proxies, if necessary, to establish a quorum or to obtain additional votes in favor of the approval and adoption of the merger agreement and the transactions contemplated by the merger agreement, or to postpone or adjourn the meeting.

    The proposals above are described in greater detail in the accompanying joint proxy statement/ prospectus. Please review carefully the entire joint proxy statement/prospectus, including the matters discussed under "Risk Factors" beginning on page 10.

    A complete list of all stockholders entitled to vote at the special meeting shall be open to the examination of any stockholder, for any purpose germane to the meeting, during the ten days prior to the special meeting at our offices at 293 Boston Post Road West, Marlboro, Massachusetts 01752.

    Holders of record at the close of business on February 7, 2000 of shares of our common stock or shares of our Series A Voting Preferred Stock are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements thereof, and are cordially invited to attend the special meeting in person.

    After careful consideration, the board of directors has unanimously approved and adopted the proposed merger agreement and the merger and determined that the transaction is in the best interests of Viewlogic and its stockholders. The board of directors therefore unanimously recommends that you vote to APPROVE and ADOPT the merger agreement.

                                          For the Board of Directors

                                          /s/ PETER T. JOHNSON

                                          Peter T. Johnson
                                          VICE PRESIDENT, BUSINESS DEVELOPMENT,
                                          CHIEF LEGAL OFFICER AND SECRETARY

Marlboro, Massachusetts
February 14, 2000

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE VIEWLOGIC SPECIAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. IF THE PROXY CARD IS MAILED IN THE UNITED STATES, YOU DO NOT NEED TO AFFIX POSTAGE TO THE ENCLOSED ENVELOPE.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
SUMMARY.....................................................       3
  The Business Combination..................................       3
  Voting on the Business Combination........................       4
  The Companies.............................................       6

SELECTED HISTORICAL AND UNAUDITED PRO FORMA COMBINED
  CONDENSED FINANCIAL DATA..................................       7

RISK FACTORS................................................      10
  Risks Relating to the Business Combination................      10
  Risk Relating to Summit and the Combined Company..........      13
  Risk Relating to Viewlogic................................      22

FORWARD-LOOKING STATEMENTS..................................      26

TRADEMARKS..................................................      26

COMPARATIVE PER SHARE DATA..................................      27

STOCK PRICE DATA............................................      28

SUMMIT SPECIAL MEETING......................................      29
  Date, Time and Place of Summit Special Meeting............      29
  Purpose...................................................      29
  Record Date and Outstanding Shares........................      29
  Vote Required.............................................      29
  Proxies...................................................      30
  Solicitation of Proxies; Expenses.........................      30
  Recommendations of Summit Board of Directors..............      30

VIEWLOGIC SPECIAL MEETING...................................      31
  Date, Time and Place of Viewlogic Special Meeting.........      31
  Purpose...................................................      31
  Record Date and Outstanding Shares........................      31
  Vote Required.............................................      31
  Proxies...................................................      32
  Solicitation of Proxies; Expenses.........................      32
  Recommendations of Viewlogic Board of Directors...........      32

APPROVAL OF THE BUSINESS COMBINATION AND RELATED
  TRANSACTIONS..............................................      33
  Background of the Business Combination....................      33
  Joint Reasons for the Business Combination................      35
  Summit's Reasons for the Business Combination.............      36
  Viewlogic's Reasons for the Business Combination..........      38
  Opinion of Summit's Financial Advisor.....................      38
  Material Federal Income Tax Considerations................      44
  Accounting Treatment......................................      45
  Governmental and Regulatory Approvals.....................      45
  Appraisal Rights..........................................      46

                                                                PAGE
                                                              --------
THE MERGER AGREEMENT........................................      50
  Representations and Warranties............................      50
  Conduct of Business Before Completion of the Business
    Combination.............................................      51
  No Solicitation of Other Acquisition Proposal.............      52
  Treatment of Viewlogic Stock Options......................      52
  Board of Directors and Officers of the Combined Company...      53
  Conditions to Completion of the Business Combination......      53
  Termination of the Merger Agreement.......................      54
  Payment of Termination Fee................................      55
  Extension, Waiver and Amendment of the Merger Agreement...      55
  Interests of Summit Management in the Business
    Combination.............................................      56
  Interests of Viewlogic Directors and Management in the
    Business Combination....................................      56
  Voting Agreements.........................................      57

COMPARISON OF CAPITAL STOCK.................................      58

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION..........      63

INDUSTRY....................................................      71

SUMMIT BUSINESS.............................................      73

SUMMIT SELECTED HISTORICAL AND UNAUDITED FINANCIAL DATA.....      84

SUMMIT MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.......................      85

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
  RISK......................................................     107

SUMMIT DIRECTORS AND EXECUTIVE OFFICERS.....................     108

SUMMIT EXECUTIVE OFFICER COMPENSATION.......................     109

SUMMIT SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
  AND MANAGEMENT............................................     112

PRO FORMA COMBINED SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
  OWNERS AND MANAGEMENT.....................................     114

VIEWLOGIC BUSINESS..........................................     115

VIEWLOGIC SELECTED HISTORICAL AND UNAUDITED PRO FORMA
  FINANCIAL DATA............................................     123

VIEWLOGIC MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.......................     124

VIEWLOGIC DIRECTORS AND EXECUTIVE OFFICERS..................     135

VIEWLOGIC EXECUTIVE OFFICER COMPENSATION....................     137

VIEWLOGIC CERTAIN TRANSACTIONS..............................     141

VIEWLOGIC SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
  AND MANAGEMENT............................................     142

LEGAL MATTERS...............................................     143

EXPERTS.....................................................     143

STOCKHOLDER PROPOSALS.......................................     143

WHERE YOU CAN FIND MORE INFORMATION.........................     143

                                                                PAGE
                                                              --------
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS..................     F-1

SUMMIT FINANCIAL INFORMATION
  Report of Independent Accountants.........................     F-2
  Consolidated Balance Sheets as of December 31, 1998 and
    1997 and September 30, 1999 (unaudited).................     F-3
  Consolidated Statements of Operations for the Years Ended
    December 31, 1998, 1997 and 1996 and for the Nine Months
    Ended September 30, 1999 (unaudited) and 1998
    (unaudited).............................................     F-4
  Consolidated Statements of Stockholders' Equity for the
    Years Ended December 31, 1998, 1997 and 1996 and for the
    Nine Months Ended September 30, 1999 (unaudited)........     F-5
  Consolidated Statements of Cash Flows for the Years Ended
    December 31, 1998, 1997 and 1996 and for the Nine Months
    Ended September 30, 1999 (unaudited)....................     F-6
  Notes to Consolidated Financial Statements................     F-7

VIEWLOGIC FINANCIAL INFORMATION
  Report of Independent Accountants.........................    F-26
  Consolidated Balance Sheets as of January 2, 1999 and
    October 2, 1999.........................................    F-27
  Statements of Revenues and Direct Expenses for the Year
    Ended December 31, 1997 and Consolidated Statements of
    Operations for the year ended January 2, 1999 and for
    the Nine Months Ended October 3, 1998 (unaudited) and
    October 2,1999..........................................    F-28
  Consolidated Statements of Comprehensive Income for the
    year ended January 2, 1999 and for the Nine Months Ended
    October 3, 1998 (unaudited) and October 2,1999..........    F-29
  Consolidated Statements of Stockholders' Equity
    (Deficiency) for the Year Ended January 2, 1999 and for
    the Nine Months Ended October 2, 1999...................    F-30
  Consolidated Statements of Cash Flows for the Year Ended
    January 2, 1999 and for the Nine Months Ended
    October 3, 1998 (unaudited) and October 2, 1999.........    F-31
  Notes to Consolidated Financial Statements................    F-32

Annex A  Agreement and Plan of Reorganization

Annex B  Form of Viewlogic Voting Agreement

Annex C  Fairness Opinion of Dain Rauscher & Wessels

Annex D  Section 262 of Delaware General Corporation Law

                                    SUMMARY

    THE FOLLOWING IS A SUMMARY OF SOME OF THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/ PROSPECTUS. THIS SUMMARY MAY NOT CONTAIN A COMPLETE STATEMENT OF ALL THE IMPORTANT ELEMENTS OF THE PROPOSALS TO BE VOTED ON OR WHICH YOU MAY BELIEVE TO BE IMPORTANT AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS AND THE ACCOMPANYING INFORMATION AND DOCUMENTS.

THE BUSINESS COMBINATION

    Summit Design and Viewlogic have entered into an agreement for a business combination. Upon consummation of the business combination, current stockholders of Viewlogic will receive 0.67928 of a share of Summit common stock for each share of Viewlogic capital stock. Following the business combination, the stockholders of Viewlogic will own approximately 51% of the combined company. The combined company's board of directors will initially consist of the following five members:

    - William Botts and Steven Erwin, each a current member of Summit's board of directors; and

    - William J. Herman, Lorne Cooper and Keith Geeslin, each a current member of Viewlogic's board of directors.

William J. Herman, Viewlogic's current President and Chief Executive Officer and a member of Viewlogic's board of directors, will become the Chairman of the Board of Directors and Chief Executive Officer of the combined company.

RISK FACTORS (PAGE 10)

    The proposed business combination of Summit and Viewlogic involves numerous risks and uncertainties, including, among others:

    - a fixed exchange ratio;

    - potential delays in customers' purchases pending the business combination;

    - possible dilution to earnings per share;

    - difficulties in integrating Summit, Viewlogic and their respective prior acquisitions;

    - diversion of management's attention; and

    - expenses relating to the business combination.

Moreover, each of Summit's and Viewlogic's business involves operating risks which the combined company will continue to face.

INTERESTS OF SUMMIT MANAGEMENT IN THE BUSINESS COMBINATION (PAGE 56)

    In considering the recommendation of the Summit board of directors in favor of the business combination and the related amendments to Summit's certificate of incorporation, stockholders of Summit should be aware that one executive of Summit has interests different from, or in addition to, those of a Summit stockholder. If the business combination is completed it is likely that one executive's stock option will vest in full and that he will receive severance benefits if his employment is terminated.

INTERESTS OF VIEWLOGIC DIRECTORS AND MANAGEMENT IN THE BUSINESS COMBINATION (PAGE 56)

    Viewlogic stockholders should note that many of Viewlogic's directors and executive officers have interests in the business combination as directors or executive officers that are different from, or in addition to, those of a Viewlogic stockholder. If the business combination is completed, indemnification arrangements for all current directors and officers of Viewlogic will be continued. In addition, six current executive officers of Viewlogic will be retained as executive officers of the combined company and three current directors of Viewlogic will be directors of the combined company. The employment agreements of two of Viewlogic's executive officers will be assumed by the combined company. Under the terms of those agreements, each of the two executive officers will be entitled to severance benefits if he is terminated by the combined company without cause.

VOTING ON THE BUSINESS COMBINATION (PAGE 29, 31, 57 AND ANNEX B)

    Consummation of the business combination requires approval of the Summit and Viewlogic stockholders. To induce Summit to enter into the merger agreement, some stockholders of Viewlogic, who own an aggregate of 9,381,904 shares of Viewlogic capital stock, representing approximately 48% of Viewlogic's voting securities as of the record date, have entered into voting agreements with Summit. These stockholders have agreed to vote all shares of their Viewlogic capital stock in favor of approval of the business combination.

Summit and Viewlogic are holding special meetings of stockholders as follows:

    SUMMIT. A special meeting of the stockholders of Summit will be held at the Embassy Suites, 9000 S.W. Washington Square Road, Tigard, Oregon 97223, on
March 20, 2000 at 12:00 p.m. The principal purpose of the special meeting is to consider and vote upon the business combination, the issuance of Summit common stock in connection with the business combination and amendments to Summit's charter to permit this issuance and to change Summit's corporate name to "Innoveda, Inc.".

    VIEWLOGIC. A special meeting of the stockholders of Viewlogic will be held at the offices of Viewlogic, 293 Boston Post Road West, Marlboro, Massachusetts 01752 on March 20, 2000 at 3:00 p.m., local time. The principal purpose of the special meeting is to consider and vote upon the merger agreement and the business combination.

BOARD RECOMMENDATIONS (PAGES 30 AND 32)

    SUMMIT. Summit's board of directors has unanimously approved the merger agreement, the issuance of shares of Summit common stock and the related amendments to Summit's corporate charter. The Summit board of directors unanimously recommends that Summit stockholders approve the Summit proposals described in this joint proxy statement/ prospectus.

    VIEWLOGIC. Viewlogic's board of directors has also unanimously approved the merger agreement and the business combination. The Viewlogic board of directors unanimously recommends that Viewlogic stockholders approve and adopt the Viewlogic proposals described in this joint proxy statement/prospectus.

REASONS FOR THE BUSINESS COMBINATION (PAGE 35)

    Summit and Viewlogic believe that the business combination will benefit the companies for various reasons, including, among others, the following:

    - products that complement one another;

    - a more comprehensive product line; and

    - a larger installed customer base.

OPINION OF SUMMIT'S FINANCIAL ADVISOR (PAGE 38 AND ANNEX C)

    In deciding to approve the business combination, Summit's board of directors considered many factors, including an opinion from its financial advisor, Dain Rauscher Wessels, as to the fairness of the exchange ratio from a financial point of view to Summit and its stockholders. The exchange ratio is the number of shares of Summit common stock to be issued in exchange for one Viewlogic share.

APPRAISAL RIGHTS (PAGE 46 AND ANNEX D)

    SUMMIT. Stockholders of Summit are not entitled to dissenters' rights under Delaware law. Stockholders of Summit can sell their shares of common stock on the Nasdaq National Market at prevailing prices, unless otherwise restricted by securities laws or contractual obligations.

    VIEWLOGIC. Under Delaware law, stockholders of Viewlogic who oppose the business combination are entitled to appraisal rights, including, among others, the right to demand appraisal of their shares.

STRUCTURE OF THE BUSINESS COMBINATION

    The business combination is intended to be a tax-free, stock-for-stock transaction in which a total of approximately 16.3 million shares of Summit common stock will be issued in exchange for all outstanding shares of Viewlogic capital stock. Summit will also assume Viewlogic's outstanding stock options. After completion of the business combination, these options will be exercisable for up to approximately 2.5 million shares of Summit common stock.

CONDITIONS TO COMPLETION OF THE BUSINESS COMBINATION (PAGE 53)

    The merger agreement specifies several conditions that have to be met before Summit and Viewlogic can complete the business combination. These conditions include, among other things:

    - approval by Summit's stockholders of the issuance of approximately 16.3 million shares of Summit common stock and a related corporate charter amendment to increase the number of authorized shares of common stock issuable by Summit accordingly; and

    - approval and adoption by Viewlogic's stockholders of the merger agreement and the business combination.

TERMINATION OF THE MERGER AGREEMENT (PAGE 54)

    Summit or Viewlogic may terminate the merger agreement under specified circumstances, including, among others, the following:

    - if the business combination is not completed by June 30, 2000; or

    - if either Summit's or Viewlogic's stockholders fail to approve the transactions contemplated by the business combination.

In addition, under some circumstances, termination of the merger agreement may lead to payment of a $2.5 million termination fee by either Summit or Viewlogic.

NON-SOLICITATION (PAGE 52)

    Until the business combination is completed or the merger agreement is terminated, Summit and Viewlogic have agreed not to directly or indirectly solicit other acquisition proposals, subject to some legal requirements, including, among others, fiduciary obligations of either of the companies' board of directors.

TAX TREATMENT (PAGE 44)

    The transaction is intended to qualify as a tax-free reorganization for Summit, Viewlogic and their respective stockholders.

ACCOUNTING TREATMENT (PAGE 45)

    Summit and Viewlogic expect that the transaction will be accounted for as a purchase of Summit by Viewlogic for financial reporting and accounting purposes.

REGULATORY REQUIREMENTS (PAGE 45)

    The business combination is subject to the satisfaction of requirements under federal and state securities laws.

RECORD DATE AND VOTE REQUIRED (PAGES 29 AND 31)

    SUMMIT. Only holders of Summit common stock of record at the close of business on January 28, 2000 are entitled to notice of and to vote at the special meeting. The issuance of the shares of Summit common stock to Viewlogic stockholders will require the affirmative vote of a majority of the total votes cast regarding the proposal. The related amendments to Summit's charter will require the affirmative vote of a majority of the total shares outstanding.

    VIEWLOGIC. Only holders of Viewlogic common stock and series A voting preferred stock of record at the close of business on February 7, 2000 are entitled to notice of and to vote at the special meeting. The approval and adoption of the merger agreement and the business combination will require the affirmative vote of a majority of the outstanding shares of Viewlogic common stock and series A voting preferred stock as of the record date, voting together as a single class.

THE COMPANIES

Summit Design, Inc. (Page 72)
9305 S.W. Gemini Drive
Beaverton, Oregon 97008
(503) 643-9281

Summit is an international supplier of software products which helps engineers design computer chips. Some of the world's top electronics companies use Summit's products to increase engineering productivity, decrease time to market and improve the quality of their products.

Viewlogic Systems, Inc. (Page 115)
293 Boston Post Road
West Marlboro, Massachusetts 01752
(508) 480-0881

Viewlogic develops, markets and supports a comprehensive family of integrated software and services for the design of advanced electronic systems and products. Viewlogic is a privately held company with offices in North America, Europe, Japan and the Far East.

                  SELECTED HISTORICAL AND UNAUDITED PRO FORMA
                       COMBINED CONDENSED FINANCIAL DATA

    The following selected historical annual financial data of Summit and Viewlogic has been derived from their respective audited historical financial statements and should be read in conjunction with those consolidated financial statements and the notes related to those financial statements. The consolidated financial statements for Summit for the three fiscal years ended December 31, 1998 and for Viewlogic for the years ended December 31, 1997 and January 2, 1999 and the nine-month period ended October 2, 1999 are included elsewhere in this joint proxy statement/prospectus.

    The fiscal years presented prior to December 31, 1997 represent revenue and expenses derived from the historical financial statements of an entity of which the Viewlogic business was previously a part. Viewlogic does not have balance sheet data for its business prior to December 31, 1997. For further discussion on this point, please refer to Viewlogic's Management, Discussion and Analysis of Financial Condition and Results of Operations on page 124.

    The unaudited selected historical financial information as of September 30, 1999, and for the nine month periods ended September 30, 1998 and 1999, of Summit and the unaudited selected historical financial information of Viewlogic as of October 2, 1999 and for the nine months ended October 3, 1998 and October 2, 1999 are included elsewhere in this joint proxy statement/prospectus, and in the opinion of Summit's and Viewlogic's respective management, reflect all adjustments necessary for the fair presentation of the unaudited interim financial information. The results of operations for those interim periods are not necessarily indicative of the results to be expected for the entire year.

    The business combination will be accounted for under the purchase method of accounting. Although Summit will be acquiring Viewlogic, Viewlogic will hold a controlling interest in Summit as a result of the business combination. Accordingly, the business combination is considered, for accounting purposes, to be a "reverse acquisition," in which Viewlogic is the "accounting acquirer." Accordingly, the unaudited pro forma combined condensed balance sheet data at September 30, 1999 includes the accounts of Viewlogic on a historical cost basis and the assets and liabilities of Summit at acquisition cost, allocated by relative estimated fair value as of the date of the acquisition. The estimated purchase price allocations have been made on a preliminary basis and may change as additional information becomes known. The unaudited pro forma combined statements of operations data have been presented as if the business combination took place at the beginning of the earliest period presented. All of the unaudited pro forma combined condensed historical financial data has been derived from the unaudited pro forma combined condensed financial statements and the related notes thereto included elsewhere in this joint proxy statement/prospectus and should be read in conjunction with those financial statements and related notes. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the business combination had been consummated at the beginning of the periods presented, nor is it necessarily indicative of future operating results or financial position.

                   SUMMIT HISTORICAL CONDENSED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                    AT OR FOR
                                                                                                NINE MONTHS ENDED
                                                 AT OR FOR YEAR ENDED DECEMBER 31,                SEPTEMBER 30,
                                        ----------------------------------------------------   -------------------
                                          1994       1995       1996       1997       1998       1998       1999
                                        --------   --------   --------   --------   --------   --------   --------
                                                                                                   (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Total revenue.........................  $13,167    $14,292    $20,314    $31,469    $43,598    $32,683    $21,853
Total costs and operating expenses,
  excluding in-process technology,
  amortization of purchased
  technology, intangibles and
  goodwill, merger costs, severance
  and write-off of note receivable....   14,095     17,331     19,413     23,458     30,852     22,996     21,773
In-process technology, amortization of
  purchased technology, intangibles
  and goodwill, merger costs,
  severance and write-off of note
  receivable..........................      647         --         --     13,229      4,701      2,816      6,401
Total costs and operating expenses....   14,742     17,331     19,413     36,687     35,553     25,812     28,174
Income (loss) from operations.........   (1,575)    (3,039)       901     (5,248)     8,045      6,871     (6,321)
Net income (loss).....................   (2,082)    (3,611)     1,263        431      5,101      4,618     (5,538)
Net income (loss) per diluted share...  $ (0.22)   $ (0.33)   $  0.10    $  0.03    $  0.32    $  0.28    $ (0.35)
Number of shares used in computing
  diluted earnings (loss) per share...    9,449     11,085     13,243     15,402     16,115     16,208     15,646
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.............  $ 1,203    $   711    $19,801    $19,973    $27,693    $24,662    $27,008
Working capital (deficit).............     (439)      (540)    17,236     14,603     24,255     21,142     23,754
Total assets..........................    8,097      9,151     28,700     39,670     50,210     46,649     42,117
Long-term debt, less current
  portion.............................      253      1,216        770        237        156        164         --
Stockholders' equity..................    1,224        548     19,151     26,196     35,475     32,128     30,260

                 VIEWLOGIC HISTORICAL CONDENSED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                               AT OR FOR YEAR ENDED                          AT OR FOR
                                 -------------------------------------------------       NINE MONTHS ENDED
                                           DECEMBER 31,                              -------------------------
                                 --------------------------------      JANUARY 2,    OCTOBER 3,    OCTOBER 2,
                                   1995        1996      1997(1)          1999          1998          1999
                                 ---------   ---------   --------      -----------   -----------   -----------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Total revenue..................   $74,981     $69,626    $ 63,987       $ 55,237       $41,165      $ 40,817
Total costs and operating
  expenses.....................    61,462      60,770      65,983         43,385        31,346        37,870
Income (loss) from
  operations...................    13,519       8,856      (1,996)        11,852         9,819         2,947
Net income (loss)..............                            (1,199)         5,867         4,796         1,067
Net income per diluted share...                                         $    .73       $  1.21      $    .05
Number of shares used in
  computing diluted earnings
  (loss) per share.............                                            7,999         3,966        21,631
CONSOLIDATED BALANCE SHEET
  DATA:
Working capital (deficit)......                           (14,719)        (6,509)                     (8,224)
Total assets...................                            25,377         24,892                      29,103
Long-term debt, less current
  portion......................                               130         15,873                      14,080
Redeemable convertible
  preferred stock..............                                --         32,000                      32,000
Stockholders' equity
  (deficit)....................                            (5,629)       (47,845)                    (44,822)

------------------------
(1) Statement of Revenue and Expense Data

UNAUDITED SUMMIT AND VIEWLOGIC PRO FORMA COMBINED CONDENSED HISTORICAL FINANCIAL
                                      DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                 YEAR ENDED       NINE MONTHS ENDED
                                              DECEMBER 31, 1998   SEPTEMBER 30, 1999
                                              -----------------   ------------------
PRO FORMA COMBINED CONDENSED STATEMENT OF
  INCOME DATA:
Total revenue...............................       $98,835             $ 62,670
Total costs and operating expenses..........        84,486               69,911
Income (loss) from operations...............        14,349               (7,241)
Net income (loss)...........................         5,841               (7,630)
Net income (loss) per diluted share.........       $  0.18             $  (0.24)
Shares used in computing diluted earnings
  (loss) per share..........................        32,350               31,880

                                                                    AS OF
                                                              SEPTEMBER 30, 1999
                                                              ------------------
PRO FORMA COMBINED CONDENSED BALANCE SHEET DATA:
Cash and cash equivalents...................................       $ 28,304
Working capital.............................................         13,136
Total assets................................................        104,163
Long term debt, less current portion........................         14,080
Stockholders' equity........................................         37,807

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN EVALUATING WHETHER TO APPROVE THE BUSINESS COMBINATION AND RELATED PROPOSALS. YOU SHOULD CONSIDER THESE FACTORS ALONG WITH THE OTHER INFORMATION INCLUDED IN OR ACCOMPANYING THIS JOINT PROXY STATEMENT/PROSPECTUS.

RISKS RELATING TO THE BUSINESS COMBINATION

BECAUSE THE EXCHANGE RATIO FOR SUMMIT COMMON STOCK TO BE RECEIVED BY VIEWLOGIC
  STOCKHOLDERS IN THE BUSINESS COMBINATION IS FIXED, THE VALUE OF THE SHARES TO BE RECEIVED BY VIEWLOGIC STOCKHOLDERS MAY DECREASE IF THE PRICE OF SUMMIT COMMON STOCK DECREASES.

    Under the merger agreement, each outstanding share of Viewlogic capital stock will be converted into the right to receive 0.67928 of a share of Summit common stock. The exchange ratio is fixed and will not be adjusted in the event of any increase or decrease in the market price of Summit common stock. Accordingly, the market value of the consideration to be received by the stockholders of Viewlogic in the business combination will depend entirely on the market price of Summit common stock upon the completion of the business combination.

CURRENT CUSTOMERS OF SUMMIT AND VIEWLOGIC MAY DECIDE NOT TO TRANSACT BUSINESS
  WITH SUMMIT OR VIEWLOGIC PENDING THE OUTCOME OF THE BUSINESS COMBINATION AND THIS MAY NEGATIVELY AFFECT REVENUES.

    The business combination of two companies can be unsettling to customers. Summit and Viewlogic believe that a number of their respective customers may delay their purchase decisions until they have the opportunity to learn more about the business plans of the combined company. As a result, the quarterly results of one or both of the companies could fail to meet the expectations of investors and analysts.

THE SHARES OF SUMMIT COMMON STOCK WHICH ARE ISSUABLE UNDER THE MERGER AGREEMENT
  MAY DILUTE SUMMIT'S EARNINGS PER SHARE AND NEGATIVELY IMPACT THE STOCK PRICE.

    A number of shares equal to approximately 51% of Summit's outstanding common stock after the business combination will be issued to the stockholders of Viewlogic upon completion of the business combination. Additionally, shares equal to approximately 8% of the outstanding Summit common stock after the business combination will be reserved for issuance upon the exercise of options to purchase Viewlogic common stock assumed by Summit under the merger agreement. The issuance of Summit common stock in connection with the business combination and upon the exercise of Viewlogic options assumed by Summit may cause a dilution of earnings per share which may negatively impact the price of Summit common stock.

WE MAY HAVE TO DELAY THE CLOSING OF THE MERGER UNTIL THE PRICE OF SUMMIT'S STOCK
  IS ABOVE $5.00 PER SHARE. THIS DELAY COULD CAUSE THE VALUE OF SUMMIT'S STOCK AND THE BUSINESSES OF SUMMIT AND VIEWLOGIC TO BE SEVERELY DAMAGED.

    The rules of the National Association of Securities Dealers, Inc. set forth the criteria that must be satisfied for a company to be listed on the Nasdaq National Market. The criteria that a company must satisfy to be initially listed on the Nasdaq National Market differ from the criteria that must be satisfied by a company that is already listed on the Nasdaq National Market to continue being listed. Summit satisfies all of the criteria for continued listing on the Nasdaq National Market. However, Nasdaq has concluded that, upon closing of the merger, the combined company must satisfy the criteria for initial listing. One of the criteria for initial listing is that the minimum bid price for the stock of the combined company must be at least $5.00 per share. Although the closing price of Summit's common stock on February 7, 2000 was $6.06 per share, at the time of the merger, the price of Summit's common stock may not be above $5.00 per share.

    Summit and Viewlogic are continuing discussions with Nasdaq in an attempt to obtain a waiver or a modification of the minimum bid requirement such that Summit and Viewlogic can close the merger even if the bid price for the combined company is below $5.00 per share. These discussions may not be successful.

    Absent a waiver or modification of the minimum bid requirement, closing the merger at a bid price below $5.00 per share would cause Nasdaq to remove Summit's stock, and thus the stock of the combined company, from the Nasdaq National Market. As a result, if the bid price is below $5.00 per share at the time that the merger would otherwise close, and if Nasdaq has not waived or modified the minimum bid requirement, Summit and Viewlogic have agreed among ourselves to delay the closing until the combined company meets the minimum bid price requirement, either due to market conditions or actions undertaken by Summit. If the merger is delayed, the value of Summit's stock and the businesses of Summit and Viewlogic could be severely damaged. Because the vote to approve the merger will have already occurred, you will not be able to prevent the merger.

    In addition, one possibility is that Nasdaq will permit the merger to close and require the combined company to take steps after the closing to satisfy the minimum bid price requirement. These steps, directly or indirectly, may adversely affect the value of the combined company's stock.

IF SUMMIT AND VIEWLOGIC CANNOT BE SUCCESSFULLY INTEGRATED, THE ANTICIPATED
  ADVANTAGES OF THE BUSINESS COMBINATION MAY NOT BE REALIZED, IN FULL, IF AT
  ALL.

    The Summit board of directors and the Viewlogic board of directors have each unanimously approved the merger agreement with the expectation that the business combination will result in cost savings and beneficial product and operating synergies. Following the business combination, in order to maintain and increase profitability the combined company will need to successfully integrate and streamline overlapping functions. For example, Summit's operations in Beaverton, Oregon, will be relocated. The desired cost savings may not be achieved and the integration of Summit's and Viewlogic's operations may not be accomplished smoothly, expeditiously or successfully. Each of Summit and Viewlogic has recently completed other business acquisitions. Integration of Summit and Viewlogic may be complicated by the need to integrate these acquisitions and combine multiple corporate cultures, as well.

THE INTEGRATION OF SUMMIT'S AND VIEWLOGIC'S BUSINESSES MAY DISTRACT MANAGEMENT
  FROM ACHIEVING ITS OPERATIONAL OBJECTIVES WHICH COULD LIMIT THE COMBINED COMPANY'S ABILITY TO RETAIN ITS EMPLOYEES.

    The integration of the companies' businesses following the business combination will require the dedication of management resources. This may distract management's attention from the day-to-day business of the combined company. Employee uncertainty and lack of focus during integration may also disrupt the business of the combined company. The retention by Viewlogic and Summit of key employees is critical to ensure continued advancement, development and support of the companies' technologies as well as on-going sales and marketing efforts. During the pre-merger and integration phases, competitors may intensify their efforts to recruit key employees. The combined company may not be able to retain key technical, sales or marketing personnel after the business combination which would adversely affect the combined company's business.

THE COMBINED COMPANY MAY NOT SUCCESSFULLY INTEGRATE RECENT BUSINESS ACQUISITIONS
  OF SUMMIT AND VIEWLOGIC.

    Each of Summit and Viewlogic has recently completed other business acquisitions. This business combination, if approved, would be the largest for either company. The size and number of recent acquisitions may add to the difficulties of integrating Summit's and Viewlogic's businesses. Products, technologies, distribution channels, key personnel and businesses of previously acquired companies may not effectively integrate into the combined company's business or product offerings. Moreover, this integration may adversely affect the combined company's business.

BECAUSE THE COMBINED COMPANY WILL BE MANAGED BY A NEW MANAGEMENT TEAM, CURRENT
  SUMMIT STOCKHOLDERS FACE THE RISK THAT NEW MANAGEMENT MAY MOVE THE COMBINED COMPANY'S BUSINESS IN A NEW DIRECTION.

    After the business combination, the current management of Viewlogic will be able to exert significant control over the combined company, its business and direction, subject to the oversight of the combined company's board of directors. The manner in which the new management team conducts the business of the combined company, and the direction in which the new management team moves the business, may differ from the manner and direction in which the current management of Summit would direct the combined company or Summit on a stand-alone basis. This control by the new management team, together with the effects of future market factors and business conditions, could ultimately evolve into an integration and business strategy that, when implemented, differs from the strategy and business direction currently recommended by Summit's current management and board of directors. The new management team, and any change in business or direction, may not improve, and could adversely impact, the combined company's financial condition and results of operations.

A SMALL NUMBER OF STOCKHOLDERS OF VIEWLOGIC WILL HAVE SIGNIFICANT VOTING CONTROL
  OVER THE COMBINED COMPANY, AND CORRESPONDINGLY, CURRENT STOCKHOLDERS OF SUMMIT WILL NOT BE ABLE TO CONTROL MATTERS SUBMITTED FOR APPROVAL OF THE COMBINED COMPANY'S STOCKHOLDERS.

    Upon the consummation of the business combination, the stockholders of Viewlogic will hold approximately 50.7% of the common stock of the combined company. Moreover, the five largest stockholders of Viewlogic will beneficially own approximately 45.5% of the common stock of the combined company. Acting together, Viewlogic's stockholders will be able to control and the five largest stockholders will be able to substantially influence all matters submitted to the stockholders of the combined company for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of the combined company's assets. This control could have the effect of delaying a change of control of the combined company that other stockholders may believe would result in a premium or better management. In addition, this control could decrease the combined company's stock price because it will be more difficult to acquire a controlling interest in the combined company.

BOTH COMPANIES WILL INCUR SUBSTANTIAL EXPENSES RELATING TO THE BUSINESS
  COMBINATION WHICH WILL NEGATIVELY AFFECT THE FINANCIAL RESULTS OF THE COMBINED COMPANY IN THE QUARTER IN WHICH THE BUSINESS COMBINATION IS COMPLETED.

    Summit and Viewlogic estimate that the negotiation and implementation of the business combination will result in aggregate costs of approximately
$3.9 million, primarily relating to costs associated with combining the companies and the fees of attorneys, accountants and Summit's financial advisor. This estimate may be incorrect, or unanticipated events may substantially increase the costs of combining the operations of the companies. In addition, the combined company expects to record a non-cash expense of approximately
$2.1 million with respect to the write-off of acquired in-process research and development. In any event, the companies anticipate that costs associated with the business combination and the write-off of acquired in-process research and development and goodwill amortization will negatively impact results of operations in the quarter in which the business combination is completed. In addition, Summit and Viewlogic expect to amortize approximately $22.2 million of acquired intangible assets over a period of three to five years, and this will negatively impact results of operations for the duration of the period.

RISK RELATING TO SUMMIT AND THE COMBINED COMPANY

SUMMIT'S QUARTERLY RESULTS WILL LIKELY FLUCTUATE AND AFFECT THE MARKET PRICE OF
  SUMMIT'S COMMON STOCK.

    VARIOUS FACTORS WILL CAUSE SUMMIT'S QUARTERLY RESULTS TO
FLUCTUATE. Summit's quarterly operating results and cash flows have fluctuated in the past and have fluctuated significantly in certain quarters. These fluctuations resulted from several factors, including, among others:

    - the size and timing of orders;

    - large one-time charges incurred as a result of an acquisition or consolidation;

    - seasonal factors;

    - the rate of acceptance of new products;

    - product, customer and channel mix; and

    - lengthy sales cycles.

    - level of sales and marketing staff

    These fluctuations will likely continue in future periods because of the above factors. Additional factors potentially causing fluctuations include, among others:

    - corporate acquisitions and consolidations and the integration of acquired entities and any resulting large one-time charges;

    - the timing of new product announcements and introductions by Summit and Summit's competitors;

    - the rescheduling or cancellation of customer orders;

    - the ability to continue to develop and introduce new products and product enhancements on a timely basis;

    - the level of competition;

    - purchasing and payment patterns, pricing policies of competitors;

    - product quality issues;

    - currency fluctuations; and

    - general economic conditions.

    If the business combination is completed, the combined company's quarterly results will likely continue to fluctuate and effect the market price of its stock.

SUMMIT'S REVENUE IS DIFFICULT TO FORECAST BECAUSE OF THE TIMING OF REVENUE
  RECOGNITION AND UNPREDICTABLE NATURE OF CUSTOMER BEHAVIOR.

    Summit's revenue is difficult to forecast for several reasons. Summit operates with little product backlog because Summit typically ships its products shortly after it receives orders. Consequently, license backlog at the beginning of any quarter has in the past represented only a small portion of that quarter's expected revenue. Correspondingly, license fee revenue in any quarter is difficult to forecast because it is substantially dependent on orders booked and shipped in that quarter. Moreover, Summit generally recognizes a substantial portion of its revenue in the last month of a quarter, frequently in the latter part of the month. Any significant deferral of purchases of Summit's products could have a material adverse affect on its business, financial condition and results of operations in any particular quarter. If significant sales occur earlier than expected, operating results for subsequent quarters may also be adversely affected. Quarterly license fee revenue is difficult to forecast also because Summit's typical sales cycle ranges from six to nine months and varies substantially from customer to customer. In addition, Summit makes a portion of its sales through indirect channels, and these sales can be difficult to predict.

    If the business combination is completed, the combined company's revenue will also be difficult to forecast.

    SHORTFALLS IN REVENUE COULD ADVERSELY IMPACT QUARTERLY OPERATING
RESULTS. Summit establishes its expenditure levels for product development, sales and marketing and other operating activities based primarily on Summit's expectations as to future revenue. Because a high percentage of Summit's expenses are relatively fixed in the near term, if revenue in any quarter falls below expectations, expenditure levels could be disproportionately high as a percentage of revenue and materially adversely affect Summit's operating results.

    Shortfalls in revenue would adversely impact the quarterly operating results of the combined company.

SUMMIT'S OPERATING RESULTS WILL LIKELY FLUCTUATE, AND FLUCTUATION MAY ADVERSELY
  AFFECT THE STOCK PRICE OF SUMMIT COMMON STOCK.

    Summit believes that its quarterly revenue, expenses and operating results will likely vary significantly from quarter to quarter. Summit also believes that period-to-period comparisons of Summit's operating results are not necessarily meaningful. As a result, you should not rely on these comparisons as indications of Summit's future performance. In addition, Summit operates with high gross margins, and a downturn in revenue has had a significant impact on income from operations and net income. Summit's results of operations fell below investors' and market makers' expectations for the quarter ended September 30, 1999 and could be below investors' and market makers' expectation in other quarters, which could have a material adverse effect on the market price of Summit's common stock.

    If the business combination is completed, the combined company's operating results and the market price of Summit's common stock will likely continue to fluctuate.

FAILURE TO REPLACE REVENUE ASSOCIATED WITH CREDENCE SYSTEMS WILL HURT SUMMIT'S
  OPERATING RESULTS.

    As of December 31, 1998, Credence Systems Corporation, or CSC, one of Summit's larger customers, had satisfied its obligation to purchase a minimum number of Visual Testbench licenses pursuant to an OEM agreement entered into in July 1997, and Summit does not expect to receive any additional revenue from sales of Visual Testbench to CSC. Summit will need to replace this revenue, and the failure to replace this revenue would have a material adverse affect on Summit's operating results.

    If the business combination is completed, the combined company will likewise need to replace the revenue previously associated with CSC.

BECAUSE HIGH LEVEL DESIGN AUTOMATION, OR HLDA, PRODUCTS MAKE UP MOST OF SUMMIT'S
  REVENUE, SUMMIT FACES THE RISK OF LACK OF DIVERSIFICATION.

    Summit's future success depends primarily upon the broad market acceptance of Summit's existing and future HLDA products. For the years ended December 31, 1998, 1997 and 1996, revenue from HLDA products and related maintenance contracts represented 100%, 88.8%, and 63.9%, respectively, of Summit's total revenue. As a result, factors adversely affecting sales of these products could have a material adverse effect on Summit's business, financial condition and results of operations. These factors include:

    - increased competition,

    - inability to successfully introduce enhanced or improved versions of these products,

    - product quality issues, and

    - technological change.

    If the business combination is completed, the combined company will continue to depend on HLDA products, although these products will likely make up a lesser percentage of the overall revenue.

SUMMIT MAY NOT GAIN BROAD MARKET ACCEPTANCE OF HLDA PRODUCTS, AND FAILURE TO DO
  SO WILL MATERIALLY ADVERSELY AFFECT SUMMIT'S BUSINESS.

    Although demand for HLDA products has increased in recent years, the market for HLDA products is still emerging. The market may not continue to grow. Even if it does grow, businesses may not continue to purchase Summit's HLDA products. If the market for HLDA products fails to grow or grows more slowly than Summit currently anticipates, it will materially adversely affect Summit's business, financial condition, results of operations or cash flows.

    Summit believes that broad market acceptance of its HLDA products will depend on several factors, including, among others:

    - the ability to significantly enhance design productivity;

    - ease of use;

    - interoperability with existing electronic design automation tools;

    - price; and

    - the customer's assessment of Summit's financial results and Summit's technical, managerial, service and support expertise.

    Summit also depends on its distributors to assist it in gaining market acceptance of its products. These distributors may not give sufficient priority to marketing Summit's products. They may even discontinue offering Summit's products. A decline in the demand for, or the failure to achieve broad market acceptance of, Summit's HLDA products will have a material adverse effect on Summit's business, financial condition, results of operations or cash flows.

    If the business combination is completed, the combined company may not gain broad market acceptance of its HLDA products.

SUMMIT FACES INTENSE COMPETITION IN THE INDUSTRY AND MUST COMPETE SUCCESSFULLY
  IN VARIOUS ASPECTS OR ITS BUSINESS MAY SUFFER.

    The electronic design automation industry is highly competitive, and Summit expects competition to increase as other electronic design automation companies introduce HLDA products. In the HLDA market, Summit principally competes with Mentor Graphics and a number of smaller firms. Indirectly, Summit also competes with other firms that offer alternatives to HLDA. These other firms could also offer more directly competitive products in the future. Some of these companies have significantly greater financial, technical and marketing resources and larger installed customer bases than Summit. Some of Summit's current and future competitors offer a more complete range of electronic design automation products. They may also distribute products that directly compete with Summit's HLDA products by selling such products together with their core product line. In addition, Summit's products perform a variety of functions, and its existing and future competitors are offering, or may offer in the future, some of the same functions as separate products or discrete point solutions. For example, some companies currently offer design entry products without simulators. Competition may cause Summit to offer point solutions instead of, or in addition to, Summit's current software products. Summit would have to price such point solutions lower than Summit's current product offerings, causing Summit's average selling prices to decrease. This, in turn, could have a material adverse effect on Summit's business, financial condition, results of operations, or cash flows.

    Summit competes on the basis of various factors including, among others:

    - product capabilities;

    - product performance;

    - price;

    - support of industry standards;

    - ease of use;

    - first to market; and

    - customer technical support and service.

    Summit believes that its products are competitive overall with respect to these factors. However, in particular cases, Summit's competitors may offer HLDA products with functionality sought by Summit's prospective customers and which differs from those Summit offers. In addition, some competitors may achieve a marketing advantage by establishing formal alliances with other electronic design automation vendors. Further, the electronic design automation industry in general has experienced significant consolidation in recent years, and the acquisition of one of Summit's competitors by a larger, more established electronic design automation vendor could create a more significant competitor. Summit may not compete successfully against current and future competitors, and competitive pressures may have a material adverse effect on Summit's business, financial condition, results of operations, or cash flows. Summit's current and future competitors may develop products comparable or superior to Summit's or more quickly adapt new technologies, evolving industry trends or customer requirements. Increased competition could result in price reductions, reduced margins and loss of market share, all of which could have a material adverse effect on Summit's business, financial condition, results of operations or cash flows.

    If the business combination is completed, the combined company will continue to face intense competition.

SUMMIT'S DEPENDENCE ON THE ELECTRONIC INDUSTRY MAKES IT VULNERABLE TO GENERAL,
  INDUSTRY-WIDE DOWNTURNS.

    Summit's future operating results may reflect substantial fluctuations from period to period as a consequence of these industry patterns, general economic conditions affecting the timing of orders from customers and other factors. The electronics industry involves

    - rapid technological change,

    - short product life cycles,

    - fluctuations in manufacturing capacity; and

    - pricing and margin pressures.

Correspondingly, certain segments, including the computer, semiconductor, semiconductor test equipment and telecommunications industries, have experienced sudden and unexpected economic downturns. During these periods, capital spending often falls, and the number of design projects often decreases. Because Summit's sales depend upon capital spending trends and new design projects, negative factors affecting the electronics industry could have a material adverse effect on Summit's business, financial condition, results of operations, or cash flows. A number of electronics companies, including Summit's customers, have experienced a slowdown in their businesses.

    If the business combination is completed, the combined company will continue to depend on the electronics industry market.

SUMMIT DEPENDS ON THIRD PARTIES FOR PRODUCT INTEROPERABILITY, AND THAT MAKES
  SUMMIT VULNERABLE FROM THESE THIRD PARTIES' REFUSAL TO COOPERATE WITH SUMMIT ON ECONOMICALLY FEASIBLE TERMS.

    Because Summit's products must interoperate, or be compatible, with electronic design automation products of other companies, particularly simulation and synthesis products, Summit must have timely access to third party software to perform development and testing of products. Although Summit has established relationships with a variety of electronic design automation vendors to gain early access to new product information, any of these parties may terminate these relationships with limited notice. In addition, these relationships are with companies that are Summit's current or potential future competitors, including Synopsys, Mentor Graphics and Cadence. If any of these relationships terminate and Summit were unable to obtain, in a timely manner, information regarding modifications of third party products, Summit would not have the ability to modify its software products to interoperate with these third party products. As a result, Summit could experience a significant increase in development costs, the development process would take longer, product introductions would be delayed, and Summit's business, financial condition, results of operations or cash flows could be materially adversely affected.

    If the business combination is completed, the combined company will continue to depend on third parties for product interoperability.

IF SUMMIT CANNOT DEVELOP NEW PRODUCTS TO KEEP PACE WITH TECHNOLOGICAL CHANGE AND
  EVOLVING INDUSTRY STANDARDS, SUMMIT'S BUSINESS WILL SUFFER.

    If Summit cannot, for technological or other reasons, develop and introduce products in a timely manner in response to changing market conditions, industry standards or other customer requirements, particularly if Summit has pre-announced the product releases, its business, financial condition, results of operations or cash flows will be materially adversely affected. The electronic design automation industry is characterized by extremely rapid technological change, frequent new product introductions and evolving industry standards. The introduction of products with new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. In addition, customers in the electronic design automation industry require software products that allow them to reduce time to market, differentiate their products, improve their engineering productivity and reduce their design errors. Summit's future success will depend upon its ability to enhance its current products, develop and introduce new products that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of Summit's customers. Summit may not succeed in developing and marketing product enhancements or new products that respond to technological change or emerging industry standards. It may experience difficulties that could delay or prevent the successful development, introduction and marketing of these products. Summit's products may not adequately meet the requirements of the marketplace and achieve market acceptance.

    If the business combination is completed, the combined company must continue to develop new products to keep pace with technological change and evolving industry standards.

SUMMIT'S SOFTWARE MAY HAVE DEFECTS.

    Summit's software products may contain errors that may not be detected until late in the products' life cycles. Summit has in the past discovered software errors in certain of its products and has experienced delays in shipment of products during the period required to correct these errors. Despite testing by Summit and by current and prospective customers, errors may persist, resulting in loss of, or delay in, market acceptance and sales, diversion of development resources, injury to Summit's reputation or increased service and warranty costs, any of which could have a material adverse effect on its business, financial condition, results of operations or cash flows.

    If the business combination is completed, the combined company's software may likewise have defects.

SUMMIT DEPENDS ON ITS DISTRIBUTORS TO SELL ITS PRODUCTS, ESPECIALLY
  INTERNATIONALLY, BUT THESE DISTRIBUTORS MAY NOT DEVOTE SUFFICIENT EFFORTS TO SELLING SUMMIT'S PRODUCTS OR THEY MAY TERMINATE THEIR RELATIONSHIPS WITH SUMMIT.

    DISTRIBUTORS' CONTINUED VIABILITY. If any of Summit's distributors fails, Summit's business may suffer. Summit relies on distributors for licensing and support of Summit's products outside of North America. Summit depends on the relationships with its distributors to maintain or increase sales. Since Summit's products are used by skilled design engineers, distributors must possess sufficient technical, marketing and sales resources and must devote these resources to a lengthy sales cycle, customer training and product service and support. Only a limited number of distributors possess these resources. Accordingly, Summit depends on the continued viability and financial stability of these distributors.

    DISTRIBUTORS' EFFORTS IN SELLING SUMMIT'S PRODUCTS. Summit's distributors may offer products of several different companies, including Summit's competitors. Summit's current distributors may not continue to market or service and support Summit's products effectively. Any distributor may discontinue to sell Summit's products or devote its resources to products of other companies. The loss of, or a significant reduction in, revenue from Summit's distributors could have a material adverse effect on its business, financial condition, results of operations or cash flows.

    SEIKO. Seiko, a distributor in Asia, accounted for about 23.3% of Summit's revenue during the third quarter of 1999. In June 1999, Summit lowered Seiko's first quarter 2000 product quota in recognition of the adverse economic conditions in the Asia Pacific Region. In December 1999, Summit agreed to waive Seiko's first quarter 2000 product quota requirements to maintain distribution exclusivity. As a result, Summit expects sales through Seiko to decrease for at least the current and following two quarters and revenue attributable to sales in the Asia Pacific region to decrease.

    If the business combination is completed, the combined company will continue to depend on its distributors to sell its products.

SUMMIT FACES THE RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS,
  INCLUDING ITS BUSINESS ACTIVITIES IN EUROPE AND THE ASIA PACIFIC REGION.

    International revenue represents a significant portion of Summit's total revenue and Summit expects this trend to continue. Summit's international revenue is currently denominated in U.S. dollars. As a result, increases in the value of the U.S. dollar relative to foreign currencies could make its products more expensive and, therefore, potentially less competitive in those markets. Summit pays the expenses of its international operations in local currencies and does not engage in hedging transactions with respect to such obligations. International sales and operations involve numerous risks, including, among others:

    - tariff regulations and other trade barriers;

    - requirements for licenses, particularly with respect to the export of certain technologies;

    - collectability of accounts receivable;

    - changes in regulatory requirements; and

    - difficulties in staffing and managing foreign operations and extended payment terms.

    These factors may have a material adverse effect on Summit's future international sales and operations and, consequently, on its business, financial condition, results of operations or cash flows. In addition, financial markets and economies in the Asia Pacific region have been experiencing adverse conditions. Demand for and sales of Summit's products in the Asia Pacific region have decreased, and these adverse economic conditions may worsen. Demand for and sales of Summit's products in this region may further decrease.

    In order to successfully expand international sales, Summit may need to establish additional foreign operations, hire additional personnel and recruit additional international distributors. This will require significant management attention and financial resources and could adversely affect Summit's operating margins. In addition, to the extent that Summit cannot effect these additions in a timely manner, Summit can only generate limited growth in international sales, if any. Summit may not maintain or increase international sales of its products, and failure to do so could have a material adverse effect on its business, financial condition, results of operations or cash flows.

    If the business combination is completed, the combined company will continue to face the same risks associated with international operations.

SUMMIT MUST MANAGE GROWTH AND ACQUISITIONS EFFECTIVELY, OR ITS FINANCIAL
  CONDITION OR RESULTS OF OPERATIONS MAY SUFFER.

    Summit's ability to achieve significant growth will require it to implement and continually expand its operational and financial systems, recruit additional employees and train and manage current and future employees. Summit expects any growth to place a significant strain on its operational resources and systems. Failure to effectively manage any growth would have a material adverse effect on Summit's business, financial condition, results of operations or cash flows.

    Summit regularly evaluates acquisition opportunities. Summit's future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, and large one-time charges which could materially adversely affect Summit's results of operations. Product and technology acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management's attention to other business concern, risks of entering markets in which Summit has no or limited prior experience and potential loss of key employees of acquired companies. Summit's management has had limited experience in assimilating acquired organizations and products into its operations. Summit may not integrate successfully the operations, personnel or products that have been acquired or that might be acquired in the future, and the failure to do so could have a material adverse affect on its results of operations.

    If the business combination is completed, the combined company must continue to manage growth and acquisitions effectively.

SUMMIT FACES THE RISKS ASSOCIATED WITH OPERATIONS IN ISRAEL, INCLUDING
  POLITICAL, CURRENCY FLUCTUATION AND COORDINATION RISKS.

    POLITICAL RISKS AND GOVERNMENTAL REGULATIONS. Summit's research and development operations related to Visual HDL products are located in Israel. Economic, political and military conditions may affect Summit's operations in that country. Hostilities involving Israel, for example, could materially adversely affect Summit's business, financial condition and results of operations. Restrictions on Summit's ability to manufacture or transfer outside of Israel any technology developed under research and development grants from the government of Israel further heightens the impact. See "Summit relies on Israeli research, development and marketing grants for certain benefits."

    CURRENCY RISKS. In addition, while all of Summit's sales are denominated in U.S. dollars, a portion of its annual costs and expenses in Israel are paid in Israeli currency. Payment in Israeli currency subjects Summit to foreign currency fluctuations and to economic pressures resulting from Israel's generally high rate of inflation of, for example, approximately 9% in 1998. As a result, an increase in the value of Israeli currency in comparison to the U.S. dollar could increase the cost of research and development expenses and general and administrative expenses.

    COORDINATION RISKS. In addition, coordination with and management of the Israeli operations requires Summit to address differences in culture, regulations and time zones. Failure to successfully address these differences could disrupt Summit's operations.

    If the business combination is completed, the combined company will continue to face the same risks associated with operations in Israel.

SUMMIT CURRENTLY ENJOYS CERTAIN TAX BENEFITS UNDER AN ISRAELI "APPROVED
  ENTERPRISE" STATUS WHICH IT MAY NOT ENJOY IN THE FUTURE AND WHICH IN TURN MAY ADVERSELY AFFECT SUMMIT'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

    The Israeli government has granted Summit's Israeli production facility the status of an "Approved Enterprise" under the Israeli Investment Law for the Encouragement of Capital Investments, 1959. Taxable income of a company derived from an "Approved Enterprise" is eligible for tax benefits, including significant income tax rate reductions for up to seven years following the first year in which the "Approved Enterprise" has Israeli taxable income (after using any available net operating losses) subject to specified conditions. In the event of Summit's failure to comply with these conditions, the tax benefits could be canceled, in whole or in part, and Summit would have to refund the amount of the canceled benefits, adjusted for inflation and interest. During 1998, Summit realized income of $4.3 million from its Israeli operations and "Approved Enterprise" tax benefits of $1.9 million. Summit has recently applied for "Approved Enterprise" status with respect to a new project and intends to apply in the future with respect to additional projects. Summit's Israeli production facility may not continue to operate or qualify as an "Approved Enterprise". The benefits under the "Approved Enterprise" regulations may not continue, or be applicable, in the future. Summit intends to permanently reinvest earnings of the Israeli subsidiary outside the United States. If these earnings are remitted to the United States, Summit may have to pay additional U.S. federal and foreign taxes. The loss of, or any material decrease in, these income tax benefits could have a material adverse effect on Summit's business, financial condition, results of operations or cash flows.

    Losing the "Approved Enterprise" status may likewise adversely affect the combined company's financial condition and results of operations.

SUMMIT DEPENDS ON ITS KEY PERSONNEL, AND FAILURE TO HIRE OR RETAIN QUALIFIED
  PERSONNEL COULD CAUSE SUMMIT'S BUSINESS TO SUFFER.

    Summit's future success will depend in large part on its key technical and management personnel and its ability to continue to attract and retain highly-skilled technical, sales and marketing and management personnel. Summit has entered into employment agreements with certain of its executive officers. These agreements, however, do not guarantee the services of these employees and do not contain noncompetition provisions. Summit recently amended the employment agreement with Richard Davenport, Summit's President. As amended,
Mr. Davenport's employment agreement provides that he is entitled to certain guaranteed severance payments. Mr. Davenport may or may not continue his employment with Summit. In addition, C. Albert Koob, Summit's former Vice President, Finance and Chief Financial Officer, has tendered his resignation effective as of the end of January, 2000.

    Competition for personnel in the software industry in general, and the electronic design automation industry in particular, is intense. Summit has in the past experienced difficulty in recruiting qualified personnel. Summit may fail to retain its key personnel or attract and retain other qualified technical, sales and marketing and management personnel in the future. The loss of any key employees or the inability to attract and retain additional qualified personnel may have a material adverse effect on Summit's business, financial condition, results of operations or cash flows. Additions of new personnel and departures of existing personnel, particularly in key positions, can be disruptive and can result in departures of additional personnel, which could have a material adverse effect on Summit's business, financial condition, results of operations or cash flows.

    If the business combination is completed, the combined company will continue to depend on its key personnel and its ability to hire additional qualified personnel.

IF SUMMIT FAILS TO EXPAND ITS SALES AND MARKETING ORGANIZATIONS, ITS BUSINESS
  MAY SUFFER.

    Summit's success will depend on its ability to build and expand its sales and marketing organizations. Summit hired fewer sales and marketing personnel than planned in the fourth quarter of 1998 and the first two quarters of 1999 and experienced attrition in the existing sales force during the first quarter of 1999. In part, as a result of the lack of sales people, Summit's revenues for the fourth quarter of 1998 were lower than expected. In February 1998, Summit's Senior Vice President of Worldwide Marketing and Sales resigned. Summit's future success will depend in part on its ability to hire and retain qualified sales and marketing personnel and the ability of these new persons to rapidly and effectively transition into their new positions. Competition for qualified sales and marketing personnel is intense, and Summit may not be able to hire and retain the number of sales and marketing personnel needed, which would have a material adverse effect on its business, financial condition, results of operations or cash flows.

    If the business combination is completed, the combined company will need to expand its sales and marketing organizations.

SUMMIT RELIES ON ISRAELI RESEARCH, DEVELOPMENT AND MARKETING GRANTS FOR CERTAIN
  BENEFITS. FAILURE TO OBTAIN SIMILAR GRANTS AND BENEFITS IN THE FUTURE MAY ADVERSELY AFFECT SUMMIT'S BUSINESS.

    Summit has developed its Visual HDL for VHDL products under grants from the Office of the Chief Scientist in the Israeli Ministry of Industry and Trade. The terms of the grants prohibit the manufacture of products developed under these grants outside of Israel and the transfer of the technology developed under these grants to any person, without the prior written consent of the Chief Scientist. If Summit were unable to obtain the consent of the government of Israel, it would be unable to take advantage of potential economic benefits such as lower taxes, lower labor and other manufacturing costs and advanced research and development facilities that may be available if these technology and manufacturing operations could be transferred to locations outside of Israel. In addition, Summit would be unable to minimize risks particular to operations in Israel, such as hostilities involving Israel.

    If the business combination is completed, the combined company will continue to rely on the same grants and benefits from the Israeli government.

SUMMIT DEPENDS ON ITS INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS BUT
  PROTECTION OF THESE RIGHTS IS LIMITED.

    Summit's success depends in part upon its proprietary technology. Summit relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures, licensing arrangements and technical means to establish and protect its proprietary rights. As part of Summit's confidentiality procedures, Summit generally enters into non-disclosure agreements with employees, distributors and corporate partners, and limit access to, and distribution of, its software, documentation and other proprietary information. In addition, Summit protects its products with hardware locks and software encryption techniques designed to deter unauthorized use and copying. Despite these precautions, a third party may still copy or otherwise obtain and use Summit's products or technology without authorization, or develop similar technology independently.

    Summit provides its products to end-users primarily under "shrink-wrap" license agreements included within the packaged software. In addition, Summit delivers certain of its verification products electronically under an electronic version of a "shrink wrap" license agreement. These agreements are not negotiated with or signed by the licensee, and thus may not be enforceable in certain jurisdictions. In addition, the laws of some foreign countries do not protect Summit's proprietary rights as fully as do the laws of the United States. Summit's means of protecting its proprietary rights in the United States or abroad may not be adequate, and competitors may also independently develop similar technology.

    If the business combination is completed, the combined company will continue to depend on its intellectual property and proprietary rights.

SUMMIT MAY FACE INFRINGEMENT CLAIMS, AND INTELLECTUAL PROPERTY LITIGATION WILL
  BE COSTLY FROM BOTH THE ECONOMIC AND BUSINESS PERSPECTIVES.

    Summit could face an increasing number of infringement claims as the number of products and competitors in Summit's industry segment grows, the functionality of products in Summit's industry segment overlaps and an increasing number of software patents are granted by the United States Patent and Trademark Office. A third party may claim such infringement by Summit with respect to current or future products. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product delays or require Summit to enter into royalty or licensing agreements. These royalty or license agreements, if required, may not be available on acceptable terms or at all. Failure to protect Summit's proprietary rights or claims of infringement could have a material adverse effect on Summit's business, financial condition, results of operations or cash flows.

    If the business combination is completed, the combined company may likewise face infringement claims.

SUMMIT'S STOCK PRICE MAY FLUCTUATE DRAMATICALLY.

    The stock markets have experienced price and volume fluctuations that have particularly affected technology companies, resulting in changes in the market prices of the stocks of many companies which may not have been directly related to the operating performance of those companies. These broad market fluctuations may adversely affect the market price of Summit's common stock. In addition, factors such as announcements of technological innovations or new products by Summit or its competitors, market conditions in the computer software or hardware industries and quarterly fluctuations in Summit's operating results may have a significant adverse effect on the market price of Summit's common stock.

    If the business combination is completed, the combined company's stock price may likewise fluctuate dramatically.

RISKS RELATING TO VIEWLOGIC

    If the proposed business combination between Summit and Viewlogic is completed, Viewlogic would experience all of the same risks as Summit, including, among others:

    - the electronic design automation industry is intensively competitive and Viewlogic's failure to compete successfully would limit its ability to increase and retain its market share;

    - dependence on the semiconductor and electronic businesses and as a result layoffs, restructurings, mergers and suspensions of business plans in these businesses could reduce the aggregate level of purchases of Viewlogic's products and services;

    - if Viewlogic fails to respond to rapid technological changes in the electronic design automation industry, its products could become obsolete;

    - if Viewlogic fails to participate in the development of and acquire rights to electronic design automation industry standard technologies, Viewlogic would not be able to modify its products to function with third-party products, which could increase the cost and length of Viewlogic's product development process and delay product releases;

    - Viewlogic's software may have defects, which could damage Viewlogic's reputation as well as increase service, maintenance and warranty costs;

    - if Viewlogic's distributors, especially its international distributors, fail to effectively maintain or increase sales levels, Viewlogic may not be able to develop an alternative distribution system for its products and its revenue may decline;

    - Viewlogic's efforts to protect its intellectual property may not be adequate to prevent third parties from using its intellectual property in competition against Viewlogic;

    - Viewlogic could incur substantial costs defending its intellectual property from infringement or a claim of infringement;

    - Viewlogic's business could be seriously harmed if it lost the services of its President and Chief Executive Officer, William J. Herman, or if it fails to attract and retain other key personnel;

    - Viewlogic's failure to manage its growth could strain its resources and could impede further growth;

    - Any acquisitions Viewlogic may make could limit Viewlogic's ability to manage and maintain its business, may result in adverse accounting treatment and may be difficult to integrate into its business;

    - Viewlogic's growth may be impeded, if it is not able to expand its sales and marketing organizations; and

    - Viewlogic would lose revenues and incur significant costs if the systems and software it uses are not year 2000 compliant or if its customers or potential customers alter their purchasing patterns as a result of the year 2000.

    For a more detailed explanation of any of the aforementioned risk factors, please see "Risk Factors--Risks Relating to Summit and the Combined Company".

    If the proposed business combination between Summit and Viewlogic is not completed, Viewlogic could experience all the aforementioned risks and additional risks.

VIEWLOGIC'S LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE ITS
  BUSINESS AND ITS ABILITY TO ADDRESS THE RISK AND UNCERTAINTIES THAT IT FACES.

    Although Viewlogic was originally a part of a much larger business which dates back to 1984. Viewlogic began its current independent operations in October 1998. As a result, Viewlogic has only a limited operating history on which you can base an evaluation of its business and prospects. You must consider the information in this joint proxy statement/prospectus about Viewlogic in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in rapidly evolving markets like the electronic design automation industry. Viewlogic may not be successful in addressing these risks and uncertainties. Some of these risks and uncertainties relate to Viewlogic's ability to:

    - attract and maintain customers;

    - develop new technology and upgrade current technology;

    - establish and maintain strategic relationships;

    - respond effectively to competitive and technological developments;

    - build an infrastructure, including additional hardware and software, personnel and facilities, to support its business; and

    - maintain the quality of its products and service.

    Viewlogic may not successfully address these risks.

VIEWLOGIC MAY NOT HAVE SUFFICIENT FUNDS TO SUCCESSFULLY DEVELOP ITS PRODUCTS AND
  ITS PRODUCTS OR TECHNOLOGIES COULD BECOME OBSOLETE.

    The industry in which Viewlogic competes experiences rapid technological developments, changes in industry standards, changes in customer requirements and frequent new product introductions and improvements. If Viewlogic is unable to respond quickly and successfully to these developments and changes, Viewlogic may lose its competitive position and its products or technologies may become uncompetitive or obsolete. In addition, delays in access to technology developed by competitors and suppliers could slow Viewlogic's design and manufacture of components and subsystems that distinguish its products. In order to compete successfully, Viewlogic must develop or acquire new products and improve its existing products and processes on a schedule that keeps pace with technological developments in its industries. Viewlogic must also be able to support a range of changing computer software, hardware platforms and customer preferences.

IF THE SYSTEM DESIGN PORTION OF THE ELECTRONIC DESIGN AUTOMATION INDUSTRY ON
  WHICH VIEWLOGIC PRIMARILY FOCUSES DOES NOT GROW, VIEWLOGIC'S BUSINESS MAY
  FAIL.

    Since October 1998, Viewlogic has focused on the field programmable gate array, printed circuit board and system-level design automation markets while most major competitors have focused their resources on the application-specific integrated circuits and integrated circuit design automation markets. Viewlogic has adopted this focus because it believes that the increased complexity of application-specific integrated circuits and integrated circuit designs, and the resulting increase in design time, will cause electronic product manufacturers to differentiate their products at the system level. If the system design portion of the electronic design automation industry does not grow, Viewlogic's business may fail.

VIEWLOGIC MUST CONTINUE TO UPDATE ITS CURRENT PRODUCTS TO SERVE ITS INSTALLED
  CUSTOMER BASE OR ITS REVENUE DERIVED FROM MAINTENANCE AGREEMENTS WILL
  DECREASE.

    A substantial portion of Viewlogic's revenue is derived from maintenance agreements for existing products. In order to maintain that revenue, Viewlogic must continue to offer those customers updates for those products or convert those customers to new products. Viewlogic may not be able to do so.

VIEWLOGIC MAY NEED ADDITIONAL CAPITAL, WHICH IT MAY NOT BE ABLE TO RAISE, AND
  WHICH, IF RAISED, MAY DILUTE YOUR OWNERSHIP INTEREST.

    Viewlogic may need to raise additional funds through public or private equity or debt financings in order to:

    - develop new technology and upgrade current technology;

    - take advantage of acquisition or expansion opportunities;

    - expand its sales and marketing operations; or

    - address additional working capital needs.

    If Viewlogic cannot obtain financing on terms acceptable to it, Viewlogic may be forced to curtail some or all of these activities. As a result, Viewlogic may be unable to implement its business plan and may grow its business slowly. Any additional capital raised through the sale of equity may dilute the ownership interest of, and may be on terms that are unfavorable to, Viewlogic's stockholders.

VIEWLOGIC FACES RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS THAT COULD REDUCE
  ITS REVENUE DERIVED FROM INTERNATIONAL OPERATIONS.

    Viewlogic derives a substantial portion of its revenue from its international operations. There are certain risks inherent in doing business in international markets which could adversely impact the success of Viewlogic's international operations. These risks include:

    - unexpected changes in regulatory requirements;

    - export restrictions, tariffs and other trade barriers;

    - difficulties in staffing and managing foreign operations;

    - continued economic stagnation in Asia;

    - political instability;

    - fluctuations in currency exchange rates;

    - seasonal reductions in business activity during the summer months in Europe and certain other parts of the world; and

    - potentially adverse tax consequences.

    Additionally, Viewlogic must comply with United States Department of Commerce regulations in shipping its software products and other technologies outside the United States. Although Viewlogic has not had any significant difficulty complying with these regulations to date, any significant future difficulty in complying could harm Viewlogic's business.

VIEWLOGIC HAS SUBSTANTIAL SECURED DEBT, WHICH MAY SUBSTANTIALLY RESTRICT
  VIEWLOGIC'S ABILITY TO REACT TO THE RAPIDLY CHANGING ENVIRONMENT OF THE ELECTRONIC DESIGN AUTOMATION INDUSTRY, AND WHICH IT MAY NOT BE ABLE TO REPLACE.

    As of October 2, 1999 Viewlogic had borrowings of approximately
$16.5 million under its credit facility. Borrowings under the credit facility are secured by substantially all of Viewlogic's assets. The credit facility contains limitations on additional indebtedness and capital expenditures, and includes financial covenants, which include but are not limited to the maintenance of minimum levels of interest and debt service coverage ratios and maximum leverage ratios. Collectively, these limitations and covenants may substantially restrict the flexibility of Viewlogic's management in quickly adjusting its financial and operational strategies to react to changing economic and business conditions and may compromise Viewlogic's ability to react to the rapidly evolving environment of the electronic design automation industry. To avoid default under this credit facility, Viewlogic must remain in compliance with these limitations and covenants and make all required repayments or Viewlogic must obtain replacement financing. Viewlogic may not be able to secure replacement financing on terms acceptable to it or to its stockholders, or at all. In the event of a default by Viewlogic, Viewlogic's lender may enforce its security interest and take possession of substantially all or some of Viewlogic's assets. As of October 2, 1999, Viewlogic had cash and cash equivalents of $1,296,000.

                           FORWARD-LOOKING STATEMENTS

    Summit and Viewlogic make forward-looking statements in this joint proxy statement/prospectus that involve substantial risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of Summit, Viewlogic and, if the business combination is completed, the combined company, as well as statements preceded by, followed by or that include the words "anticipates," "believes," "expects," "intends," "may," "should," "will" or similar expressions. You should understand that many important factors, in addition to those discussed elsewhere in this joint proxy statement/prospectus, could affect the future results of Summit, Viewlogic and, if the business combination is completed, the combined company, and could cause those results to differ materially from those expressed in these forward-looking statements. You should carefully review the risks set forth in this joint proxy statement/prospectus under "Risk Factors" beginning on page 10.

                                   TRADEMARKS

    This joint proxy statement/prospectus contains trademarks of Summit and Viewlogic and may contain other trademarks which are the property of their respective owners.

    SUMMIT HAS PROVIDED ALL INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS WITH RESPECT TO SUMMIT AND HOOD ACQUISITION CORP. VIEWLOGIC HAS PROVIDED ALL INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS WITH RESPECT TO VIEWLOGIC.

                           COMPARATIVE PER SHARE DATA

    The following table sets forth certain historical per share data of Summit and Viewlogic and combined per share data on an unaudited pro forma basis after giving effect to the business combination on a purchase basis of accounting, assuming that 0.67928 shares of Summit common stock are issued in exchange for one share of Viewlogic capital stock in the business combination. This data should be read in conjunction with the selected historical financial data, the unaudited pro forma combined condensed financial data, and the separate historical financial statements of Summit and Viewlogic and notes, all of which are included elsewhere in this joint proxy statement/prospectus. The pro forma combined condensed financial data are not necessarily indicative of the operating results that would have been achieved had the business combination been consummated as of the beginning of the periods presented and should not be construed as representative of results for any future period.

                                                  YEAR ENDED    NINE MONTHS ENDED
                                                 DECEMBER 31,     SEPTEMBER 30,
                                                     1998             1999
                                                 ------------   -----------------
HISTORICAL--SUMMIT
Earnings/(loss) per share--diluted.............     $ 0.32            $(0.35)
Book Value per common share(1).................     $ 2.30            $ 1.93

                                                   YEAR ENDED   NINE MONTHS ENDED
                                                   JANUARY 2,      OCTOBER 2,
                                                      1999            1999
                                                   ----------   -----------------
HISTORICAL--VIEWLOGIC
Earnings/(loss) per share--diluted...............   $  0.73          $  0.05
Book Value (deficit) per common share(1).........   $(12.06)         $ (5.67)

                                                  YEAR ENDED     NINE MONTHS ENDED
                                                 DECEMBER 31,      SEPTEMBER 30,
                                                     1998              1999
                                                 -------------   -----------------
PRO FORMA COMBINED EARNINGS (LOSS) PER COMMON
  SHARE--DILUTED
Per Summit share(2)............................     $ 0.18             $(0.24)
Equivalent Viewlogic share(3)..................     $ 0.12             $(0.16)

                                                  YEAR ENDED     NINE MONTHS ENDED
                                                 DECEMBER 31,      SEPTEMBER 30,
                                                     1998              1999
                                                 -------------   -----------------
PRO FORMA COMBINED BOOK VALUE PER COMMON SHARE
Per Summit share(2)............................     $ 1.20             $ 1.18
Equivalent Viewlogic share(3)..................     $ 0.81             $ 0.80

------------------------

(1) The historical book value per common share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at the end of each period.

(2) For purposes of pro forma combined data, Summit's financial data for the fiscal year ended December 31, 1998 and for the nine-months ended September 30, 1999 have been combined with Viewlogic's financial data for the corresponding periods, including the effects of pro forma adjustments described elsewhere in this joint proxy statement/prospectus.

(3) The equivalent pro forma combined earnings (loss) per Viewlogic common share and equivalent pro forma combined book value per Viewlogic common share, on an as converted basis, are calculated by multiplying the respective pro forma combined per Summit amounts by an exchange ratio of 0.67928 shares of Summit common stock for each share of Viewlogic capital stock.

                                STOCK PRICE DATA

    The table below sets forth, for the calendar quarters indicated, the reported high and low closing sale prices of Summit common stock as reported on the Nasdaq National Market. Because there is no established trading market for shares of Viewlogic capital stock, information with respect to the market prices of Viewlogic's capital stock is omitted.

                                                                    SUMMIT
                                                                 COMMON STOCK
                                                              -------------------
                                                                HIGH       LOW
                                                              --------   --------
1997 CALENDAR YEAR
First Quarter...............................................   11.875     7.375
Second Quarter..............................................    9.375      5.25
Third Quarter...............................................   18.125     7.625
Fourth Quarter..............................................    18.75      8.75

1998 CALENDAR YEAR
First Quarter...............................................   16.625     9.438
Second Quarter..............................................   17.125     13.50
Third Quarter...............................................   15.375     5.875
Fourth Quarter..............................................    9.625      4.75

1999 CALENDAR YEAR
First Quarter...............................................    9.563     3.313
Second Quarter..............................................    3.938     2.469
Third Quarter...............................................    3.625     2.250
Fourth Quarter..............................................    4.188     2.125

2000 CALENDAR YEAR
First Quarter (through February 7, 2000)....................   6.0625     3.375

    On September 16, 1999, the last full trading day prior to the public announcement of the execution and delivery of the merger agreement, the last reported sale price on the Nasdaq National Market was $3.563 per share of Summit common stock. On February 7, 2000, the last reported price on Nasdaq was $6.0625 per share of Summit common stock.

    Because the exchange ratio is fixed, changes in the market price of Summit common stock will affect the dollar value of the Summit common stock to be received by stockholders of Viewlogic in the business combination. Summit stockholders and Viewlogic stockholders are urged to obtain current market quotations for Summit common stock prior to their respective special meetings.

DIVIDEND POLICY

    In connection with its October 1998 recapitalization, Viewlogic paid to Synopsys, then its sole stockholder, a cash dividend of an aggregate of $30,000,000. Other than this cash dividend, Viewlogic has never paid any cash dividend on shares of its capital stock, nor has Summit. The combined company currently intends to retain earnings for development of its business and not to distribute earnings to stockholders as dividends. The declaration and payment by the combined company of any future dividends and the amount thereof will depend upon the combined company's results of operations, financial condition, cash requirements, future prospects, limitations imposed by credit agreements or senior securities and other factors deemed relevant by the combined company's board of directors.

                             SUMMIT SPECIAL MEETING

DATE, TIME AND PLACE OF SUMMIT SPECIAL MEETING

    The Summit special meeting will be held at the Embassy Suites, 9000 S.W. Washington Square Road, Tigard, Oregon 97223, on March 20, 2000 at 12:00 p.m. local time.

PURPOSE

    The purpose of the Summit special meeting is to consider and vote upon the following proposals:

    - the issuance of shares of Summit common stock to the stockholders of Viewlogic pursuant to the agreement and plan of reorganization among Summit, Viewlogic and Hood Acquisition Corp., a wholly owned subsidiary of Summit, dated as of September 16, 1999;

    - an amendment to Summit's certificate of incorporation increasing the number of shares of Summit common stock authorized for issuance by 20 million shares to 50 million shares, contingent upon approval of the above stock issuance proposal;

    - an amendment to Summit's certificate of incorporation changing the company's name to "Innoveda, Inc.," contingent and effective upon completion of the business combination with Viewlogic; and

    - to transact all other business that may properly come before the Summit special meeting, including any motion to adjourn to a later date to permit further solicitation of proxies, if necessary, to establish a quorum or to obtain additional votes in favor of the approval of the above proposals, or to postpone or adjourn the meeting.

RECORD DATE AND OUTSTANDING SHARES

    Only Summit stockholders of record on January 28, 2000 are entitled to notice of and to vote at the Summit special meeting. As of the record date, there were approximately 3,500 holders of record holding an aggregate of approximately 15,814,855 shares of Summit common stock.

    On or about February 14, 2000, a notice of the Summit special meeting which complied with the requirements of Delaware law is being mailed to all stockholders of record as of the record date.

VOTE REQUIRED

    Under Delaware law, the charter documents of Summit and Nasdaq rules, approval of the issuance of shares of Summit common stock pursuant to the merger agreement requires the affirmative vote of a majority of the total votes cast regarding such proposal. The amendments to the certificate of incorporation each requires the affirmative vote of the holders of a majority of the outstanding shares of Summit common stock. In each case, a quorum is necessary. BECAUSE SUMMIT CURRENTLY DOES NOT HAVE SUFFICIENT AUTHORIZED SHARES OF COMMON STOCK TO ISSUE TO VIEWLOGIC STOCKHOLDERS, THE PROPOSAL TO ISSUE SHARES OF COMMON STOCK PURSUANT TO THE MERGER AGREEMENT IS CONTINGENT UPON THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF SUMMIT COMMON STOCK.

    Each stockholder of record of Summit common stock on the Summit record date is entitled to cast one vote per share, exercisable in person or by properly executed proxy, on each matter properly submitted for the vote of the stockholders of Summit at the Summit special meeting.

    The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Summit common stock entitled to vote at the Summit special meeting shall constitute a quorum. Broker non-votes and shares held by persons abstaining will be counted in determining whether a quorum is present at the Summit special meeting. For the first proposal above, abstentions are counted as votes cast against the proposal whereas broker non-votes are not counted as votes cast for purposes of determining whether the proposal has been approved. For the second and third proposals above, the effect of an abstention or broker non-vote is the same as a vote against the proposal.

    As of the Summit record date, officers, directors and affiliates of Summit owned approximately 11% of the outstanding shares of Summit common stock.

PROXIES

    Each of the persons named in the Summit proxy is an officer of Summit. All shares of Summit common stock that are entitled to vote and are represented at the Summit special meeting either in person or by properly executed proxies received prior to or at the Summit special meeting and not duly and timely revoked will be voted at the Summit special meeting in accordance with the instructions indicated on the Summit proxies. If no such instructions are indicated, such proxies will be voted for:

    - the issuance of shares of Summit common stock to the stockholders of Viewlogic pursuant to the merger agreement;

    - the amendment to Summit's corporate charter to increase the number of shares of our common stock authorized for issuance from 30 million shares to 50 million shares; and

    - the amendment to Summit's corporate charter to change the company's name to "Innoveda, Inc.".

    Any proxy given pursuant to this solicitation by Summit may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by:

    - filing with the Secretary of Summit at or before the taking of the vote at the Summit special meeting, a written notice of revocation bearing a later date than the proxy;

    - duly executing a later-dated proxy relating to the same shares and delivering it to the Secretary of Summit before the taking of the vote at the Summit special meeting; or

    - attending the Summit special meeting and voting in person (although attendance at the Summit special meeting will not in and of itself constitute a revocation of a proxy).

    Any written notice of revocation or subsequent proxy should be sent so as to be delivered to Summit at 9305 S.W. Gemini Drive, Beaverton, Oregon 97008,
Attention: Secretary, or hand delivered to the Secretary of Summit, in each case at or before the taking of the vote at the Summit special meeting.

SOLICITATION OF PROXIES; EXPENSES

    The cost of the solicitation of proxies from Summit stockholders will be borne by Summit. In addition, Summit may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Proxies may also be solicited by Summit directors, officers and regular employees personally or by telephone, telegram, letter or facsimile. These persons will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses incurred in connection with the solicitation. In addition, Summit has retained Skinner & Co. to assist in the solicitation of proxies from brokers, nominees, institutions and individuals at an estimated fee of $10,000 plus reimbursement of reasonable expenses. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by these custodians, nominees and fiduciaries, and Summit will reimburse these custodians, nominees and fiduciaries for reasonable expenses.

RECOMMENDATIONS OF SUMMIT BOARD OF DIRECTORS

    The Summit board of directors has unanimously approved the proposed business combination and the merger agreement and determined that the transactions as contemplated by the merger agreement are in the best interests of Summit and its stockholders. The Summit board of directors therefore, unanimously recommends that Summit's stockholders vote to APPROVE the issuance of the aggregate of approximately 16.3 million shares of Summit common stock to Viewlogic's stockholders pursuant to the merger agreement and APPROVE each of the proposed amendments to Summit's certificate of incorporation.

                           VIEWLOGIC SPECIAL MEETING

DATE, TIME AND PLACE OF VIEWLOGIC SPECIAL MEETING

    The Viewlogic special meeting will be held at the offices of Viewlogic, 293 Boston Post Road West, Marlboro, Massachusetts 01752 on March 20, 2000 at 3:00 p.m. local time.

PURPOSE

    The purpose of the Viewlogic special meeting is to consider and vote upon the following proposals:

    - the approval and adoption of the agreement and plan of reorganization by and among Summit Design, Inc., Hood Acquisition Corp., a wholly owned subsidiary of Summit, and Viewlogic, pursuant to which Hood will merge into Viewlogic and each outstanding share of capital stock of Viewlogic will be converted into the right to receive 0.67928 of a share of Summit common stock, and the transactions contemplated by the merger agreement, including the merger; and

    - to transact all other business as may properly come before the Viewlogic special meeting, including any motion to adjourn to a later date to permit further solicitation of proxies, if necessary, to establish a quorum or to obtain additional votes in favor of the approval and adoption of the merger agreement and the transactions contemplated by the merger agreement, or to postpone or adjourn the meeting.

RECORD DATE AND OUTSTANDING SHARES

    Only holders of record on February 7, 2000 of Viewlogic common stock and series A voting preferred stock are entitled to notice of and to vote at the Viewlogic special meeting. As of the record date, there were approximately 72 holders of record holding an aggregate of approximately 8,014,178 shares of Viewlogic common stock and 11,381,904 shares of Viewlogic's series A voting preferred stock.

    On or about February 14, 2000, a notice of the Viewlogic special meeting which complied with the requirements of Delaware law is being mailed to all Viewlogic stockholders of record as of the record date.

VOTE REQUIRED

    Under Delaware law and Viewlogic's certificate of incorporation, approval and adoption of the merger agreement and the business combination requires the affirmative vote of a majority of the outstanding shares of Viewlogic common stock and series A voting preferred stock as of the record date, voting together as one class.

    Each stockholder of record of Viewlogic common stock and series A voting preferred stock on the Viewlogic record date is entitled to cast one vote per share, exercisable in person or by properly executed proxy, on each matter properly submitted for the vote of the stockholders of Viewlogic at the Viewlogic special meeting.

    The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Viewlogic common stock and series A voting preferred stock entitled to vote at the Viewlogic special meeting will constitute a quorum. Broker non-votes and shares held by persons abstaining will be counted in determining whether a quorum is present at the Viewlogic special meeting. For the proposals above, the effect of an abstention is the same as a vote against the proposal. For the purpose of the proposal approving and adopting the merger agreement, a broker non-vote is the same as a vote against the proposal, while for the purpose of the proposal approving all other business as may properly come before the meeting, a broker non-vote will have no effect on the voting on the matter.

    As of the Viewlogic record date, officers, directors and affiliates of Viewlogic owned approximately 63% of the outstanding shares of Viewlogic common stock and series A voting preferred stock, voting together as one class.

    On September 16, 1999, some stockholders of Viewlogic entered into voting agreements with Summit pursuant to which they agreed to vote the Viewlogic voting securities stock they own "FOR" approval and adoption of the merger agreement and the business combination. On the record date for the special meeting of stockholders, these stockholders aggregately owned and were entitled to vote approximately 48% of the outstanding shares of Viewlogic common stock and Viewlogic series A voting preferred stock, voting together as a single class.

PROXIES

    Each of the persons named in the proxy is an officer of Viewlogic. All shares of Viewlogic common stock and series A voting preferred stock that are entitled to vote and that are represented at the Viewlogic special meeting either in person or by properly executed proxies received prior to or at the Viewlogic special meeting and not duly and timely revoked will be voted at the Viewlogic special meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated, these proxies will be voted for the approval and adoption of the merger agreement and all other proposals that properly came before the meeting.

    Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of Viewlogic at or before the taking of the vote at the Viewlogic special meeting, a written notice of revocation bearing a later date than the proxy; (ii) duly executing a later-dated proxy relating to the same shares and delivering it to the Secretary of Viewlogic before the taking of the vote at the Viewlogic special meeting; or (iii) attending the Viewlogic special meeting and voting in person (although attendance at the Viewlogic special meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to Viewlogic at 293 Boston Post Road West, Marlboro, Massachusetts 01752, Attention: Secretary, or hand delivered to the Secretary of Viewlogic, in each case at or before the taking of the vote at the Viewlogic special meeting.

SOLICITATION OF PROXIES; EXPENSES

    The cost of the solicitation of proxies from Viewlogic stockholders will be borne by Viewlogic. In addition, Viewlogic may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to beneficial owners. Proxies may also be solicited by Viewlogic directors, officers and regular employees personally or by telephone, telegram, letter or facsimile. These persons will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses incurred in connection with such solicitation. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by those custodians, nominees and fiduciaries, and Viewlogic will reimburse custodians, nominees and fiduciaries for their reasonable expenses.

RECOMMENDATIONS OF VIEWLOGIC BOARD OF DIRECTORS

    The Viewlogic board of directors has unanimously approved the merger agreement and the merger and has determined that the business combination is in the best interests of Viewlogic and its stockholders. After careful consideration, the Viewlogic board unanimously recommends a vote FOR the approval and adoption of the merger agreement and the merger.

         APPROVAL OF THE BUSINESS COMBINATION AND RELATED TRANSACTIONS

    THIS SECTION OF THE JOINT PROXY STATEMENT/PROSPECTUS DESCRIBES ELEMENTS OF THE PROPOSED BUSINESS COMBINATION, INCLUDING THE MERGER AGREEMENT. WHILE WE BELIEVE THAT THE DESCRIPTION COVERS THE MATERIAL TERMS OF THE BUSINESS COMBINATION, THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD READ THIS ENTIRE DOCUMENT AND THE OTHER DOCUMENTS WE REFER TO CAREFULLY FOR A MORE COMPLETE UNDERSTANDING OF THE BUSINESS COMBINATION.

BACKGROUND OF THE BUSINESS COMBINATION

    Summit is a leading provider of graphical software tools that help engineers design computer chips. Summit's products assist integrated circuit, or chip, design and test engineers in meeting the market demands for rapid time to market, increased product functionality and lower product cost. Summit has endeavored to expand its product offering to increase its resources both through internal product development and consideration of strategic relationships.

    Viewlogic is a leading provider of products and services that help a broad range of companies design and deliver products that differentiate themselves from competitive products through the use of electronics. Similar to Summit, since October 1998, Viewlogic has focused its efforts on expanding its product offerings through the development of new products and services and external methods of expanding its product offerings, including acquisitions and entering into strategic relationships with other companies. Since March 1999, Viewlogic has acquired two companies with products and services which it believes complement its product offerings.

    In April 1999, James Griffeth, then a strategic consultant to Viewlogic, contacted Larry J. Gerhard, then President and Chief Executive Officer of Summit, by telephone to ascertain Summit's interest in a strategic relationship with Viewlogic. Separately, Mr. Griffeth also contacted Richard Davenport, President of Summit, for the same purpose.

    On May 4, 1999, Viewlogic's board of directors discussed a strategic business combination with Summit along with other potential strategic transactions at a regularly scheduled meeting.

    On May 13, 1999, William J. Herman, Viewlogic's President and Chief Executive Officer, contacted Mr. Gerhard by telephone to discuss the possibility of a strategic business combination of Summit and Viewlogic.

    On May 20, 1999, members of Summit's and Viewlogic's management met at Viewlogic's Marlboro, Massachusetts offices. Mr. Davenport, Mr. Loegering, Vice President, Marketing--Verification Division of Summit, and C. Albert Koob, former Chief Financial Officer of Summit, represented Summit. Mr. Herman, Richard G. Lucier, Viewlogic's Executive Vice President and Chief Operating Officer, and Kevin P. O'Brien, Viewlogic's Vice President, Finance and Chief Financial Officer, represented Viewlogic. During this meeting, the parties discussed Summit's product offerings in detail and considered the strategic fit and vision for a combined entity of Viewlogic and Summit.

    Throughout May 1999, Mr. Herman periodically kept Keith Geeslin, a director of Viewlogic, advised on the status of these preliminary discussions.

    On June 3, 1999, Mr. Davenport and Mr. Koob met with Mr. Geeslin to discuss the strategic fit of Summit with Viewlogic and valuation issues. Mr. Herman and Mr. O'Brien participated in this meeting by telephone.

    On June 4, 1999, Mr. Davenport contacted Mr. Herman to discuss follow-up items from the previous day's conference call. Both parties expressed an interest in continuing to explore a strategic business combination.

    On June 8, 1999, Mr. Herman met with Mr. Geeslin to discuss the outcome of the June 3, 1999 meeting with Summit and the follow-up call with Mr. Davenport. Mr. Geeslin and Mr. Herman agreed that Mr. Herman should continue to pursue discussions concerning a strategic business combination with Summit.

    On June 11, 1999, Summit's board of directors was advised of the status and substance of the foregoing discussions.

    On June 14, 1999, Mr. Herman contacted Mr. Davenport by telephone to discuss employee considerations relevant to a strategic business combination and to reaffirm their joint vision of a merged entity.

    On June 16, 1999, Mr. Herman, Mr. Lucier and Mr. Griffeth met with
Mr. Davenport, Moshe Guy, Chief Technology Officer of Summit and President of Summit Design (EDA), Ltd., Mr. Loegering and Eric Benhayoun, Vice President and General Manager--European Operations of Summit, at Summit's facilities in Minneapolis, Minnesota to discuss sales and marketing issues relevant to a strategic business combination.

    On June 16 and 18, 1999, Summit's board of directors was advised of the status and substance of the foregoing discussions.

    On June 23, 1999, Mr. Herman met with Mr. Davenport in New Orleans, Louisiana to discuss management and valuation issues relevant to a strategic business combination.

    On June 24, 1999, Mr. Herman contacted Mr. Davenport by telephone regarding the status of the ongoing discussions and to enhance Viewlogic's understanding of Summit's operations and structure. Mr. Herman and Mr. Davenport scheduled a visit by Viewlogic management to Summit's primary development site in Herzlia, Israel.

    On July 16 and 17, 1999, Mr. Herman and Mr. Lucier met with Mr. Davenport, Mr. Moshe, Mr. Botts and Mr. Amihai Ben-David at Summit's Herzlia, Israel facilities. Mr. Herman and Mr. Lucier toured these facilities and continued discussions concerning a strategic business combination.

    On July 21, 1999, Summit's board of directors was advised of the status and substance of the foregoing discussions.

    On July 25 and 26, 1999, Summit's board of directors was advised of the status and substance of the foregoing discussions at a regularly scheduled meeting.

    On July 28, 1999, Mr. Herman contacted Mr. Botts by telephone. Mr. Botts proposed terms for a business combination between Viewlogic and Summit.
Mr. Botts also described management changes made at Summit during its recent board meeting.

    On August 2, 1999, Mr. Herman contacted Mr. Botts by telephone about the possible financial terms of a business combination. Mr. Herman and Mr. Botts shared ideas that each thought would be acceptable to the respective boards of directors of both companies. Mr. Botts stated that he would schedule a conference call of the Summit board of directors for August 3 or 4, 1999.

    From August 3, 1999 through August 5, 1999, Mr. Herman, Mr. Lucier and members of Viewlogic's marketing team met with Mr. Moshe and Mr. Rachamim in Marlboro, Massachusetts to discuss the positioning of the proposed combined company and possible communication to various constituencies.

    On August 4, 1999, Summit's board of directors met telephonically to discuss the proposed transaction with Viewlogic.

    On August 4, 1999, Mr. Botts and Mr. Koob contacted Mr. Herman by telephone to discuss the reaction of Summit's board of directors with respect to the possible financial terms of the proposed business combination.

    On August 5, 1999, Mr. Herman contacted Mr. Geeslin by telephone to discuss a response to Summit's proposal. Viewlogic offered a counter-proposal.

    On August 5, 1999, Mr. Herman spoke with Mr. Botts telephonically to discuss Viewlogic's counter-proposal.

    On August 5, 1999, certain members of Summit's board of directors discussed the most recent proposal for each company's ownership in the merged entity.

    On August 5, 1999, Mr. Botts spoke with Mr. Herman by telephone regarding the reaction of Summit's board of directors to the most recent proposal.

    On August 6, 1999, Mr. Herman contacted Mr. Geeslin by telephone outlining the most recent terms being discussed between the companies.

    On August 6, 1999, Mr. Herman contacted Aart de Geus, Chief Executive Officer of Synopsys, Inc., a major stockholder of Viewlogic, by telephone during a previously scheduled call. During this conversation, Mr. Herman and Dr. de Geus talked about the state of Viewlogic's discussions with Summit.

    On August 9, 10, and 11, 1999, Mr. Herman, Mr. Lucier, Mr. Johnson, Mr. O'Brien and Paula Cassidy, Vice President, Human Resources of Viewlogic, met with Mr. Botts, Mr. Koob and Ms. Beelart to schedule logistics and to continue negotiations.

    On August 10, 1999, Mr. Kiaski contacted Mr. Davenport by telephone and discussed the logistics of merging the worldwide sales forces of the companies.

    From August 10 through September 13, 1999, management of Summit and Viewlogic, together with their respective advisors, continued to conduct due diligence and negotiate the terms of the business combination.

    On September 14, 1999, the Summit board of directors held a special meeting. Dain Rauscher Wessels, Summit's financial advisor, reviewed in detail its financial analysis of the proposed business combination and the Summit board of directors received a written opinion from Dain Rauscher Wessels that the equity consideration to be paid by Summit pursuant to the proposed merger agreement was fair to Summit and the holders of Summit common stock from a financial point of view. Summit management reported on the terms of the proposed business combination, the results of its due diligence review of Viewlogic and the business synergies, risks, alternatives and assumptions of the proposed business combination. Summit's legal advisors reviewed terms of the proposed merger agreement. The Summit board of directors fully discussed the terms of the proposed merger agreement and the proposed transactions and then unanimously approved the merger agreement and the issuance of Summit shares in connection with the business combination.

    On September 14, 1999, the Viewlogic board of directors held a special meeting. The directors reviewed in detail the terms of the proposed business combination, the proposed merger agreement, the results of the due diligence review conducted by Viewlogic's management and certain expected financial characteristics of the combined company after the business combination. The directors unanimously approved the merger agreement and the business combination.

    On September 16, 1999, Summit and Viewlogic executed the merger agreement and issued a joint press release announcing the proposed business combination.

JOINT REASONS FOR THE BUSINESS COMBINATION

    Each of the boards of directors of Summit and Viewlogic believe that by combining the complementary product offerings of the two companies, the combined company will have the potential to realize long-term improved operating and financial results and a stronger position in the electronic design automation industry. By offering customers a more complete range of electronic design automation software products for comprehensive, cost effective electronic product design and development solutions, the combined company may better meet its customers' requirements. Additionally, Summit and Viewlogic believe that the business combination will enhance the ability of the combined company to compete effectively against their competitors.

    In particular, Summit and Viewlogic believe that their customers want a comprehensive set of software tools and linked solutions that enable the design of complete electronic systems at higher levels of abstraction. As both the components and the integrated circuits used in electronic products have become more complex, higher levels of design abstraction are necessary in order to meet both time to market and design complexity needs. System performance and features, system layout, system memory requirements (software footprint), embedded processor configuration, silicon area/cost, product cost, system power/battery life, system programmability, board layout, cable routing and project schedules are all very important to product design projects. With time to market becoming shorter and complexity of electronics becoming greater, tools that involve all of these considerations have become critical. Both companies believe that the business combination will allow the combined company to provide a product line that is better able to address the growing requirements of their customers as those requirements evolve. Both companies also believe that the business combination will provide opportunities for the combined company to develop and introduce new generations of integrated electronic design automation products, providing the combined company with a range of products and services better able to meet the needs of its customers in the future.

    Each of the boards of directors of Summit and Viewlogic has identified additional potential mutual benefits of the business combination that they believe will contribute to the success of the combined company. These potential benefits include principally the following:

    - increased penetration of the served markets with a broader range of solutions and more cost-effective distribution channels;

    - increased sales force efficiency and productivity through having more and better products and solutions to offer customers;

    - greater customer satisfaction as a result of offering a broader range of solutions with a single source of support and maintenance; and

    - greater ability to compete with the major electronic design automation players whose development and acquisition strategies are moving them from point tool suppliers to complete solutions providers for the electronic design automation markets.

    Summit and Viewlogic have each identified reasons for the business combination, which are discussed below. Each board of directors has also recognized, however, that the potential benefits of the business combination may not be realized. See "Risk Factors."

SUMMIT'S REASONS FOR THE BUSINESS COMBINATION

    At its September 14, 1999 meeting, the Summit board unanimously approved the merger agreement and the business combination. Summit's board unanimously recommends that the Summit stockholders vote for the issuance of shares of Summit common stock pursuant to the merger agreement and the amendments to its charter. In addition to the anticipated benefits described above, the Summit board of directors believes that the following are additional reasons the business combination will be beneficial to Summit and its stockholders:

    - acquisition of an experienced and cohesive management team;

    - increased Windows-based electronic design automation product offerings to satisfy a broader range of developmental needs for electronic designers;

    - larger combined entity will be better suited to compete in the electronic design automation environment;

    - increased sales force size and distribution;

    - access to Viewlogic's installed customer base;

    - larger market and increased product visibility;

    - the ability to integrate products from both companies that will result in better tools for the company's customers;

    - larger and more comprehensive research and development team; and

    - the opportunity for Summit stockholders to participate in the potential for growth of the combined company after the business combination.

    The Summit board of directors also considered the following factors relating to the business combination prior to approving the business combination:

    - the strategic benefits of the business combination, including the potential market, product and sales channel synergies, potential customer leverage and additional management talent;

    - historical information concerning Summit's and Viewlogic's respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position;

    - Summit management's view of the financial condition, results of operations and businesses of Summit and Viewlogic before and after giving effect to the business combination, including financial analysts' expectations for Summit;

    - current financial market conditions and historical market prices, volatility and trading information with respect to Summit common stock;

    - the consideration to be received by Viewlogic stockholders in the business combination and the relationship between the market value of the Summit common stock to be issued in exchange for each share of Viewlogic capital stock and a comparison of comparable business combination transactions;

    - the terms of the merger agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations;

    - Summit management's view of Summit's prospects as an independent company;

    - the potential for other third parties to enter into strategic relationships with, or to acquire, Summit or Viewlogic;

    - the financial analysis and pro forma and other information with respect to the business combination presented by Dain Rauscher Wessels to the Summit board of directors, including an opinion dated September 14, 1999, that, as of such date, the equity consideration to be paid by Summit pursuant to the merger agreement was fair to Summit and the holders of Summit common stock from a financial point of view;

    - Summit management's views as to the expected impact of the business combination on Summit's customers and employees; and

    - reports from Summit management, legal and financial advisors as to the results of their due diligence investigation of Viewlogic.

    The Summit board of directors also considered the terms of the merger agreement regarding Summit's and Viewlogic's respective rights to consider and negotiate other acquisition proposals in certain circumstances, the possible effects of the provisions regarding termination fees, voting agreements and Summit's and Viewlogic's representation on the combined company's board of directors. Summit's board further considered that, after the merger, the current management of Viewlogic would be able to exert significant control over the combined company, its business and direction, subject to the oversight of the combined company's board of directors, and that such control, together with the effects of future market factors and business conditions, could ultimately evolve into an integration and business strategy that, when implemented, differed from the then-anticipated strategy.

    The Summit board of directors also identified and considered a variety of potentially negative factors in its deliberations concerning the business combination, including, but not limited to:

    - the risk that the potential benefits sought in the business combination might not be fully realized;

    - the possibility that the business combination might not be consummated and the effect of public announcement of the business combination on
      (a) Summit's and Viewlogic's sales and operating results, (b) Summit's and Viewlogic's ability to attract and retain key management, marketing and technical personnel and (c) progress of certain development projects;

    - the potential dilutive effect of the issuance of Summit common stock in the business combination; and

    - the substantial charges to be incurred, primarily in the quarter in which the business combination closes, in connection with the business combination, including costs of integrating businesses, transaction expenses arising from the business combination and on-going amortization charges associated with purchase accounting.

    The Summit board of directors believed that these risks were outweighed by the potential benefits of the business combination. After considering the positive and negative factors, including those listed above, and after extensive discussion of each, the Summit board of directors approved the merger agreement, the business combination and the charter amendments.

VIEWLOGIC'S REASONS FOR THE BUSINESS COMBINATION

    The Viewlogic board of directors unanimously voted to recommend to the holders of Viewlogic capital stock that the merger agreement and the business combination be approved and adopted. In addition to the anticipated benefits described above, the Viewlogic board of directors believes that the business combination will be beneficial to Viewlogic and its stockholders for the following reasons:

    - the integration of Viewlogic's core Viewdraw design capture and fusion simulation products with Summit's core VisualHDL product will offer significant opportunity to market to the existing customer bases of these products;

    - the integration of Summit's core VisualHDL product with Viewlogic's field programmable gate array design tools will enable the combined companies to strengthen their joint position in the field programmable gate array design marketplace;

    - Summit's E-Sim software simulation product offers additional opportunities to develop the system level design automation marketplace and enhance Viewlogic's competitive position;

    - Summit's V-CPU product adds hardware/software co-design capabilities to Viewlogic's product line that will enhance Viewlogic's ability to capture the systems designer;

    - Summit's VisualSLD product line is an ideal platform for the ongoing development of a multi-domain development environment (hardware, software, electro-mechanical components);

    - Summit's VisualIP and VisualSLD product lines represent a complimentary environment to Viewlogic's for addressing the needs of the system-level designer;

    - combining Summit's talented and experienced research and development team with that of Viewlogic will create a stronger basis for the development of future products; and

    - the combined company's greater financial strength.

OPINION OF SUMMIT'S FINANCIAL ADVISOR

    Dain Rauscher Wessels, or DRW, a division of Dain Rauscher Incorporated, was retained, pursuant to an engagement letter dated August 12, 1999, to furnish an opinion as to the fairness, from a financial point of view, as to whether the consideration, referred to as the business combination consideration, offered in exchange for all of the issued and outstanding equity securities of Viewlogic, including options to purchase shares of common stock of Viewlogic, pursuant to the merger agreement is fair to Summit and its stockholders from a financial point of view.

    On September 14, 1999, DRW rendered its oral opinion to the Summit board of directors that, as of such date and based on the procedures followed, factors considered and assumption made by DRW and certain other limitations the business combination consideration was fair to Summit and its stockholders from a financial point of view. DRW confirmed its oral opinion in a written opinion dated September 14, 1999. A copy of DRW's written opinion is attached as Annex C to this joint proxy statement/prospectus. Summit stockholders are urged to read the DRW opinion in its entirety. The summary of the opinion set forth herein is qualified in its entirety by reference to the full text of DRW's opinion.

    DRW's opinion applies only to the fairness to Summit and its stockholders, from a financial point of view, of the business combination consideration. DRW's opinion was provided for the information and assistance of the Summit board of directors in connection with its consideration of the business combination. DRW's opinion was not prepared on behalf of, and was not intended to confer rights or remedies upon, Summit, Viewlogic, any stockholder of Summit or Viewlogic, or any persons other than the Summit board of directors. DRW's opinion does not address the relative merits of the business combination and any other transactions or business strategies discussed by the Summit board of directors as alternatives to the business combination, or the underlying business decision of the Summit board of directors to proceed with the business combination. DRW's opinion and presentation to the Summit board of directors were only two of many factors taken into consideration by the Summit board of directors in making its determination to approve the merger agreement. The opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the business combination. The Summit board of directors did not impose any limitations on the scope of the investigation of DRW with respect to rendering its opinion.

    In rendering its opinion, DRW assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating and other information provided by Summit and Viewlogic including the financial statements and related notes of Summit and Viewlogic. DRW did not assume responsibility for independently verifying and did not independently verify this information.

    Additionally, DRW was not asked and did not consider the possible effects of any litigation, other legal claims or any other contingent matters. DRW did not assume responsibility for and did not perform any independent evaluation or appraisal of any of the respective assets or liabilities of Summit or Viewlogic, nor was DRW furnished with any evaluations or appraisals. DRW did not assume any obligation to conduct, and did not conduct, any physical inspection of the property or facilities of Summit or Viewlogic. DRW assumed that the business combination will be treated as a purchase under applicable accounting principles. DRW's opinion is based on the economic, market and other conditions as they existed and the information supplied to DRW as of the date of its opinion. Events occurring after the date of DRW's opinion may materially affect the assumptions used in preparing the opinion, and DRW assumes no obligation to update, revise or reaffirm its opinion.

    In connection with its review of the business combination, and in arriving at its opinion, DRW:

    - reviewed and analyzed the financial terms of the merger agreement;

    - reviewed and analyzed certain publicly available financial and other data with respect to Summit and Viewlogic made available to DRW from internal records of Summit and Viewlogic;

    - conducted discussions with members of the senior management of Summit and Viewlogic with respect to the business and prospects of Summit and Viewlogic;

    - reviewed and analyzed Summit's and Viewlogic's contribution to the pro forma net income of the combined company;

    - reviewed the reported prices and trading activity of Summit common stock and similar information for other companies deemed by DRW to be comparable to Viewlogic;

    - compared the financial performance of Viewlogic with that of publicly traded companies deemed by DRW to be comparable to Viewlogic; and

    - reviewed the financial terms, to the extent publicly available, of comparable business combination transactions.

    In addition, DRW has conducted the other analyses and examinations and considered other financial, economic and market criteria as it deemed necessary in arriving at its opinion.

    For the purpose of rendering its opinion, DRW has assumed that, in all respects material to its analysis, the representations and warranties of Summit and Viewlogic contained in the merger agreement are true and correct, Summit and Viewlogic each will perform all of the covenants and agreements to be performed by it under the merger agreement, and all conditions to the obligations of each of Summit and Viewlogic to effect the proposed transaction will be satisfied without any waiver of any material terms or conditions to any party thereto. DRW also has assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the transactions contemplated by the merger agreement will be obtained and that, in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Summit or Viewlogic is a party or subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Summit and Viewlogic or materially reduce the contemplated benefits of the business combination to Summit.

    The following is a summary of the financial analyses performed and deemed material by DRW in connection with the delivery of its opinion but is not a comprehensive description of all analyses performed or factors considered. These summaries of financial analyses include information presented in tabular format. In order to fully understand the summary of the financial analyses used by DRW, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analysis.

    COMPARABLE COMPANY ANALYSIS. DRW used a comparable company analysis to analyze Viewlogic's implied valuation relative to a group of publicly traded companies that DRW deemed for purposes of its analysis to be comparable to Viewlogic. In this analysis, DRW compared the value of Viewlogic implied by the value of the business combination consideration to be issued pursuant to the merger agreement based on the closing price of Summit's common stock on September 10, 1999, expressed as a multiple of certain operating data, to the values of the comparable companies implied by the public trading price of their common stock, expressed as a multiple of the same operating data.

    DRW selected these companies because all of them are publicly traded companies that market products and services in the electronic design automation market, the same market on which Viewlogic focuses its products and services. In addition, each of these companies either directly or indirectly competes with Viewlogic's products, or shares an overlapping targeted customer base with Viewlogic.

    DRW compared multiples of selected financial data for Viewlogic with those of the following publicly traded companies: Analogy Inc., Avant! Corp., Cadence Design Systems, Inc., IKOS Systems, Inc., Mentor Graphics, Inc., and Summit. Although these companies were considered comparable to Viewlogic for the purpose of this analysis based on certain characteristics of their respective businesses and financial performance, none of these companies possesses characteristics identical to those of Viewlogic.

    DRW calculated the following valuation multiples based on an implied equity value of $54.4 million for Viewlogic based on the last reported sale price of Summit common stock as of September 10, 1999 and the business combination consideration specified in the merger agreement and, as to the comparable companies, on the market prices and other information available as of the same date. Multiples of future revenue and earnings for Viewlogic were based on projected revenue and earnings as estimated by Viewlogic's management and, for the comparable companies, on publicly available estimates.

    The following table presents as of September 10, 1999 the mean and median multiples of enterprise value to the calendar year 1999 and calendar year 2000 estimated revenue for Viewlogic, as implied by the business combination consideration, and the comparable companies. Enterprise value is defined as market capitalization, or equity value, plus debt less cash and cash equivalents.

                                                 COMPARABLE
                                                  COMPANIES                         VIEWLOGIC
                                  -----------------------------------------    (AS IMPLIED BY THE
                                    LOW        MEAN      MEDIAN      HIGH     MERGER CONSIDERATION)
                                  --------   --------   --------   --------   ---------------------
Enterprise value as a ratio of:
  Projected calendar year 1999
    revenue.....................    0.6x       1.4x       1.1x       3.1x             1.3x
  Projected calendar year 2000
    revenue.....................    0.6x       1.2x       0.9x       2.8x             1.1x

    The following table presents as of September 10, 1999 the mean and median price-to-earnings multiples, excluding any goodwill amortization, for calendar year 1999 and calendar year 2000 for Viewlogic, as implied by the business combination consideration, and the comparable companies.

                                                 COMPARABLE
                                                  COMPANIES              VIEWLOGIC
                                             -------------------    (AS IMPLIED BY THE
                                               MEAN      MEDIAN    MERGER CONSIDERATION)
                                             --------   --------   ---------------------
Price as a ratio of:
  Projected calendar year 1999 earnings....   32.1x      31.0x             41.4x
  Projected calendar year 2000 earnings....   14.1x      18.0x             21.3x

    COMPARABLE TRANSACTION ANALYSIS. DRW compared multiples of selected financial data relating to the business combination with multiples paid in selected business combination and acquisition transactions since January 1997 of electronic design automation companies with aggregate equity transaction values less than $500 million. Equity transaction value represents the aggregate value of the consideration paid and excludes debt and includes cash (and cash equivalents) of the acquired company. DRW noted that many of these transactions involved target companies that were small, rapidly growing companies that are not comparable to Viewlogic. From the 20 transactions analyzed, DRW selected three transactions in the last year that it deemed more comparable to this transaction based primarily on the similarities with the target's financial performances, namely declining revenues and profitability. Additionally, the OrCAD/Cadence transaction was deemed appropriate because of the product overlap between OrCAD and Viewlogic in the printed circuit board design automation market, and the Viewlogic buyout from Synopsys was deemed relevant because the company's products, technologies and customer base have not gone through significant changes since this recent transaction. The selected transactions were:

    - the acquisition of OrCAD Inc. by Cadence Design Systems Inc., announced on June 14, 1999;

    - the acquisition of Quickturn Design Systems Inc. by Cadence Design Systems Inc., announced on December 9, 1998; and

    - the acquisition of the Viewlogic Systems unit of Synopsys, Inc. by the management of that unit, announced on October 2, 1998.

    The following table presents multiples of equity transaction value to latest 12-month revenues and operating incomes for Viewlogic and the selected comparable transactions.

                                             SELECTED COMPARABLE TRANSACTIONS                         VIEWLOGIC
                              ---------------------------------------------------------------    (AS IMPLIED BY THE
                              ORCAD/CADENCE   QUICKTURN/CADENCE   VIEWLOGIC BUYOUT     MEAN     MERGER CONSIDERATION)
                              -------------   -----------------   ----------------   --------   ---------------------
Equity transaction value as
  a ratio of:
  Latest 12 month
    revenues...............        2.7x              2.6x                1.1x          1.0x              1.0x
  Latest 12 month operating
    incomes................       20.6x                NM(1)             4.5x         21.8x             21.8x

------------------------

(1) Not meaningful because the latest 12 month operating income for Quickturn was negative.

    DISCOUNTED CASH FLOW ANALYSIS. DRW estimated the current value of Viewlogic through a discounted cash flow analysis using projections of future operating results obtained from Viewlogic's management. DRW calculated present values of projected operating cash flows through September 2004 using a discount rate range of 16.0% to 20.0%, which was in part based on the cost of capital for Summit as derived from the Capital Asset Pricing Model and was deemed appropriate for a company like Viewlogic. DRW estimated a terminal value multiple of 6.0 to 8.0 times Viewlogic's projected fiscal year 2004 operating income. The terminal value was discounted to present value using the same discount rate as for the cash flows. DRW calculated an implied enterprise valuation of Viewlogic by adding the present values of the cash flows and the terminal value. DRW calculated an implied equity valuation of Viewlogic by subtracting debt and adding cash (and cash equivalents) to the implied enterprise value of Viewlogic. The range of implied equity values of Viewlogic based on this analysis was $37.8 to $62.3 million, as shown in the following summary of DRW's analysis:

                                                               TERMINAL OPERATING
                                                                INCOME MULTIPLES
                                                         ------------------------------
                                                           6.0X       7.0X       8.0X
                                                         --------   --------   --------
                                                                 (IN MILLIONS)
Discount Rate:
  16.0%................................................   $47.2      $55.2      $63.2
  18.0%................................................   $42.2      $49.6      $56.9
  20.0%................................................   $37.8      $44.5      $51.2

    RELATIVE CONTRIBUTION ANALYSIS. DRW analyzed the relative contribution of each of Summit and Viewlogic to a number of calendar year 1999 and 2000 financial statement categories of the pro forma combined company. The financial statement categories included revenue, earnings before interest and taxes, net income excluding goodwill amortization, net income including goodwill amortization and book value. DRW compared these relative contributions to the pro forma ownership percentage of Summit and Viewlogic securityholders in the pro forma post-business combination combined company. DRW observed that, based upon the exchange ratio set forth in the merger agreement, the relative ownership of the combined company by Viewlogic and Summit securityholders would be 50.8% and 49.2%, respectively, at the close of the business combination. Due to the different capital structures of each company, DRW emphasized the relative contribution of each company to calendar years 1999 and

2000 net income, both including and excluding amortization, as the most meaningful comparison. Following is a summary of this analysis:

                                             CALENDAR YEAR 1999     CALENDAR YEAR 2000
                                            --------------------   --------------------
                                             SUMMIT    VIEWLOGIC    SUMMIT    VIEWLOGIC
                                            --------   ---------   --------   ---------
Net income (including amortization).......  NM         NM            45.9%      54.1%
Net income (excluding amortization).......  34.7  %    65.3  %       49.2%      50.8%
Relative ownership post-business
  combination.............................  49.2  %    50.8  %       49.2%      50.8%

    The preparation of a fairness opinion is a complex process that involves the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial consideration of the analyses or summary description. DRW believes that its analyses must be considered as a whole and that selecting portions of the analyses and of the factors considered by it, without considering all factors and analyses, could create an incomplete or misleading view of the processes underlying its opinion. In arriving at its fairness determination, DRW considered the results of all of its analyses as well as qualitative factors, including the enhanced competitive position of the combined company from a broader suite of products, the management team of Viewlogic, and the greater size and critical mass of the combined company.

    In view of the wide variety of factors considered in connection with its evaluation of the fairness of the merger consideration to Summit from a financial point of view, DRW did not find it practicable to assign relative weights to the factors considered in reaching its opinion. No single company or transaction used in the above analyses as a comparison is identical to Summit or Viewlogic or the proposed business combination. The analyses were prepared solely for purposes of DRW providing its opinion as to the fairness to Summit and its stockholders of the business combination consideration and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, DRW made, and was provided by Summit's management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Summit's or Viewlogic's control. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Summit, Viewlogic or their advisors, none of Summit, DRW or any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

    DRW is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with business combinations and acquisitions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DRW regularly publishes research reports regarding the electronic design automation industry and the businesses and securities of publicly owned companies in that industry. In the ordinary course of business, DRW and its affiliates may actively trade securities of Summit for their own account or the account of their customers and, accordingly, may from time to time hold a long or short position in those securities. Summit selected DRW to render its opinion based on DRW's knowledge of the technology industry and its experience in business combinations and acquisitions and in securities valuation generally.

    Pursuant to an engagement letter, Summit paid DRW a nonrefundable fee of $400,000 upon the rendering of its opinion. Payment of this fee to DRW was not contingent upon the closing of the business combination. Summit has also agreed to reimburse DRW for its reasonable out-of-pocket expenses and to indemnify DRW against certain liabilities relating to or arising out of services performed by DRW in connection with the business combination. The terms of the engagement letter, which Summit believes are customary for transactions of this nature, were negotiated at arms'-length between Summit and DRW, and the Summit board of directors was aware of this fee arrangement at the time of its approval of the merger agreement.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

    The following general discussion summarizes the material United States federal income tax consequences of the transactions contemplated by the merger agreement. This discussion is based on the Internal Revenue Code of 1986, as amended, the related regulations, existing administrative interpretations and court decisions, all of which are subject to change, possibly with retroactive effect. This discussion assumes that Viewlogic stockholders hold their shares of Viewlogic capital stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code. This discussion does not address all aspects of United States federal income taxation that may be important to you in light of your particular circumstances or if you are subject to special rules. These special rules include rules relating to:

    - stockholders who are not citizens or residents of the United States;

    - financial institutions;

    - tax-exempt organizations;

    - insurance companies;

    - dealers in securities; and

    - stockholders who acquired their shares of Viewlogic capital stock through the exercise of options or similar derivative securities or otherwise as compensation.

    Summit's and Viewlogic's obligations to complete the business combination are conditioned on the delivery of an opinion to Summit from Wilson Sonsini Goodrich & Rosati, Professional Corporation, and the delivery of an opinion to Viewlogic from Hale and Dorr LLP, in each case that the business combination will qualify as a tax free reorganization for United States federal income tax purposes. Alternatively, this condition will be satisfied upon the delivery of a tax opinion to Summit and Viewlogic from Wilson Sonsini Goodrich & Rosati or the delivery of such a tax opinion to Summit and Viewlogic from Hale and Dorr.

    Summit and Viewlogic believe, based on the advice of their respective counsel, that the business combination will be a tax free reorganization and as a result will have the United States federal income tax consequences discussed below. The opinions of counsel referred to above will assume the absence of changes in existing facts and will rely on assumptions, representations and covenants including those contained in certificates executed by officers of Summit, Viewlogic and others. The opinions referred to above neither bind the IRS nor preclude the IRS from adopting a position contrary to that expressed in the opinions, and no assurance can be given that contrary positions will not be successfully asserted by the IRS or adopted by a court if the issues are litigated. Neither Summit nor Viewlogic intends to obtain a ruling from the IRS with respect to the tax consequences of the business combination.

    TAX IMPLICATIONS TO SUMMIT STOCKHOLDERS. Stockholders of Summit will not recognize gain or loss for United States federal income tax purposes as a result of the business combination.

    TAX IMPLICATIONS TO VIEWLOGIC STOCKHOLDERS. Except as discussed below, stockholders of Viewlogic will not recognize gain or loss for United States federal income tax purposes on the exchange of Viewlogic capital stock for Summit common stock in the business combination. The aggregate tax basis of the Summit common stock received as a result of the business combination will be the same as the aggregate tax basis in the Viewlogic capital stock surrendered in the exchange, reduced by the tax basis of any shares of Viewlogic common stock for which cash is received instead of fractional shares of Summit common stock. The holding period of the Summit common stock received as a result of the exchange will include the period during which the Viewlogic capital stock exchanged in the business combination was held. Viewlogic stockholders will recognize gain or loss for United States federal income tax purposes with respect to the cash they receive instead of a fractional share interest in Summit common stock. The gain or loss will be measured by the difference between the amount of cash they receive and the portion of the tax basis of their shares of Viewlogic capital stock allocable to the shares of Viewlogic capital stock exchanged for the fractional share interest. This gain or loss will be capital gain or loss and will be a long-term capital gain or loss if the shares of Viewlogic capital stock have been held for more than one year at the time the business combination is completed.

    If the Internal Revenue Service were to successfully challenge the "reorganization" status of the business combination, each Viewlogic stockholder would recognize taxable gain or loss with respect to the Viewlogic capital stock surrendered, measured by the difference between (i) the consideration received in exchange for the stockholder's Viewlogic stock (the fair market value of the Summit common stock received plus the amount of any cash received in lieu of fractional shares of Summit common stock) and (ii) the stockholder's tax basis in the Viewlogic capital stock surrendered in the business combination. In this event, a stockholder's aggregate basis in the Summit common stock so received would equal its fair market value as of the time of the business combination and the holding period for such stock would begin the day after the merger.

    TAX IMPLICATIONS TO SUMMIT AND VIEWLOGIC. Summit, including its business combination subsidiary, and Viewlogic should not recognize gain or loss for United States federal income tax purposes as a result of the business combination.

    THIS DISCUSSION IS ONLY INTENDED TO PROVIDE YOU WITH A GENERAL SUMMARY, AND IT IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OR ANY OTHER CONSEQUENCES OF THE BUSINESS COMBINATION. IN ADDITION, THIS DISCUSSION DOES NOT ADDRESS TAX CONSEQUENCES WHICH MAY VARY WITH, OR ARE CONTINGENT ON, YOUR INDIVIDUAL CIRCUMSTANCES. MOREOVER, THIS DISCUSSION DOES NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE BUSINESS COMBINATION. ACCORDINGLY, YOU ARE STRONGLY URGED TO CONSULT WITH YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES TO YOU OF THE BUSINESS COMBINATION.

ACCOUNTING TREATMENT

    The business combination will be accounted for under the purchase method of accounting. Although Summit will be acquiring Viewlogic, after the transaction, Viewlogic stockholders will hold a controlling interest in Summit. Accordingly, for accounting purposes, the acquisition will be a "reverse acquisition" and Viewlogic will be the "accounting acquirer." As Viewlogic will be the accounting acquirer, its accounts will be recorded at historical cost and the assets and liabilities of Summit will be recorded at their estimated fair value as of the closing date.

    Viewlogic intends to record an expense of approximately $2.1 million in the quarter in which the business combination closes with respect to the write-off of in-process research and development acquired. In addition, the intangible assets of approximately $22.2 million recorded with respect to the business combination are expected to be amortized over a period of three to seven years following the closing of the business combination.

GOVERNMENTAL AND REGULATORY APPROVALS

    Summit and Viewlogic are not aware of any governmental or regulatory approvals required for consummation of the business combination, other than compliance with the federal securities laws, applicable securities and "blue sky" laws of the various states and applicable Delaware corporate law.

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APPRAISAL RIGHTS

    Because the shares of Summit common stock are quoted on the Nasdaq National Market, Summit's stockholders are not entitled to appraisal rights under Delaware law. Stockholders of Summit can sell their shares of common stock on the Nasdaq National Market at prevailing prices, unless otherwise restricted by securities laws or contractual obligations.

    Delaware law grants appraisal rights in the business combination to the holders of Viewlogic common and preferred stock. Under Delaware law, Viewlogic stockholders may object to the business combination, and demand in writing that Viewlogic pay the fair value of their shares. The determination of fair value takes into account all relevant factors but excludes any appreciation or depreciation in anticipation of the applicable business combination. Stockholders who elect to exercise appraisal rights must comply with all of the procedures to preserve those rights. We have attached a copy of Section 262 of the Delaware General Corporation Law, which sets forth the appraisal rights, as Annex D to this joint proxy statement/prospectus.

    Section 262 of the Delaware General Corporation Law sets forth the required procedure a stockholder seeking appraisal must follow. Making sure that you actually perfect your appraisal rights can be complicated. The procedural rules are specific and must be followed completely. Failure to comply with the procedure may cause a termination of your appraisal rights. We are providing you only a summary of your rights and the procedure. The following information is qualified in its entirety by the provisions of Section 262 of the Delaware General Corporation Law. Please review Section 262 for the complete procedure. Viewlogic will not give you any notice other than as described in this joint proxy statement/prospectus and as required by Delaware law.

    APPRAISAL RIGHTS PROCEDURES

    If you are a Viewlogic stockholder and you wish to exercise your appraisal rights, you must satisfy the provisions of Section 262 of the Delaware General Corporation Law. Section 262 requires the following:

    - YOU MUST MAKE A WRITTEN DEMAND FOR APPRAISAL: You must deliver a written demand for appraisal to Viewlogic before the vote on the merger agreement is taken at the special meeting. This written demand for appraisal must be separate from your proxy. In other words, a vote against the merger agreement alone will not constitute demand for appraisal.

    - YOU MUST REFRAIN FROM VOTING FOR APPROVAL OF THE BUSINESS COMBINATION: You must not vote for approval and adoption of the merger agreement. If you vote, by proxy or in person, in favor of the merger agreement, this will terminate your right to seek appraisal. You can also terminate your right to seek appraisal if you return a signed proxy and fail to vote against approval of the business combination or fail to note that you are abstaining from voting. Your appraisal rights will be terminated even if you previously filed a written demand for appraisal.

    - YOU MUST CONTINUOUSLY HOLD YOUR VIEWLOGIC SHARES: You must continuously hold your shares of Viewlogic capital stock, from the date you make the demand for appraisal through the completion of the business combination. If you are the record holder of Viewlogic capital stock on the date the written demand for appraisal is made but then transfer the shares before the business combination, you will lose any right to appraisal in respect of those shares. You should read the paragraphs below for more details on making a demand for appraisal.

    A written demand for appraisal of Viewlogic capital stock is only effective if it is signed by, or for, the stockholder of record who owns such shares at the time the demand is made. The demand must be signed as the stockholder's name appears on each of their stock certificates. If you are the beneficial owner of Viewlogic capital stock, but not the stockholder of record, you must have the stockholder of record sign a demand for appraisal.

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
    If you own Viewlogic capital stock in a fiduciary capacity, such as a trustee, guardian or custodian, you must disclose the fact that you are signing the demand for appraisal in that capacity.

    If you own Viewlogic capital stock with one or more persons, such as in a joint tenancy or tenancy in common, all of the owners must sign, or have signed for them, the demand for appraisal. An authorized agent, which could include one or more of the joint owners, may sign the demand for appraisal for a stockholder of record; however, the agent must expressly disclose who the stockholder of record is and that the agent is signing the demand as that stockholder's agent.

    If you are a record owner, such as a broker, who holds Viewlogic capital stock as a nominee for others, you may exercise a right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising such right for other beneficial owners. In such a case, you should specify in the written demand the number of shares as to which you wish to demand appraisal. If you do not expressly specify the number of shares, we will assume that your written demand covers all the shares of Viewlogic capital stock that are in your name.

    If you are a Viewlogic stockholder who elects to exercise appraisal rights, you should mail or deliver by hand a written demand to:

       Viewlogic Systems, Inc.
       293 Boston Post Road West
       Marlboro, Massachusetts 01752
       Attention: Secretary

    It is important that Viewlogic receive all written demands before the vote concerning the merger agreement is taken at the Viewlogic special meeting. As explained above, this written demand should be signed by, or on behalf of, the stockholder of record. The written demand for appraisal should specify the stockholder's name and mailing address, the number of shares of capital stock owned, and that the stockholder is thereby demanding appraisal of that stockholder's shares.

    If you fail to comply with any of these conditions and the business combination becomes effective, you will only be entitled to receive the business combination consideration provided in the merger agreement.

    WRITTEN NOTICE. Within ten days after the completion of the business combination, Viewlogic must give written notice that the business combination has become effective to each stockholder who has fully complied with the conditions of Section 262 of the Delaware General Corporation Law.

    PETITION WITH THE CHANCERY COURT. Within 120 days after the completion of the business combination, either the surviving corporation or any stockholder who has complied with the conditions of Section 262, may file a petition in the Delaware Court of Chancery. This petition should request that the chancery court determine the value of the shares of Viewlogic stock held by all of the stockholders who are entitled to appraisal rights. If you intend to exercise your rights of appraisal, you should file a petition in the chancery court. Viewlogic has no intention at this time to file a petition. Because Viewlogic has no obligation to file a petition, if you do not file a petition within 120 days after the completion of the business combination, you will lose your rights of appraisal.

    WITHDRAWAL OF DEMAND. If you change your mind and decide you no longer want appraisal rights, you may withdraw your demand for appraisal rights at any time within 60 days after the closing of the business combination. You may also withdraw your demand for appraisal rights after 60 days after the closing of your business combination, but only with the written consent of Viewlogic. If you effectively withdraw your demand for appraisal rights, you will receive the business combination consideration provided in the merger agreement.

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    REQUEST FOR APPRAISAL RIGHTS STATEMENT.  If you have complied with the conditions of Section 262, you are entitled to receive a statement from Viewlogic. The statement will set forth the number of shares held by stockholders that have demanded appraisal rights, and the number of stockholders who own those shares. In order to receive this statement, you must send a written request to Viewlogic within 120 days after the completion of the business combination. After the business combination, Viewlogic has ten days after receiving a request to mail you the statement.

    CHANCERY COURT PROCEDURES. If you properly file a petition for appraisal in the chancery court and deliver a copy to Viewlogic, Viewlogic will then have 20 days to provide the chancery court with a list of the names and addresses of all stockholders who have demanded appraisal rights and have not reached an agreement with Viewlogic as to the value of their shares. The chancery court will then send notice to all of the stockholders who have demanded appraisal rights. If the chancery court thinks it is appropriate, it has the power to conduct a hearing to determine whether the stockholders have fully complied with
Section 262 of the Delaware General Corporation Law and whether they are entitled to appraisal rights under Section 262. The chancery court may also require you to submit your stock certificates to the Registry in Chancery so that it can note on the certificates that an appraisal proceeding is pending. If you do not follow the chancery court's directions, you may be dismissed from the proceeding.

    APPRAISAL OF SHARES. After the chancery court determines which stockholders are entitled to appraisal rights, the chancery court will consider all relevant factors except for any appreciation or depreciation due to the anticipation or accomplishment of the business combination. After the chancery court determines the fair value of the shares, it will direct Viewlogic to pay that value to the stockholders who are entitled to appraisal rights. The chancery court can also direct Viewlogic to pay interest, simple or compound, on that value if the chancery court determines that interest is appropriate. In order to receive your payment for your shares, you must then surrender your stock certificates to Viewlogic.

    The chancery court could determine that the fair value of shares of stock is more than, the same as, or less than the business combination consideration. In other words, if you demand appraisal rights, you could receive less consideration than you would under the merger agreement. You should also be aware that an opinion of an investment banking firm that the business combination is fair is not an opinion that the business combination consideration is the same as the fair value under Section 262.

    COSTS AND EXPENSES OF APPRAISAL PROCEEDING. The costs and expenses of the appraisal proceeding may be assessed against Viewlogic and the stockholders participating in the appraisal proceeding, as the chancery court deems equitable under the circumstances. You can request that the chancery court determine the amount of interest, if any, Viewlogic should pay on the value of stock owned by stockholders entitled to the payment of interest. You may also request that the chancery court allocate the expenses of the appraisal action incurred by any stockholder pro rata against the value of all of the shares entitled to appraisal.

    LOSS OF STOCKHOLDER'S RIGHTS. If you demand appraisal rights, after the completion of the business combination you will not be entitled to:

    - vote your shares of stock, for any purpose, for which you have demanded appraisal rights;

    - receive payment of dividends or any other distribution with respect to such shares, except for dividends or distributions, if any, that are payable to holders of record as of a record date prior to the effective time of the business combination; or

    - receive the payment of the consideration provided for in the merger agreement, unless you properly withdraw your demand for appraisal.

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
    If no petition for an appraisal is filed within 120 days after the completion of the business combination, your right to seek an appraisal will cease. You may withdraw your demand for appraisal and accept the business combination consideration by delivering to Viewlogic a written withdrawal of your demand, except that:

    - any attempt to withdraw made more than 60 days after the completion of the business combination will require the written approval of Viewlogic; and

    - an appraisal proceeding in the chancery court cannot be dismissed unless the chancery court approves.

    If you fail to comply strictly with the procedures described above you will lose your appraisal rights. Consequently, if you wish to exercise your appraisal rights, we strongly urge you to consult a legal advisor before attempting to exercise your appraisal rights.

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                              THE MERGER AGREEMENT

    THIS SECTION OF THE JOINT PROXY STATEMENT/PROSPECTUS DESCRIBES THE MERGER AGREEMENT. WHILE WE BELIEVE THAT THE DESCRIPTION COVERS THE MATERIAL TERMS OF THE MERGER AGREEMENT, THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. THE MERGER AGREEMENT IS ATTACHED TO THIS JOINT PROXY STATEMENT/ PROSPECTUS AS ANNEX A. WE URGE YOU TO READ IT CAREFULLY IN ITS ENTIRETY.

REPRESENTATIONS AND WARRANTIES

    Each of Summit and Viewlogic made a number of representations and warranties in the merger agreement regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the business combination.

    Viewlogic's representations and warranties include:

       - Viewlogic's corporate organization and its qualification to do business;

       - Viewlogic's certificate of incorporation and bylaws;

       - Viewlogic's capitalization;

       - authorization of the merger agreement;

       - Viewlogic's financial statements;

       - changes in Viewlogic's business since the date of its financial statements;

       - Viewlogic's taxes;

       - Viewlogic's title to the properties it owns and leases;

       - intellectual property used by Viewlogic;

       - permits required to conduct Viewlogic's business and compliance with those permits;

       - litigation involving Viewlogic;

       - Viewlogic's employee benefit plans;

       - Viewlogic's employee and labor matters;

       - environmental laws that apply to Viewlogic;

       - Viewlogic's material contracts;

       - payments, if any, required to be made by Viewlogic to employees and directors on account of the business combination;

       - information supplied by Viewlogic in this joint proxy statement/prospectus and the related registration statement filed by Summit;

       - approval by the Viewlogic board; and

       - the inapplicability of Viewlogic's stockholders rights agreement or "poison pill" to the business combination.

    Summit's representations and warranties include:

       - Summit's corporate organization and its qualification to do business;

       - Summit's certificate of incorporation and bylaws;

       - Summit's capitalization;

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
       - authorization of the merger agreement;

       - Summit's financial statements;

       - changes in Summit's business since the date of its financial statements;

       - Summit's taxes;

       - Summit's title to the properties it owns and leases;

       - intellectual property used by Summit;

       - permits required to conduct Summit's business and compliance with those permits;

       - litigation involving Summit;

       - Summit's employee benefit plans;

       - Summit's employee and labor matters;

       - environmental laws that apply to Summit;

       - Summit's material contracts;

       - payments, if any, required to be made by Summit to employees and directors on account of the business combination;

       - information supplied by Summit in this joint proxy statement/prospectus and the related registration statement filed by Summit;

       - approval by the Summit board;

       - the fairness opinion received by Summit; and

       - the inapplicability of Summit's stockholders rights agreement or "poison pill" to the business combination.

    The representations and warranties in the merger agreement are complicated and not easily summarized. You are urged to carefully read the articles of the merger agreement entitled "Representations and Warranties of Viewlogic" and "Representations and Warranties of Summit and Merger Sub."

CONDUCT OF BUSINESS BEFORE COMPLETION OF THE BUSINESS COMBINATION

    Each of Summit and Viewlogic agreed that, until the completion of the business combination or unless the other party consents in writing, it will use commercially reasonable efforts consistent with past practices and policies to:

    - preserve intact its present business organization;

    - keep available the services of its present executive officers and key employees; and

    - preserve its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings.

    Each also agreed that, until the completion of the business combination or unless the other party consents in writing, it would conduct its business in compliance with certain specific restrictions relating to the following:

    - the issuance and redemption of securities;

    - modification of terms relating to stock options;

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
    - intellectual property;

    - the issuance of dividends, other distributions or stock options;

    - modification of certificate of incorporation and bylaws;

    - any liquidation, restructuring, or business combination;

    - the acquisition and disposition of assets;

    - the incurrence of indebtedness;

    - employees and employee benefits;

    - capital expenditures;

    - litigation;

    - taxes;

    - entrance into or modification of contracts;

    - accounting policies and procedures; and

    - waiver or release of rights.

    The agreements related to the conduct of business in the merger agreement are complicated and not easily summarized. You are urged to carefully read the sections of the merger agreement entitled "Conduct of Business Prior to the Effective Time."

NO SOLICITATION OF OTHER ACQUISITION PROPOSAL

    Until the business combination is completed or the merger agreement is terminated, each of Summit and Viewlogic has agreed not to directly or indirectly take any of the following actions:

    - solicit, initiate, encourage or induce any other acquisition proposal;

    - participate in any discussions or negotiations regarding any other acquisition proposal; and

    - approve, endorse or recommend any other acquisition proposal.

    However, after receipt of an unsolicited, written, bona fide acquisition proposal that the applicable company's board of directors reasonably concludes may result in a transaction more favorable to the company's stockholders from a financial point of view than the business combination between Summit and Viewlogic, the board of directors may engage in discussions with respect to the other acquisition proposal. See "--Payment of Termination Fee."

TREATMENT OF VIEWLOGIC STOCK OPTIONS

    Upon completion of the business combination, each outstanding option to purchase Viewlogic common stock will be converted into an option to purchase the number of shares of Summit common stock equal to 0.67928 times the number of shares of Viewlogic common stock which could have been obtained before the business combination upon the exercise of each option, rounded down to the nearest whole share. The exercise price will be equal to the exercise price per share of Viewlogic common stock subject to the option or warrant before conversion divided by 0.67928, rounded up to the nearest whole cent. The other terms of each option and the Viewlogic option plans above under which the options were issued will continue to apply.

    Summit intends to file a registration statement on Form S-8 for the shares of Summit common stock issuable with respect to options under the Viewlogic stock option plans and will maintain the effectiveness of that registration statement for as long as any of the options remain outstanding.

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BOARD OF DIRECTORS AND OFFICERS OF THE COMBINED COMPANY

    As of the effective time of the business combination, the combined company's board of directors will consist of the following five members:

    - William J. Herman (with a term expiring in 2000);

    - Lorne Cooper and Steven Erwin (with terms expiring in 2001); and

    - William Botts and Keith Geeslin (with terms expiring in 2002).

    The officers of the combined company will consist of the following individuals:

    - William J. Herman--Chairman of the Board and Chief Executive Officer;

    - Richard G. Lucier--Executive Vice President and Chief Operating Officer;

    - Paula Cassidy--Vice President, Human Resources;

    - Peter T. Johnson--Vice President, Business Development and Chief Legal Officer;

    - Gary Kiaski--Vice President, Worldwide Sales;

    - Kevin O'Brien--Vice President, Finance and Chief Financial Officer;

    - Guy Moshe--Senior Vice President and General Manager of Summit Israel; and

    - Eric Benhayoun--Vice President, General Manager European Operations.

CONDITIONS TO COMPLETION OF THE BUSINESS COMBINATION

    The respective obligations of Summit and Viewlogic to complete the business combination and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following conditions before completion of the business combination:

    - Summit's registration statement as filed with the SEC of which this joint proxy statement/ prospectus is a part must be effective, no stop order suspending its effectiveness will be in effect and no proceedings for suspension of its effectiveness will be pending before or threatened by the SEC;

    - the merger agreement must be approved and adopted by Viewlogic stockholders;

    - the issuance of shares of Summit common stock pursuant to the business combination and an amendment to Summit's certificate of incorporation to increase the authorized number of shares of Summit common stock must be approved by Summit stockholders;

    - no law, regulation or order must be enacted or issued which has the effect of making the business combination illegal or otherwise prohibiting completion of the business combination substantially on the terms contemplated by the merger agreement; and

    - Summit and Viewlogic must each receive from their respective tax counsel an opinion to the effect that the business combination will constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code. However, if counsel to either Summit or Viewlogic does not render this opinion, this condition will be satisfied if counsel to the other party renders the opinion.

    Viewlogic's obligations to complete the business combination and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the business combination:

    - Summit's representations and warranties must be true and correct as if made at and as of such time except (i) to the extent Summit's representations and warranties address matters only as of

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
      a particular date, they must be true and correct as of that date and (ii) that any qualification based on "material adverse effect", "material" or similar phrases shall be disregarded for any applicable representations and warranties;

    - Summit must perform or comply in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by Summit at or before completion of the business combination; and

    - the shares of Summit common stock to be issued in connection with the business combination shall be approved for quotation on the Nasdaq National Market.

    Summit's obligations to complete the business combination and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the business combination:

    - Viewlogic's representations and warranties must be true and correct as if made at and as of such time except (i) to the extent Viewlogic's representations and warranties address matters only as of a particular date, they must be true and correct as of that date and (ii) that any qualification based on "material adverse effect", "material" or similar phrases shall be disregarded for any applicable representations and warranties;

    - Viewlogic must perform or comply in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by Viewlogic at or before completion of the business combination; and

    - holders of no more than 7.5% of the outstanding Viewlogic capital stock shall have exercised dissenters' rights.

TERMINATION OF THE MERGER AGREEMENT

    The merger agreement may be terminated at any time prior to completion of the business combination, whether before or after approval and adoption of the merger agreement and approval of the business combination by Viewlogic stockholders and Summit stockholders:

    - by mutual consent of Summit and Viewlogic;

    - by Summit or Viewlogic, if the business combination is not completed by the earlier of (1) 75 days after the effective date of this joint proxy statement/prospectus or (2) June 30, 2000 except that the right to terminate the merger agreement is not available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the business combination to occur and such action or failure to act constitutes a material breach of the merger agreement;

    - by Summit or Viewlogic, if there is any order of a court or governmental authority having jurisdiction over either company permanently enjoining, restraining or prohibiting the completion of the business combination which is final and nonappealable;

    - by Summit or Viewlogic, if the requisite stockholder approval contemplated under this joint proxy statement/prospectus shall not have been obtained, except that the right to terminate the merger agreement pursuant to this provision is not available to the party whose action or failure to act cause the failure to obtain such stockholder approval and such action or failure to act constitutes a material breach of the merger agreement;

    - by Summit or Viewlogic, if Viewlogic's board of directors withdraws or amends or modifies in a manner adverse to Summit its unanimous recommendation in favor of the adoption and approval of the merger agreement or the approval of the business combination;

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
    - by Summit or Viewlogic, if Summit's board of directors withdraws or amends or modifies in a manner adverse to Viewlogic its unanimous recommendation in favor of the adoption and approval of the merger agreement or the approval of the business combination;

    - by Viewlogic, upon a breach of any representation, warranty, covenant or agreement on the part of Summit set forth in the merger agreement, or if any of Summit's representations or warranties are or become untrue so that the corresponding condition to completion of the business combination would not be met. However, if the breach or inaccuracy is curable by Summit through the exercise of its commercially reasonable efforts, and Summit continues to exercise such commercially reasonable efforts, Viewlogic may not terminate the merger agreement if the breach or inaccuracy is being cured by Summit; or

    - by Summit, upon a breach of any representation, warranty, covenant or agreement on the part of Viewlogic set forth in the merger agreement, or if any of Viewlogic's representations or warranties are or become untrue so that the corresponding condition to completion of the business combination would not be met. However, if the breach or inaccuracy is curable by Viewlogic through the exercise of its commercially reasonable efforts and Viewlogic continues to exercise such commercially reasonable efforts Summit may not terminate the merger agreement if the breach or inaccuracy is being cured by Viewlogic.

PAYMENT OF TERMINATION FEE

    Summit is obligated to pay to Viewlogic a termination fee of $2.5 million if the merger agreement is terminated in any of the following circumstances:

    - by Viewlogic, if Summit's board of directors withdraws or amends or modifies in a manner adverse to Viewlogic its unanimous recommendation in favor of the adoption and approval of the merger agreement or the approval of the business combination; or

    - by Summit or Viewlogic, if the requisite stockholder approval contemplated under this joint proxy statement/prospectus shall not have been obtained, and, among other things, Summit enters into an alternative business combination transaction within twelve months of such termination.

    Viewlogic is obligated to pay to Summit a termination fee of $2.5 million if the merger agreement is terminated in any of the following circumstances:

    - by Summit, if Viewlogic's board of directors withdraws or amends or modifies in a manner adverse to Summit its unanimous recommendation in favor of the adoption and approval of the merger agreement or the approval of the business combination; or

    - by Summit or Viewlogic, if the requisite stockholder approval contemplated under this joint proxy statement/prospectus shall not have been obtained, and, among other things, Viewlogic enters into an alternative business combination transaction within twelve months of such termination.

EXTENSION, WAIVER AND AMENDMENT OF THE MERGER AGREEMENT

    Summit and Viewlogic may amend the merger agreement before completion of the business combination.

    Either of Summit and Viewlogic may extend the other's time for the performance of any of the obligations or other acts under the merger agreement, waive any inaccuracies in the other's representations and warranties and waive compliance by the other with any of the agreements or conditions contained in the merger agreement other than stockholder approval.

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
INTERESTS OF SUMMIT MANAGEMENT IN THE BUSINESS COMBINATION

    In considering the recommendation of the Summit board of directors in favor of the business combination and the related amendments to Summit's certificate of incorporation, stockholders of Summit should be aware that the employment agreement of Arthur Fletcher, Summit's Treasurer and Director of Investor Relations, provides that, if Summit's headquarters are relocated from its present location by more than 50 miles, then the vesting of Mr. Fletcher's option for 50,000 shares of Summit common stock will accelerate in full. In addition, Mr. Fletcher will receive certain severance benefits if his employment is terminated after the relocation. Summit and Viewlogic intend to relocate Summit's headquarters from Portland, Oregon to Boston, Massachusetts. Accordingly, the above mentioned provisions will likely be triggered.

INTERESTS OF VIEWLOGIC DIRECTORS AND MANAGEMENT IN THE BUSINESS COMBINATION

    In considering the recommendation of the Viewlogic board of directors in favor of the merger agreement and business combination, stockholders of Viewlogic should be aware that many of Viewlogic's directors and executive officers have interests in the business combination that are different from, or in addition to, the interests of stockholders of Viewlogic. These interests relate to or arise from:

    - the continued indemnification of all current directors and officers of Viewlogic; and

    - the retention of all executive officers and directors of Viewlogic as executive officers and directors of the combined company.

    INDEMNIFICATION AND INSURANCE

    The merger agreement provides that Summit will, or will cause the combined company to, fulfill and honor in all respects the obligations of Viewlogic to indemnify each person who is or was a director or officer of Viewlogic pursuant to any indemnification provision of the Viewlogic certificate of incorporation or bylaws or equivalent constituent documents of Viewlogic as each was in effect on the date of the merger agreement. The certificate of incorporation and bylaws of Summit contain substantially the same provisions with respect to indemnification set forth in the certificate of incorporation and bylaws of Viewlogic. These indemnification provisions will not be amended, repealed or otherwise modified for a period of six years after completion of the business combination, in any manner that would adversely affect the rights of the current directors or officers of Viewlogic.

    VIEWLOGIC EXECUTIVE OFFICERS

    After the business combination, the combined company will retain as executive officers all six current executive officers of Viewlogic, and all three directors of Viewlogic will serve as directors of the combined company.

    - Mr. Herman will be employed by the combined company as Chairman of the Board of Directors and Chief Executive Officer and will serve the combined company as a director;

    - Ms. Cassidy will be employed by the combined company as Vice President, Human Resources;

    - Mr. Johnson will be employed by the combined company as Vice President, Business Development, Chief Legal Officer and Secretary;

    - Mr. Kiaski will be employed by the combined company as Vice President, Worldwide Sales;

    - Mr. Lucier will be employed by the combined company as Executive Vice President and Chief Operating Officer;

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    - Mr. O'Brien will be employed by the combined company as Vice President,
      Finance and Chief Financial Officer;

    - Mr. Geeslin will serve as a director of the combined company; and

    - Mr. Cooper will serve as a director of the combined company.

    Mr. Herman's and Mr. Lucier's existing employment agreements with Viewlogic will be assumed by the combined company if the business combination is completed. In that event, each of Mr. Herman and Mr. Lucier will be entitled to nine months' base salary and benefits if he is terminated by the combined company without cause.

VOTING AGREEMENTS

    Stockholders of Viewlogic who own an aggregate of 9,381,904 shares of Viewlogic voting securities, representing a approximately 48% ownership of Viewlogic's voting securities as of the Viewlogic record date, have entered into voting agreements with Summit. These stockholders have agreed to vote all shares of Viewlogic voting securities they have beneficial ownership of and any Viewlogic voting securities they acquire beneficial ownership of prior to the termination of the voting agreements in favor of approval of the business combination. In addition, these stockholders have granted irrevocable proxies to the board of directors of Summit to vote their voting securities in favor of approval of the business combination. These voting agreements are irrevocable provided the merger agreement is not terminated.

                          COMPARISON OF CAPITAL STOCK

DESCRIPTION OF SUMMIT CAPITAL STOCK

    The authorized capital stock of Summit consists of 30,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of Preferred Stock, $0.01 par value per share. At the Summit special meeting, stockholders will be asked to consider and vote upon a proposal to approve an amendment to Summit's Amended and Restated Certificate of Incorporation to increase the authorized capital stock of Summit by 20,000,000 shares to 50,000,000 shares, contingent upon stockholder approval of the business combination.

SUMMIT COMMON STOCK

    As of the Summit record date, there were approximately 15,814,855 shares of Summit common stock outstanding. Summit common stock is quoted on the Nasdaq National Market under the symbol SMMT. As of the Summit record date, the outstanding Summit common stock was held of record by approximately 3,500 stockholders. Stockholders of Summit common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The stockholders do not have a right to take action by written consent nor may they cumulate votes in connection with the election of directors. The holders of Summit common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Summit board out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Summit, the holders of Summit common stock are entitled to share ratably in all assets remaining after payment of liabilities. The Summit common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Summit common stock. All outstanding shares of Summit common stock are fully paid and non-assessable, and the shares of Summit common stock to be outstanding upon completion of the business combination will be fully paid and non-assessable.

SUMMIT PREFERRED STOCK

    Summit has 5,000,000 shares of preferred stock authorized, of which, as of the Summit record date, none were outstanding. The Summit board has the authority to issue these shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued and undesignated shares of preferred stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. Although it presently has no intention to do so, the Summit board, without stockholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power or other rights of the holders of Summit common stock and the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Summit.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar of the Summit common stock is Equiserve and its telephone number is (617) 434-2200.

DESCRIPTION OF VIEWLOGIC CAPITAL STOCK

    The authorized capital stock of Viewlogic consists of (i) 35,000,000 shares of common stock, $0.001 par value per share and (ii) 22,000,000 shares of preferred stock, $0.001 par value per share, of which 17,000,000 shares have been designated series A voting preferred stock and 5,000,000 shares have been designated series A-1 non-voting preferred stock. There is no market for Viewlogic capital stock.

VIEWLOGIC COMMON STOCK

    CAPITALIZATION

    As of the Viewlogic record date, there were 8,014,178 shares of Viewlogic common stock outstanding. As of the Viewlogic record date, the outstanding Viewlogic common stock was held of record by approximately 57 stockholders. Viewlogic's certificate of incorporation provides that the number of authorized shares of Viewlogic common stock may be increased or decreased (but not below the number then outstanding) by the affirmative vote of the holders of the majority of the Viewlogic common stock entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

    VOTING RIGHTS, LIQUIDATION AND OTHER RIGHTS

    Stockholders of Viewlogic common stock are entitled to one vote for each share held on matters submitted to a vote of stockholders. Holders of Viewlogic common stock may take action by written consent. Holders of Viewlogic common stock do not have cumulative voting rights. Upon the liquidation, dissolution or winding up of Viewlogic, the holders of Viewlogic common stock are entitled to receive ratably the net assets of Viewlogic available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. The Viewlogic common stock has no preemptive, subscription, redemption or conversion rights. All outstanding shares of Viewlogic common stock are fully paid and nonassessable.

    DIVIDENDS

    Holders of Viewlogic common stock are entitled to receive their proportionate share of any dividends declared by the Viewlogic board of directors, subject to any preferential dividend rights of outstanding preferred stock. On October 2, 1998, Viewlogic paid a stock dividend of 3,965.722 shares of Viewlogic common stock for each of the 1,000 shares of Viewlogic common stock outstanding on October 1, 1998. Viewlogic also paid a cash dividend of $7.56291971 per share of Viewlogic common stock outstanding immediately after that stock dividend.

VIEWLOGIC PREFERRED STOCK

    CAPITALIZATION

    Viewlogic has 22,000,000 shares of preferred stock authorized. The Viewlogic board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued and undesignated shares of preferred stock and to fix the number of shares constituting any series and the designations of any series, without any further vote or action by the Viewlogic stockholders. Of the 22,000,000 shares of Viewlogic preferred stock authorized, as of the Viewlogic record date 11,381,904 shares of series A voting preferred stock were outstanding and 4,618,096 shares of series A-1 non-voting preferred stock were outstanding. As of the Viewlogic record date, the outstanding Viewlogic series A voting preferred stock was held of record by approximately 15 stockholders and the outstanding Viewlogic series A-1 non-voting preferred stock was held by one stockholder.

    CONVERSION

    Subject to specified terms, conditions, limitations and adjustments set forth in Viewlogic's certificate of incorporation, holders of Viewlogic preferred stock have the right at their option to convert any of those shares, without the payment of additional consideration, into the number of fully paid and nonassessable shares of Viewlogic common stock as is determined by a formula set forth in Viewlogic's certificate of incorporation. No fractional shares of Viewlogic common stock may be issued upon conversion of Viewlogic preferred stock and the number of shares of Viewlogic common stock to be issued will be rounded to the nearest whole share. As of the Viewlogic record date, each share of series A voting preferred stock and series A non-voting preferred stock was convertible into one share of Viewlogic common stock.

    VOTING RIGHTS

    Holders of Viewlogic series A voting preferred stock are entitled to cast a number of votes equal to the number of shares of Viewlogic common stock into which such series A voting preferred stock could be converted on matters submitted to a vote of stockholders. Holders of Viewlogic series A voting preferred stock may take action by written consent. As long as at least a majority of the shares of Viewlogic series A voting preferred stock originally issued remain outstanding, the holders of Viewlogic series A voting preferred stock are entitled to elect one director of Viewlogic at each annual election of directors. Except as provided by law, and in specific situations set forth in Viewlogic's certificate of incorporation, holders of Viewlogic series A voting preferred stock vote together with the holders of Viewlogic common stock. Holders of Viewlogic series A-1 non-voting preferred stock are not entitled to vote or to receive notice of any meeting of stockholders.

    Upon the consummation of the business combination, current preferred stock holders of Viewlogic will hold approximately 30% of the common stock of the combined company. These stockholders will hold large voting blocks and have significant control over the combined company.

    DIVIDENDS

    Viewlogic's certificate of incorporation provides that the Viewlogic board of directors may declare and Viewlogic may pay dividends on its capital stock. The holders of Viewlogic preferred stock are entitled to receive cumulative dividends at a specified rate, prior and in preference to any payment of any dividend to holders of Viewlogic common stock. In addition, holders of Viewlogic preferred stock are entitled to receive any payment of dividends to holders of Viewlogic common stock in proportion to the number of shares of Viewlogic common stock which would be held by each holder if all shares of Viewlogic preferred stock were converted to Viewlogic common stock.

    LIQUIDATION

    Upon the liquidation, dissolution or winding up of Viewlogic, the holders of Viewlogic preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of Viewlogic to holders of Viewlogic common stock, an amount per share equal to the sum of the purchase price of each share of preferred stock, plus the sum of (i) any declared but unpaid dividends and (ii) other dividends payable in connection with events specified in Viewlogic's certificate of incorporation. If upon liquidation, dissolution or winding up of Viewlogic the remaining assets of Viewlogic available for distribution to its stockholders are insufficient to pay the holders of Viewlogic preferred stock the full amount to which they are entitled, the holders of Viewlogic preferred stock will share ratably in any distribution of the remaining assets and funds of Viewlogic in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon the distribution if all amounts payable on or with respect to such shares were paid in full.

    REDEMPTION

    At any time after October 2, 2006, with a written request from the holders of not less than a majority of the then outstanding Viewlogic series A voting preferred stock, Viewlogic will pay in cash holders of Viewlogic preferred stock specified in the written request a sum per share equal to $2.00 per share plus all declared but unpaid dividends on that share.

    REGISTRATION RIGHTS

    Under an investors' rights agreement, holders of Viewlogic preferred stock and some holders of Viewlogic common stock collectively holding in the aggregate approximately 20,000,000 shares of Viewlogic common stock, on an actual and as converted basis, are entitled, under specified conditions, to demand registration under the Securities Act of their shares of common stock then-issued or their shares of common stock issuable upon conversion of their shares of Viewlogic preferred stock. Additionally, in the event Viewlogic proposes to register any of its securities under the Securities Act, these stockholders are entitled to include their shares in the registration, subject to the right of the underwriter of any underwritten offering to exclude some or all of their shares from the registration for marketing reasons. Subject to the terms of voting agreements entered into between Summit and the holders of an aggregate of 14,000,000 shares of Viewlogic common stock, on an as converted basis, if the business combination is completed, these registration rights will remain outstanding and will be applicable to the shares of Summit common stock received by the holders of these registration rights in the business combination.

COMPARISON OF CERTAIN RIGHTS

    After consummation of the business combination, the holders of Viewlogic capital stock who receive Summit common stock under the terms of the merger agreement will become stockholders of the combined company. As stockholders of Viewlogic, their rights are presently governed by Delaware law, the Viewlogic certificate of incorporation and the Viewlogic bylaws. As stockholders of the combined company, their rights will be governed by Delaware law, Summit's certificate of incorporation and Summit's bylaws. The following discussion compares the rights of holders of Viewlogic capital stock and holders of Summit common stock and various provisions of the charters and bylaws of Viewlogic and Summit. This summary is not complete and is qualified in its entirety by reference to the Viewlogic certificate of incorporation and Viewlogic bylaws, the Summit certificate of incorporation and the Summit bylaws and the relevant provisions of Delaware law.

SPECIAL MEETING OF THE STOCKHOLDERS

    Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. The Summit certificate of incorporation provides that special meetings of the stockholders generally may only be called by the board of directors. The Viewlogic bylaws provide that special meetings of the stockholders may be called by the board of directors or Viewlogic's President.

ACTION BY WRITTEN CONSENT OF STOCKHOLDERS

    Under Delaware law, unless the certificate of incorporation provides otherwise, any action to be taken by stockholders may be taken without a meeting, without prior notice, and without a vote, if the stockholders having the number of votes that would be necessary to take such action at a meeting at which all stockholders were present and voted consent to the action in writing. The Summit certificate of incorporation does not allow for actions by written consent of the stockholders. The Viewlogic bylaws permit actions by written consent of the stockholders.

CUMULATIVE VOTING

    Neither the Summit certificate of incorporation nor the Viewlogic certificate of incorporation provides for cumulative voting by stockholders in elections of directors.

CLASSIFICATION OF THE BOARD OF DIRECTORS

    The Summit certificate of incorporation and Summit bylaws provide that the number of directors shall be five and shall be fixed from time to time by amendments to the Summit certificate of incorporation or Summit bylaws adopted by the Summit board or stockholders. The Summit certificate of incorporation provides for three classes of directors, as nearly equal in size as possible, with staggered terms. The Viewlogic bylaws provide that the number of directors shall be fixed from time to time by resolution of either the Viewlogic stockholders or the Viewlogic board of directors.

REMOVAL OF DIRECTORS

    Under Delaware law, the stockholders of a corporation that has a classified board of directors, such as Summit, may only remove directors for cause. The Summit bylaws provide that any director or the entire board of directors may be removed only for cause by the holders of a majority of the then-outstanding shares of capital stock entitled to vote in the election of directors. The Viewlogic bylaws provide that any director or the entire board of directors may be removed with or without cause by holders of a majority of the shares then entitled to vote in an election of directors, except that the directors elected by the holders of a particular class or series of stock may be removed without cause only by vote of the holders of a majority of the outstanding shares of that class or series.

EXCULPATION OF DIRECTORS

    Each of Summit and Viewlogic has included in its certificate of incorporation a provision which eliminates the personal liability of its directors from monetary damages resulting from a breach of fiduciary duty as a director to the fullest extent permitted by the Delaware law.

INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS

    The Summit bylaws and the Viewlogic certificate of incorporation and the Viewlogic bylaws require indemnification of their directors and officers to the maximum extent and in the manner permitted by Delaware law. The Summit bylaws also permit Summit to indemnify its employees and agents.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

    Pursuant to the September 16, 1999 merger agreement between Viewlogic and Summit, Viewlogic will be merged with and into a wholly owned subsidiary of Summit. Upon completion of the acquisition, the existing Viewlogic shareholders will own approximately 51% of the outstanding common stock of the combined company. Consequently, for accounting purposes, the transaction will be accounted for as a reverse acquisition with Viewlogic as the acquirer. Subsequent to consummation of the transaction, the historical financial statements of Viewlogic will become the historical financial statements of the combined company. The purchase price will be allocated to the assets and liabilities of Summit based on their fair values. The purchase price will be based on the value of Summit's equity using the average market price of Summit's common stock of $3.075 for the five-day period (September 14, 1999 through September 20, 1999) that includes the date of the agreement. Based on this price, the purchase price as of September 30, 1999 has been estimated at $54,299,000, using a $3.075 common stock price, which includes the value of the outstanding Summit common stock, the fair value of outstanding options to purchase Summit common stock and Viewlogic's estimated direct costs of the acquisition. The ultimate purchase price will be dependent upon the number of Viewlogic shares and options outstanding upon closing, as well as final transaction costs related to the merger.

    The unaudited pro forma financial information does not give effect to any cost savings and other synergies that may result from the merger. Viewlogic is developing its plans for integration of the business but cannot make final decisions until the merger is complete. For purposes of the pro forma financial information, Viewlogic has estimated that merger and integration costs, consisting primarily of severance costs, asset impairments and facility shutdown costs, will be approximately $2,400,000. Viewlogic will record a liability at the closing date of approximately $2,574,000, representing the federal and state taxes expected to be owed upon the repatriation of Summit's foreign earnings. The purchase price will be allocated to the assets acquired and liabilities assumed based on their fair values at the closing date. For purposes of the pro forma financial information, Viewlogic has made a preliminary estimate of the fair values of identifiable assets and liabilities of Summit at the date of acquisition.

    An independent third party appraisal company conducted a preliminary valuation of Summit's intangible assets. These intangibles include existing technology, in-process research and development, the customer base and the in-place workforce. The preliminary valuation of intangibles included $16,250,000 for existing technology, $2,050,000 for in-process research and development, $2,100,000 for the customer base and $3,850,000 for the workforce. The excess of the purchase price over the fair value of identifiable tangible and intangible net assets of $14,879,000 will be allocated to goodwill. Intangible assets are expected to be amortized over periods ranging from 3 to 10 years. The fair value of the in-process research and development, which relates to Summit's Visual HDL 2000, Visual SLD and Regent 2.0 research projects, will be recorded as an expense in the period in which the merger is completed.

    The valuation of the existing technology and in-process research and development was determined using the income method. Revenue and expense projections as well as technology assumptions were prepared through 2009 based on information provided by Summit management. The projected cash flows were discounted using a 25% to 30% rate. The valuation of the in-process research and development was determined separately from all other acquired assets using the percentage of completion method. The percentage of completion ratio was calculated by dividing the total expected expenditures for each project by the total estimated expenditures to achieve technological feasibility.

    The value assigned to in-process technology relates primarily to two research projects, Visual HDL 2000 and Visual SLD. These technologies have not yet reached technological feasibility and have no alternative future use. The nature of the efforts required to develop the in-process technologies into commercially viable products principally relate to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the products can be designed to meet their design specifications, including function, features and technical performance requirements. Visual HDL 2000 represents a major rearchitecture of the two existing Visual HDL products. This new generation product will integrate these two existing products along with a newly developed compiler. The project is approximately 25% complete with an initial release date expected to occur in the fourth quarter of 2000. The Visual SLD research project represents the development of an entirely new product targeted at a customer base not previously approached for the Visual product line. This project is estimated to be 75% complete and is expected to reach technological feasibility in the second quarter of 2000.

    Based on the timing of the closing of the transaction, the finalization of the integration plans and other factors, the pro forma adjustments may differ materially from those presented in the pro forma financial information. A final appraisal of the intangibles will be performed as of the closing date and the allocation adjusted accordingly. The income statement effect of these adjustments will depend on the nature and amount of the assets or liabilities adjusted.

    The pro forma financial information does not purport to represent what the consolidated financial position or results of operations actually would have been if the merger in fact had occurred on September 30, 1999 or at the beginning of the periods presented or to project the consolidated financial position or results of operations as of any future date or any future period. It should be read in conjunction with the historical consolidated financial statements of Viewlogic and Summit, including the related notes, and other financial information included in this joint proxy statement/prospectus.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1999
                                 (IN THOUSANDS)

                                                                 HISTORICAL
                                                            --------------------    PRO FORMA       PRO FORMA
                                                             SUMMIT    VIEWLOGIC   ADJUSTMENTS      COMBINED
                                                            --------   ---------   -----------      ---------
                          ASSETS

Current assets:
  Cash and cash equivalents...............................  $27,008     $ 1,296     $               $ 28,304
  Accounts receivable, net................................    6,217      12,303                       18,520
  Prepaid expenses and other..............................    1,003       2,256                        3,259
  Deferred income taxes...................................      792       1,373                        2,165
                                                            -------     -------     --------        --------
    Total current assets..................................   35,020      17,228           --          52,248
  Property and equipment, net.............................    3,734       4,688         (600)(A)       7,822
  Capitalized software costs--net.........................       --       2,427         (120)(B)       2,307
  Purchased technology....................................       --       3,825       16,250 (A)      20,075
  Other intangibles.......................................    1,038          --        2,100 (A)       5,950
                                                                                       3,850 (A)
                                                                                      (1,038)(A)
  Goodwill................................................    2,179                   14,680 (A)      14,680
                                                                                      (2,179)(A)
  Other...................................................      146         935           --           1,081
                                                            -------     -------     --------        --------
    Total assets..........................................  $42,117     $29,103     $ 32,943        $104,163
                                                            =======     =======     ========        ========

                       LIABILITIES

Current liabilities:
  Notes payable, current portion..........................  $    56     $ 3,000     $               $  3,056
  Capital lease obligations, current portion..............        8         333                          341
  Accounts payable........................................    1,072       1,956                        3,028
  Accrued compensation....................................    4,007       3,033                        7,040
  Accrued expenses........................................    1,280       3,941        2,688 (A)       7,909
  Due to related party....................................       --         155                          155
  Deferred revenue........................................    4,843      13,034         (294)(A)      17,583
                                                            -------     -------     --------        --------
    Total current liabilities.............................   11,266      25,452        2,394          39,112
  Notes payable, long-term portion........................       --      13,000           --          13,000
  Line of credit..........................................       --         500           --             500
  Deferred revenue, less current portion..................      102          --           (6)(A)          96
  Deferred tax liability..................................      489       2,393       10,186 (A)      13,068
  Capital lease obligations, long-term portion............       --         580                          580
                                                            -------     -------     --------        --------
    Total liabilities.....................................   11,857      41,925       12,574          66,356
                                                            -------     -------     --------        --------
                                                                                                          --

Redeemable, convertible preferred stock...................       --      32,000      (32,000)(A)          --
                                                            -------     -------     --------        --------

                   STOCKHOLDERS' EQUITY
  Common stock............................................      157           8           (8)(A)         319
                                                                                         162 (A)
  Additional paid-in capital..............................   44,360       4,750       40,128 (A)      89,238
  Loans receivable from officers..........................                 (927)                        (927)
  Deferred compensation...................................       --      (1,843)                      (1,843)
  Accumulated deficit.....................................  (14,257)    (47,037)      14,257 (A)     (49,207)
                                                                                      (2,050)(A)
                                                                                        (120)(B)
  Accumulated other comprehensive income..................       --         227                          227
                                                            -------     -------     --------        --------
    Total stockholders' equity (deficit)..................   30,260     (44,822)      52,369          37,807
                                                            -------     -------     --------        --------
    Total liabilities and stockholders' equity............  $42,117     $29,103     $ 32,943        $104,163
                                                            =======     =======     ========        ========

   See Accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                   Statements

        UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 HISTORICAL
                                                            --------------------    PRO FORMA       PRO FORMA
                                                             SUMMIT    VIEWLOGIC   ADJUSTMENTS      COMBINED
                                                            --------   ---------   -----------      ---------
Revenues:
  Product.................................................  $33,589     $22,683     $     --         $56,272
  Maintenance, services and other.........................   10,009      32,554           --          42,563
                                                            -------     -------     --------         -------
    Total revenues........................................   43,598      55,237                       98,835
                                                            -------     -------     --------         -------
Cost of revenues:
  Product.................................................      744       5,113                        5,857
  Maintenance, services and other.........................      955       5,080                        6,035
  Amortization of purchased technologies..................      661          --         (661)(A)       5,200
                                                                                       5,200 (C)
                                                            -------     -------     --------         -------
    Total cost of revenues................................    2,360      10,193        4,539          17,092
                                                            -------     -------     --------         -------
Gross margin..............................................   41,238      45,044       (4,539)         81,743
Operating expenses:
  Sales and marketing.....................................   11,713      18,953                       30,666
  Research and development................................   13,042      10,070                       23,112
  General and administrative..............................    4,398       3,717                        8,115
  Amortization of goodwill and other intangibles..........    2,791                    3,800 (C)       3,800
                                                                                      (2,791)(A)
  Merger costs............................................    1,249         452                        1,701
                                                            -------     -------     --------         -------
    Total operating expenses..............................   33,193      33,192        1,009          67,394
                                                            -------     -------     --------         -------
    Operating income......................................    8,045      11,852       (5,548)         14,349
  Interest income.........................................                  171                          171
  Interest expense........................................       (4)       (342)                        (346)
  Other, net..............................................    1,097      (1,761)                        (664)
                                                            -------     -------     --------         -------
    Income before income taxes............................    9,138       9,920       (5,548)         13,510
  Income tax provision....................................    4,037       4,053       (2,761)(D)       7,669
                                                                                       1,300 (E)
                                                                                       1,040 (A)
                                                            -------     -------     --------         -------
    Net income............................................  $ 5,101     $ 5,867     $ (5,127)        $ 5,841
                                                            =======     =======     ========         =======
  Net income per share--basic:
    Net income per share..................................  $  0.34     $  1.48                      $  0.19
                                                            =======     =======                      =======
    Number of shares used in computing basic net income
      per share...........................................   15,155       3,966                       31,390
                                                            =======     =======                      =======
  Net income per share--diluted:
    Net income per share..................................  $  0.32     $  0.73                      $  0.18
                                                            =======     =======                      =======
    Number of shares used in computing diluted net income
      per share...........................................   16,115       7,999                       32,350
                                                            =======     =======                      =======

   See Accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                   Statements

        UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                          HISTORICAL
                                                     --------------------    PRO FORMA       PRO FORMA
                                                      SUMMIT    VIEWLOGIC   ADJUSTMENTS      COMBINED
                                                     --------   ---------   -----------      ---------
Revenues:
  Product..........................................  $13,477     $19,107      $    --         $32,584
  Maintenance, services and other..................    8,376      21,710           --          30,086
                                                     -------     -------      -------         -------
    Total revenues.................................   21,853      40,817           --          62,670
                                                     -------     -------      -------         -------
Cost of revenues:
  Product..........................................      476       4,507           --           4,983
  Maintenance, services and other..................      876       4,698           --           5,574
  Amortization of purchased technologies...........      472          --         (472)(A)       3,413
                                                                                3,413 (C)
                                                     -------     -------      -------         -------
    Total cost of revenues.........................    1,824       9,205        2,941          13,970
                                                     -------     -------      -------         -------
Gross margin.......................................   20,029      31,612       (2,941)         48,700

Operating expenses:
  Sales and marketing..............................    8,678      16,640           --          25,318
  Research and development.........................    7,739       8,518           --          16,257
  General and administrative.......................    4,004       3,153           --           7,157
  Amortization of goodwill and other intangibles...    1,924         354        2,850 (C)       3,204
                                                                               (1,924)(A)
  Severance and write-off of note receivable.......    4,005          --           --           4,005
                                                     -------     -------      -------         -------
    Total operating expenses.......................   26,350      28,665          926          55,941
                                                     -------     -------      -------         -------
    Operating income (loss)........................   (6,321)      2,947       (3,867)         (7,241)
  Interest income..................................       --          87           --              87
  Interest expense.................................       (2)       (981)                        (983)
  Other, net.......................................      785        (278)          --             507
                                                     -------     -------      -------         -------
    Income (loss) before income taxes..............   (5,538)      1,775       (3,867)         (7,630)
  Income tax provision.............................       --         708         (708)(D)          --
                                                     -------     -------      -------         -------
    Net income (loss)..............................  $(5,538)    $ 1,067      $(3,159)        $(7,630)
                                                     =======     =======      =======         =======
  Net income (loss) per share--basic:
    Net income(loss) per share.....................  $ (0.35)    $  0.22                      $ (0.24)
                                                     =======     =======                      =======
    Number of shares used in computing basic net
      income per share.............................   15,646       4,861                       31,880
                                                     =======     =======                      =======
  Net income (loss) per share--diluted:
    Net income(loss) per share.....................  $ (0.35)    $  0.05                      $ (0.24)
                                                     =======     =======                      =======
    Number of shares used in computing diluted net
      income per share.............................   15,646      21,631                       31,880
                                                     =======     =======                      =======

   See Accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                   Statements

      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

    The unaudited pro forma combined condensed financial statements give effect to Summit's acquisition of Viewlogic through a merger and exchange of shares. The unaudited pro forma combined condensed statements of operations for the year ended December 31, 1998 and the nine months ended September 30, 1999 reflect this transaction as if it had taken place January 1, 1998. The unaudited pro forma combined balance sheet gives effect to this transaction as if it had taken place on September 30, 1999.

    Below is a table of the estimated acquisition costs and purchase price allocation (in thousands):


Estimated acquisition cost:
  Common stock..............................................  $48,283
  Stock options.............................................    4,516
  Acquisition costs.........................................    1,500
                                                              -------
      Total estimated acquisition cost......................  $54,299
                                                              =======


Purchase price allocation:
  Tangible net assets acquired..............................  $27,343
  Assets impaired by merger.................................     (600)
  Deferred income taxes.....................................  (10,186)
  Intangible net assets acquired:
    Purchased technology, assembled workforce, and customer
      base..................................................   22,200
  Goodwill..................................................   14,680
  In-process research and development.......................    2,050
  Estimated merger related severance and shutdown costs, net
    of tax benefits.........................................   (1,188)
                                                              -------
      Total.................................................  $54,299
                                                              =======

    Summit options outstanding were valued using a Black-Scholes formula with the following assumptions:

Life of options:                        4 years,
Interest Rate:                          3.95% to 7.90%
Volatility:                             Calculated for a 3-year period from 9/15/96
                                        through 9/15/99, volatility was calculated at
                                        87.4%
Dividend Rate:                          0%

    This valuation was performed based on Summit options outstanding as of September 16, 1999. No changes have been made to this valuation based upon the fact that the changes in options outstanding were not significant.

    Tangible net assets of Summit acquired principally include cash, accounts receivable, inventory, fixed assets, deferred income taxes, accounts payable, accrued liabilities and deferred revenue. To determine the value of purchased technology, the expected future cash flows attributable to all existing technology was discounted, taking into account risks related to the characteristics and applications of the technology, existing and future markets, and assessments of the life cycle stage of the technology. The valuation of purchased technology represents amounts which have reached technological feasibility and will therefore be capitalizable. The value of the assembled workforce was derived by estimating the costs to replace the existing employees, including recruiting, hiring, and training costs for each category of employee. The value allocated to projects identified as in-process research and development of

Summit and its wholly owned subsidiaries will be charged to expense upon consummation of the merger but has not been reflected in the unaudited pro forma combined condensed statements of operations as it is nonrecurring in nature. However, this charge has been reflected in the unaudited pro forma combined condensed balance sheet. The write-off was necessary because the acquired in-process research and development had not yet reached technological feasibility and had no future alternative uses. The combined companies expect that the acquired in-process research and development will be successfully developed, but these products may not achieve commercial viability. The nature of the efforts required to develop the purchased in-process research and development into commercially viable products principally relate to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the product can be produced to meet its design specifications, including functions, features and technical performance requirements.

NOTE 2. PRO FORMA ADJUSTMENTS

(A) To reflect the allocation of the purchase price and reverse acquisition accounting to be recorded as a result of the merger (see note 1):

    - record intangible assets and goodwill:


Purchased technology........................................  $ 16,250
Customer base...............................................     2,100
Workforce...................................................     3,850
Goodwill....................................................    14,680

    - record deferred taxes which relate to the difference between the tax and book basis of assets acquired ($7.6 million) and unremitted earnings of foreign subsidiaries ($2.6 million).

    - adjust Summit's deferred revenue for estimated selling costs of approximately 6%.

    - deferred revenue represents the liability for the fair value of the remaining services yet to be provided by Summit under contractual terms. Management believes that deferred revenue approximates the cost that would be incurred by Summit if these services were provided by a third party.

    - adjustment for merger related impairment of Summit's tangible assets of $600 due to the closing of Summit's Beaverton Headquarters. Impaired assets includes systems, computer equipment and furniture which will be no longer used after the merger.

    - accrual of Viewlogic's acquisition cost, estimated to be approximately $2.7 million consisting of $1.5 million in direct transaction costs, (primarily legal and accounting services) and approximately $1.2 million in restructuring and severance costs (net of tax benefits of $0.6 million). While the exact amount of the restructuring costs is not known, management believes that the costs approximate $1.3 million related to involuntary employee separation benefits and $0.5 million in facilities consolidations. The separation benefits relates to approximately 30 employees; primarily in Beaverton Administrative Functions, who will be terminated as a result of the merger. The facilities consolidations amount is an estimate related to costs expected to be incurred to combine Summit and Viewlogic's field sales offices.

    - impact of "reverse acquisition" accounting:


issuance of Summit shares (16.2 million at $0.01 per value
  option)...................................................  $    162
elimination of Viewlogic outstanding preferred stock........   (32,000)
elimination of Viewlogic common stock.......................        (8)
elimination of Summit's accumulated deficit.................    14,257

    - To reflect the write off of in-process research and development of $2,050, as of September 30, 1999.

    - To reflect the elimination of Summit intangibles, goodwill and related amortization, along with related tax effect of $1,040 for the year ended December 31, 1998 and $0 for the nine months ended September 30, 1999.

(B) To record write off of $120 of Viewlogic capitalized software impaired as a result of merger.

(C) To reflect the amortization of purchased technology, other intangible assets and goodwill recorded as a result of the merger. Amortization has been estimated based on the following estimated useful lives:


Purchased technology........................................  5 years
Customer base...............................................  5 years
Workforce...................................................  3 years
Goodwill....................................................  7 years

    Amortization has been calculated on the straight-line method for all intangibles except purchased technology for which amortization has been calculated based on the greater of the ratio of revenue per period to total estimated revenue or the straight-line method.

(D) To reflect income taxes on a pro forma basis assuming the transaction took place at the beginning of the period presented.

(E) To reflect the tax provision of $1.3 million for the year ended
    December 31, 1998 related to unremitted earnings of foreign subsidiaries.

(F) As required by Article 11 of Regulation S-X, the unaudited pro forma condensed combined statements of operations exclude material non recurring charges which result directly from the merger and which will be recorded within twelve months following the merger. The following schedule shows the effects of the write-off of the in-process research and development described in Note 1 above of $2,050 and the write off of capitalized software of $120 that will become obsolete due to product changes resulting from the merger:

                                                                  YEAR ENDED
                                                              DECEMBER 31, 1998
                                                              ------------------
Net income..................................................        $3,671
Net income per share:
  Basic.....................................................          0.12
  Diluted...................................................          0.11

NOTE 3. PRO FORMA NET INCOME (LOSS) PER COMMON SHARE

    The unaudited pro forma basic and diluted net income (loss) per share are based on the weighted average number of shares of Summit common stock outstanding during each period and the number of shares of Summit common stock to be issued in connection with the Viewlogic merger. Options outstanding have not been included in the computation of pro forma diluted net loss per share for the nine months ended September 30, 1999 because their effect would be antidilutive.

                                    INDUSTRY

INDUSTRY BACKGROUND

    Electronic design automation software is software that automates the tasks and process of designing electronic components, systems and products. This software has played a critical role in accelerating the dramatic advances in the electronics industry over the past two decades. For most of this period, the need for more advanced electronic design automation tools has been driven by the rapid increase in complexity of integrated circuits or chips. An integrated circuit is an electrical device consisting of various components, connections and switches that can be designed to perform a specific function. The increase in complexity of integrated circuits has been compounded by the increasing number of new chips being developed and the scarcity of engineers skilled in the design and testing of chips. Moreover, the increase in the complexity of chips lengthens their development cycle while, at the same time, competitive pressures shorten the life cycles of the products that incorporate chips.

    In recent years, chip development productivity has increased through the evolution of electronic design automation. But this development productivity has not kept pace with the advances in chip manufacturing technology. Chip manufacturing technology has advanced from the ability to produce chips with over one thousand switches and five micron wide wires connecting parts of the chip in the 1970s to greater than one million switches at less than 0.5 micron wire widths today.

    The productivity of the average chip design engineer has not kept pace with the progress in manufacturing technology. As a result, a greater number of engineering hours are required to design many of today's more complex electronic components and systems, leading to either longer development schedules or the need for larger design teams. To address this challenge, organizations with chip design capabilities continue to search for electronic design automation tools that enable them to increase their productivity and meet the aggressive development schedules dictated by competitive forces.

    In recent years, lengthening design cycles and significant time-to-market pressures have influenced a shift in the choice of chip technologies away from fully customized integrated circuits and partially pre-designed integrated circuits also know as application-specific integrated circuits, to more flexible technologies that shorten the design cycle. These more flexible technologies include:

    - chips whose function can be changed with software-like programming known as field programmable gate arrays;

    - chips created to provide a fixed function for a specific application known as application-specific standard parts; and

    - multi-purpose processing chips that actually run software programs known as embedded processors. These integrated circuit choices help to provide greater flexibility and faster time to market for companies that design electronic products. They also present new design automation challenges, including design and testing of systems that contain significant embedded software programs.

    Further complicating the design task is the effect that faster chips have on overall system design. Fast-switching signals (when an electrical signal changes voltage beyond a predetermined amount) are required to achieve the very fast processor speeds we now take for granted. These fast signals can cause electrical signals to radiate from the chip and cause unintentional negative effects on other signals on the chip, potentially causing the system to fail. If the necessary analysis and testing is not performed before the system is manufactured, these problems can affect the quality of the final system that the chips are embedded in. This situation has created the need for sophisticated tools to design and test the wires on the chip and those that connect the chips and other components within electronic products.

    This emerging design challenge, driven by faster, more complex chips, creates many new problems for the manufacturers of electronic products and opportunities for companies that provide tools for the design of electronic products. The objectives of electronic design automation are to reduce time to market and the costs associated with product design, analysis, testing and optimization, while permitting the development of a greater number of product designs of higher speed and greater complexity which can be reliably manufactured.

    Summit and Viewlogic believe that time to market pressures and the complexity of chip designing will cause manufacturers of electronic products to move towards differentiating their products at the system level rather than at the chip level and plan to focus on providing tools for that purpose.

    Electronic design automation has come to mean hardware design automation, and Summit and Viewlogic believe it is no longer appropriate to describe the breadth of the market for software to automate the design of electronic products. The scope of this expanded market can be defined by the stages of the electronic design process which it includes, as shown in Figure 1.

              FIGURE 1 ELECTRONIC PRODUCT DESIGN AUTOMATION MARKET

[The graphic is a series of rectangular boxes that, collectively, are presented on top of a triangle. The first box, located at the tip of the triangle contains the text "Strategic Business Planning/Product Proposal." The next box is located directly below to the lower left and contains the text "Electronic Product Development Plan." The next box is located directly to the right and contains the text "Electronic Product Requirements Definition," "Electronic Product Specification" and "Electronic Product Architecture." The next box is located directly below to the right and contains the text "Interconnect, Power, Thermal, EMI, Packaging Sub-systems Design." The next box is located directly to the upper left and contains the text "Electronics/SW Sub-system Architecture, Co-Design & Partitioning (SLDA Mkt)." The next box is located directly below and contains the text "Software Design." The next box overlaps the previous box and the box directly to the right and contains the text "Co-verif." The next overlapped box is directly to the right and contains the text "Electronics Design." The next box is directly below and contains the text "Software Test on Electronics Prototype." The next box is directly below and contains the text "Electronic Product Prototype System Integration & Test." The last box is at the very bottom of the triangle and contains the text "Electronic Product Pilot Manufacturing."]

    The system-level design automation phase of development is comprised of the software and services that serve the needs of designers designing electronic products that also include computer software. This system-level design is based on the cooperative design of both hardware and software for the completed electronic product. An increasing number of electronic products now include software as a major component of the overall functionality of the product. Therefore, system-level design involves managing tradeoffs among the following factors:

    - system performance and features;

    - system memory requirements;

    - processor selection;

    - chip area/cost;

    - product cost;

    - system power/battery life;

    - system programmability; and

    - project schedule.

It is also the stage of a project where decisions are usually made about adopting new design partners, methodologies, policies and automation tools.

    These decisions include choices regarding software development tools, strategies needed for the design and test of hardware and software components together, chip vendors and electronic design automation tools and processes. In addition, refinements to the processes and tools that are created to help large design teams work together efficiently also emerge at this phase of development.

                                SUMMIT BUSINESS

INTRODUCTION

    Summit's target marketplace for its software based front-end design tools includes hardware companies who develop chips, such as Intel, AMD and Motorola, as well as hardware companies who build electronic systems consisting of both hardware and software, such as IBM, Sun Microsystems and Cisco Systems. More specifically, Summit develops and licenses software applications which help our customers to create and verify ICs and systems. The specific segments in the front-end of the design cycle where Summit participates are:

    - DESIGN ENTRY;

    - SIMULATION; AND

    - VERIFICATION

    Summit's products include:

- VISUAL HDL--a graphical design entry tool which allows engineers to conceptualize and capture a design

- TEXT TO GRAPHICS--converts a design model initially created in an all-text style to the graphical representation of Visual HDL where it can be visualized by those new to the design team and used for making modifications to the model

- VISUAL IP--provides a method of packaging design models, a common form of intellectual property, so they may be re-used in subsequent versions or other designs

- VIRSIM--a simulation utility that produces graphical waveforms, schematics with time values and displays code execution while a model is being simulated

- HDLSCORE--a verification tool which verifies how well a particular test or tests have exercised a design

- V-CPU--a co-verification tool which allows the system designer to execute software code against a simulated model of a chip or system; V-CPU is used for hardware/software co-verification to ensure the software design really works on the proposed hardware before the chip is produced

    The end users of Summit's products are electronic engineers and computer science engineers who use Summit's products to create software models of proposed chips and systems and verify these models for accuracy, speed and behavior. These software models are typically written in a Hardware Description Language, or HDL, which can be run in a simulation environment. The two [principal] HDLs are Verilog and VHDL. The simulation environment allows the end user to evaluate how the chip or system responds to various inputs and to make timing measurements to establish how fast the chip or system can operate. Once the model is perfected, it can be synthesized for physical implementation into the real chip. This design process typically uses tools from multiple electronic design automation, or EDA, companies.

    The simplified front-end design flow below identifies where Summit's tools are used in the design process:

                                  DESIGN FLOW

                                                                 Layout,
 Design Entry    Simulation    Verification    Synthesis      Place & route      Manufacture

SUMMIT PRODUCT OFFERINGS:

  Visual HDL    VirSim        HDLScore
  Visual IP                   V-CPU

SUMMIT STRATEGY

    Summit's mission is to become the leading supplier of High Level Design Automation or HLDA software and to achieve wide-spread acceptance of these technologies by expanding the size of Summit's served market. The key elements of Summit's strategy to achieve this mission are as follows:

    ACCELERATE MARKET ADOPTION OF HLDA

    Summit intends to expand market acceptance by focusing on key customer accounts to ensure their successful adoption of the HLDA methodology. Summit believes that successful adoption by certain key customers in various industries will promote adoption by other customers within those industries. Summit also believes that its joint development and marketing programs with industry leaders promote awareness and adoption of HLDA. In addition, Summit supports all of the industry's major synthesis, simulation, and many test products and continues to support and complement new standards as they emerge. Summit also targets student engineers by introducing them to its HLDA products through programs with various universities.

    LEVERAGE SUMMIT'S HLDA TECHNOLOGY

    Summit's products target HDLA users and support both popular hardware description languages: Verilog and VHDL. There is significant investment being made in the EDA industry to move up further in abstraction to certain programming languages such as C and C++. In 1999, Summit embarked on product development for a new design entry product, SLD (System Level Design). SLD will include the core technology of Visual HDL, but will also be enhanced to accommodate the higher level programming languages and will be tightly integrated with the Summit's V-CPU and related technology to produce a true system level design entry and analysis product for any design language the end user desires. In addition, SLD will be optimized to handle analysis and simulation of both the hardware and software components of the design. Summit is the only EDA company who has access to technology for integrating real-time operating system, or RTOS, functions into the system simulation.

    BROADEN THE SCOPE OF SUMMIT'S HLDA SOLUTIONS

    Summit will continue to identify challenges facing both IC systems engineers and IC design engineers in the areas of HLDA and to focus its development efforts on products to further increase productivity in the creation, analysis, verification, documentation and optimization of single function ICs and complete systems on a chip. Summit believes that power, timing, thermal and cost constraints management and analog circuit design will become increasingly significant bottlenecks, especially in the area of complete systems on a chip. Summit believes that in the future its HLDA products will provide a graphical means for both systems and design engineers to specify the functional intent and simulate the interoperability of hardware and software, as well as providing the capability to perform what-if analysis on constraints such as power, speed, temperature and cost early in the design cycle.

SUMMIT PRODUCTS

VISUAL HDL

    In 1994, Summit introduced Visual HDL. It is the result of a focused five-year development effort of approximately 40 EDA software development experts. Visual HDL provides system design management, graphical design creation, graphical level simulation, automatic HDL code generation and high speed compiled code simulation of the design. It assists design engineers in meeting the market demands for rapid time to market, increased product functionality and lower product cost while providing the corporations that employ these engineers an efficient way to document, revise and distribute the highly valuable IC intellectual property they create. Visual HDL automates manual design entry and verification by enabling IC systems and design engineers to create and verify IC designs using familiar graphical paradigms rather than less intuitive textual HDL code. Visual HDL allows engineers to quickly determine the cause of a bug by highlighting the specific line of text and the related graphical representation where the error exists, thereby significantly shortening the time to debug a program. Visual HDL has become an industry leader for graphical design creation, analysis and IP management and is available for use on both UNIX and PC based workstations.

    Visual HDL is designed to provide the following key benefits:

- Increased design productivity

- Highly interactive cause and effect feedback for design debugging

- Enhanced documentation of designs algorithms

- Graphical presentation to allow new developers to better understand a design

- Complete and understandable design archives for future design revisions

TEXT TO GRAPHICS

    Introduced in 1997, Text to Graphics provides companies who purchase Visual HDL an automated methodology to convert their existing designs into the Visual format. Prior to this product, Visual HDL was only purchased for doing new designs. Existing HDL text based designs had to be dealt with in the old fashioned way--by reviewing thousands of lines of code to try and understand how a model worked. Text to graphics thus expanded the use of Visual HDL by making it easy to convert text-based code to a graphics-based presentation. Working from a graphics representation is especially useful to international users who may not understand the nuances of the common English programming constructs.

    Text to Graphics provides the following key benefits:

- Automatic conversion from a text-based design to a graphical representation of the design which can be used in Visual HDL for design analysis and simulation

- Re-constructs the design graphically so that new users can easily grasp the designs concepts and algorithms

VISUAL IP

    Companies spend significant budgets in developing and testing models, and re-use is a key strategy for many companies to leverage their existing technology. The goal of Summit's Visual IP product is to provide a mechanism for distributing these highly confidential simulation models to other users, either within the organization or externally, while at the same time protecting the intellectual value through encryption. The protection is not only so they can not be copied, but so that internal users cannot change the source code which represents the design thus eliminating the value of all the prior testing that has been done on the IC model.

    Visual IP is designed to provide the following benefits:

- Encryption of intellectual property for design reuse

- Generates models which can be used with any simulator

- Generates models which can be executed stand alone allowing the user to apply his own criteria to a model before selecting it for reuse

- Provides a safe mechanism for companies to provide soft versions of their design while maintaining the proprietary nature of their intellectual property

VIRSIM

    VirSim is a debug and analysis tool which provides an integrated set of debug capabilities for use with the leading HDL simulators provided by other EDA companies. VirSim makes extensive use of graphics in presenting detailed yet cohesive information to the user about simulation results. Outputs from both digital and analog simulations are supported and signal values can be displayed as digital or analog waveforms. Multiple simulation runs can be debugged at the same time, allowing signals from different simulations to be compared easily.

    VirSim is designed to provide the following benefits:

- Fast waveform tracing with minimum file size

- Extensive waveform editing and algebraic combination capabilities

- Color coded source tracing with breakpoint insertion

- Powerful graphical logic tracing even from text based designs

- Integration with all the popular simulators

HDL SCORE

    HDLScore provides a quantitative measure of the quality of simulation tests that have been applied to an entire design model or to selected portions of a design. Simply stated, HDL Score answers the question "have I adequately tested my design with the tests I have developed?" To answer this question, HDLScore provides a percentage measurement of how much of the design has been exercised with the provided tests. At the end of any simulation, the user can get the score or coverage he has accomplished. HDL Score works with all popular simulation environments and fits seamlessly into the design verification process. In addition, HDLScore provides a graphic user interface which displays exactly which statements in the model have been executed and, more importantly, which statements have not been executed.

    HDLScore is designed to provide the following benefits:

- Answers the question, "how much of my design has been tested?"

- Provides graphical display of untested areas of the design

- Provides a percentage of the design covered by each test so that tests which are redundant can be eliminated to save simulation time

- Provides test ordering capability so high coverage tests can be simulated first, thus exposing potential errors early in the simulation run

V-CPU

    V-CPU allows embedded-system designers to analyze and validate the interaction between hardware and software early in the development process, while design options are still open. Co-verification of software can begin as soon as there is an executable description of the software and hardware. This early integration allows problems to be detected while they are still easy to fix. With V-CPU, software developers can test software against simulated hardware at high execution rates, and hardware developers can validate the system architecture with stimulus provided by the software. In short, V-CPU allows early simulation of hardware with the actual software before the IC's are even built.

    V-CPU is designed to provide the following benefits:

- Use the actual software to test the hardware under design, exposing potential miscommunication between hardware and software groups

- Encourages early design communication between hardware and software groups when co-verification displays unexpected results

- Minimizes the activity in the hardware simulator allowing for fast run times

- Provides a specific interface to the hardware simulator to allow use of standard programming languages to create test suites

SUMMIT CUSTOMERS

    Summit's end-user customers include companies in a wide range of industries, including semiconductor devices, telecommunications, computer peripherals, consumer electronics, aerospace defense and other electronics entities. In 1998 and 1997, sales to CSC accounted for 25% and 29% of Summit's total revenue, respectively. In 1996, no single customer accounted for more than 10% of total revenue. As of February 28, 1999, Summit had installed more than 4,600 seats of its Design tools in more than 420 companies, of which more than 285 companies had entered into support contracts. In addition, as of such date, Summit had licensed more than 4,500 seats of verification solution tools.

SUMMIT BACKLOG

    Summit's backlog was $5.9 million and $7.0 million at December 31, 1998 and 1997, respectively. Such backlog amounts include $5.4 million and $5.7 million that were reflected in deferred revenue in Summit's financial statements for December 31, 1998 and 1997, respectively. Backlog consists of orders for which Summit has received a firm purchase order for products that are currently shippable and certain amounts previously invoiced to customers which are included in deferred revenue. Amounts included in deferred revenue consist of maintenance and support contracts that are expected to be completed within one year, orders for customer training services that are expected to be completed within one year, prepaid exclusivity fees that are expected to be recognized within one year, and shipments made subject to conditions that are expected to be satisfied within one year. In addition to the backlog amounts reflected above, at December 31, 1997, Summit had the right to ship up to a maximum of $8.8 million of Visual Testbench licenses during 1998 to CSC pursuant to a contract with CSC. During 1998, all obligations pursuant to the contract with CSC were satisfied such that, at December 31, 1998, CSC had no further obligation to purchase Visual Testbench licenses. Third-parties to such commitments may terminate or breach their obligations. Therefore, these revenues may not be recognized in fiscal 1999 or in any later period.

SUMMIT MARKETING AND SALES

    Summit markets its products to customers worldwide who design or manufacture ICs for their own use or sale in a wide variety of industries. The primary objectives of Summit's marketing effort are to (i) increase market awareness of Summit's products, (ii) promote the adoption of HLDA methodologies, and
(iii) evaluate customer satisfaction and determine additional customer demands. To increase market awareness, Summit displays its HLDA products at all major industry trade shows, including the annual Design Automation Conference in the U.S., Design Automation and Test Conference in Europe, Japan DAC in Japan and the Embedded Systems Conference in the U.S. Summit also promotes its products through advertisements in trade journals and by sponsoring various seminar series. To promote the adoption of its methodologies, Summit offers its products at a reduced cost to design engineering programs at several universities so that engineering students may become familiar with Summit's products and design techniques.

    Summit's sales strategy is to employ its direct sales as well as its independent and affiliated distributors to efficiently and effectively target individual customer and product market segments worldwide.

    DIRECT SALES

    Summit employs direct sales teams which combine technically proficient sales persons with skilled field applications engineers capable of serving the sophisticated needs of the management and engineering staff of its customers. Summit assigns selected direct sales personnel to target major accounts, such as vertically integrated systems design houses like Lucent, IBM, Motorola and Siemens that produce their own IC designs for their electronic products. Major accounts receive particular focus because of their size and influence as industry leaders.

    Summit's direct sales force operates in the United States and portions of Europe, with offices in Arizona, California, Colorado, Florida, Maryland, Massachusetts, Minnesota, Oregon and Texas, as well as France, Germany, Italy and the United Kingdom. Approximately 77%, 71% and 54% of Summit's revenue for the years ended December 31, 1998, 1997 and 1996, respectively, were generated through Summit's direct sales force.

    DISTRIBUTORS

    Summit relies on distributors for licensing and support of Summit's products outside of North America. Approximately 23%, 29% and 46% of Summit's revenue for the years ended December 31, 1998, 1997 and 1996, respectively, came from sales made through distributors. In Asia, Summit Design Asia, Ltd., or SDA, a partially-owned subsidiary of Summit, has the exclusive rights to sell, distribute and support Summit's products in the Asia Pacific region, excluding Japan. In turn, SDA has granted exclusive rights to sell, distribute and support products in Korea to Asia Design Corporation, or ADC, a company in which SDA has an equity investment. SDA has also granted non-exclusive distribution rights to Semiconductor Technologies Australia for the Asia Pacific region, excluding Japan and Korea.

    In addition, in the first quarter of 1996, Summit entered into a three-year, exclusive distribution agreement for Summit's HLDA products in Japan with Seiko. The agreement is renewable for successive five-year terms by mutual agreement of Summit and Seiko and is terminable by either party for breach. The agreement was renewed for an additional five-year term which began in February 1999. Sales through Seiko accounted for 14%, 12%, and 15%, of its total for the years ended December 31, 1998, 1997, and 1996, respectively. In June 1999, Summit lowered Seiko's first quarter 2000 product quota in recognition of the adverse economic conditions in the Asia Pacific Region. In December 1999, Summit agreed to waive Seiko's first quarter 2000 product quota requirements to maintain distribution exclusivity. As a result, Summit expects sales through Seiko to decrease for at least the current and following two quarters and revenue attributable to sales in the Asia Pacific region to decrease.

    INTERNATIONAL SALES

    Approximately 36%, 34% and 50% of Summit's revenue for the years ended December 31, 1998, 1997 and 1996, respectively, came from sales made outside of the United States which includes the Asia Pacific region and Europe. Approximately 22%, 22% and 34% of Summit's revenue for the years ended
December 31, 1998, 1997 and 1996, respectively, came from sales made in the Asia Pacific region and approximately 14%, 12% and 16% of Summit's revenue for the years ended December 31, 1998, 1997 and 1996, respectively, came from sales made in Europe. In order to successfully expand international sales, Summit may need to establish additional foreign operations, hire additional personnel and recruit additional international distributors. This will require significant management attention and financial resources and could adversely affect Summit's operating margins. In addition, to the extent that Summit is unable to effect these additions in a timely manner, Summit's growth, if any, in international sales will be limited. Summit may not be able to maintain or increase international sales of Summit's products, and failure to do so could have a material adverse effect on Summit's business, financial condition, results of operations or cash flows. In addition, financial markets and economies in the Asia Pacific region have been experiencing adverse economic conditions. Demand for and sales of Summit's products in the Asia Pacific region have decreased and may further decrease.

    CUSTOMER SERVICES

    Technical support is available to customers on both a pre-sale and post-sale basis. Pre-sale support involves Summit's application engineers working with Summit's direct sales force and distributors to provide on-site support during the end user's evaluation and implementation process. Post-sale support is provided through annual world wide web (internet) maintenance contracts which provide customers access to Summit's technical support team via telephone, minor enhancements and any major upgrades. This program is sold for 15% to 20% of the list price of the product, depending on the product. Summit provides its customers with a 90-day warranty that its product media is free from defects.

    In addition to its maintenance, technical support and upgrade fees, Summit also conducts a variety of training programs ranging from introductory level courses to advanced training on full use of all of its products. Training is offered at Summit's facilities, at distributors' facilities and at customer locations worldwide. For the years ended December 31, 1998, 1997 and 1996, maintenance and services provided approximately 22%, 20% and 21% of Summit's total revenue, respectively.

SUMMIT COMPETITION

    The electronic design automation industry is highly competitive and Summit expects competition to increase as other electronic design automation companies introduce HLDA products. Summit's Design Entry products compete principally with Mentor Graphics and Escalade, a small private company. Summit's Verification products compete with Cadence Design Systems, Synopsys, Mentor Graphics and Verisity. Indirectly, Summit also competes with other firms that offer alternatives to HLDA and could potentially offer more directly competitive products in the future. Certain of these companies have significantly greater financial, technical and marketing resources and larger installed customer bases than Summit. Some of Summit's current and future competitors offer a more complete range of electronic design automation products and may distribute products that directly compete with Summit's HLDA products by bundling such products with their core product line. In addition, Summit's products perform a variety of functions, certain of which are, and in the future may be, offered as separate products or discrete point solutions by Summit's existing and future competitors. For example, certain companies currently offer design entry products without simulators. Competition may cause Summit to offer point solutions instead of, or in addition to, Summit's current software products. Such point solutions might be priced lower than Summit's current product offerings and could cause Summit's average selling prices to decrease, which could have a material adverse effect on Summit's business, financial condition, results of operations or cash flows.

    Summit competes on the basis of certain factors including:

    - product capabilities;

    - product performance;

    - price;

    - support of industry standards;

    - ease of use;

    - first to market; and

    - customer technical support and service.

Summit believes that it competes favorably overall with respect to these factors. However, in particular cases, Summit's competitors may offer HLDA products with functionality which is sought by Summit's prospective customers and which differs from that offered by Summit. In addition, certain competitors may achieve a marketing advantage by establishing formal alliances with other electronic design automation vendors. Further, the electronic design automation industry in general has experienced significant consolidation in recent years. The acquisition of one of Summit's competitors by a larger, more established electronic design automation vendor could create a more significant competitor. Summit may not be able to compete successfully against current and future competitors. Competitive pressures faced by Summit may have a material adverse effect on its business, financial condition, results of operations or cash flows. Summit's current and future competitors may be able to develop products comparable or superior to those developed by Summit or adapt more quickly than Summit to new technologies, evolving industry trends or customer requirements. Increased competition could result in price reductions, reduced margins and loss of market share, all of which could have a material adverse effect on Summit's business, financial condition, results of operations or cash flows.

SUMMIT PRODUCT DEVELOPMENT

    Development of HLDA products has been performed at Summit's offices in Israel and at Summit's principal office in Beaverton, Oregon. As the result of the acquisitions of TriQuest and SimTech during 1997 and ProSoft in 1998, Summit has added additional research and development facilities in San Jose, California, New Brighton, Minnesota, and Finland. As of December 31, 1998, Summit's research and development team consisted of 92 software developers, dedicated to Summit's products.

    For the years ended December 31, 1998, 1997, and 1996, Summit's research and development expenditures were approximately $13.0 million, $7.7 million, and $5.9 million, respectively, which represented approximately 30%, 25%, and 29% of revenue in each such period. Summit has to date expensed all research and development costs as incurred. Summit's $13.0 million expenditure in 1998 and $7.7 million expenditure in 1997 included $3.7 million and $733,000, respectively, of expense in connection with the acquisition of SimTech in September 1997. In connection with Summit's acquisition of SimTech in September 1997, Summit recorded a total of $4.4 million of compensation expense for shares issued as part of the acquisition which were contingent upon continued employment and were being expensed as the employment obligation lapsed. See "Summit Management's Discussion and Analysis of Financial Condition and Results of Operations." Summit's research and development strategy is to be proactive in determining customer needs and to develop new HLDA products to meet these needs. Summit believes that system-level definition and design analysis will become increasingly significant bottlenecks in the IC development process and thus present product development opportunities. Summit's research and development efforts are focused on creating products to further increase productivity in the creation, verification, documentation and the preservation of both IC and system level designs.

    Summit has actively sought to establish cooperative relationships with certain electronic design automation industry leaders in order to gain early access to new product information and to better integrate Summit's products with those supplied by other vendors in the electronic design automation market. For example, Summit has a relationship with Cadence pursuant to which Cadence helps specify the integration between Summit's Visual HDL for Verilog and Cadence Verilog XL simulator. Summit believes that these relationships mutually benefit Summit and the electronic design automation vendors by fostering development and facilitating interoperability of Summit's and vendors' complimentary products. These relationships are informal and may be terminated by either party with limited notice. In addition, such relationships are with companies that are current or potential future competitors of Summit. If any of these relationships were terminated and Summit was unable to obtain in a timely manner information regarding modifications of third party products necessary for modifying its software products to interoperate with these third party products, Summit could experience a significant increase in development costs, the development process would take longer, product introductions would be delayed and Summit's business, financial condition, results of operations or cash flows could be materially adversely affected.

    The electronic design automation industry is characterized by extremely rapid technological change, frequent new product introductions and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards can make existing products obsolete and unmarketable. In addition, customers in the electronic design automation industry require software products that allow them to reduce time to market, differentiate their products, improve their engineering productivity and reduce their design errors. Summit's future success will depend upon its ability to enhance its current products, develop and introduce new products that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of its customers. Summit may not be successful in developing and marketing product enhancements or new products that respond to technological change or emerging industry standards. Summit may experience difficulties that could delay or prevent the successful development, introduction and marketing of these products, or its new products may not adequately meet the requirements of the marketplace and achieve market acceptance. If Summit is unable, for technological or other reasons, to develop and introduce products in a timely manner in response to changing market conditions, industry standards or other customer requirements, particularly if such product releases have been pre-announced, Summit's business, financial condition, results of operations or cash flows would be materially adversely affected.

    Software products as complex as those offered by Summit may contain errors that may be detected at any point in the products' life cycles. Summit has in the past discovered software errors in certain of its products and has experienced delays in shipment of products during the period required to correct these errors. Despite testing by Summit and by current and potential customers, errors may be found, resulting in loss of, or delay in, market acceptance and sales, diversion of development resources, injury to Summit's reputation or increased service and warranty costs, any of which could have a material adverse effect on Summit's business, financial condition, results of operations or cash flows.

SUMMIT PROPRIETARY RIGHTS

    Summit's success depends upon its proprietary technology. Summit relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures, licensing arrangements and technical means to establish and protect its proprietary rights. As part of its confidentiality procedures, Summit generally enters into non-disclosure agreements with its employees, distributors and corporate partners, and limits access to, and distribution of, its software, documentation and other proprietary information. In addition, Summit's products are protected by hardware locks and software encryption techniques designed to deter unauthorized use and copying. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use Summit's products or technology without authorization, or to develop similar technology independently. In addition, effective protection of intellectual property rights may be unavailable or limited in certain foreign countries.

    Summit provides its products to end-users primarily under "shrink-wrap" license agreements included within the packaged software. In addition, Summit delivers certain of its verification products electronically under an electronic version of a "shrink-wrap" license agreement. These agreements are not negotiated with or signed by the licensee, and thus may not be enforceable in certain jurisdictions. In addition, the laws of some foreign countries do not protect Summit's proprietary rights as fully as do the laws of the United States. Summit's means of protecting its proprietary rights in the United States or abroad may not be adequate, and competitors may independently develop similar technology. Summit could be increasingly subject to infringement claims as the number of products and competitors in Summit's industry segment grows, the functionality of products in its industry segment overlaps and an increasing number of software patents are granted by the United States Patent and Trademark Office. Although Summit is not aware of any threatened litigation or infringement claims, a third party may claim such infringement by Summit with respect to current or future products. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product delays or require Summit to enter into royalty or licensing agreements. Such royalty or license agreements, if required, may not be available on terms acceptable to Summit or at all. Failure to protect its proprietary rights or claims of infringement could have a material adverse effect on Summit's business, financial condition, results of operations or cash flows.

SUMMIT OPERATIONS IN ISRAEL

    Summit's research and development operations related to Visual HDL products are located in Israel. Economic, political and military conditions may affect Summit's operations in that country. Hostilities involving Israel, for example, could materially adversely affect Summit's business, financial condition and results of operations. Restrictions on Summit's ability to manufacture or transfer outside of Israel any technology developed under research and development grants from the government of Israel further heightens the potential impact.

    While all of Summit's sales are denominated in U.S. dollars, a portion of its annual costs and expenses in Israel are paid in Israeli currency. Payment in Israeli currency subjects Summit to foreign currency fluctuations and to economic pressures resulting from Israel's generally high rate of inflation of, for example, approximately 9% in 1998. As a result, an increase in the value of Israeli currency in comparison to the U.S. dollar could increase the cost of research and development expenses and general and administrative expenses.

    Coordination with and management of the Israeli operations requires Summit to address differences in culture, regulations and time zones. Failure to successfully address these differences could disrupt Summit's operations.

    Summit's Israeli production facility has been granted the status of an "Approved Enterprise" under the Israeli Investment Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"). Taxable income of a company derived from an "Approved Enterprise" is eligible for certain tax benefits, including significant income tax rate reductions for up to seven years following the first year in which the "Approved Enterprise" has Israeli taxable income (after using any available net operating losses) subject to certain conditions. In the event of a failure by Summit to comply with these conditions, the tax benefits could be canceled, in whole or in part, and Summit would be required to refund the amount of the canceled benefits, adjusted for inflation and interest. No "Approved Enterprise" tax benefits had been realized by Summit from its Israeli operations as of December 31, 1995 since the Israeli operations were still incurring losses at that time. During 1998, Summit realized income of $4.3 million from its Israeli operations and "Approved Enterprise" tax benefits of $1.9 million. Summit has recently applied for "Approved Enterprise" status with respect to a new project and intends to apply in the future with respect to additional projects. However, Summit's Israeli production facility may not continue to operate or qualify as an "Approved Enterprise", and the benefits under the "Approved Enterprise" regulations may not continue, or be applicable, in the future. Management of Summit intends to permanently reinvest earnings of the Israeli subsidiary outside the U.S. If such earnings were remitted to the U.S., additional U.S. federal and foreign taxes may be due. The loss of, or any material decrease in, these income tax benefits could have a material adverse effect on Summit's business, financial condition, results of operations or cash flows.

    ISRAELI RESEARCH, DEVELOPMENT AND MARKETING GRANTS

    Summit's Israeli subsidiary obtained research and development grants from the Office of the Chief Scientist in the Israeli Ministry of Industry and Trade of approximately $232,000 and $608,000 in 1993 and 1995, respectively. As of December 31, 1997, all amounts have been repaid. The terms of the grants prohibit the manufacture of products developed under these grants outside of Israel and the transfer of the technology developed pursuant to these grants to any person, without the prior written consent of the Chief Scientist. Summit's Visual HDL for VHDL products have been developed under grants from the Chief Scientist and thus are subject to these restrictions. If Summit is unable to obtain the consent of the government of Israel, Summit would be unable to take advantage of potential economic benefits such as lower taxes, lower labor and other manufacturing costs and advanced research and development facilities that may be available if such technology and manufacturing operations could be transferred to locations outside of Israel. In addition, Summit would be unable to minimize risks particular to operations in Israel, such as hostilities involving Israel.

SUMMIT EMPLOYEES

    As of September 30, 1999, Summit had 171 employees, 99 of whom were engaged primarily in research and development and related operations, 43 of whom were engaged primarily in sales and marketing and 29 of whom were engaged primarily in corporate management and administration. A total of 90 of these employees were located in the United States, 63 in Israel and 18 in Europe. Summit's employees are not represented by any collective bargaining organization and Summit has never experienced a work stoppage. Summit's future success will depend, in part, on its ability to continue to attract, retain and motivate highly qualified technical, marketing and management personnel, who are in great demand.

SUMMIT PROPERTIES

    Summit's principal facility, located in Beaverton, Oregon, consists of approximately 31,000 square feet of office space leased pursuant to an agreement which terminates on March 31, 2000. The rent and common area fees payable on this facility are currently approximately $28,000 per month. This space is used for Summit's production, sales and marketing and administration. Summit also leases approximately 12,000 square feet of office space in Herzlia, Israel for research and development pursuant to a lease that expires on December 8, 2003 with an option to renew for five years. The rent payable on this office space is currently $24,650 per month.

    Additionally, Summit leases approximately 9,300 square feet of office space in San Jose, California and 16,600 square feet in St. Paul, Minnesota for research and development and sales activities. The aggregate rent payable for both facilities is currently approximately $54,000 per month, and the leases expire in October 2003 and August 2004, respectively.

    Summit also leases office space for sales activities throughout the United States and Europe at an aggregate annual rental of approximately $200,000.

    Summit expects that its current facilities will be adequate to serve its needs for the foreseeable future.

SUMMIT LEGAL PROCEEDINGS

    Summit is not a party to any material litigation and is not aware of any pending or threatened litigation that could have a material adverse effect upon Summit's business, operating results or financial condition.

            SUMMIT SELECTED HISTORICAL AND UNAUDITED FINANCIAL DATA

    The following selected historical financial data of Summit has been derived from Summit's historical financial statements. Summit's audited balance sheets as of December 31, 1997 and 1998, its audited statements of operations for each of the years ended December 31, 1996, 1997 and 1998, its unaudited balance sheet as of September 30, 1999 and its unaudited statements of operations for the nine-month periods ended September 30, 1998 and 1999 are included elsewhere in this joint proxy statement/prospectus and should be read in conjunction with such financial statements and notes thereto. Summit's other audited financial statements for 1994, 1995 and 1996 are not included herein.

                                                                                                             NINE MONTHS
                                                                                                                ENDED
                                                                YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                                                  ----------------------------------------------------   -------------------
                                                    1994       1995       1996       1997       1998       1998       1999
                                                  --------   --------   --------   --------   --------   --------   --------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)               (UNAUDITED)
STATEMENT OF OPERATIONS DATA
Revenue:
  Product licenses..............................  $ 9,327    $10,604    $15,446    $24,828    $33,589    $25,480    $13,477
  Maintenance and services......................    2,323      2,637      4,301      6,161      9,642      6,929      8,376
  Other.........................................    1,517      1,051        567        450        367        274         --
                                                  -------    -------    -------    -------    -------    -------    -------
    Total revenue...............................   13,167     14,292     20,314     31,439     43,598     32,683     21,853
                                                  -------    -------    -------    -------    -------    -------    -------
Cost of revenue:
  Product licenses..............................      681        651        573        701        744        490        476
  Maintenance and services......................      390        400        466        632        955        773        876
  Amortization of purchased technologies........       --         --         --        219        661        496        472
                                                  -------    -------    -------    -------    -------    -------    -------
    Total cost of revenue.......................    1,071      1,051      1,039      1,552      2,360      1,759      1,824
                                                  -------    -------    -------    -------    -------    -------    -------
  Gross profit..................................   12,096     13,241     19,275     29,887     41,238     30,924     20,029

Operating expenses:
  Research and development......................    4,751      5,447      5,867      7,749     13,042      8,928      7,739
  Sales and marketing...........................    5,947      7,547      9,319     10,591     11,713      9,541      8,678
  General and administrative....................    2,326      3,286      3,188      3,785      4,398      3,264      4,004
  Amortization of intangibles and goodwill......       --         --         --        942      2,791      2,093      1,924
  Merger costs..................................       --         --         --        379 (1)   1,249(1)     227 (1)      --
  Severance and write-off of note receivable....       --         --         --         --         --         --      4,005 (2)
  In-process technology.........................      647         --         --     11,689         --         --         --
                                                  -------    -------    -------    -------    -------    -------    -------
    Total operating expenses....................   13,671     16,280     18,374     35,135     33,193     24,053     26,350
                                                  -------    -------    -------    -------    -------    -------    -------
Income (loss) from operations...................   (1,575)    (3,039)       901     (5,248)     8,045      6,871     (6,321)
Other income (expense), net.....................     (103)      (172)       117      6,619 (3)   1,093       790        783
                                                  -------    -------    -------    -------    -------    -------    -------
Income (loss) before income taxes...............   (1,678)    (3,211)     1,018      1,371      9,138      7,661     (5,538)
Income tax provision (benefit)..................      404        400       (245)       940      4,037      3,043         --
                                                  -------    -------    -------    -------    -------    -------    -------
Net income (loss)...............................  $(2,082)   $(3,611)   $ 1,263    $   431    $ 5,101    $ 4,618    $(5,538)
                                                  =======    =======    =======    =======    =======    =======    =======
Net income (loss) per diluted share.............  $ (0.22)   $ (0.33)   $  0.10    $  0.03    $  0.32    $  0.28    $ (0.35)
                                                  =======    =======    =======    =======    =======    =======    =======
Number of shares used in per diluted share
  calculation...................................    9,449     11,085     13,243     15,402     16,115     16,208     15,646

                                                                      DECEMBER 31,                          SEPTEMBER 30,
                                                  ----------------------------------------------------   -------------------
                                                    1994       1995       1996       1997       1998       1998       1999
                                                  --------   --------   --------   --------   --------   --------   --------
                                                                     (IN THOUSANDS)                          (UNAUDITED)
BALANCE SHEET DATA
  Cash and cash equivalents.....................  $ 1,203    $   711    $19,801    $19,973    $27,693    $24,662    $27,008
  Working capital (deficit).....................     (439)      (540)    17,236     14,603     24,255     21,142     23,754
  Total assets..................................    8,097      9,151     28,700     39,670     50,210     46,649     42,117
  Long-term debt, less current portion..........      253      1,216        770        237        156        164         --
  Total stockholders' equity....................    1,224        548     19,151     26,196     35,475     32,128     30,260

------------------------------

(1) During 1997, Summit incurred $379,000 in costs relating to the TriQuest acquisition. During 1998, Summit incurred $227,000 in costs relating to the ProSoft acquisition and approximately $1.0 million related to the terminated acquisition of OrCAD.

(2) Charges of $4.0 million for the nine months ended September 30, 1999 relate to severance obligations to certain management personnel and $2.7 million write off of a note receivable.

(3) Includes a gain of $5.6 million in connection with the sale of the TDS product line.

 SUMMIT MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                 OF OPERATIONS

IMPORTANT NOTE ABOUT FORWARD-LOOKING STATEMENTS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED IN THIS JOINT PROXY STATEMENT/PROSPECTUS. THIS ITEM CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934 THAT INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE INDICATED IN SUCH FORWARD-LOOKING STATEMENTS. FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY INCLUDE THOSE SET FORTH UNDER "RISK FACTORS" COMMENCING ON PAGE 10.

OVERVIEW

    Summit was founded in December 1993 to act as the holding company for Test Systems Strategies, Inc., or TSSI, and SEE Technologies, (now Summit Design
(EDA) Ltd.). TSSI was founded in 1979 to develop and market integrated circuit, also known as IC or chip, manufacturing test products. In January 1993, TSSI retained a new Chief Executive Officer and began to restructure its senior management team. After that, Summit broadened its strategy from focusing primarily on manufacturing test products to include providing HLDA design creation and verification tools and integrating these with its core technology. As part of its strategy, in early 1994, TSSI acquired SEE Technologies, an Israeli company that, through its predecessor, began operations in 1983 and had operated primarily as a research and development and consulting company focused on the electronic design automation market. As a result of the reorganization, TSSI and SEE Technologies became wholly owned subsidiaries of Summit in the first quarter of 1994.

    Prior to the reorganization, Summit's TDS product and related maintenance revenue accounted for all of Summit's revenue. After the reorganization mentioned above and through June 30, 1997, Summit's revenue was predominantly derived from two product lines, Visual HDL, which includes Visual HDL for VHDL and Visual HDL for Verilog, and TDS. As a result of the July 1997 sale of the TDS product line, Design to Test products are no longer a source of revenue for Summit. With the acquisition of TriQuest Design Automation, Inc., or TriQuest, in February 1997, Simulation Technologies, Inc., or SimTech, in September 1997, and ProSoft in June 1998, Summit has also generated revenue from verification products which include hardware-software co-verification, code coverage, and HDL debugging products as well as analysis, verification and RTL optimization tools.

    Summit generated net losses in 1993, 1994 and 1995, as a result of investing heavily in research and development as well as developing a direct sales channel for new products. In 1996, this investment generated increased revenues, which resulted in net income. Summit operates with high gross margins and, as such, a downturn in revenue could have a significant impact on income from operations and net income.

    Revenue consists primarily of fees for licenses of Summit's software products, maintenance and customer training. Product license revenue is generated from the sale of software licenses to distributors and end-users. Revenue from the sale of software licenses is recognized upon shipment of the product if remaining vendor obligations are insignificant and collection of the resulting receivable is probable, otherwise revenue from such software products is deferred until such time as vendor obligations are met. Maintenance revenue is deferred and recognized ratably over the term of the maintenance agreement, which is typically 12 months. Revenue from customer training is recognized when the service is performed. Revenue earned on software arrangements involving multiple elements is allocated to each element based on vendor-specific objective evidence (VSOE) of the fair value of the various elements within the arrangement. Summit sells its products through a direct sales force in North America and selected European countries and through distributors in Summit's other international markets. Revenue from product sales through distributors is recognized net of the associated distributor discount. Fees received for granting distribution rights are deferred and recognized ratably over the term of the distribution agreement. Summit's sales contracts do not include a right of return provision. Summit does occasionally allow a product return, and generally reimburses customers in full for returned products. Estimated sales returns are recorded when the related revenue is recognized.

    Summit's products perform a variety of functions, certain of which are, and in the future may be, offered as separate products or discrete point solutions by Summit's existing and future competitors. For example, certain companies currently offer design entry products without simulators. There can be no assurance that such competition will not cause Summit to offer point solutions instead of, or in addition to, Summit's current software products. Point solutions would be priced lower than Summit's current product offerings and could cause Summit's average selling prices to decrease. Accordingly, based on these and other factors, Summit expects that average selling prices for its products may continue to fluctuate in the future.

    Summit entered into a joint venture with Anam, effective April 1, 1996, pursuant to which the joint venture corporation (Summit Asia, Ltd., or Summit
Asia) acquired exclusive rights to sell, distribute and support all of Summit's products in the Asia-Pacific regions, excluding Japan. Prior to that date, Anam was an independent distributor of Summit's products in Korea. In April 1998, the joint venture corporation, Summit Asia, which is headquartered in Korea, was renamed Asia Design Corporation, or ADC. In May 1998, Summit exchanged a portion of its ownership in ADC for ownership in another company located in Hong Kong, SDA. SDA also acquired an equity investment in ADC. In June 1998, Summit and Anam each loaned SDA $750,000, which is guaranteed by ADC. SDA acquired from ADC the exclusive rights to sell, distribute and support Summit's products in Asia Pacific region, excluding Japan. SDA granted distribution rights to Summit's products to ADC for the Asia Pacific region, excluding Japan. In December 1998, SDA cancelled ADC's distribution rights in all areas except Korea. In April 1999, SDA granted non-exclusive distribution rights to Semiconductor Technologies Australia for the Asia Pacific region, excluding Japan and Korea. For the year ended December 31, 1997 and 1998 and the nine months ended September 30, 1998 and 1999, sales through SDA accounted for 1.9%, 1.7%, 3.1% and 2.3% of Summit's revenue, respectively.

    Summit accounts for its ownership interest in SDA and ADC on the equity method of accounting and, as a result, Summit's share of the earnings and losses of SDA and ADC are recognized as income or losses in Summit's income statement in "Other income, net." Summit does not expect SDA or ADC to recognize a profit for the foreseeable future and thus does not expect to recognize income from its investment in SDA or ADC for the foreseeable future, if at all. There can be no assurance that the restructuring will result in SDA or ADC becoming profitable or that revenue attributable to sales in the Asia Pacific region, excluding Japan, would increase.

    Approximately 50%, 34%, 36%, 36%, and 46% of Summit's total revenue for the year ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1998 and 1999, respectively, were attributable to sales made outside the United States, which includes the Asia Pacific region and Europe. Approximately, 34%, 22%, 22%, 23% and 27% of Summit's revenue for the year ended December 31, 1996, 1997 and 1998, and for the nine months ended September 30, 1998 and 1999, respectively, were attributable to sales made in the Asia Pacific region. Approximately 16%, 12%, 14%, 13%, and 20% of Summit's revenue for the year ended December 31, 1996, 1997 and 1998, and for the nine months ended September 30, 1998 and 1999, respectively, were attributable to sales made in Europe. The increase in the percentage of revenue from sales made outside the United States in 1999 is primarily the result of a decrease in domestic sales made to Credence Systems Corporation, or CSC, in 1998 pursuant to an OEM agreement. As of December 31, 1998, CSC had satisfied its obligations under the OEM agreement and Summit will not receive any additional revenue pursuant to the OEM agreement. Summit expects that international revenue will continue to represent a significant portion of its total revenue. Summit's international revenue is currently denominated in U.S. dollars. As a result, increases in the value of the U.S. dollar relative to foreign currencies could make Summit's products more expensive and, therefore, potentially less competitive in those markets. Summit pays the expenses of its international operations in local currencies and does not engage in hedging transactions with respect to such obligations. International sales and operations are subject to numerous risks, including tariff regulations and other trade barriers, requirements for licenses, particularly with respect to the export of certain technologies, collectability of accounts receivable, changes in regulatory requirements, difficulties in staffing and managing foreign operations and extended payment terms. These factors may have a material adverse effect on Summit's future international sales and operations and, consequently, on Summit's business, financial condition, results of operations or cash flows. In addition, financial markets and economies in the Asia Pacific region have been experiencing adverse economic conditions. Demand for and sales of Summit's products in the Asia Pacific region have continued to decrease and these adverse economic conditions may worsen. In June 1999, Summit lowered Seiko's specified quotas due to the adverse economic conditions in the Asia Pacific Region. As a result, Summit expects sales through Seiko to decrease for at least the current and following two quarters and revenue attributable to sales in the Asia Pacific region to decrease.(1)

    On February 28, 1997, Summit completed its acquisition of TriQuest. TriQuest develops HDL analysis, optimization, and verification tools for the design of high performance, deep submicron integrated circuits. The transaction has been accounted for as a pooling of interests in accordance with generally accepted accounting principles.

    Effective July 1, 1997 Summit sold substantially all of the assets used in its business of developing and marketing its Test Development Series "TDS" Products to CSC. The increase in Summit's product licenses revenue during the last twelve months has been primarily due to increased revenue associated with Summit's HLDA products. Substantially all of Summit's Design to Test product license revenue and related maintenance and services revenue for the nine months ended September 30, 1997 came from the TDS products. As of July 1, 1997, TDS products ceased to be a source of these revenues. CSC assumed Summit's obligations under TDS maintenance contracts entered into prior to the closing and Summit has not recognized deferred revenue associated with such contracts since June 30, 1997.

    Summit maintained exclusive rights to its Visual Testbench technology and CSC agreed to purchase a minimum of $16 million of Visual Testbench licenses over a thirty-month period beginning July 1997, subject to specified quarterly maximums and certain additional conditions, and $2 million of maintenance over an eighteen month period beginning July 1997. In December 1998, Summit and CSC agreed to amend the agreement and as of December 31, 1998, CSC had satisfied its obligation to purchase $16 million of Visual Testbench licenses. CSC also obtained shared ownership of the Visual Testbench source code in December 1998 and has the right to sell Visual Testbench licenses based on the source code received from Summit.

    On September 9, 1997, Summit acquired SimTech, a company that develops and distributes hardware-software co-verification, code coverage and HDL debugging software. The aggregate consideration for the acquisition was 1,256,800 shares of Summit common stock, 723,200 options to purchase Summit common stock and $3.9 million in cash. The transaction was accounted for using the purchase method of accounting. Accordingly, SimTech's results of operations for the period from September 9, 1997 are included in the consolidated statements of operations. The purchase price was allocated to the net assets acquired based on their estimated fair market values at the date of acquisition.

------------------------

(1) This paragraph contains forward-looking statements reflecting current expectations. There can be no assurance that Summit's actual future performance will meet Summit's current expectations. Investors are strongly encouraged to review the section entitled "Risk Factors" commencing on page 10 for a discussion of factors that could affect future performance.

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
    After discussion with the staff of the Securities and Exchange Commission, Summit restated the consolidated financial statements as of and for the quarters ended September 30, 1997, March 31, 1998, June 30, 1998 and September 30, 1998 and as of and for the year ended December 31, 1997 to reflect a change in the original accounting treatment to the September 1997 acquisition of SimTech.

    In connection with the acquisition of SimTech, Summit repurchased 939,000 shares of common stock in private transactions at an average price of $12.30 per share for $11.6 million in September 1997.

    On December 23, 1997, Summit announced that the Board of Directors had authorized the repurchase of up to 750,000 shares of Summit's Common Stock. From January 1, 1998 to May 12, 1998, Summit repurchased 162,500 shares of its common stock at a cost of $2.3 million. Summit subsequently reissued these shares through the exercise of stock options during the three months ended June 30, 1998. On June 29, 1998, Summit cancelled this stock repurchase plan.

    On June 30, 1998 Summit completed its acquisition of ProSoft. ProSoft develops software tools used to verify embedded systems software prior to the availability of a hardware prototype. The aggregate consideration for the acquisition (including shares of common stock reserved for issuance upon exercise of ProSoft options which were exchanged for options of Summit) was 248,334 shares of common stock. The transaction has been accounted for as a pooling of interests in accordance with generally accepted accounting principles. In compliance with such principles, Summit's financial statements have been restated to include the accounts of ProSoft as if the acquisition had occurred at the beginning of the first period presented.

    In September 1998, Summit announced its proposed acquisition of OrCAD, Inc. In February 1999, Summit announced that its planned acquisition of OrCAD, Inc. had been terminated. During the quarter ended December 31, 1998, Summit incurred approximately $1.0 million in costs related to the terminated acquisition.

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
RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated the percentage of total revenue represented by selected income statement items.

    Income statement data:

                                                                                                  NINE MONTHS
                                                                                                     ENDED
                                                         YEARS ENDED DECEMBER 31,                SEPTEMBER 30,
                                                   ------------------------------------      ----------------------
                                                     1996          1997          1998          1998          1999
                                                   --------      --------      --------      --------      --------
Revenue:
  Product licenses...........................        76.0%         79.0%         77.1%         78.0%         61.7 %
  Maintenance and services...................        21.2          19.6          22.1          21.2          38.3
  Other......................................         2.8           1.4           0.8           0.8            --
                                                    -----         -----         -----         -----         -----
    Total revenue............................       100.0         100.0         100.0         100.0         100.0
Cost of revenue:
  Product licenses...........................         2.8           2.2           1.7           1.5           2.2
  Maintenance and services...................         2.3           2.0           2.2           2.4           4.0
  Amortization of purchased technologies.....          --           0.7           1.5           1.5           2.1
                                                    -----         -----         -----         -----         -----
    Total cost of revenue....................         5.1           4.9           5.4           5.4           8.3
                                                    -----         -----         -----         -----         -----
    Gross profit.............................        94.9          95.1          94.6          94.6          91.7
Operating expenses:
  Research and development...................        28.9          24.7          29.9          27.3          35.4
  Sales and marketing........................        45.9          33.7          26.8          29.2          39.7
  General and administrative.................        15.7          12.0          10.1          10.0          18.3
  Amortization of intangibles and goodwill...          --           3.0           6.4           6.4           8.8
  Merger costs...............................          --           1.2(a)        2.9(a)        0.7(a)         --
  Severance and write off of
    note receivable..........................          --            --            --            --          18.3(b)
  In-process technology......................          --          37.2            --            --            --
                                                    -----         -----         -----         -----         -----
    Total operating expenses.................        90.5         111.8          76.1          73.6         120.5
                                                    -----         -----         -----         -----         -----
Income (loss) from operations................         4.4         (16.7)         18.5          21.0         (28.8)
Other income, net............................         0.6          21.1(c)        2.5           2.4           3.6
                                                    -----         -----         -----         -----         -----
Income before income taxes...................         5.0           4.4          21.0          23.4         (25.2)
Income tax provision (benefit)...............        (1.2)          3.0           9.3           9.3           0.0
                                                    -----         -----         -----         -----         -----
Net income (loss)............................         6.2%          1.4%         11.7%         14.1%        (25.2)%
                                                    =====         =====         =====         =====         =====

------------------------

(a) During 1997, Summit incurred $379,000 in costs relating to the TriQuest acquisition. For the nine months ended September 30, 1998, Summit incurred $227,000 in costs relating to the ProSoft acquisition and for the year ended December 31, 1998 Summit incurred additional costs of approximately $1.0 million related to the terminated acquisition of OrCAD.

(b) Charges of $4.0 million for the nine months ended September 30, 1999 relate to severance obligations to certain management personnel and a charge of $2.7 million for the write-off of a note receivable.

(c) Includes a gain of $5.6 million (17.7% of revenues) in conjunction with the sale of the TDS product line.

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
NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999

    TOTAL REVENUE

    Total revenue decreased by 33.1% from $32.7 million for the nine months ended September 30, 1998 to $21.9 million for the nine months ended
September 30, 1999. Sales through one distributor accounted for 17.4%, and 23.2% of Summit's total revenue for the nine months ended September 30, 1998 and 1999, respectively. Sales to CSC accounted for 25.2% of Summit's total revenue for the nine months ended September 30, 1998. Such revenue included $8.2 million of Visual Testbench license and maintenance sales made pursuant to an OEM agreement with CSC. As of December 31, 1998, CSC had fully satisfied its obligation to purchase Visual Testbench Licenses pursuant to the OEM agreement and Summit does not expect to receive any additional revenue from sales of Visual Testbench licenses to CSC. Summit did not receive any revenue from CSC for the nine months ended September 30, 1999. Revenue generated pursuant to another OEM agreement accounted for 8.9%, and 13.0% of Summit's total revenue for the nine months ended September 30, 1998 and 1999, respectively.

    PRODUCT LICENSES REVENUE

    Summit's product licenses revenue is derived from license fees from Summit's HLDA products. Product licenses revenue decreased by 47.1% from $25.5 million for the nine months ended September 30, 1998 to $13.5 million for the nine months ended September 30, 1999. The decrease in product licenses revenue was primarily attributable to Summit ceasing to receive revenue from CSC pursuant to the OEM Agreement. The decrease was also attributable to decreased sales as a result of Summit hiring fewer sales and marketing personnel than planned in the fourth quarter of 1998 and the first two quarters of 1999 and attrition in the existing sales force during the first two quarters of 1999.

    MAINTENANCE AND SERVICES REVENUE

    Summit's maintenance and services revenue is derived from maintenance contracts related to Summit's HLDA products and training classes offered to purchasers of Summit's software products. Maintenance and services revenue increased 20.9% from $6.9 million for the nine months ended September 30, 1998 to $8.4 million for the nine months ended September 30, 1999. This increase is primarily attributable to maintenance contract renewals by the installed base of HLDA customers, and to a lesser extent from non-recurring engineering services provided to one customer, which is not expected to reoccur.

    OTHER REVENUE

    Other revenue consists of revenue from one-time technology sales and fees received for granting distribution rights. Other revenue decreased 100% from $274,000 for the nine months ended September 30, 1998 to $0 for the nine months ended September 30, 1999. Although Summit renewed a significant distribution agreement the renewal did not include additional fees. As a result, the distribution rights fees paid at the inception of the agreement and amortized into revenue at $91,000 each quarter over the agreement period were no longer a source of other revenue subsequent to December 31, 1998.

    Cost of Revenue

    COST OF PRODUCT LICENSES REVENUE

    Cost of product licenses revenue includes product packaging, software documentation, labor and other costs associated with handling, packaging and shipping product and other production related costs. The cost of product licenses revenue decreased 2.9% from $490,000 for the nine months ended September 30, 1998 to $476,000 for the nine months ended September 30, 1999. As a percentage of product licenses revenue, the cost of product licenses revenue increased from 1.9% of product license revenue for the nine months ended September 30, 1998 to 3.5% of product license revenue for the nine months ended September 30, 1999. This increase as a percentage of product license revenue was primarily due to fixed costs spread over decreased product license revenue.

    COST OF MAINTENANCE AND SERVICES REVENUE

    Cost of maintenance and services revenue, which consists primarily of personnel costs for customer support and training classes offered to purchasers of Summit's products, increased 13.3% from $773,000 for the nine months ended September 30, 1998 to $876,000 for the nine months ended September 30, 1999. As a percentage of maintenance and services revenue, the cost of maintenance and services revenue decreased from 11.2% for the nine months ended September 30, 1998 to 10.5% for the nine months ended September 30, 1999. The decrease in the cost of maintenance and services revenue as a percent of revenue for the nine months ended September 30, 1999 over the same period in 1998 was primarily the result of increased maintenance and services revenue in 1999.

    AMORTIZATION OF PURCHASED TECHNOLOGIES

    Summit recorded $2.4 million of purchased technologies (intangibles) as part of the SimTech acquisition which are being amortized to cost of revenue on a straight-line basis over periods ranging from two to five years beginning September 9, 1997. Summit expensed approximately $496,000 and $472,000 for the nine months ended September 30, 1998 and 1999, respectively.

    Operating Expenses

    RESEARCH AND DEVELOPMENT

    Research and development expenses consist of the engineering and operations support costs of developing new products and enhancements to existing products and performing quality assurance activities. Research and development expenses decreased 13.3% from $8.9 million for the nine months ended September 30, 1998 to $7.7 million for the nine months ended September 30, 1999. Research and development expenses for nine months ended September 30, 1998 includes $1.7 million of compensation expense recorded in connection with Summit's acquisition of SimTech in September 1997.

    Summit recorded a total of $4.4 million of compensation expense for shares issued as part of the acquisition which were contingent upon continued employment and were being expensed as the employment obligation lapsed. This expense was being recorded on a straight-line basis over the two year employment obligation period. However, in December 1998, the employment agreements to which this contingent compensation related were amended to eliminate the continued employment obligation and at that time, the remaining unrecorded compensation was expensed. Excluding the $1.7 million compensation expense recorded in the nine months ended September 30, 1998, research and development expense increased 6.3% from $7.3 million for the nine months ended September 30, 1998 to $7.7 million for the same period in 1999.

    As a percentage of total revenue, research and development expenses increased from 27.3% for the nine months ended September 30, 1998 to 35.4% for the nine months ended September 30, 1999. The increase in research and development expenses as a percent of revenue is the result of a decrease in total revenues for the nine months ended September 30, 1999. Summit continues to believe that significant investment in research and development is required to remain competitive in its markets, and Summit therefore anticipates that research and development expense will increase in absolute dollars in future periods, but may vary as a percent of revenue.(2)

------------------------

(2) This sentence is a forward-looking statement reflecting current expectations. There can be no assurance that Summit's actual future performance will meet Summit's current expectations. Investors are strongly encouraged to review the section entitled "Risk Factors" commencing on page 10 for a discussion of factors that could affect future performance.

    SALES AND MARKETING

    Sales and marketing expenses, consisting primarily of salaries, commissions and promotional costs, decreased 9.1% from $9.5 million for the nine months ended September 30, 1998 to $8.7 million for the nine months ended
September 30, 1999. This decrease was primarily attributable to Summit hiring fewer sales and marketing personnel than planned in the fourth quarter of 1998 and the first two quarters of 1999 and attrition in the existing sales force during the first quarter of 1999.

    As a percentage of total revenue, sales and marketing expenses increased from 29.2% for the nine months ended September 30, 1998 to 39.7% for the nine months ended September 30, 1999. The increase as a percentage of total revenue was primarily attributable to the decrease in total revenue for 1999. In the future, Summit expects sales and marketing expenses to continue to increase in absolute dollars, in part due to the hiring of additional sales and marketing personnel.(2)

    GENERAL AND ADMINISTRATIVE

    General and administrative expenses consist primarily of the corporate, finance, human resource, information services, administrative, and legal and accounting expenses of Summit. General and administrative expenses increased 22.7% from $3.3 million for the nine months ended September 30, 1998, to $4.0 million for the nine months ended September 30, 1999. As a percentage of total revenue, general and administrative expenses increased from 10.0% for the nine months ended September 30, 1998 to 18.3% for the nine months ended
September 30, 1999. The increase in general and administrative expenses as a percentage of total revenue and in actual dollars was primarily attributable to the addition of four positions and the cost of the CEO search.

    AMORTIZATION OF INTANGIBLES AND GOODWILL

    Summit recorded $4.1 million in intangibles (excluding $2.4 million of purchased technologies) and $3.8 million of goodwill as part of the SimTech acquisition which are being amortized to expense on a straight-line basis over periods ranging from two to five years beginning September 9, 1997. Summit expensed approximately $2.1 million and $1.9 million for the nine months ended September 30, 1998 and 1999, respectively.

    MERGER COSTS

    For the nine months ended September 30, 1998 Summit incurred costs of $227,000 related to the acquisition of ProSoft.

    SEVERANCE AND WRITE OFF OF NOTE RECEIVABLE

    For the nine months ended September 30, 1999, Summit recorded $1.3 million in non-recurring charges relating to severance obligations for certain management personnel. A significant amount of the liability relates to the retirement of Summit's Chairman of the Board and Chief Executive Officer in June 1999. Payments to four individuals will be made over a period of nine to twenty-four months. At September 30, 1999, the balance of the severance benefits payable was $1.1 million. Additionally, for the nine months ended September 30, 1999, Summit wrote-off a note receivable of $2.7 million. Summit had loaned
$2.7 million to an independent software company pursuant to a secured loan agreement entered into in July 1997. During the third quarter of 1999, it became evident that because of missed product development milestones, the independent software company's cash flows would not be sufficient to repay the loan. Summit exercised its right under the terms of the contract with the independent software company to retain co-ownership of the technology and distribution rights to the

------------------------

(2) This sentence is a forward-looking statement reflecting current expectations. There can be no assurance that Summit's actual future performance will meet Summit's current expectations. Investors are strongly encouraged to review the section entitled "Risk Factors" commencing on page 10 for a discussion of factors that could affect future performance.

product in satisfaction of the note. During the third quarter Summit also evaluated its business strategy relative to the technology acquired from the software company. Based on Summit's assessment of market potential, revised sales projections, and limited manpower resources, management decided that Summit could not provide the support necessary to successfully market and sell this product. Summit concluded that the technology had no value and Summit has no plans to sell this product in the future. Summit therefore wrote-off the balance of the note receivable of $2.7 million.

    INTEREST EXPENSE

    Interest expense was $3,000 and $2,000 for the nine months ended September 30, 1998 and 1999 respectively. Summit incurred no interest expense associated with Summit's bank line of credit for the nine months ended September 30, 1998 and 1999.

    OTHER INCOME, NET

    Other income consists of interest income associated with available cash balances, gains or losses from the sale of property and equipment, Summit's pro rata share of the earnings and losses of SDA and ADC and foreign exchange rate differences resulting from paying operating expenses of foreign operations in the local currency. Other income was approximately $793,000, and $785,000 for the nine months ended September 30, 1998 and 1999, respectively.

    INCOME TAX PROVISION

    The income tax provision decreased from $1.2 million for the nine months ended September 30, 1998 to $0 for the nine months ended September 30, 1999. The 1998 income tax provision reflects Summit's estimated consolidated tax rate for federal, state and foreign taxes of approximately 40% of taxable income. Summit's estimated effective rate for the year ending December 31, 1999 is 0%, as Summit does not expect to generate either taxable income or net operating losses in 1999.

    EFFECTIVE CORPORATE TAX RATES

    Prior to 1996, Summit had experienced losses for income tax purposes in the United States. As of December 31, 1998, Summit recognized the benefit of its U.S. net operating loss carryforwards and tax credit carryforwards in their financial statements.

    Summit's Israeli operations are performed entirely by Summit Design (EDA) Ltd., which is a separate taxable Israeli entity. Summit's existing Israeli production facility has been granted "Approved Enterprise" status under the Israeli Investment Law, which entitles Summit to reductions in the tax rate normally applicable to Israeli companies with respect to the income generated by its "Approved Enterprise" programs. In particular, the tax holiday covers the seven year period beginning the first year in which Summit Design (EDA) Ltd. generates taxable income from its "Approved Enterprise" (after using any available NOLs), provided that such benefits will terminate in 2006 regardless of whether the seven year period has expired. The tax holiday provides that, during such seven year periods, a portion of Summit's taxable income from its Israeli operations will be taxed at favorable tax rates. Summit has recently applied for "Approved Enterprise" status with respect to a new project and intends to apply in the future with respect to additional projects. There can be no assurance that Summit will be granted any approvals and therefore there can be no assurance Summit will continue to have favorable tax status in Israel. Management of Summit intends to permanently reinvest earnings of the Israeli subsidiary outside the U.S. If such earnings were remitted to the U.S., additional U.S. federal and foreign taxes may be due.

    Summit has foreign income tax net operating losses of approximately $5.6 million at December 31, 1998. These foreign losses were generated in Israel over several years and have not yet received final assessment from the Israeli government. Consequently, management is uncertain as to the availability of a substantial portion of such foreign loss carryforwards.

    Summit is also subject to risk that United States and foreign tax laws and rates may change in a future period or periods, and that any such changes may materially adversely affect Summit's tax rate. As a result of the factors described above and other related factors, there can be no assurance that Summit will maintain a favorable tax rate in future periods. Any increase in Summit's effective tax rate, or variations in the effective tax rate from period to period, could have a material adverse effect on Summit's business, financial condition, results of operations and cash flows.

YEARS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1998

    Total Revenue

    Summit's revenue is comprised of product licenses revenue, maintenance and services revenue and other revenue. Total revenue increased by 38.7% from $31.4 million for the year ended December 31, 1997 to $43.6 million for the year ended December 31, 1998. Sales through one distributor accounted for 12.1% and 14.0% of Summit's total revenue for the years ended December 31, 1997 and 1998, respectively. Sales to CSC accounted for 28.6% and 25.1% of Summit's total revenue for the years ended December 31, 1997 and 1998, respectively. Revenues for the years ended December 31, 1997 and 1998 include $6.2 million and $9.8 million of Visual Testbench licenses sales made pursuant to an OEM agreement with CSC. As of December 31, 1998, CSC had fully satisfied its obligation to purchase Visual Testbench Licenses pursuant to the OEM agreement and Summit does not expect to receive any additional revenue from sales of Visual Testbench licenses to CSC.

    PRODUCT LICENSES REVENUE

    Summit's product licenses revenue is derived from license fees from Summit's HLDA products and, additionally, from Design to Test products through June 30, 1997. Product licenses revenue increased by 35.3% from $24.8 million for the year ended December 31, 1997 to $33.6 million for the year ended December 31, 1998. Revenue from HLDA and Design to Test products accounted for 91.7% and 8.3%, respectively, of product licenses revenue for the year ended December 31, 1997, respectively, and 100% and 0% of product licenses revenue for the year ended December 31, 1998, respectively. The decline in revenue from Design to Test products is a result of the sale of the TDS product line effective July 1, 1997.

    HLDA revenue increased 47.5% from $22.8 million for the year ended December 31, 1997 to $33.6 million for the year ended December 31, 1998. Revenues attributable to products existing in 1997 accounted for 46% of the increase in HLDA revenues, while revenues from products introduced in 1998 accounted for 54% of the increase in such revenues. A significant amount of the increase in the existing products revenue for 1998 over the same period in 1997 was attributable to sales of Visual Testbench and Visual to one customer. The increase in revenues from new products was primarily from sales of products developed from in-process technology acquired in the SimTech acquisition in September 1997.

    Design to Test revenue decreased from $2.1 million for the year ended December 31, 1997 to $0 for the year ended December 31, 1998 as a result of the sale of all of the assets used in the business of developing and marketing the TDS Products effective July 1, 1997.

    MAINTENANCE AND SERVICES REVENUE

    Summit's maintenance and services revenue is derived from maintenance contracts related to Summit's HLDA and Design to Test products and training classes offered to purchasers of Summit's software products. Maintenance and services revenue increased 56.5% from $6.2 million for the year ended December 31, 1997 to $9.6 million for the year ended December 31, 1998. The increase in maintenance and services revenue was attributable to maintenance contracts for verification products acquired in the SimTech acquisition, a maintenance contract with one customer, and additional maintenance revenue related to growth in the installed base of HLDA customers over the previous

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
year, less a decrease in Design to Test maintenance revenue of $1.4 million, due to the sale of the TDS product line.

    OTHER REVENUE

    Other revenue consists of revenue from one-time technology sales and fees received for granting distribution rights. Other revenue decreased 18.4% from $450,000, for the year ended December 31, 1997 to $367,000 for the year ended December 31, 1998. In May 1997, a distribution agreement expired; and as a result, the distribution rights fees paid at the inception of the agreement and amortized into revenue, ($83,000 for the year ended December 31, 1997) were no longer a source of other revenue.

    Cost of Revenue

    COST OF PRODUCT LICENSES REVENUE

    Cost of product licenses revenue includes product packaging, software documentation, labor and other costs associated with handling, packaging and shipping product and other production related costs plus the amortization of purchased technology acquired in the SimTech purchase. Cost of product licenses revenue increased 6.1% from $701,000 for the year ended December 31, 1997 to $744,000 for the year ended December 31, 1998. As a percentage of product licenses revenue, the cost of product licenses revenue decreased from 2.8% for the year ended December 31, 1997 to 2.2% for the year ended December 31, 1998. This decrease was primarily due to leveraging fixed costs across increased product licenses revenue.

    COST OF MAINTENANCE AND SERVICES REVENUE

    Cost of maintenance and services revenue, which consists primarily of personnel costs for customer support and training classes offered to purchasers of Summit's products, increased 51.1% from $632,000 for the year ended
December 31, 1997 to $955,000 for the year ended December 31, 1998. As a percentage of maintenance and services revenue, the cost of maintenance and services revenue decreased from 10.3% for the year ended December 31, 1997 to 9.9% for the year ended December 31, 1998. The decrease in the cost of maintenance and services revenue as a percentage of maintenance and services revenue was primarily a result of the 56.5% increase in maintenance and services revenue for the year ended December 31, 1998.

    AMORTIZATION OF PURCHASED TECHNOLOGIES

    Summit recorded $2.4 million of purchased technologies (intangibles) as part of the SimTech acquisition which are being amortized to cost of revenue on a straight-line basis over periods ranging from two to five years beginning September 9, 1997. Summit expensed $219,000 and $661,000 for the years ended December 31, 1997 and 1998, respectively.

    Operating Expenses

    RESEARCH AND DEVELOPMENT

    Research and development expenses consist of the engineering and operations support costs of developing new products and enhancements to existing products and performing quality assurance activities. Research and development expenses increased 68.3% from $7.7 million for the year ended December 31, 1997 to $13.0 million for the year ended December 31, 1998. As a percentage of total revenue, research and development expenses increased from 24.7% for the year ended December 31, 1997 to 29.9% for the year ended December 31, 1998. The majority of the increase was attributable to compensation expense recorded in connection with Summit's acquisition of SimTech in September 1997. Summit recorded a total of $4.4 million of compensation expense for shares issued as part of the acquisition which were contingent upon continued employment and were being expensed as the employment obligation lapsed. This expense was being recorded on a straight-line basis over the two year employment obligation period. However, in December 1998, the employment agreements to which this contingent compensation related were amended to eliminate the continued employment obligation. At that time, the remaining unrecorded compensation was expensed. As a result, Summit recorded $723,000 and $3.7 million of compensation related to contingent employment for the years ended December 31, 1997 and 1998, respectively. The remaining increase in research and development expenses was primarily attributable to an increase in the number of engineers employed by Summit. During the second half of 1997, Summit hired 38 additional engineers. Summit believes that significant investment in research and development is required to remain competitive in its markets, and Summit, therefore, anticipates that research and development expenses will increase in absolute dollars in future periods, but may vary as a percentage of total revenue.(2)

    Software development costs are accounted for in accordance with Financial Accounting Standards Board Statement No. 86, under which Summit is required to capitalize software development costs after technological feasibility has been established. To date, development costs have been expensed as incurred since technological feasibility generally has not been established until shortly before the release of a new product, and no material development costs have been incurred after establishment of technological feasibility.

    SALES AND MARKETING

    Sales and marketing expenses, consisting primarily of salaries, commissions and promotional costs, increased 10.6% from $10.6 million for the year ended December 31, 1997 to $11.7 million for the year ended December 31, 1998. This increase was primarily attributable to expenses related to the sales and marketing of products acquired in the SimTech acquisition in September 1997. As a percentage of total revenue, sales and marketing expenses decreased from 33.7% for the year ended December 31, 1997 to 26.9% for the year ended December 31, 1998. The decrease was primarily attributable to the increase in total revenue for 1998. The decrease was also attributable to Summit hiring fewer sales and marketing personnel than planned during 1998. Summit expects sales and marketing expenses to continue to increase in absolute dollars, in part due to the hiring of additional sales and marketing personnel.(2)

    GENERAL AND ADMINISTRATIVE

    General and administrative expenses consist primarily of the corporate, finance, human resource, information services, administrative, legal and auditing expenses of Summit. General and administrative expenses increased 16.2% from $3.8 million for the year ended December 31, 1997 to $4.4 million for the year ended December 31, 1998. As a percentage of total revenue, general and administrative expenses decreased from 12.0% for 1997 to 10.1% for 1998. The decrease as a percentage of total revenue was primarily attributable to the increase in total revenue in 1997. Summit expects general and administrative expenses to increase in absolute dollars to support future sales and operations.(2)

    AMORTIZATION OF INTANGIBLES AND GOODWILL

    Summit recorded $4.1 million in intangibles (excluding $2.4 million of purchased technologies) and $3.8 million of goodwill as part of the SimTech acquisition which are being amortized to expense on a straight-line basis over periods ranging from two to five years beginning September 9, 1997. Summit expensed $942,000 and $2.8 million for the years ended December 31, 1997 and 1998, respectively.

------------------------

(2) This statement is a forward-looking statement reflecting current expectations. There can be no assurance that Summit's actual future performance will meet Summit's current expectations. Investors are strongly encouraged to review the section entitled "Risk Factors" commencing on page 10 for a discussion of factors that could affect future performance.

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
    MERGER COSTS

    Charges relate to costs associated with business combinations and acquisitions. During 1997, Summit incurred $379,000 in costs relating to the TriQuest acquisition. During 1998, Summit incurred $227,000 in costs relating to the ProSoft acquisition and approximately $1.0 million related to the terminated acquisition of OrCAD.

    IN-PROCESS TECHNOLOGY

    For the year ended December 31, 1997, $11.7 million of the purchase price for the acquisition of SimTech ($25.4 million) was allocated to in-process technology and, accordingly, was expensed as of the acquisition date (September 9, 1997). The amount allocated to the in-process technology represented the technology that had not yet reached technological feasibility and had no alternative future use. Summit had no acquisitions in 1998 that generated a charge to in-process technology.

    The value assigned to purchased in-process technology in 1997 was related primarily to two research projects for which technological feasibility had not been established, V-CPU ($8.1 million) and HDL Score ($3.1 million). The value was determined by estimating the net cash flows from the sale of products resulting from the completion of such projects, and discounting the net cash flows back to their present value adjusted for the stage of completion of the technologies at the date of acquisition.

    Summit released the commercial version of the V-CPU hardware/software co-verification product in the first quarter of 1998, consistent with expectations at the time of the acquisition. A market requirement for extensive embedded system component interfaces called bus functional models ("BFM") and instruction set simulators ("ISS") was underestimated in the introduction schedule and has caused delays in initial sales of the product. Summit introduced the HDL Score product in the second quarter of 1998, approximately four months later than originally anticipated, due to delays in completing the control logic support functionality that was essential for product introduction to take place. For 1998, revenues from the sales of the products acquired in connection with the SimTech acquisition fell short of forecast by 10%. Summit's forecast of revenues for 1999 reflects that the shortfall of revenues in 1998 related to HDL Score will be realized in 1999 and that V-CPU will have revenues that are approximately 50% of those originally estimated due to the delays in availability of BFM's and ISS's.(2) Although these delays affected the timing of the realization of revenue from these products as originally estimated by Summit, Summit believes the aggregate revenue streams originally anticipated from these products will be realized and that there has been no material change in expected return on investment related to these products.(2) However, there can be no assurance that Summit will realize revenue for V-CPU and HDL Score in the amounts estimated, and actual revenue realized from either or both of these products may be significantly lower than expected.(1)

    Interest Expense

    Interest expense decreased from $12,000 for the year ended December 31, 1997 to $4,000 for the year ended December 31, 1998 due to the expiration of certain capital leases obligations.

------------------------

(1) This paragraph contains forward-looking statements reflecting current expectations. There can be no assurance that Summit's actual future performance will meet Summit's current expectations. Investors are strongly encouraged to review the section entitled "Risk Factors" commencing on page 10 for a discussion of factors that could affect future performance.

(2) This statement is a forward-looking statement reflecting current expectations. There can be no assurance that Summit's actual future performance will meet Summit's current expectations. Investors are strongly encouraged to review the section entitled "Risk Factors" commencing on page 10 for a discussion of factors that could affect future performance.

    Other Income, Net

    Other income consists of interest income associated with available cash balances, gains or losses from the sale of property and equipment, Summit's pro rata share of the earnings and losses of SDA and ADC and foreign exchange rate differences resulting from paying operating expenses of foreign operations in the local currency. Other income was $1.1 million for the years ended December 31, 1997 and 1998. Interest income increased approximately $200,000, to $1.3 million for the year ended December 31, 1998. This increase was offset by losses recorded on the equity method which were incurred in SDA and ADC.

    Gain on Sale of TDS Product Line

    On July 11, 1997 Summit sold substantially all of the assets used in its business of developing and marketing its Test Development Series "TDS" Products to CSC for $5 million. CSC assumed certain liabilities, including Summit's obligations under TDS maintenance contracts entered into prior to the closing. Summit has recorded a gain on the sale of $5.6 million in 1997.

    Income Tax Provision

    The income tax provision increased from $940,000 for the year ended December 31, 1997 to $4.0 million for the year ended December 31, 1998. Summit utilized substantially all its U.S. federal and state net operating loss carryforwards to offset a considerable portion of U.S. taxable income for the year ended December 31, 1997. The provision of $940,000 for 1997 is comprised of $1.7 million of Federal, State and foreign taxes payable, less $719,000 of deferred tax benefit recognized for NOL's available from the TriQuest acquisition as well as research and development credits and alternative minimum tax credits. The provision of $4.0 million for 1998 is comprised of $3.4 million of federal, state and foreign taxes payable, plus $659,000 of deferred tax liabilities. The effective tax rate decreased from 69% for the year ended December 31, 1997 to 44% for the year ended December 31, 1998. The 1997 effective tax rate was high primarily due to the write-off of in-process research and development costs which are not deductible for tax purposes, reduced by the tax benefit realized in 1997 for utilizing the net operating loss carryforwards. The 1998 effective tax rate is higher than the statutory rate due primarily to nondeductible amortization and contingent stock compensation expense relating to the SimTech acquisition.

YEARS ENDED DECEMBER 31, 1996 AND DECEMBER 31, 1997

    Total Revenue

    Summit's revenue is comprised of product licenses revenue, maintenance and services revenue and other revenue. Total revenue increased by 54.8% from $20.3 million for the year ended December 31, 1996 to $31.4 million for the year ended December 31, 1997. Sales through one distributor accounted for 14.7% and 12.1% of Summit's total revenue for the years ended December 31, 1996 and 1997, respectively. Revenues for the year ended December 31, 1997 include $6.2 million of Visual Testbench licenses sales pursuant to an OEM agreement with CSC. Sales to CSC accounted for 28.6% of Summit's total revenue for the year ended
December 31, 1997. No customer accounted for more than 10% of Summit's total revenue for the year ended December 31, 1996.

    PRODUCT LICENSES REVENUE

    Summit's product licenses revenue is derived from license fees from Summit's HLDA products and, additionally, from Design to Test products through June 30, 1997. Product licenses revenue increased by 60.7% from $15.4 million for the year ended December 31, 1996 to $24.8 million for the year ended December 31, 1997. Revenue from HLDA and Design to Test products accounted for

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
72.6% and 27.4%, respectively, of product licenses revenue for the year ended December 31, 1996 and 91.7% and 8.3%, respectively, of product licenses revenue for the year ended December 31, 1997.

    HLDA revenue increased 103.2% from $11.2 million for the year ended December 31, 1996 to $22.8 million for the year ended December 31, 1997. Revenue attributable to products existing in 1996 accounted for 76% of the increase in HLDA revenues, while revenues from products introduced in 1997 accounted for 23% of the increase in such revenues. A significant amount of the increase in revenue from existing products over the same period in 1996 was attributable to sales of Visual Testbench and Visual to one customer. The increase in revenue from new products was primarily from sales of products added as a result of the SimTech acquisition.

    Design to Test revenue decreased from $4.2 million for the year ended December 31, 1996 to $2.1 million for the year ended December 31, 1997 as a result of the sale of all of the assets used in the business of developing and marketing the TDS Products effective July 1, 1997.

    MAINTENANCE AND SERVICES REVENUE

    Summit's maintenance and services revenue is derived from maintenance contracts related to Summit's HLDA and Design to Test products and training classes offered to purchasers of Summit's software products. Maintenance and services revenue increased 43.2% from $4.3 million for the year ended
December 31, 1996 to $6.2 million for the year ended December 31, 1997. The increase in maintenance and services revenue was attributable to maintenance contracts for verification products acquired in the SimTech acquisition, a maintenance contract with one customer, and additional maintenance revenue related to growth in the installed base of HLDA customers over the previous year, less a decrease in Design to Test maintenance revenue of $1.6 million, due to the sale of the TDS product line.

    OTHER REVENUE

    Other revenue consists of revenue from one-time technology sales and fees received for granting distribution rights. Other revenue decreased 20.6% from $567,000, for the year ended December 31, 1996 to $450,000 for the year ended December 31, 1997. There was no revenue from one time technology sales during the years ended December 31, 1996 or 1997. In May 1997, a distribution agreement expired; and as a result, the distribution rights fees paid at the inception of the agreement and amortized into revenue at $50,000 each quarter over the agreement period will no longer be a source of other revenue.

    Cost of Revenue

    COST OF PRODUCT LICENSES REVENUE

    Cost of product licenses revenue includes product packaging, software documentation, labor and other costs associated with handling, packaging and shipping product and other production related costs plus the amortization of purchased technology acquired in the SimTech purchase. Cost of product licenses revenue increased 22.3% from $573,000 for the year ended December 31, 1996 to $701,000 for the year ended December 31, 1997. As a percentage of product licenses revenue, the cost of product licenses revenue decreased from 3.7% for the year ended December 31, 1996 to 2.8% for the year ended December 31, 1997. This decrease was primarily due to leveraging fixed costs across increased product licenses revenue.

    COST OF MAINTENANCE AND SERVICES REVENUE

    Cost of maintenance and services revenue, which consists primarily of personnel costs for customer support and training classes offered to purchasers of Summit's products, increased 35.6% from $466,000

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
for the year ended December 31, 1996 to $632,000 for the year ended
December 31, 1997. As a percentage of maintenance and services revenue, the cost of maintenance and services revenue decreased from 10.8% for the year ended December 31, 1996 to 10.3% for the year ended December 31, 1997. The decrease in the cost of maintenance and services revenue as a percentage of maintenance and services revenue was primarily a result of Summit operating below forecasted staffing levels during the first half of 1997. Summit increased headcount during the second half of 1997.

    AMORTIZATION OF PURCHASED TECHNOLOGIES

    Summit recorded $2.4 million of purchased technologies (intangibles) as part of the SimTech acquisition which are being amortized to cost of revenue on a straight-line basis over periods ranging from two to five years beginning September 9, 1997. Summit expensed $219,000 for the year ended December 31, 1997.

    Operating Expenses

    RESEARCH AND DEVELOPMENT

    Research and development expenses consist of the engineering and operations support costs of developing new products and enhancements to existing products and performing quality assurance activities. Research and development expenses increased 32.1% from $5.9 million for the year ended December 31, 1996 to $7.7 million for the year ended December 31, 1997. A significant amount of the increase was attributable to compensation expense in the amount of $723,000 for the year ended December 31, 1997 recorded in connection with Summit's acquisition of SimTech in September 1997. Summit recorded $4.4 million of compensation expense for shares issued as part of the acquisition which were contingent upon continued employment and were being expensed as the employment obligation lapsed. In connection with the sale of the TDS product line on July 1, 1997, Summit's research and development staff decreased by 15 engineers. With the acquisition of SimTech on September 9, 1997 Summit added 28 engineers. Additionally, Summit added a net of 25 engineers during 1997. As a percentage of total revenue, research and development expenses decreased from 28.9% for the year ended December 31, 1996 to 24.6% for the year ended December 31, 1997 primarily due to the increase in total revenue for 1997. Summit believes that significant investment in research and development is required to remain competitive in its markets, and Summit, therefore, anticipates that research and development expenses will increase in absolute dollars in future periods, but may vary as a percentage of total revenue.(2)

    Software development costs are accounted for in accordance with Financial Accounting Standards Board Statement No. 86, under which Summit is required to capitalize software development costs after technological feasibility has been established. To date, development costs have been expensed as incurred since technological feasibility generally has not been established until shortly before the release of a new product, and no material development costs have been incurred after establishment of technological feasibility.

    SALES AND MARKETING

    Sales and marketing expenses, consisting primarily of salaries, commissions and promotional costs, increased 13.6% from $9.3 million for the year ended December 31, 1996 to $10.6 million for the year ended December 31, 1997. The increase was primarily attributable to the addition of 8 sales and marketing personnel and the related increased commissions and travel expenses. As a percentage of

------------------------

(2) This statement is a forward-looking statement reflecting current expectations. There can be no assurance that Summit's actual future performance will meet Summit's current expectations. Investors are strongly encouraged to review the section entitled "Risk Factors" commencing on page 10 for a discussion of factors that could affect future performance.

total revenue, sales and marketing expenses decreased from 45.9% for the year ended December 31, 1996 to 33.7% for the year ended December 31, 1997. The decrease was primarily attributable to the increase in total revenue for 1997. In the future, Summit expects sales and marketing expenses to continue to increase in absolute dollars, in part due to the hiring of additional sales personnel.(2)

    GENERAL AND ADMINISTRATIVE

    General and administrative expenses consist primarily of the corporate, finance, human resource, information services, administrative, legal and auditing expenses of Summit. General and administrative expenses increased 18.7% from $3.2 million for the year ended December 31, 1996 to $3.8 million for the year ended December 31, 1997. As a percentage of total revenue, general and administrative expenses decreased from 15.7% for 1996 to 12.0% for 1997. The decrease as a percentage of total revenue was primarily attributable to the increase in total revenue in 1997. Summit expects general and administrative expenses to increase in absolute dollars to support future sales and operations.(2)

    AMORTIZATION OF INTANGIBLES AND GOODWILL

    Summit recorded $4.1 million in intangibles (excluding $2.4 million of purchased technologies) and $3.8 million of goodwill as part of the SimTech acquisition which are being amortized to expense on a straight-line basis over periods ranging from two to five years beginning September 9, 1997. Summit expensed $942,000 for the year ended December 31, 1997.

    MERGER COSTS

    Charges relate to costs associated with business combinations and acquisitions. During 1997, Summit incurred $379,000 in costs relating to the TriQuest acquisition.

    IN-PROCESS TECHNOLOGY

    For the year ended December 31, 1997, $11.7 million of the purchase price for the acquisition of SimTech ($25.4 million) was allocated to in-process technology and, accordingly, was expensed as of the acquisition date (September 9, 1997). The amount allocated to the in-process technology represented the technology that had not yet reached technological feasibility and had no alternative future use.

    The value assigned to purchased in-process technology was related primarily to two research projects for which technological feasibility had not been established, V-CPU ($8.1 million) and HDL Score ($3.1 million). The value was determined by estimating the net cash flows from the sale of products resulting from the completion of such projects, and discounting the net cash flows back to their present value adjusted for the stage of completion of the technologies at the date of acquisition.

    The nature of the efforts to develop the purchased in-process technology into commercially viable products principally related to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the product can be produced to meet its design specification, including function, features and technical performance requirements. The originally estimated costs to be incurred to develop the purchased in-process technology into commercially viable products was approximately $1.8 million. The estimated resulting net cash flows from such products were based on Summit management's estimates of revenues, costs of sales, research and development costs, selling, general and administrative costs, and income taxes from such projects.

------------------------

(2) This statement is a forward-looking statement reflecting current expectations. There can be no assurance that Summit's actual future performance will meet Summit's current expectations. Investors are strongly encouraged to review the section entitled "Risk Factors" commencing on page 10 for a discussion of factors that could affect future performance.

    The estimated revenues include average compounded annual revenue growth rates for the V-CPU and HDL Score products of 155% to 88% during 1998 to 2000, declining slightly in 2001 and declining thereafter as other new products are expected to enter the market.(2) These projections are based on Summit management's estimates of market size and growth (which are supported by independent market data), expected trends in technology and the nature and expected timing of new product introductions by Summit.

    Estimated cost of sales of 5% is consistent with Summit's current cost of sales and future expectations for cost of sales. Sales, marketing and general administrative costs are expected to be higher than Summit's average costs in the introduction phase and then stabilize upon introduction at levels that are expected to be consistent with Summit's expected overall costs in these areas in future periods. Research and development costs are expected to be higher than Summit's average costs in the introduction and early phases of product sales and then decline below Summit's average costs as sales of the products begin to decline in 2001. This research and development cost pattern is consistent with Summit's historical experience through product life cycles. Income taxes were estimated at 30%, which are consistent with Summit's anticipated tax rate for the foreseeable future.(1)

    Summit released the commercial version of the V-CPU hardware/software coverification product in the first quarter of 1998, consistent with expectations at the time of the acquisition. A market requirement for extensive embedded system component interfaces called bus functional models ("BFM") and instruction set simulators ("ISS") was underestimated in the introduction schedule and has caused delays in initial sales of the product. Summit introduced the HDL Score product in the second quarter of 1998, approximately four months later than originally anticipated, due to delays in completing the control logic support functionality that was essential for product introduction to take place. For 1998, revenues from the sales of the products acquired in connection with the SimTech acquisition fell short of forecast by 10%. Summit's forecast of revenues for 1999 reflects that the shortfall of revenues in 1998 related to HDL Score will be realized in 1999 and that V-CPU will have revenues that are approximately 50% of those originally estimated due to the delays in availability of BFM's and ISS's.(2) Although these delays affected the timing of the realization of revenue from these products as originally estimated by Summit, Summit believes the aggregate revenue streams originally anticipated from these products will be realized and that there has been no material change in expected return on investment related to these products.(2) However, there can be no assurance that Summit will realize revenue for V-CPU and HDL Score in the amounts estimated, and actual revenue realized from either or both of these products may be significantly lower than expected.(1)

    Interest Expense

    Interest expense decreased from $101,000 for the year ended December 31, 1996 to $12,000 for the year ended December 31, 1997 due to decreased borrowings under Summit's bank line of credit and long-term debt and the expiration of certain capital leases obligations.

------------------------

(1) This paragraph contains forward-looking statements reflecting current expectations. There can be no assurance that Summit's actual future performance will meet Summit's current expectations. Investors are strongly encouraged to review the section entitled "Risk Factors" commencing on page 10 for a discussion of factors that could affect future performance.

(2) This statement is a forward-looking statement reflecting current expectations. There can be no assurance that Summit's actual future performance will meet Summit's current expectations. Investors are strongly encouraged to review the section entitled "Risk Factors" commencing on page 10 for a discussion of factors that could affect future performance.

    Other Income, Net

    Other income consists of interest income associated with available cash balances, gains or losses from the sale of property and equipment, Summit's pro rata share of the earnings and losses of Summit Design Asia and foreign exchange rate differences resulting from paying operating expenses of foreign operations in the local currency. Other income was $218,000 for the year ended
December 31, 1996 and $1.1 million for the year ended December 31, 1997. The increase in other income was primarily due to increased interest earned on Summit's cash holdings resulting from the initial public offering in October of 1996.

    Gain on Sale of TDS Product Line

    On July 11, 1997 Summit sold substantially all of the assets used in its business of developing and marketing its Test Development Series "TDS" Products to CSC for $5 million. CSC assumed certain liabilities, including Summit's obligations under TDS maintenance contracts entered into prior to the closing. Summit has recorded a gain on the sale of $5.6 million in 1997.

    Income Tax Provision

    The income tax provision increased from a benefit of $245,000 for the year ended December 31, 1996 to a tax provision of $940,000 for the year ended December 31, 1997. Summit utilized substantially all its U.S. Federal and State net operating loss carryforwards to offset a considerable portion of U.S. taxable income for the year ended December 31, 1997. The provision for 1996 is comprised primarily of Japanese withholding tax of approximately 10% on Japanese sales through June 1996 and alternative minimum tax. The provision of $940,000 for 1997 is comprised of $1.7 million of Federal, State and foreign taxes payable, less $719,000 of deferred tax benefit recognized for NOL's available from the TriQuest acquisition as well as research and development credits and alternative minimum tax credits. The effective tax rate increased from a benefit of 24% for the year ended December 31, 1996 to 69% for the year ended
December 31, 1997. The 1996 effective tax rate was substantially lower than the statutory rate due primarily to the utilization of previously unrecognized deferred tax assets. The 1997 effective tax rate was high primarily due to the write-off of in-process technology costs which are not deductible for tax purposes, reduced by the tax benefit realized in 1997 for utilizing the net operating loss carryforwards.

    Effective Corporate Tax Rates

    Prior to 1996, Summit had experienced losses for income tax purposes in the United States. Summit is now profitable in the United States and expects to pay income taxes at or near the statutory tax rate on its U.S. taxable earnings. As of December 31, 1997, Summit has recognized the benefit of its U.S. net operating loss carryforwards and tax credit carryforwards in its financial statements.

    Summit's Israeli operations are performed entirely by Summit Design (EDA) Ltd., which is a separate taxable Israeli entity. Summit's existing Israeli production facility has been granted "Approved Enterprise" status under the Israeli Investment Law, which entitles Summit to reductions in the tax rate normally applicable to Israeli companies with respect to the income generated by its "Approved Enterprise" programs. In particular, the tax holiday covers the seven year period beginning the first year in which Summit Design (EDA) Ltd. generates taxable income from its "Approved Enterprise" (after using any available NOLs), provided that such benefits will terminate in 2006 regardless of whether the seven year period has expired. The tax holiday provides that, during such seven year periods, a portion of Summit's taxable income from its Israeli operations will be taxed at favorable tax rates. Summit has recently applied for "Approved Enterprise" status with respect to a new project and intends to apply in the future with respect to additional projects. There can be no assurance that Summit will be granted any approvals and therefore there can be no assurance Summit will continue to have favorable tax status in Israel. Management of Summit intends to permanently reinvest earnings of the Israeli subsidiary outside the U.S. If such earnings were remitted to the U.S., additional U.S. federal and foreign taxes may be due.

    Summit has foreign income tax net operating losses of approximately
$5.6 million at December 31, 1998. These foreign losses were generated in Israel over several years and have not yet received final assessment from the Israeli government. Consequently, management is uncertain as to the availability of a substantial portion of such foreign loss carryforwards.

    Summit is also subject to risk that United States and foreign tax laws and rates may change in a future period or periods, and that any such changes may materially adversely affect Summit's effective tax rate. As a result of the factors described above and other related factors, there can be no assurance that Summit will maintain a favorable tax rate in future periods. Any increase in Summit's effective tax rate, or variations in the effective tax rate from period to period, could have a material adverse effect on Summit's business, financial condition, results of operations or cash flows.

LIQUIDITY AND CAPITAL RESOURCES

    SEPTEMBER 30, 1999

    As of September 30, 1999, Summit had approximately $27.0 million in cash and cash equivalents. Additionally, Summit had a $1.0 million bank line of credit, which expired on April 30, 1999. At April 30, 1999, Summit had no borrowings outstanding under this line of credit and subsequently did not renew the line.

    As of September 30, 1999, Summit had loaned $2.7 million to an independent software company pursuant to a secured loan agreement entered into during July 1997. During the third quarter of 1999, it became evident that because of missed product development milestones, the independent software company's cash flows would not be sufficient to repay the loan. Summit exercised its right under the terms of the contract with the independent software company to retain co-ownership of the technology and distribution rights to the product in satisfaction of the note. During the third quarter Summit also evaluated its business strategy relative to the technology acquired from the software company. Based on Summit's assessment of market potential, revised sales projections, and limited manpower resources, management decided that Summit could not provide the support necessary to successfully market and sell this product. Summit concluded that the technology had no value and Summit has no plans to sell this product in the future. Summit therefore wrote-off the balance of the note receivable of $2.7 million.

    As of September 30, 1999, Summit had working capital of approximately $23.8 million.

    For the nine months ended September 30, 1998 and 1999, net cash generated by operating activities was approximately $8.6 million and $1.0 million, respectively. Cash generated by operations for the nine months ended September 30, 1999 resulted primarily from a net loss offset by depreciation, amortization, provision for loan impairment, decreases in accounts payable and collections of accounts receivable.

    Net cash used in investing activities was approximately $3.4 million and $1.9 million for the nine months ended September 30, 1998 and 1999, respectively. Net cash used in investing activities was related to the acquisition of furniture and equipment and a loan to an independent software company for the nine months ended September 30, 1998 and 1999. Net cash used in investing activities also included loans to a joint venture for the nine months ended September 30, 1998.

    Net cash used by financing activities was approximately $465,000 for the nine months ended September 30, 1998. Net cash generated by financing activities was approximately $134,000 for the nine months ended September 30, 1999. For the nine months ended September 30, 1998 the use of cash was primarily from repurchasing 162,500 shares of Summit's common stock, less proceeds from the issuance of common stock and a tax benefit from option exercises. For the nine months ended September 30, 1999, financing activity cash was primarily generated by proceeds from the issuance of common stock through stock option plans, offset by payments of debt obligations and capital leases.

    Summit presently believes that its current cash and cash equivalents will satisfy Summit's anticipated working capital and other cash requirements through fiscal year 2000.(2)

    DECEMBER 31, 1996, 1997 AND 1998

    Summit completed its initial public offering in October 1996, raising $16.2 million, net of offering expenses. Prior to the IPO, Summit had financed its operations primarily through the private placement of approximately $15.4 million of capital stock, as well as capital equipment leases, borrowings under its bank line of credit, Israeli research and development grants and cash generated from operations. As of December 31, 1998, Summit had approximately $27.7 million in cash and cash equivalents. Additionally, Summit has a $1.0 million bank line of credit with a bank. The line of credit expires on April 30, 1999 and borrowings thereunder accrue interest at specified percentages above the prime lending rate based on Summit's ratio of debt to tangible net worth. Advances under the line of credit are limited to a specified percentage of eligible accounts receivable (as defined in the line of credit). Borrowings under the line of credit are collateralized by Summit's accounts receivable, inventory and general intangible assets, including its intellectual property rights. As of December 31, 1998, Summit had no borrowings outstanding under this line of credit.

    Summit is obligated to lend up to $2.5 million to an independent software company pursuant to a secured loan agreement entered into during July 1997. Borrowings under the agreement bear interest at prime plus 2%. At December 31, 1998, $1.7 million had been advanced to the independent software Summit.

    As of December 31, 1998, Summit had working capital of approximately $24.3 million.

    Net cash generated by operating activities was approximately $4.7 million, $12.1 million and $11.9 million for the years ended December 31, 1996, 1997 and 1998, respectively. For 1996, cash generated from operating activities resulted primarily from increases in deferred revenue and profitability during the period. For the year ended December 31, 1997, cash generated by operating activities resulted primarily from improved collection of accounts receivable, an increase in deferred revenues and accrued liabilities and profitability during the period. For the year ended December 31, 1998, cash generated by operating activities resulted primarily from an increase in profitability, and to a lesser extent from an increase in accounts payable and accrued liabilities offset by an increase in accounts receivable.

    Net cash used in investing activities was approximately $855,000, $1.3 million, and $4.5 million for the years ended December 31, 1996, 1997 and 1998, respectively. During 1996, net cash used in investing activities was related primarily to the acquisition of furniture and equipment. For the year ended December 31, 1997, net cash used was primarily related to the acquisition of furniture and equipment, the acquisition of SimTech, and a loan to an independent software development company, which was partially offset by proceeds from the sale of the TDS product line. For the year ended December 31, 1998, net cash used was primarily related to the acquisition of furniture and equipment and loans to an independent software development company and to an unconsolidated joint venture.

    Net cash provided by financing activities was approximately $15.3 million and $345,000 for the years ended December 31, 1996 and 1998, respectively. Net cash used in financing activities was

------------------------

(2) This sentence is a forward-looking statement reflecting current expectations. There can be no assurance that Summit's actual future performance will meet Summit's current expectations. Investors are strongly encouraged to review the section entitled "Risk Factors" commencing on page 10 for a discussion of factors that could affect future performance.

approximately $10.6 million for the year ended December 31, 1997. The net cash provided in 1996 was primarily a result of Summit's initial public offering, partially offset by the repayment of $2.1 million of outstanding debt and capital lease obligations. The net cash provided in 1998 was primarily a result of the proceeds from the issuance of stock through stock option plans and the employee stock purchase plan and the tax benefit of option exercises, partially offset by the repurchase of $2.3 million of Summit's outstanding common stock. For the year ended December 31, 1997 net cash used in financing activities resulted primarily from Summit purchasing approximately 939,000 shares of treasury stock and repayment of debt, less proceeds from the issuance of common stock.

    Summit presently believes that its current cash and cash equivalents, together with funds expected to be generated from operations, will satisfy Summit's anticipated working capital and other cash requirements for at least the next 12 months.(2)

YEAR 2000

    The Year 2000 issue results from computer programs written using two, rather than four, digits to define the applicable year. These computer programs may recognize a date using "00" as the year 1900 instead of 2000 and cause system failures or miscalculations, material disruptions of business operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business operations. If Summit, its significant customers, suppliers, service providers and other related third parties fail to take the necessary steps to correct or replace these problematic computer programs, the Year 2000 issue could have a material adverse effect on Summit. Summit cannot, however, quantify the impact at this time.

    Summit upgraded or replaced the software packages underlying its financial, production, communication, desktop and other systems, as appropriate, to address the Year 2000 issue. It has also performed an in-depth analysis of all of its products and has determined that all significant products are Year 2000 compliant. Moreover, Summit contacted all major external third parties that provide products and services to Summit to assess their readiness for the Year 2000.

    Summit's products are subject to periodic upgrades. These upgrades are typically released to end-users once a year. Management believes its products are Year 2000 compliant, and will continue to test upgrades for Year 2000 compliance.

    Concurrent with performing the above steps, Summit made certain investments in systems, applications and products to address Year 2000 issues. Summit has not tracked internal resources dedicated to the resolution of the Year 2000 issue and, therefore, is unable to quantify internal costs incurred to date that are associated with the Year 2000 issue. Summit has, however, hired external consultants to resolve internal information system issues related to the resolution of the Year 2000 issue. Identifiable expenditures for these consultants were approximately $250,000 through December 31, 1999. Expenditures to resolve Year 2000 issues were not material.

    As of January 20, 2000, Summit is not aware of any Year 2000 issues relating to its products, internal systems or suppliers and service providers.

------------------------

(2) This sentence is a forward-looking statement reflecting current expectations. There can be no assurance that Summit's actual future performance will meet Summit's current expectations. Investors are strongly encouraged to review the section entitled "Risk Factors" commencing on page 10 for a discussion of factors that could affect future performance.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    Summit is exposed to market risk from interest rate changes, foreign currency fluctuations, and changes in the market values of its investments.

    INTEREST RATE RISK. Summit invests its excess cash in debt instruments of the U.S. Government and its agencies, and in high-quality corporate issuers and, by policy, limits the amount of credit exposure to any one issue. Summit attempts to protect and preserve its invested funds by limiting default, market and reinvestment risk.

    Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, Summit's future investment income may fall short of expectations due to changes in interest rates and Summit may suffer losses in principal if forced to sell securities which have declined in market value due to changes in interest rates.

    FOREIGN CURRENCY RISK. Summit pays the expenses of its international operations in local currencies. Summit's international operations are subject to risks typical of an international business, including, but not limited to: differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, Summit's future results could be materially adversely impacted by changes in these or other factors.

    Summit is also exposed to foreign exchange rate fluctuations as they relate to operating expenses as the financial results of foreign subsidiaries are translated into U.S. dollars in consolidation. As exchange rates vary, these results, when translated, may vary from expectations and adversely impact overall expected profitability. The effect of foreign exchange rate fluctuations on Summit in 1998 was not material.

    INVESTMENT RISK. Summit has made equity investments in ADC and SDA and has provided loans to ADC and a privately-held, independent software company for business and strategic purposes. These investments are included in other long-term assets and are accounted for under the equity method when ownership is greater than 20% and Summit does not exert control. For these investments in privately-held companies, Summit's policy is to regularly review the assumptions underlying the operating performance and cash flow forecasts in assessing the carrying values. Summit identifies and records impairment losses on long-lived assets when events and circumstances indicate that such assets might be impaired.

                    SUMMIT DIRECTORS AND EXECUTIVE OFFICERS

    The executive officers and directors of Summit who will serve as executive officers and directors of the combined company and their ages as of December 31, 1999 are as follows:

NAME                            AGE                    CURRENT POSITION WITH SUMMIT
----                          --------   --------------------------------------------------------
William V. Botts............  64         Interim Chief Executive Officer and Chairman of the
                                         Board
Guy Moshe...................  42         Chief Technology Officer and President of Summit Design
                                         (EDA), Ltd.
Eric Benhayoun..............  46         Vice President, General Manager--European Operations
Steven P. Erwin.............  56         Director

    William V. Botts has served as a director of Summit since May 1997 and as Interim Chief Executive Officer and Chairman of the Board since July 1999.
Mr. Botts has been the Interim Chief Executive Officer of California Lifestyles, Inc., a footwear company, from August 1997 to July 1999. Mr. Botts served as Chief Executive Officer of Hard Candy, Inc., a cosmetics company, from March 1996 to March 1997. From June 1993 to March 1996, Mr. Botts was the owner and President of WV Associates, a consulting firm for business combinations, acquisitions, business turnarounds and strategic planning. From October 1992 to June 1993, Mr. Botts served as President and Chief Executive Officer of Aurora Electronics, Inc., a semiconductor company. From March 1992 to September 1992, Mr. Botts served as President and Chief Executive Officer of Micro-C Corporation, a semiconductor company that was acquired by Aurora Electronics, Inc. Mr. Botts served as President and Chief Executive Officer of Vertex Design Systems, Inc., a computer software company, from September 1988 to March 1992 and as Chairman of the Board, Chief Executive Officer and President of EI International, Inc., a computer systems, software and consulting company, from April 1978 to January 1988. Prior to that time, Mr. Botts was a divisional Vice President of Rockwell International Corporation.

    Guy Moshe has served as Chief Technology Officer and President of Summit Design (EDA), Ltd. Since February 1999 and as Vice President, General Manager and Chief Operating Officer of the Design Solutions Division of Summit Design, Inc. since September 1997. From May 1996 to September 1997 Mr. Moshe served as General Manager of Summit Design (EDA) Ltd. Mr. Moshe served as the Vice President of Product Marketing for Summit Design Inc. from February 1994 to
May 1996. Mr. Moshe was the Director of Marketing and Sales for SEE Technologies from January 1991 to February 1994. SEE Technologies was the continuation of the Israeli Design Center of Daisy and the main supplier of electronic design automation tools for Intergraph. From 1987 to 1991, Mr. Moshe was a Technical Manager for Daisy Systems. Prior to that time, Mr. Moshe held various engineering positions with companies in the computer design industry in Israel.

    Eric Benhayoun has served as Vice President, General Manager--European Operations since June 1996 and as Vice President--European Sales Operations from November 1994 to June 1996. From June 1994 to November 1994, Mr. Benhayoun was the European Marketing Manager for the Modeling Product Division of Synopsys. From March 1990 to June 1994, Mr. Benhayoun was the General Manager and Director of Logic Modeling Corporation France, an SDA provider which was acquired by Synopsys in January 1994. Prior to that time, he held various European sales and marketing management positions with Cadnetix Corporation and Daisy Systems, each an electronic design automation supplier.

    Steven P. Erwin has served as a director since May 1997. Mr. Erwin has served as Executive Vice President and Chief Financial Officer of Foundation Health Systems, Inc., a managed health care company, since March 1998.
Mr. Erwin was Executive Vice President and Chief Financial Officer of U.S. Bancorp, Portland, Oregon from July 1994 to July 1997. Prior to that time, Mr. Erwin served as Treasurer of BayBanks, Inc., Boston, Massachusetts from November 1987 until July 1994.

                     SUMMIT EXECUTIVE OFFICER COMPENSATION

SUMMARY COMPENSATION TABLE

    The following table sets forth the compensation paid during the last three fiscal years to each executive officer of Summit who will serve as a director or executive officer of the combined company.

                                                         ANNUAL COMPENSATION                      LONG TERM AWARDS
                                             --------------------------------------------   ----------------------------
                                                                                              NO. OF
                                                                                            SECURITIES
                                                                           OTHER ANNUAL     UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION         YEAR     SALARY($)(1)   BONUS($)(2)   COMPENSATION($)    OPTIONS     COMPENSATION($)
---------------------------       --------   ------------   -----------   ---------------   ----------   ---------------
William V. Botts (3)............  1999              --             --         130,250(4)       30,000
  Director                        1998              --             --          25,000(5)       10,000           --
                                  1997              --             --          15,865(5)       10,000           --
Guy Moshe.......................  1999         180,000             --          12,804(6)      256,681
  Chief Technology Officer        1998         170,000         30,000          12,804(6)        1,755           --
  And President of Summit         1997         113,392         69,810(7)       10,515(6)       34,152           --
  Design (EDA), Ltd.
Eric Benhayoun..................  1999         153,860         39,174(8)           --          75,000           --
  Vice President, General         1998         154,890         57,109(9)           --              --           --
  Manager-European                1997         120,252         26,945(10)          --          32,500           --
  Operations

------------------------

(1) Amounts shown include cash and noncash compensation earned and received by executive officers as well as amounts earned but deferred at the election of those officers.

(2) Consists of year-end bonuses paid in February of the following year.

(3) Mr. Botts became Interim Chief Executive Officer of Summit in July 1999.

(4) Consists of $20,000 of director's fee and $110,250 of Interim Chief Executive Officer compensation.

(5) Consists of director's fee.

(6) Consists of car allowance.

(7) Consists of $64,000 bonus and $5,810 of commissions.

(8) Consists of commissions, $12,305 of which was paid in 2000.

(9) Consists of commissions, $21,194 of which was paid in 1999.

(10) Consists of commissions, $12,000 of which was paid in 1998.

OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth information regarding stock options granted during the fiscal year ended December 31, 1998 to each of the executive officer of Summit who will serve as a director or executive officer of the combined company.

                 OPTION GRANTS IN YEAR ENDED DECEMBER 31, 1999

                                                                                                    POTENTIAL REALIZABLE
                                                      INDIVIDUAL GRANTS                               VALUE AT ASSUMED
                            ---------------------------------------------------------------------      ANNUAL RATES OF
                                                  % OF TOTAL                  FAIR                       STOCK PRICE
                                  NO. OF           OPTIONS                   MARKET                   APPRECIATION FOR
                                SECURITIES        GRANTED TO    EXERCISE    VALUE ON                   OPTION TERM(3)
                                UNDERLYING       EMPLOYEES IN   PRICE($)/   DATE OF    EXPIRATION   ---------------------
                            OPTIONS GRANTED(1)     1999(2)        SHARE     GRANT($)      DATE        5%($)      10%($)
                            ------------------   ------------   ---------   --------   ----------   ---------   ---------
William V. Botts..........         10,000              0.5         2.50        2.50      5/26/09      15,722      39,844
                                   20,000              1.1         2.56        2.56      7/26/09      32,199      81,600
Guy Moshe.................        100,000              5.3         3.44        3.44      2/25/09     216,340     548,247
                                    2,892              0.2         3.00        3.00      4/16/09       5,456      13,827
                                  150,000              8.0         3.00        3.00      9/16/09     283,003     717,184
                                    3,789              0.2         2.38        2.38     10/15/99       5,222      13,234
Eric Benhayoun............         75,000              4.0         3.44        3.44     10/25/09     162,255     411,186

------------------------

(1) Options granted in 1999 are either incentive stock options or nonstatutory stock options and generally vest over four years, with 25% of the option shares becoming fully vested one year from the grant date and 1/48th vesting in each successive month, with full vesting occurring on the fourth anniversary date. Under the terms of the 1994 Stock Plan, the administrator retains discretion, subject to plan limits, to modify the terms of outstanding options and to reprice outstanding options. The options have a term of 10 years, subject to earlier termination in certain situations related to termination of employment.

(2) Based on a total of 1,879,360 options granted to all employees and consultants during 1999.

(3) The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent Summit's estimate or projection of the future Summit common stock price.

OPTION EXERCISES AND HOLDINGS

    The following table sets forth, as to the executive officer of Summit who will serve as a director or executive officer of the combined company, certain information concerning stock options exercised during 1999 and the number of shares subject to exercisable and unexercisable stock options as of December 31, 1999. The table also sets forth certain information with respect to the value of stock options held by such individuals as of December 31, 1999.

AGGREGATED OPTION EXERCISES IN YEAR ENDED DECEMBER 31, 1999 AND OPTION VALUES ON
                               DECEMBER 31, 1999

                                                     NUMBER OF SECURITIES
                                                          UNDERLYING
                                                     UNEXERCISABLE OPTIONS
                                                      AT FISCAL YEAR END        VALUE OF UNEXERCISED IN-
                                                   -------------------------      THE-MONEY OPTIONS AT
                           SHARES      EXERCISE                                  FISCAL YEAR END ($)(1)
                          ACQUIRED     PRICE($)       VALUE                    ---------------------------
NAME                     ON EXERCISE     SHARE     REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                     -----------   ---------   -----------   -----------   -------------   -----------   -------------
William V. Botts.......          0        9.13             0        10,000               0            0              0
                                 0       14.50             0        10,000               0            0              0
                                 0        2.56             0        20,000               0       18,800              0
                                 0        2.50             0             0          10,000            0         10,000
Guy Moshe..............          0        9.25             0        11,875           3,125            0              0
                                 0        8.00             0         5,166           2,834            0              0
                                 0       17.00             0           391               0            0              0
                                 0        9.63             0        13,541          11,459            0              0
                                 0       15.87             0           535               0            0              0
                                 0        6.75             0         1,220               0            0              0
                                 0        3.44             0        41,666          58,334        2,500          3,500
                                 0        3.00             0         2,892               0        1,446              0
                                 0        2.38             0         3,789               0        4,244              0
                                 0        3.00             0             0         150,000            0         75,000
Eric Benhayoun.........          0        8.12             0        12,916           7,084            0              0
                                 0        9.63             0         6,770           5,730            0              0
                                 0        3.44             0        18,750          56,250        1,125          3,375
                                 0        1.75             0             0          11,500            0         20,125

------------------------

(1) These values have been calculated based on the last reported sale price of Summit common stock on the Nasdaq National Market on December 31, 1999 of $3.50 per share minus the exercise price.

EMPLOYMENT AGREEMENTS

    Effective February 25, 1999, Summit entered into a four-year employment agreement with Mr. Moshe, pursuant to which he receives an annual base salary, an annual bonus of up to 25% of his base salary, and all standard benefits accorded other executives of Summit. In the event Mr. Moshe is terminated other than for cause, he is entitled to severance equal to his then monthly base salary plus benefits for a period of fifteen months. In addition, the unvested portion of the stock option covering 100,000 shares of common stock granted to Mr. Moshe on February 25, 1999 shall become fully exercisable.

    Effective April 1, 1999, Summit entered into a four-year employment agreement with Mr. Benhayoun pursuant to which he receives an annual base salary, commissions based on sales revenue generated, and all standard benefits accorded other executives of Summit. In the event Mr. Benhayoun is terminated other than for cause, he is entitled to severance equal to his then monthly base salary plus benefits for a period of twelve months. In addition, the unvested portion of the stock option covering 75,000 shares of common stock granted to Mr. Benhayoun on February 25, 1999 shall become fully exercisable upon termination of Mr. Benhayoun without cause or upon a sale of more than 75% of the assets of Summit or if more than 50% of the outstanding shares of Summit have been acquired by another company.

     SUMMIT SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information regarding the beneficial ownership of Summit common stock, as of November 30, 1999, by (a) each person known by Summit to be the beneficial owner of more than 5% of the outstanding shares of Summit common stock, (b) each of the executive officers and directors of Summit, and (c) all directors and executive officers of Summit as a group. Unless otherwise noted in the footnotes to the table, Summit believes that the persons named in the table have sole voting and investing power with respect to all shares of common stock indicated as being beneficially owned by them.

                                                              NUMBER OF SHARES
NAME OF BENEFICIAL OWNER                                    BENEFICIALLY OWNED(1)   PERCENT OF TOTAL(1)
------------------------                                    ---------------------   -------------------
Dimensional Fund Advisors Inc.(2).........................        1,348,000                 8.5%
  Massi McGuire
  1299 Ocean Avenue
  Santa Monica, CA 90401
Amihai Ben-David(8).......................................          987,730                 6.3%
  DCL Technologies Ltd.
  P.O. Box 544
  46105 Herzlia, Israel
DCL Technologies Ltd.(3)..................................          977,730                 6.2%
  Amihai Ben-David
  P.O. Box 544
  46105 Herzlia, Israel
Paul J. Schupf Associates(4)..............................          779,100                 4.9%
  Paul J. Schupf
  27 Payne Street
  Hamilton, NY 13346
Richard Davenport.........................................          468,582                 3.0%
C. Albert Koob(5).........................................           49,956                   *
Guy Moshe(6)..............................................           81,075                   *
Eric Benhayoun(7).........................................           52,445                   *
William Botts(9)..........................................           62,500                   *
Steven P. Erwin(10).......................................           25,000                   *
Barbara M. Karmel, Ph.D.(11)..............................           21,000                   *
All directors and executive officers as a group (10               1,812,036                10.7%
  persons)(12)............................................

------------------------

  * Represents less than 1% of the total.

 (1) Based on 15,814,487 shares of Common Stock outstanding as of December 31, 1999. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days upon the exercise of options. Calculations of percentage of beneficial ownership assume the exercise by only the respective named stockholder of all options for the purchase of Common Stock held by such stockholder which are exercisable within 60 days.

 (2) As indicated in the Schedule 13G filed by Dimensional Fund Advisors, Inc. pursuant to the Exchange Act on November 15, 1999.

 (3) Includes 947,730 shares held by DCL Holding &Investments in Technology
     (1993) Ltd., A wholly owned subsidiary of DCL Technologies Ltd. DCL Technologies Ltd. Is and Israeli public company, the shares of which are traded on the Tel-Aviv stock exchange. The Company believes that the following stockholders own at least 5% of the outstanding shares of DCL Technologies,

     Ltd.: Comverse Technologies, Inc., ISCAL Holdings Ltd., Uri Melamed, Bank Hapoalim, Danbar Ltd. and Amihai Ben-David.

 (4) As indicated in the Schedule 13G filed by Paul J. Schupf Associates pursuant to the Exchange Act on November 15, 1999.

 (5) Includes 49,956 shares issuable upon exercise of options within sixty (60) days of December 31, 1999.

 (6) Includes 81,075 shares issuable upon exercise of options within sixty (60) days of December 31, 1999.

 (7) Includes 49,936 shares issuable upon exercise of options within sixty (60) days of December 31, 1999.

 (8) Includes 947,730 shares held by DCL Holding & Investments in Technology
     (1993) Ltd. and 30,000 shares held by DCL Technologies Ltd. Mr. Ben-David is the Chief Executive Officer and Chairman of DCL Technologies Ltd. and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Also includes 10,000 shares issuable upon exercise of options within sixty (60) days of December 31, 1999.

 (9) Includes 40,000 shares issuable upon exercise of options within sixty (60) days of December 31, 1999.

 (10) Includes 20,000 shares issuable upon exercise of options within sixty (60) days of December 31, 1999.

 (11) Includes 20,000 shares issuable upon exercise of options within sixty (60) days of December 31, 1999.

 (12) Includes 318,898 shares issuable upon exercise of options within sixty
      (60) days of December 31, 1999.

                     PRO FORMA COMBINED SECURITY OWNERSHIP
                  OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information regarding the beneficial ownership of common stock on a pro forma basis of the combined company as of December 31, 1999 which includes Summit common stock outstanding as of December 31, 1999 and Viewlogic pro forma capital stock as of January 1, 2000 converted at the ratio of 0.67928 Viewlogic shares for each Summit share, of
(a) each beneficial owner of more than 5% of either the Summit common stock or the Viewlogic capital stock, (b) each of the executive officers and directors of the pro forma combined company, and (c) all directors and executive officers of the pro forma combined company as a group.

                                                              NUMBER OF SHARES
NAME OF BENEFICIAL OWNER                                    BENEFICIALLY OWNED(1)   PERCENT OF TOTAL(1)
------------------------                                    ---------------------   -------------------
The Sprout Group..........................................        9,509,920                29.6%
  300 Sand Hill Road
  Building 4, Suite 270
  Menlo Park, CA 94025
Synopsys, Inc.............................................        2,694,515                 8.4%
  700 East Middlefield Road
  Mountain View, CA 93404
Dimensional Fund Advisors, Inc............................        1,348,000                 4.2%
  Massi McGuire
  100 East Pratt Street
  Baltimore, MD 21202
DCL Technologies Ltd......................................          977,730                 3.0%
  Amihai Ben-David
  P.O. Box 544
  46105 Herzlia, Israel
Needham Capital Partners II, L.P..........................          849,100                 2.6%
  445 Park Avenue
  New York, NY 10022
Paul J. Schupf Associates.................................          779,100                 2.4%
  Paul J. Schupf
  27 Payne Street
  Hamilton, NY 13346
Lorne Cooper..............................................                0                 0.0%
Keith B. Geeslin..........................................        9,509,920                29.6%
William J. Herman.........................................          860,047                 2.7%
Richard G. Lucier.........................................          679,280                 2.1%
Gary L. Kiaski............................................          180,840              *
Kevin P. O'Brien..........................................          180,847              *
Peter T. Johnson..........................................          142,649              *
Guy Moshe.................................................           81,075              *
William Botts.............................................           62,500              *
Eric Benhayoun............................................           52,445              *
Paula J. Cassidy..........................................           45,210              *
Steven P. Erwin...........................................           25,000              *
All directors and executive officers as a group                  11,819,805                36.8%
  (11 persons)............................................

------------------------

  * Represents less than 1% of the total.

 (1) Based on 32,095,470 shares of the combined company common stock outstanding as of December 31, 1999 on a pro forma basis. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days upon the exercise of options. Calculations of percentage of beneficial ownership assume the exercise by only the respective named stockholder of all options for the purchase of Common Stock held by such stockholder which are exercisable within 60 days.

                               VIEWLOGIC BUSINESS

INTRODUCTION

    Viewlogic offers productivity enhancing software and services for the electronic design automation market. Viewlogic's products automate the design entry, analysis and testing of any electronic system or product. An electronic products is a product that is defferentiated from competitive products through its electronic content, including:

    - electrical devices, known as printed circuit boards, that contain multiple chips and other components to create larger electrical functions;

    - high-speed components, cabling and interconnects;

    - field programmable gate arrays; and

    - less complicated field programmable gate arrays known as programmable logic devices; and

    - entire electronic systems or products.

    Viewlogic's service offerings help large organizations developing electronic products to become more productive, adopt new methods for designing their products and accelerate their adoption of new software tools.

    Viewlogic markets and supports its software and services worldwide through direct and indirect distribution channels to the communications, networking, consumer electronics, computer, medical, industrial and automotive industries. The electronic products developed by companies in these industries include everything from cellular telephones and personal organizers to network equipment, personal computers and laptop computers, modems, automated teller machines, televisions, video cassette recorders and even automobiles and airplanes.

VIEWLOGIC STRATEGY

    Viewlogic's strategic objective is to become the leading provider of software and services that help automate the design of electronic products. Viewlogic plans to sell its products and services to electronic product design companies worldwide, primarily in the following industry segments:

    - communications and networking;

    - consumer electronics;

    - computers and related devices;

    - automotive; and

    - industrial and medical.

    Viewlogic intends to compete in these segments by developing differentiated products and services that address the special requirements for the design of electronic products by companies in these industries.

    Two key issues dominate the design of electronic products today. First, unprecedented design complexity has exceeded man's ability to efficiently address design issues unaided, requiring increased automation of the process for the design of electronic products. Second, design problems are occurring in the gaps between design stages as indicated in Figure 1 on page 72.

    Viewlogic intends to become the leading provider of design automation software and services for electronic products by virtue of its product and market strengths and its focus on addressing key electronic product design challenges. Viewlogic believes that the greatest advances in producing a competitive electronic product will not come solely through incremental improvements in the chip design process, but rather by creating an electronic product design environment that enables design and testing at more conceptual level and across design stages and engineering disciplines. To achieve this electronic product design automation environment takes a special focus.

    Since October 1998, Viewlogic has chosen to focus on the field-programmable gate array, printed circuit board and system-level design automation markets. Most major competitors have focused their resources on solving the challenges of application-specific integrated circuit design automation.

    Viewlogic's market strategy is to focus on the following application segments:

    - System-level design automation--the determination of whether functions should be performed by hardware (and the type of hardware) or software, design and testing;

    - Chip-in-system design--the design of field-programmable gate arrays, programmable logic devices, and printed circuit boards;

    - Interconnect design--the design of cables and the connections of various devices within an electronic product; and

    - Collaborative design--Internet-enabled design data management, component information management, component library development and maintenance, the re-use of designs, and integration with other systems within the design environment.

VIEWLOGIC PRODUCTS

    Viewlogic's software products enable electrical engineers to design state-of-the-art electronic products more efficiently, while reducing development costs and reducing the time to get products to market. These software products help designers to translate their ideas into designs and verify the accuracy and manufacturability of those designs.

    eProduct Designer, Viewlogic's umbrella design environment offers engineers a user interface based on the familiar Windows environment. eProduct Designer also has been created as an "Internet-aware" suite of tools. This enables the product design and related data to be located anywhere on the Internet. The related data can consist of many disparate data sources such as engineering, purchasing and manufacturing that are merged and presented in an accessible format through eProduct Designer. Data management tools enable versions of designs to be created, and enable teams of engineers to work simultaneously on the same design data from any site in the world.

    Through Viewlogic's eProduct Designer design capture environment, engineers can enter and maintain their design throughout the entire design process. Viewlogic's tool suites are organized around the specific challenges systems designers face, including printed circuit board design, field programmable gate array design, high-speed design, design verification and enterprise integration.

    The printed circuit board design portion of Viewlogic's eProduct Designer environment is based on ViewDraw, used for graphical capture and manipulation of the design, itself. With ViewDraw, ViewSim, Viewlogic's simulation tool, and the company's printed circuit board Netlisters, the software tools that convert the graphical design into a format readable by other design tools, form the backbone of Viewlogic's design methodology. Additionally, Viewlogic also offers the Fusion co-simulation products, SpeedWave and ViewAnalog. Viewlogic also sells and supports other simulation products such as VCSi and VCS Express under a license agreement with Synopsys.

    As the speed at which electronic products run continually increases and the speed at which the signals in the product continually drop, traditional system design methods are no longer adequate. Viewlogic's High-Speed System Design products allow designers to consider high-speed effects early and throughout the design process so that they can eliminate this new class of design errors before being prototyped in manufacturing.

    Viewlogic's High Speed System Design product line includes:

    - BLAST: for analyzing the speed of various parts of the design to ensure that the product will function correctly;

    - XTK: for analyzing the effects that one connection on the printed circuit board may have on another;

    - QUIET and QUIET Expert: for analyzing the potential for electrical radiation from a wire;

    - AC Grade: for analyzing the effect of large ground-plane signal changes on the rest of the printed circuit board; and

    - ISIS Preview: for producing a graphical diagram of how chips are located on the printed circuit board and relocating those chips as needed.

    Viewlogic's field programmable gate array design solution consists of the following:

    - HDLPad: for editing the textual description of the field programmable gate array;

    - ViewDraw: for graphical entry of the design;

    - StateCAD: for a high-level graphical description of the function of the field programmable gate array; and

    - Fusion for simulation of designs to test whether the function of the design matches its expectations.

    For field programmable gate array synthesis (to translate and optimize the design), Viewlogic partners with Synopsys to sell and support FPGA Express.

    Viewlogic's IntelliFlow automated process manager pulls the entire field programmable gate array solution together. With IntelliFlow, users can control their design process from a single, easy-to-use graphical interface. IntelliFlow manages the tools and data throughout the entire field programmable gate array design process, even running the applicable device vendor's place and route tools--those tools used for the final physical design of the chip.

    To enhance productivity in a geographically diverse company or enterprise, Viewlogic has a set of Internet-enabled design data management tools called Design Exchange. These tools include:

    - Dx Databook: for chip search and selection from a local or corporate database;

    - Dx Library Studio: for centralized chip and model (an electrical description of the chip) management; and

    - Dx Data Manager: for team-based, work-in-progress design data management.

    Design Exchange tools allow disperse teams of designers to work together over the Internet or an Intranet and link to a customer's other systems, so that design teams can work with the approved library of electronic components and with manufacturing groups within their company.

    New product offerings in eProduct Designer include:

    - ePlanner. A new product that simulates electrical characteristics before producing the printed circuit board. ePlanner allows the user to enter overall product design constraints into the software tool and to specify many physical design aspects of a printed circuit board long before committing the design to manufacturing.

    - eArchitect. A product for design specification and determining whether functions should be performed by hardware or software and making other critical system-level tradeoffs during the early stages of the electronic product design process.

    - Dx Variant Manager. Provides web-based capabilities that enable designs to be reused and customized.

    In August 1999, Viewlogic acquired Transcendent Design Technology, Inc. Viewlogic plans to merge Transcendent's products into Viewlogic's eProduct Designer tools to provide solutions from concept through the manufacturing of complex systems. The Transcendent product family includes:

    - TransCable, a design environment for the design of cables and connectors;

    - TransDatabook, a parts library (containing previously designed cables and connectors) browser system;

    - TransLayout, for synthesizing cable connectors;

    - Interfaces to mechanical computer aided design systems; and

    - TransAnalysis, for simulating the electronic effects of wire harness and cable systems within electronic products.

VIEWLOGIC CUSTOMERS

    Users of Viewlogic's products range from small companies to some of the world's largest manufacturing organizations. Industries represented include computers, consumer electronics, semiconductors, telecommunications, military/defense, aerospace, industrial, medical equipment and universities.

VIEWLOGIC BACKLOG

    Viewlogic generally ships its products within 30 days after acceptance of a customer purchase order and execution of a license agreement. Accordingly, Viewlogic does not believe that its backlog at any particular point in time is indicative of future sales levels.

VIEWLOGIC SALES

    Viewlogic has developed multiple distribution channels, including a direct sales organization, telesales, independent distributors, value-added resellers, and strategic sales alliances with certain significant semiconductor and printed circuit board layout software vendors.

    DIRECT SALES ORGANIZATION. Viewlogic markets its products in North America, Europe, China and Japan primarily through a direct sales organization, which consisted of 96 salespersons and application engineers as of September 30, 1999. Viewlogic currently has 18 sales offices located throughout North America, Europe, Japan and the Far East.

    Direct Sales teams, generally consisting of one salesperson and one application engineer, focus on large accounts in assigned territories. These sales teams are responsible for all sales activities within their assigned territories and coordinate the activities of distributors and value-added resellers. Application engineers specializing in certain products are assigned to each sales territory and support individual sales teams. Each member of Viewlogic's direct sales and support teams is assigned sales quotas and has a significant portion of their compensation based on sales performance. Approximately 50% and 30% of expected compensation for salespersons and application engineers respectively are typically based on sales performance.

    The telesales channel consists of telesales representatives covering assigned geographic territories in North America and Europe. These representatives are an inside counterpart to the field, focusing on upgrading and servicing the installed customer base. They provide sales support for renewal maintenance, software sales and otherwise upgrade existing customers by selling additional seats.

Approximately 45% of expected compensation for a telesales representative is based on sales performance.

    DISTRIBUTORS. Viewlogic appoints independent distributors to market its products to customers not served by Viewlogic's direct sales organization. Viewlogic uses distributors as its principal distribution channel in much of Asia, and currently has distributors covering Israel, Taiwan, Korea, Australia, Singapore, China and India. Distributors are also appointed in the United States, Japan and Europe to supplement Viewlogic's direct sales efforts by focusing on customers not served by direct sales teams.

    VALUE-ADDED RESELLER. Viewlogic has established a broad-based VAR distribution network. This group primarily focuses on selling Viewlogic's Workview Office tools to the small and medium size accounts of electronic engineers in North America.

VIEWLOGIC MARKETING

    Viewlogic's marketing organization performs the product marketing, technical marketing, corporate communications and strategic marketing functions. The group consists of 19 marketing professionals with specialized technical knowledge and experience in the design automation software business. The marketing organization:

    - develops strategy and identifies target markets;

    - keeps abreast of customer design methodologies;

    - identifies customer requirements and new product opportunities;

    - establishes product vision and direction for both existing products and new products;

    - provides the sales channel with training, competitive analyses, pricing, packaging, collateral materials, demonstrations and reference accounts; and

    - provides marketing communications support for branding, visibility and lead generation through press relations, advertising, direct mail, promotions, trade shows, seminars and web sites.

VIEWLOGIC COMPETITION

    The electronic design automation industry is highly competitive and Viewlogic expects competition to increase as other electronic design automation companies introduce software tools used to design electronic products. Viewlogic principally competes with Cadence Design Systems, Inc. and Mentor Graphics Corporation and a number of smaller firms. Indirectly, Viewlogic also competes with other firms that offer alternatives to electronic product design automation tools and could potentially offer more directly competitive products in the future. Certain of these companies have significantly greater financial, technical, sales and marketing resources and a larger installed customer bases than Viewlogic. They also have established relationships with many customers which can increase the complexity, difficulty and time required to compete for business from these customers. Some of Viewlogic's current and future competitors offer a more complete range of electronic design automation products and may distribute products that directly compete with Viewlogic's products.

    Viewlogic competes on the basis of certain factors including:

    - product capabilities;

    - product performance and capacity;

    - availability of electronic chip information;

    - price;

    - support of industry standards;

    - ease of use;

    - first to market; and

    - customer technical support and service.

Viewlogic believes that it competes favorably overall with respect to these factors. However, in particular cases, Viewlogic's competitors may offer products with functionality which is sought by Viewlogic's prospective customers and which differs from that offered by Viewlogic. In addition, some competitors may achieve a marketing advantage by establishing formal alliances with other electronic design automation vendors and chip manufacturers. Further, the electronic design automation industry in general has experienced significant consolidation in recent years, and the acquisition of one of Viewlogic's competitors by a larger, more established electronic design automation vendor could create a more significant competitor. Viewlogic may not be able to compete successfully against current and future competitors. Viewlogic's current and future competitors may be able to develop products comparable or superior to those developed by Viewlogic or adapt more quickly than Viewlogic to new technologies, evolving industry trends or customer requirements. Increased competition could result in price reductions, reduced margins and loss of market share, all of which could have a material adverse effect on Viewlogic's business, financial condition, results of operations or cash flows.

VIEWLOGIC PRODUCT DEVELOPMENT

    Viewlogic's product development efforts are focused on enhancing and broadening its current line of products, including the development of new products and the release of improved versions of existing products on a regular basis. Most of Viewlogic's products to date represent the evolution of its core Workview Office and Powerview product lines, plus ongoing developments utilizing resources and technologies gained in recent acquisitions. As of September 30, 1999, Viewlogic's product development and customer support staff consisted of 98 persons. Viewlogic's product development staff receives support from both Viewlogic's consulting services personnel and its product and industry marketing organization to enable it to develop products that satisfy market requirements.

    Viewlogic maintains cooperative relationships with most major hardware vendors on which Viewlogic's products operate, as well as with new hardware vendors who desire Viewlogic to modify its products for operation on their computer systems. Viewlogic believes that these relationships allow it to design products that respond to emerging trends in computing, graphics and networking technologies. In certain instances, these relationships include joint marketing agreements that primarily outline a procedure for communication between Viewlogic and the vendor with respect to technology and possible sales leads.

    During the fiscal years ended December 31, 1997 and January 2, 1999 and the nine months ended October 2, 1999, Viewlogic's research and development expenses were $14,954, $10,028 and $8,380, respectively. Viewlogic believes that it must continue to commit substantial resources to enhance and extend its product line to remain competitive. Viewlogic intends to continue to devote substantial resources to its internally-funded product development and, if appropriate, to enter into development agreements with third parties.

VIEWLOGIC SERVICE AND SUPPORT

    A key part of Viewlogic's strategy to help make its customers successful is to provide a wide range of support services including on-site and hot-line support for designers, in-house and on-site training on all products and consulting services for specialized tool development, tool and methodology training and design work. Viewlogic believes its focus on customer service has helped it achieve a high degree of customer satisfaction.

    Product support is provided pursuant to maintenance agreements that generally extend for one year after the expiration of the product warranty, which is generally thirty days, and are renewable annually thereafter. The standard annual maintenance fee charged to customers is currently 15% of the then-current list price for the product. Viewlogic's distributors and strategic sales partners charge their customers for maintenance and remit a negotiated portion to Viewlogic. Training and consulting services are generally not included in Viewlogic's software license or maintenance fees and are usually provided on a separately negotiated basis.

    PRODUCT REVISIONS AND UPGRADES. Customers with maintenance agreements receive all product revisions without additional charge. Product upgrades, which add significant new product functionality, are provided to customers for a fee which is generally equal to the difference between the list price for the upgrade and the license fee previously paid by the customer for the applicable product.

    ON-SITE AND HOT LINE SUPPORT. Support is available to Viewlogic's software users on both a pre-and post-sale basis. Application engineers work directly with Viewlogic's direct sales force to provide on-site support that is often needed during critical stages of the user's evaluation and design process.

    The majority of Viewlogic's customers requiring support contact Viewlogic through Viewlogic's toll-free hotlines, which allow users access to engineers who are knowledgeable in the use of the product. Support is available from 8:30 a.m. to 8:00 p.m., Eastern Standard Time, Monday through Friday, excluding holidays. In addition to the hotline, questions or suggestions can be submitted by fax, an electronic bulletin board or the Internet network mail system.

    In addition, post-sales product application support is provided to customers through a series of automated support channels, including:

    - a quarterly technical support newsletter providing answers to common questions;

    - an electronic bulletin board system providing a forum for exchanging data and idea; and

    - a fax-on-demand system enabling customers to retrieve faxes of technical application notes.

    An automatic call distribution system connects North American support callers with technical support personnel based in Marlboro, Massachusetts, San Jose, California and Camarillo, California. Additionally, technical support personnel based in California, Massachusetts, the United Kingdom and Japan have immediate access to shared, problem-solving technical information via a sophisticated on-line software support system.

    CUSTOMER TRAINING. Viewlogic offers a variety of training programs for users ranging from introductory, broad-based courses to advanced and specialized courses. Training is offered at Viewlogic's facilities in Marlboro, Massachusetts, San Jose, California, London, Marseilles, Munich and Tokyo. On-site training is also available.

    VIEWLOGIC CONSULTING SERVICES. The Viewlogic Consulting Services Group is a global consulting organization staffed by experts in electronic design. The goal of the Viewlogic Consulting Services Group is to meet the diverse and demanding needs of customers designing today's complex systems. The Viewlogic Consulting Services Group provides a complete line of consulting services including training, product jumpstart programs, product design methodology assessment and partial or full design implementation. Other specialized services include systems integration, design database translation and custom library development.

VIEWLOGIC PROPRIETARY RIGHTS

    Viewlogic relies on a combination of contracts, patents, copyright and trade secret laws to establish and protect proprietary rights in its technology. Viewlogic generally licenses and distributes its products under written agreements providing for non-exclusive licenses. The licensed software may be used solely for internal operations on designated computers or networks. The source code of Viewlogic's products is protected both as a trade secret and as an unpublished copyrighted work and is not generally made available to third parties. Despite these precautions, third parties may unlawfully copy or otherwise obtain and use Viewlogic's products or technology without authorization.

VIEWLOGIC EMPLOYEES

    As of September 30, 1999 Viewlogic had 278 employees, including 117 in marketing and sales, 66 in product research and development, 52 in customer support, consulting and training, 12 in manufacturing and sales administration and 31 in general and administrative activities. None of Viewlogic's employees is represented by a labor union or is subject to a collective bargaining agreement. Viewlogic has never experienced a work stoppage and believes that its employee relations are excellent.

VIEWLOGIC PROPERTIES

    Viewlogic occupies 74,683 square feet of space at its headquarters in Marlboro, Massachusetts under a lease expiring in 2002, subject to Viewlogic's right to extend the lease for up to six additional years. Viewlogic also leases 16,965 square feet in San Jose, California, 21,000 square feet in Camarillo, California, 13,829 square feet of office space in the United Kingdom and a number of small sales and support offices in locations in North America, Europe and Asia.

VIEWLOGIC LEGAL PROCEEDINGS

    Viewlogic is not a party to any material legal proceedings.

                  VIEWLOGIC SELECTED HISTORICAL FINANCIAL DATA

    The following selected historical financial data of Viewlogic should be read in conjunction with Viewlogic's consolidated financial statements and the related notes, "Viewlogic Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included elsewhere in this joint proxy statement/prospectus. The selected financial data set forth below for Viewlogic for years ended December 31, 1997 and January 2, 1999 as well as the nine months ended October 2, 1999 have been derived from, and should be read in conjunction with, Viewlogic's audited consolidated financial statements and the accompanying notes, which are contained elsewhere in this joint proxy statement/prospectus. Viewlogic's results of operations for each of the nine month periods ended October 3, 1998 and October 2, 1999 are not necessarily indicative of its results of operations for the entire year.

    The results of operations for the fiscal years prior to December 31, 1997 are derived from the historical financial statements of an entity of which the Viewlogic business was previously a part. Viewlogic does not have balance sheet data for its business prior to December 31, 1997. See further discussion in Viewlogic's "Management Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                   YEAR ENDED              NINE MONTHS ENDED
                                                                           ---------------------------   ----------------------
                                           DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    JANUARY 2,      OCT. 3,     OCT. 2,
                                               1995            1996            1997           1999          1998         1999
                                           -------------   -------------   -------------   -----------   -----------   --------
REVENUE:
  Software...............................     $42,758         $34,691         $29,071       $ 22,683       $17,070     $ 19,107
  Services and other.....................      32,223          34,935          34,916         32,554        24,095       21,710
                                              -------         -------         -------       --------       -------     --------
    Total revenue........................      74,981          69,626          63,987         55,237        41,165       40,817
                                              -------         -------         -------       --------       -------     --------
COSTS AND EXPENSES:
  Cost of software.......................       6,594           5,624           3,340          5,113         3,639        4,507
  Cost of services and other.............       7,921           8,802           7,513          5,080         3,522        4,698
  Selling and marketing..................      31,238          28,914          24,897         18,953        13,299       16,640
  Research and development...............      10,078          11,901          14,954         10,070         7,496        8,518
  General and administrative.............       5,631           5,529           4,054          3,717         2,938        3,153
  Amortization of goodwill and other
    intangibles..........................                          --              --             --            --          354
  Litigation Settlement and related
    costs................................                          --           4,500             --            --           --
  Restructuring charge...................                          --           6,725             --            --           --
  Transaction costs......................                          --              --            452           452           --
                                              -------         -------         -------       --------       -------     --------
    Total operating expenses.............      61,462          60,770          65,983         43,385        31,346       37,870
                                              -------         -------         -------       --------       -------     --------
INCOME (LOSS) FROM OPERATIONS............      13,519           8,856          (1,996)        11,852         9,819        2,947
                                              -------         -------         -------       --------       -------     --------
OTHER INCOME (EXPENSE):
    Other income (expense), net..........                                         (71)        (1,932)       (1,762)      (1,172)
                                                                              -------       --------       -------     --------
INCOME (LOSS) BEFORE INCOME TAXES........                                      (2,067)         9,920         8,057        1,775
PROVISION (BENEFIT) FOR INCOME TAXES.....                                        (868)         4,053         3,261          708
                                                                              -------       --------       -------     --------
NET INCOME (LOSS)........................                                     $(1,199)      $  5,867       $ 4,796     $  1,067
                                                                              =======       ========       =======     ========
EARNINGS PER SHARE
  Net income per common share
    Basic................................                                                   $   1.48       $  1.21     $   0.22
                                                                                            ========       =======     ========
    Diluted..............................                                                   $   0.73       $  1.21     $   0.05
                                                                                            ========       =======     ========
  Weighted average shares outstanding
    Basic................................                                                      3,966         3,966        4,861
                                                                                            ========       =======     ========
    Diluted..............................                                                      7,999         3,966       21,631
                                                                                            ========       =======     ========
BALANCE SHEET DATA
  Working capital (deficit)..............                                     (14,719)        (6,509)                    (8,224)
  Total assets...........................                                      25,377         24,892                     29,103
  Long-term debt, less current
    maturities...........................                                         130         15,873                     14,080
  Redeemable preferred stock.............                                                     32,000                     32,000
  Stockholders' (deficiency).............                                      (5,629)       (47,845)                   (44,822)

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
          VIEWLOGIC MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

IMPORTANT NOTE ABOUT FORWARD-LOOKING STATEMENTS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED IN THIS JOINT PROXY STATEMENT/PROSPECTUS. THIS ITEM CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934 THAT INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE INDICATED IN SUCH FORWARD-LOOKING STATEMENTS. FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY INCLUDE THOSE SET FORTH UNDER "RISK FACTORS" COMMENCING ON PAGE 10.

OVERVIEW

    Viewlogic operates in the United States and international markets developing, marketing and providing technical support for a comprehensive family of software tools used by engineers in the design of advanced electronic products and systems. Viewlogic currently markets and sells its products worldwide through multiple distribution channels, including independent distributors, value added resellers, a direct sales organization, telesales and strategic sales alliances with OEM partners.

    On December 4, 1997, a company which offered two primary product lines--tools used by engineers designing integrated circuits and tools used by engineers designing printed circuit boards and complete systems--became a wholly owned subsidiary of Synopsys, Inc. in a transaction accounted for as a pooling of interests. That company was also called Viewlogic Systems, Inc. and we refer to it as the Prior Viewlogic. On January 1, 1998, the Prior Viewlogic transferred the integrated circuit design tools business and other assets to Synopsys leaving only the printed circuit board and complete system design tools business in the Prior Viewlogic. Synopsys created a new legal entity to conduct the printed circuit board and complete system design tools business of the Prior Viewlogic, which became Viewlogic in a corporate reorganization on March 31, 1998. For the period from December 4, 1997 through October 2, 1998, Viewlogic operated as a wholly owned subsidiary of Synopsys and some treasury services were provided by Synopsys at no charge. The fair value of these services was not significant. On October 2, 1998, a group of investors purchased 16.0 million shares of Viewlogic's preferred stock for $32.0 million and Viewlogic borrowed $18.0 million from a commercial bank. Synopsys received the proceeds from these financings through a recapitalization of Viewlogic. As a result of these transactions, the investors owned 80.1% of the capital stock of Viewlogic and Synopsys owned 19.9%. These transactions were accounted for as a recapitalization (see Note 2 of Notes to Viewlogic Consolidated Financial Statements).

    The results of operations for the year ended December 31, 1997 represent the results of the printed circuit board and complete system design tools business derived from the historical financial statements of the Prior Viewlogic and exclude the integrated circuit design tools business. During 1997, the Prior Viewlogic established separate departments to capture product development, technical support and product marketing expenses of both the printed circuit board and complete system design tools business and integrated circuit design tools business. In addition, the Prior Viewlogic segregated its revenue and product costs and created income statements for each business. Prior to December 4, 1997, the Prior Viewlogic centralized many administrative, marketing and other services. In addition, the Prior Viewlogic distributed both its integrated circuit design tools and printed circuit board and complete system design tools products primarily through one combined sales force. Accordingly, Viewlogic has made allocations of these expenses based on revenue, personnel, space, estimates of time spent to provide services or other appropriate bases. Viewlogic's management believes that the Prior Viewlogic made these allocations on a reasonable basis. However they are not necessarily indicative of the costs that would have been incurred on a stand-alone basis.

    Before 1997, the Prior Viewlogic did not prepare internal income statements for the integrated circuit design tools and printed circuit board and complete system design tools business and therefore did not capture revenue and costs in the same manner as it did in 1997. To prepare the financial data

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
for the printed circuit board and complete system design tools business for the years ended December 31, 1995 and December 31, 1996, Viewlogic made assumptions in order to classify revenue as related to either printed circuit board and complete system design tools or integrated circuit design tools. Where possible, the identifiable direct costs of printed circuit board and complete system design tools revenue have been reflected as direct expenses. In addition to these direct expenses, all expenses which could not be clearly identified as integrated circuit design tools or printed circuit board and complete system design tools expenses have been allocated on bases which Viewlogic's management believes are appropriate, similar to 1997. Based on this methodology, Viewlogic's management believes the attached income statements for 1995 and 1996 reasonably approximate the revenue, costs and expenses of the printed circuit board and complete system design tools business on a historical basis.

    At the end of 1997, the Prior Viewlogic restructured its operations and, 222 employees were retained by the printed circuit board and complete system design tools business, 291 employees transferred to Synopsys and 217 people were terminated. During the nine months of calendar year 1998 during which Viewlogic was a wholly owned subsidiary of Synopsys, its primary goal was to optimize short-term profitability. Viewlogic sought to achieve this goal by reducing its consulting, sales, marketing and research and development expenditures and focusing its remaining resources primarily on servicing its installed base of customers. Since October 2, 1998, through September 30, 1999, Viewlogic increased staffing from 219 to 278. Viewlogic's management believes this increase was appropriate in order to build its business for the long term.

RECENT RESULTS (UNAUDITED)

    Although its audit for the fiscal year ended January 1, 2000 is not yet complete, Viewlogic expects that its financial results for that period will be as follows: revenue is expected to be approximately $53.5 million, consisting of $23.9 million from software and $29.6 million from services; total costs and expenses are expected to be approximately $51.3 million; income from operations is expected to be approximately $2.2 million; and net income is expected to be approximately $.3 million. Revenue for the year ended January 1, 2000 decreased approximately 3% from revenue for the year ended January 2, 1999, primarily due to a decrease in maintenance revenue and partially offset by an increase in revenue from software and consulting. Total costs and expenses for the year ended January 1, 2000 increased approximately 18% from total cost and expenses for the year ended January 2, 1999, primarily due to higher personnel related costs, amortization of stock compensation and amortization of intangibles.

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
RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, the percentage of revenue of certain items in Viewlogic's Condensed Consolidated Statements of
Income:

                                                                                      NINE MONTHS
                                                           YEAR ENDED                    ENDED
                                                 ------------------------------   -------------------
                                                 DEC. 31    DEC. 31     JAN. 2     OCT. 3     OCT. 2
                                                   1996       1997       1999       1998       1999
                                                 --------   --------   --------   --------   --------
Revenue:
Software.......................................     50%        45%        41%        41%        47%
Services and other.............................     50         55         59         59         53
                                                   ---        ---        ---        ---        ---
Total Revenue..................................    100        100        100        100        100
                                                   ---        ---        ---        ---        ---
Cost and expenses:
Cost of software...............................      8          5          9          9         11
Cost of services and other.....................     13         12          9          9         11
Sales and marketing............................     42         39         34         32         41
Research and development.......................     17         23         18         18         21
General and administrative.....................      8          6          7          7          8
Amortization...................................     --         --         --         --          1
Non-recurring charges..........................     --         18          1          1         --
                                                   ---        ---        ---        ---        ---
Total cost and expenses........................     87        103         78         76         93
                                                   ---        ---        ---        ---        ---
Income (loss) from operations..................     13         (3)        22         24          7
Other income (expense), net....................                 0         (3)        (4)        (3)
                                                              ---        ---        ---        ---
Income (loss) before income taxes..............                (3)        19         20          4
Provision for income taxes.....................                (1)         7          8          1
                                                              ---        ---        ---        ---
Net income (loss)..............................                (2%)       12%        12%         3%
                                                              ===        ===        ===        ===

NINE MONTHS ENDED OCTOBER 3, 1998 AND OCTOBER 2, 1999

    Revenue

    For the nine months ended October 3, 1998 and October 2, 1999, Viewlogic's total revenue decreased 1% from $41.2 million to $40.8 million. The decrease in revenue was due to a 10% drop in service revenue which was offset primarily by an increase in software license revenue. As a percentage of total revenue, software license revenue increased from 41% for the nine months ended
October 3, 1998 to 47% for the nine months ended October 2, 1999. Software license revenue for the nine months ended October 3, 1998 and October 2, 1999 increased 12% from $17.1 million to $19.1 million. Since the recapitalization on October 2, 1998, Viewlogic has increased its direct sales staff and marketing expenditures. Viewlogic believes that this has led to increased software license sales, particularly in the number of large dollar orders. Service revenue decreased from $24.1 million for the nine months ended October 3, 1998 to $21.8 million for the nine months ended October 2, 1999 due to decreased maintenance revenues. The decrease was primarily attributable to several major customers not renewing their maintenance contracts due to the fact they were using Viewlogic's products in applications related to integrated circuit design tools, which are no longer fully supported by Viewlogic. In addition, a number of Viewlogic's customers migrated their products from the version based on the Unix operating system to the version based on the Microsoft Windows NT operating system, which have lower maintenance prices. Training and consulting revenues remained relatively unchanged for the nine months ended October 3, 1998 and October 2, 1999.

    Revenue generated from European operations was $6.3 million and $6.6 million for the nine months ended October 3, 1998 and October 2, 1999, respectively, or 16% of total Viewlogic revenue in

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
each period. Revenue from Japan was $3.4 million and $3.2 million, or 8% of total Viewlogic revenue in each period. No customer accounted for more than 10% of revenue in either period.

    Cost of Revenue

    COST OF SOFTWARE REVENUE

    Cost of software revenue increased 24% from $3.6 million for the nine months ended October 3, 1998 to $4.5 million for the nine months ended October 2, 1999, primarily due to increased royalty costs payable to Synopsys resulting from new licensing arrangements entered into at the time of the recapitalization. The amortization of capitalized software included in cost of software revenue for the nine months ended October 3, 1998 was $684,000 and $694,000 for the nine months ended October 2, 1999.

    COST OF SERVICES AND OTHER

    Cost of service revenue increased 33% from $3.5 million to $4.7 million and, as a percentage of service revenue, increased from 15% to 22% for the nine months ended October 3, 1998 and October 2, 1999. The increase was primarily due to an increase in Viewlogic's consulting staff in anticipation of future growth in this area.

    SALES AND MARKETING

    Sales and marketing expenses increased 25% from $13.3 million for the nine months ended October 3, 1998 to $16.6 million for the nine months ended
October 2, 1999. The increase was primarily attributable to higher personnel-related costs due to an increase in the number of worldwide sales and marketing personnel from 95 in September 1998 to 113 in September 1999. Another contributing factor was increased spending on marketing programs. Selling and marketing expenses, as a percentage of total revenue, increased from 32% to 41% for the nine months ended October 3, 1998 and October 2, 1999.

    RESEARCH AND DEVELOPMENT

    Research and development costs increased 14% from $7.5 million to $8.5 million for the nine months ended October 3, 1998 and October 2, 1999. The increase in research and development expenses primarily reflects higher personnel-related costs associated with Viewlogic's investment in new product development and enhancement of existing products. This includes the addition of staff associated with the purchase of assets from OmniView, Inc., which was completed during the first quarter of 1999, as well as the acquisition of Transcendent Design Technology, Inc. which was completed in August 1999. Research and development expense as a percentage of total revenue was 18% for the nine months ended October 3, 1998 and 21% for the nine months ended
October 2, 1999. The amount of software development costs capitalized for the nine months ended October 3, 1998 was $681,000 or 10% of research and development costs for that period and for the nine months ended October 2, 1999 was $811,000 or 11% of total research and development costs for that period.

    GENERAL AND ADMINISTRATIVE

    General and administrative expense increased from $2.9 million to $3.1 million for the nine months ended October 3, 1998 to October 2, 1999. General and administrative expense as a percentage of total revenue increased, from 7% to 8% for the nine months ended October 31, 1998 and October 2, 1999.

    AMORTIZATION OF INTANGIBLES

    On March 16, 1999, Viewlogic purchased some of the assets and intellectual property of OmniView, Inc. The purchase price consisted of $1.1 million in cash, 400,000 shares of Viewlogic's common stock and acquisition expenses and was allocated to the assets based on their fair value, including $1.2 million of intangible assets. On August 15, 1999, Viewlogic purchased Transcendent

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
Design Technology, Inc. by means of a subsidiary merger in which Viewlogic issued 724,000 shares of common stock and assumed options exerciseable into 78,000 additional shares of common stock. The allocation of the purchase price in this transaction resulted in $2.6 million of intangible assets. The intangibles created in these two transactions resulted in $354,000 of amortization expense for the nine months ended October 2, 1999.

    INTEREST EXPENSE NET

    Viewlogic incurred interest expense, net of interest income, of $894,000 for the nine months ended October 2, 1999 compared to net interest income received of $127,000 for the nine months ended October 3, 1998, primarily due to increased borrowings under Viewlogic's credit facility. In addition, during 1999 Viewlogic entered into capital lease agreements to finance the purchases of computer equipment and software increasing its capital lease obligation, which also contributed to the increase in interest expense.

    OTHER INCOME/(EXPENSE), NET

    Other income/(expense) consists of gains or losses on the disposal of property and equipment, foreign currency gains and losses and amortization of professional fees incurred in connection with Viewlogic's credit facility. Other expense was $1.9 million for the nine months ended October 3, 1998 and was $278,000 for the nine months ended October 2, 1999. During 1998 Viewlogic's Japanese subsidiary repaid an amount that had previously been treated as a long-term investment. The repayment of this amount resulted in a realized transaction loss of $1.4 million.

    INCOME TAXES

    The provision for federal and state income taxes decreased 78% from $3.3 million for the nine months ended October 3, 1998 to $708,000 for the nine months ended October 2, 1999, primarily due to the drop in income before taxes. The effective tax rate was 40% for each of the nine months ended October 3, 1998 and October 2, 1999.

YEARS ENDED DECEMBER 31, 1997 AND JANUARY 2, 1999

    Revenue

    Viewlogic derives its revenue primarily from software license fees, maintenance and services. Revenue from product or software sales is recognized upon shipment or delivery of the product provided that the license fee is fixed and determinable and collection is probable. Service revenues are derived from maintenance, training and consulting. Maintenance revenue is deferred and recognized ratably over the maintenance period. Revenue from training and consulting is recognized as the related services are performed.

    Viewlogic's total revenue decreased 14% from $64.0 million in the year ended December 31, 1997 to $55.2 million in the year ended January 2, 1999. This decrease resulted from a 22% decline in software revenue from $29.1 million for the year ended December 31, 1997 to $22.7 million for the year ended January 2, 1999. Viewlogic believes this decrease was a result of the restructuring that occurred after the merger of the Prior Viewlogic with Synopsys, which significantly reduced the number of direct sales representatives selling Viewlogic's products, and the amount spent on marketing programs. At the end of the year ended December 31, 1997, the Prior Viewlogic had over 78 field sales representatives selling its products. At the beginning of the year ended
January 2, 1999, Viewlogic was reorganized and the number of field sales representatives responsible for selling Viewlogic's products was reduced to 17. Service revenue decreased 7% from $34.9 million for the year ended December 31, 1997 to $32.6 million for the year ended January 2, 1999 due to a drop in training and consulting services, a decrease that was partially offset by an increase in maintenance revenue. Training and consulting revenue decreased year over year due to a reduction in Viewlogic's training and consulting resources at the end of 1997. Viewlogic believes that the maintenance revenue growth in the year ended January 2, 1999 was due primarily to Viewlogic focusing its efforts during 1998 on selling to, and

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
supporting, its existing installed base of customers. As a percentage of total revenue, software license revenue decreased from 45% in the year ended
December 31, 1997 to 41% in the year ended January 2, 1999 while service revenue, as a percentage of total revenue, increased from 55% in 1997 to 59% in 1998 due to the factors discussed above.

    Revenue generated in Europe was $10.8 million or 17% of total Viewlogic revenue for the year ended December 31, 1997 and was $8.6 million or 16% of total Viewlogic revenue for the year ended January 2, 1999. Viewlogic believes this decrease was due primarily to the above-described reduction in staffing. Revenue generated in Japan was $4.3 million or 7% of total Viewlogic revenue for the year ended December 31, 1997 and was $4.9 million or 9% of total Viewlogic revenue for the year ended January 2, 1999. Viewlogic believes this increase was mainly due to much of the revenue in Japan being derived from sales through distributors. Therefore the restructuring did not have a significant impact on those sales. No customer accounted for more than 10% of revenue in the years ended December 31, 1997 or January 2, 1999.

    Cost of Revenue

    COSTS OF SOFTWARE REVENUE

    Cost of software revenue consists primarily of expenses associated with product documentation, packaging, royalty costs, amortization of capitalized software and purchased technology, duplication and order administration.

    Cost of software revenue increased 53% from $3.3 million for the year ended December 31, 1997 to $5.1 million for the year ended January 2, 1999. Cost of software, as a percentage of software revenue increased from 11% for the year ended December 31, 1997 to 23% for the year ended January 2, 1999. The dollar amount and percentage increases were due primarily to an increase in royalty costs and amortization of capitalized software. Royalty costs increased approximately $1.0 million for the year ended January 2, 1999, as compared to the year ended December 31, 1997, primarily due to royalties paid to Synopsys during the year ended January 2, 1999 for products licensed from Synopsys that the Prior Viewlogic previously owned. Amortization of capitalized software increased approximately $379,000 from the year ended December 31, 1997 to the year ended January 2, 1999. This increase was primarily due to the relatively high amount of software capitalized during 1997 having a full year impact in 1998. The amortization of capitalized software included in cost of software revenue was $678,000 for the year ended December 31, 1997 and was $1.1 million for the year ended January 2, 1999.

    COST OF SERVICES AND OTHER

    Cost of services consists primarily of customer support, training expenses and the expense of consulting services provided to customers. Cost of service revenue decreased 32% from $7.5 million for the year ended December 31, 1997 to $5.1 million for the year ended January 2, 1999. This decrease was due primarily to Viewlogic reducing its consulting resources at the end of 1997 and de-emphasizing the consulting service business in order to achieve higher margins. Accordingly, cost of services, as a percentage of service revenue decreased from 22% for the year ended December 31, 1997 to 16% for the year ended January 2, 1999.

    SALES AND MARKETING EXPENSES

    Sales and marketing expenses decreased 24% from $24.9 million for the year ended December 31, 1997 to $18.9 million for the year ended January 2, 1999. This decrease was attributable primarily to the restructuring of Viewlogic at the end of calendar year 1997, as described above. Selling and marketing expenses, as a percentage of total revenue, decreased from 39% for the year ended December 31, 1997 to 34% for the year ended January 2, 1999.

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
    RESEARCH AND DEVELOPMENT EXPENSES

    Research and development expenses decreased 33% from $15.0 million for the year ended December 31, 1997 to $10.0 million for the year ended January 2, 1999. The decrease in research and development expenses primarily reflects the effect of transferring some of Viewlogic's products and related development to Synopsys at the end of calendar year 1997. Viewlogic now pays a royalty to Synopsys for these products. In addition, Viewlogic also reduced research and development spending in other areas in anticipation of lower revenue during the year ended January 2, 1999. Research and development expenses as a percentage of total revenues was 23% for the year ended December 31, 1997 and was 18% for the year ended January 2, 1999.

    Software development costs are accounted for in accordance with SFAS No. 86 under which Viewlogic is required to capitalize software development costs once technological feasibility has been established. The amount of software development costs capitalized for the year ended December 31, 1997 was $1.2 million or 8% of total research and development costs and for the year ended January 2, 1997 was $1.2 million or 12% of total research and development costs. Viewlogic amortizes these amounts over four years. See Note 1 of Notes to Consolidated Financial Statements.

    GENERAL AND ADMINISTRATIVE

    General and administrative expenses decreased 8% from $4.1 million for the year ended December 31, 1997 to $3.7 million for the year ended January 2, 1999. This decrease was attributable primarily to the restructuring of Viewlogic that occurred at the end of calendar year 1997, as Viewlogic reduced its administrative personnel in anticipation of lower overall revenue. As a percentage of total revenue, general and administrative expense increased from 6% for the year ended December 31, 1997 to 7% for the year ended January 2, 1999 due to the overall drop in revenue.

    TRANSACTION COSTS

    For the year ended January 2, 1999, Viewlogic paid approximately $452,000 in professional fees in connection with its recapitalization on October 2, 1998.

    LITIGATION SETTLEMENT

    During calendar year 1997, at the time of its merger with Synopsys, the Prior Viewlogic agreed to settle a claim for product royalties alleged to be owed to a supplier under a licensing agreement. The claim was primarily based on the allegation that the Prior Viewlogic allowed its customers to evaluate its ViewSpice product which Viewlogic licensed from this supplier for resale at no charge for periods substantially longer than the thirty-day evaluation period permitted in the supply agreement and otherwise underpaid royalties due to the supplier for sales of this product by the Prior Viewlogic. The license agreement with this supplier was terminated by the Prior Viewlogic and is no longer in effect. The Prior Viewlogic paid approximately $4.0 million to settle the litigation and incurred approximately $500,000 in related fees. As part of the settlement, Viewlogic and the supplier each released the other from all claims and liabilities without admitting any liability by either party.

    RESTRUCTURING CHARGE

    The restructuring plan for the Prior Viewlogic included the merger of the businesses other than the printed circuit board and complete system design tools business to other divisions of Synopsys, a discontinuation of marketing and sales efforts with certain business products, and workforce reductions resulting from these changes in the businesses. A restructuring charge of approximately $6.7 million is included in Viewlogic's financial statements for the year ended December 31, 1997. The charge includes approximately $2.3 million in severance charges, $2.5 million in non-cash impairment of capitalized software assets and a $1.4 million write-off of other assets associated with discontinued products, and $415,000 of non-cancelable commitments. The severance charge represents a workforce reduction of 108 employees either directly related to the printed circuit board and complete system design tools business or whose salaries had been allocated to Viewlogic's financial statements for the year ended

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
December 31, 1997, as discussed in Note 1. The asset write-offs included $512,000 of furniture and computer equipment associated with the terminated workforce and discontinued products, $441,000 of prepaid royalties for products discontinued by Viewlogic in the restructuring and $415,000 of goodwill related to the discontinuance of the operations of a previously acquired European subsidiary. The non-cancelable commitments consisted principally of a contract for phone service.

    INTEREST EXPENSE AND INTEREST INCOME

    On October 2, 1998, in connection with the recapitalization, Viewlogic entered into a $24.0 million credit facility consisting of a $6.0 million revolving line of credit and an $18.0 million term loan. As a result of borrowings under the credit facility, interest expense, net of interest income, increased from $15,000 for the year ended December 31, 1997 to $171,000 for the year ended January 2, 1999. See Note 4 of Notes to Consolidated Financial Statements.

    OTHER INCOME/(EXPENSE), NET

    Other income/(expense) consists of gains or losses on the disposal of property and equipment and foreign currency gains and losses. Other expense was $56,000 for the year ended December 31, 1997 and was $1.8 million for the year ended January 2, 1999. During the year ended January 2, 1999, in connection with the recapitalization, one of Viewlogic's international subsidiaries repaid an amount that had been previously treated as a long-term investment. The repayment of this amount resulted in a realized foreign exchange transaction loss of $1.4 million that is included in other expense.

    INCOME TAXES

    Income taxes for the year ended January 2, 1999 was $4.1 million and Viewlogic recognized an income tax benefit of $868,000 for the year ended December 31, 1997. The effective tax rate for combined federal and state income taxes was 42% for the year ended December 31, 1997 and was 41% for the year ended January 2, 1999. For the period from December 5, 1997 through October 2, 1998, Viewlogic was included in the consolidated tax returns of Synopsys. Prior to December 5, 1997, the printed circuit board and complete system business was included in the tax returns of the Prior Viewlogic. For financial statement purposes, Viewlogic computed the tax provision for the year ended December 31, 1997, based on the effective tax rate of the Prior Viewlogic and for the year ended January 2, 1999, as if the two companies had filed separate tax returns.

YEARS ENDED DECEMBER 31, 1996 AND 1997

    As discussed previously, the revenue and expense information presented below for 1996 and 1997 represents results of the printed circuit board and complete system design tools business derived from the historical financial statements of the prior Viewlogic and exclude the integrated circuit design tool business.

    Printed circuit board and complete system design tool business revenue declined 8% from $69.6 million in 1996 to $64.0 million in 1997. The decrease was due to an internal refocusing of the Prior Viewlogic's worldwide sales organization, which was responsible for selling both integrated circuit design tool and printed circuit board and complete system design tool products. This revenue decline occurred during a period in which the overall market for systems-related products was relatively flat while the overall market for integrated circuit design tool-related products in general, and the Prior Viewlogic's integrated circuit design tool business in particular, were experiencing strong growth. As a result, the Prior Viewlogic sales organization focused their integrated circuit design tool products.

    Cost of software declined 40% from $5.6 million in 1996 to $3.3 million in 1997 and decreased as a percentage of revenue from 8% to 5%. This was due primarily to lower royalty costs which resulted from both discontinuing the sale of certain products and lower overall software sales of products with royalty related content.

    Cost of services declined 15% from $8.8 million in 1996 to $7.5 million in 1997 and decreased as a percentage of revenue from 21% to 17%. The decline was due primarily to the decline in service

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revenues in the printed circuit board and complete system design tool business as resources were shifted to support the integrated circuit design tool business.

    Sales and marketing expenses declined 15% from $28.9 million in 1996 to $24.9 million in 1997. This decline in total dollars resulted from a decline in overall headcount and a decrease in marketing activities in addition to lower sales costs allocated as a result of lower revenue. As a percentage of revenue, sales and marketing expenses declined from 42% in 1997 to 38% in 1996. This improvement was due in part to higher efficiencies and quotas achieved by the sales force as well the previously mentioned decrease in marketing activities.

    Research and development expenses increased from $11.9 million in 1996 to $15.0 million in 1997 and increased as a percentage of revenue from 17% to 23%. This increase was due, in part, to a significant amount of printed circuit board and complete system design tool business software development expense being capitalized in 1996 lowering overall research and development expenses in that year. The amount of software capitalized in 1997 was significantly less. During 1997, there was also an increase in allocated expenses due to a significant growth in the Prior Viewlogic's overall research and development expenses.

    General and administrative costs declined 27% from $5.5 million in 1996 to $4.1 million in 1997 and decreased as a percentage of revenue from 8% to 6%. The decline in dollars was due primarily to lower costs being allocated to the printed circuit board and complete system design tool business due to its lower revenue relative to the Prior Viewlogic's total revenue. The percentage drop is due primarily to higher overall revenues achieved by the Prior Viewlogic, which lowered general and administrative costs as a percentage of revenue.

    As described previously, 1997 results include a restructuring charge of $6.7 million incurred at the time of the Prior Viewlogic's merger with Synopsys and a charge of $4.5 million to settle a claim for product royalties alleged to be owed to a supplier under a licensing agreement.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

    Prior to its recapitalization, Viewlogic funded its activities primarily through operations. In connection with the recapitalization, on October 2, 1998, Viewlogic entered into a $24.0 credit facility with Fleet Bank consisting of a $6.0 revolving line of credit and an $18.0 million term loan. See Note 4 of Notes to Consolidated Financial Statements. Borrowings under the credit facility are secured by substantially all of Viewlogic's assets. The credit facility contains limitations on additional indebtedness and capital expenditures, and includes financial covenants, including covenants related to the maintenance of minimum levels of interest and debt service coverage ratios and maximum leverage ratios. At October 2, 1999, Viewlogic had borrowings of approximately
$16.5 million outstanding under the credit facility. Viewlogic was in compliance with the covenants at October 2, 1999. Payments of principal outstanding under the credit facility may be made at any time and must be repaid in full by September 30, 2003. As of October 2, 1999, Viewlogic had cash and cash equivalents of $1.3 million. Viewlogic also had an additional $5.5 million available under its line of credit. Fleet Bank has required that Summit become party to the credit facility upon completion of the business combination.

    Viewlogic's operating activities provided cash of approximately
$1.2 million for the nine months ended October 2, 1999. Cash generated from operations for the nine months ended October 2, 1999 was attributable primarily to net income of $1.1 million, non-cash depreciation and amortization of $2.9 million, and an increase in deferred revenue of approximately $44,000, which were offset in part by an increase in accounts receivable of $2.5 million, and a decrease in deferred income taxes and accounts payable of $40,000. During the nine months ended October 2, 1999, Viewlogic wrote off approximately $500,000 of accounts receivable related to its activities in Japan and Europe. While all of the underlying invoices relate to prior years, Viewlogic continues to maintain additional reserves in its allowance for doubtful accounts based on this experience. Approximately 43% of the Viewlogic allowance for doubtful accounts is related to its Europe and Japan accounts receivable based on its difficulties with past collections in these areas.

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
    Net cash used in investing activities was approximately $2.8 million for the nine months ended October 2, 1999. Viewlogic used $1.2 million in cash for the nine months ended October 2, 1999 for the purchase of certain assets of OmniView and the remainder being used for property and equipment and capitalized software.

    Net cash used in financing activities for the nine months ended October 2, 1999 was approximately $1.6 million, primarily to repay long-term debt.

    Viewlogic believes that its current cash and cash equivalents combined with its current line of credit, and together with funds expected to be generated from operations, will satisfy Viewlogic's anticipated cash requirements for at least the next twelve months.

YEAR 2000

    Many older computer software programs refer to years in terms of their final two digits only. Such programs may interpret the year 2000 to mean the year 1900 instead. If not corrected, those programs could cause date-related transaction failures.

    Year 2000 problems could affect the manufacture, distribution and use of Viewlogic's products, communications with its customers and suppliers and conduct of financial and administrative operations. Viewlogic has made programming modifications and upgrades to correct or replace the systems critical to its business, which it has identified as non-year 2000 compliant.

    Viewlogic has tested the current version of the products it currently plans to sell and believes the current versions of these products are year 2000 compliant, when configured and used in accordance with the related documentation, so long as the underlying operating system of the host machine and any other software used with or in the host machine or with the products are also year 2000 compliant. Older versions of Viewlogic's products may not be year 2000 compliant, and Viewlogic encourages users of these versions to upgrade to the latest version. Viewlogic's customers who have maintenance agreements with Viewlogic have the right to receive the latest version of these products. Viewlogic's customers who do not have maintenance agreements with Viewlogic may purchase the latest version of these products.

    External and internal costs specifically associated with modifying Viewlogic's products and internal use software for year 2000 compliance are expensed as incurred. To date, expenditures related to the year 2000 problem have not been material. Viewlogic does not expect the future costs relating to year 2000 compliance to have a material effect on its results of operations or financial condition.

    These expectations are subject to uncertainties. For example, if Viewlogic is unsuccessful in identifying or fixing all year 2000 problems in its critical operations, or if it is affected by the failure of suppliers or major customers to continue operations due to such a problem, its results of operations or financial condition could be materially and adversely impacted.

    The total costs that Viewlogic may incur in connection with the year 2000 compliance will be influenced by Viewlogic's successful identification of year 2000 problems, the nature and amount of programming required to fix affected programs, the related labor and/or consulting costs for this remediation and the success of third parties with whom it has business relationships in addressing their own year 2000 concerns.

    The information presented above is based upon Viewlogic's estimates, which Viewlogic made using assumptions of future events. Uncontrollable factors such as the compliance of the systems of third parties and the availability of resources could materially increase the cost of, or delay, remedying year 2000 problems. As of January 20, 2000, Viewlogic is not aware of any significant year 2000 issues relating to its products, internal systems or suppliers and service products.

MARKET RISK

    Viewlogic is exposed to interest rate risk primarily through its credit facility. On October 2, 1998, Viewlogic entered into a $24.0 million credit facility with Fleet Bank consisting of a $6.0 million

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
revolving line of credit and an $18.0 million term loan. Interest terms on the line of credit and the term loan are determined, at the option of Viewlogic, for varying periods. Viewlogic may elect to have the interest rate based on the bank's prime rate or based on the LIBOR rate at the time of the election, depending on Viewlogic's leverage financial rate as defined in the credit facility. As of January 2, 1999, the interest rate on the line of credit was 8.25% and on the term loan was 7.31%. As of October 2, 1999, the interest rate on the line of credit was 8.25% and on the term loan was 7.51%. Payments of principal outstanding under either the line of credit or the term loan may be made at any time and must be repaid in full by September 30, 2003.

    On October 3, 1998, as required under the credit facility, Viewlogic entered into a no-fee interest swap agreement with Fleet Bank to reduce the impact of changes in interest rates on its floating rate credit facility. This agreement effectively converts a portion of the floating-rate obligation into a fixed-rate obligation of 7.2% for a period of 60 months, expiring on September 30, 2003. The notional principal amount of the interest rate-swap agreement was $9.0 million as of October 2, 1999. Viewlogic is exposed to credit loss in the event of nonperformance by the counterparties to the interest rate-swap agreement. Open interest rate contracts are reviewed regularly by Viewlogic to ensure that they remain effective as hedges of interest rate exposure. Management believes that the rate-swap agreement approximates fair value. After taking into consideration the interest swap agreement, a hypothetical 10% adverse movement in average interest rates, would not have a material effect on Viewlogic's financial results.

    Viewlogic is also exposed to the impact of foreign currency fluctuations. Since Viewlogic translates foreign currencies into U.S. dollars for reporting purposes, weakened currencies in our subsidiaries have a negative, though immaterial, impact on its results. It also believes that the exposure to currency exchange fluctuation risk is insignificant because its international subsidiaries sell to customers, and satisfy their financial obligations, almost exclusively in their local currencies. During fiscal 1998, Viewlogic did not engage in foreign currency hedging activities. Based on a hypothetical 10% adverse movement in foreign currency exchange rates, the potential losses in future earnings, fair value of risk-sensitive instruments, and cash flows are immaterial, although the actual effects may differ materially from the hypothetical analysis.

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
                   VIEWLOGIC DIRECTORS AND EXECUTIVE OFFICERS

    The executive officers and directors of Viewlogic who will serve as executive officers and directors of the combined company, and their ages as of December 31, 1999, are as follows:

NAME                                          AGE               POSITION WITH VIEWLOGIC
----                                        --------   ------------------------------------------
William J. Herman.........................     40      President and Chief Executive Officer and
                                                       Director

Paula J. Cassidy..........................     31      Vice President, Human Resources

Peter T. Johnson..........................     51      Vice President, Business Development,
                                                       Chief Legal Officer and Secretary

Gary L. Kiaski............................     45      Vice President, Worldwide Sales

Richard G. Lucier.........................     40      Executive Vice President, Chief Operating
                                                       Officer

Kevin P. O'Brien..........................     43      Vice President, Finance and Chief
                                                       Financial Officer

Lorne J. Cooper...........................     42      Director

Keith B. Geeslin..........................     46      Director

    WILLIAM J. HERMAN has served as President and Chief Executive Officer and Director of Viewlogic since October 1998. Prior to serving Viewlogic in these capacities, from December 1997 to September 1998, Mr. Herman served as President of the Viewlogic Systems Group of Synopsys, Inc., an electronic design automation company. From March 1995 to November 1997, Mr. Herman served in various senior management capacities, most recently as President and Chief Executive Officer, at the former Viewlogic Systems, Inc., a larger electronic design automation company which Mr. Herman co-founded in 1984. From February 1994 to February 1995, Mr. Herman served as President of Silerity, Inc., a computer-aided engineering software company.

    PAULA J. CASSIDY has served as Vice President, Human Resources of Viewlogic since October 1998. Prior to serving Viewlogic in this capacity, from December 1997 to September 1998, Ms. Cassidy served as Vice President of Human Resources of the Viewlogic Systems Group of Synopsys. From 1989 to November 1997, Ms. Cassidy served in various capacities, most recently as Manager, Human Resources, at the former Viewlogic Systems, Inc.

    PETER T. JOHNSON has served as Vice President, Business Development and Chief Legal Officer of Viewlogic since October 1998 and as Secretary since May 1999. Prior to serving Viewlogic in these capacities, from May 1998 to October 1998, Mr. Johnson served as Vice President, Chief Legal Officer and Secretary of Avid Technology, Inc., a digital media software developer. From December 1997 to April 1998, Mr. Johnson served as Vice President and General Counsel of the Viewlogic Systems Group of Synopsys. From June 1995 to November 1997,
Mr. Johnson served as Vice President, General Counsel and Secretary of the former Viewlogic Systems, Inc. From 1993 to February 1995, Mr. Johnson served as General Counsel and Secretary of Phoenix Technologies Ltd., a software development firm.

    GARY L. KIASKI has served as Vice President, Worldwide Sales of Viewlogic since October 1998. Prior to serving Viewlogic in this capacity, from December 1997 to September 1998, Mr. Kiaski served as Vice President of Worldwide Sales of the Viewlogic Systems Group of Synopsys. From 1988 to November 1997,
Mr. Kiaski served in various capacities, most recently as Vice President, Western Region Sales, at the former Viewlogic Systems, Inc.

    RICHARD G. LUCIER has served as Executive Vice President and Chief Operating Officer of Viewlogic since October 1998 and served as a director of Viewlogic from October 1998 to December 1999. Prior

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
to serving Viewlogic in these capacities, from December 1997 to September 1998, Mr. Lucier served as Senior Vice President of Engineering and Marketing of the Viewlogic Systems Group of Synopsys. From 1986 to November 1997, Mr. Lucier served in various capacities, most recently as Group Vice President of the Systems Group, at the former Viewlogic Systems, Inc.

    KEVIN P. O'BRIEN has served as Vice President, Finance and Chief Financial Officer of Viewlogic since October 1998 and as Secretary from October 1998 to May 1999. Prior to serving Viewlogic in this capacity, from April 1998 to September 1998, Mr. O'Brien served as Vice President of Finance of the Viewlogic Systems Group of Synopsys. From September 1997 to March 1998, Mr. O'Brien served as an independent management consultant. From October 1995 to August 1997, Mr. O'Brien served as Chief Financial Officer at SmarTel Communications, Inc., a telecommunications company. From 1989 to June 1995 Mr. O'Brien served in various capacities, most recently as Vice President, Finance and Chief Financial Officer, at Easel Corporation, a client server software developer. Mr. O'Brien is a certified public accountant.

    KEITH B. GEESLIN has served as a director of Viewlogic since October 1998. Since July 1984, Mr. Geeslin has served in various capacities, most recently as a general partner, of The Sprout Group, a venture capital firm. In addition, Mr. Geeslin is a general or limited partner in a series of investment funds associated with The Sprout Group, a division of DLJ Capital Corporation, which is a subsidiary of Donaldson, Lufkin & Jenrette. Mr. Geeslin is also a director of GlobeSpan, Inc., Paradyne Corp., Rhythms NetConnections Inc., SDL, Inc., and several privately held companies.

    LORNE J. COOPER has served as a director of Viewlogic since December 1999. Since November 1994, Mr. Cooper has served as the President of Sente, Inc., a software company that develops and markets tools for electronic design automation. From July 1985 to November 1994, he served in various senior management positions at the former Viewlogic Systems, Inc., most recently as Senior Vice President of Engineering and Chief Technology Officer.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    For most of fiscal year 1999, Viewlogic's board of directors consisted of William J. Herman, Viewlogic's Chief Executive Officer, Richard G. Lucier, Viewlogic's Chief Operating Officer, and Keith Geeslin, a general partner of the Sprout Group. Lorne J. Cooper joined Viewlogic's board of directors in December 1999. Because Mr. Geeslin was the only non-employee director of Viewlogic until December 1999, during fiscal 1999, Mr. Geeslin performed many of the functions customarily performed by a compensation committee of a board of directors, including determining the compensation for executive officers described below. Base salary, cash bonuses and stock option grants for Viewlogic's executive officers were determined by Mr. Geeslin based on recommendations made by Mr. Herman. Stock option grants were confirmed and formally granted by the board of directors. Compensation for the fiscal year ended January 2, 1999 includes compensation paid by the Viewlogic Systems Group of Synopsys.

                    VIEWLOGIC EXECUTIVE OFFICER COMPENSATION

                           SUMMARY COMPENSATION TABLE

    The following table sets forth the compensation paid during the fiscal years ended January 2, 1999 and January 1, 2000 to the Chief Executive Officer and the four other most highly paid executive officers of Viewlogic who were serving as executive officers of Viewlogic on January 1, 2000.

                                                    ANNUAL COMPENSATION
                                        --------------------------------------------    RESTRICTED
                                                                     OTHER ANNUAL         STOCK
NAME AND PRINCIPAL POSITION    YEAR     SALARY($)(1)   BONUS($)   COMPENSATION($)(2)   AWARDS($)(3)
---------------------------  --------   ------------   --------   ------------------   ------------
William J. Herman........      1999       228,212       69,800          6,000            1,658,611
  President and Chief          1998       220,000      238,309          6,000                   --
    Executive Officer and
    Director

Richard G. Lucier........      1999       219,692       71,611          6,000            1,290,000
  Executive Vice President     1998       215,000      221,450          6,000                   --
    and Chief Operating
    Officer

Peter T. Johnson(5) .....      1999       188,519       43,383             --              275,100
  Vice President, Business     1998        92,832       51,475          2,258                   --
    Development, Chief
    Legal Officer and
    Secretary

Gary L. Kiaski...........      1999       262,600       16,542          6,000                   --
  Vice President, Worldwide    1998       233,090       25,859          6,000                   --
    Sales

Kevin P. O'Brien(6)......      1999       150,865       28,646             --              348,752
  Vice President, Finance      1998        95,962       43,854             --                   --
    and Chief Financial
    Officer

                                    LONG TERM AWARDS
                             -------------------------------
                               NO. OF
                             SECURITIES
                             UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION   OPTIONS     COMPENSATION($)(4)
---------------------------  ----------   ------------------
William J. Herman........            0           1,500
  President and Chief        1,266,115           5,028
    Executive Officer and
    Director
Richard G. Lucier........            0           1,500
  Executive Vice President   1,000,000           4,829
    and Chief Operating
    Officer
Peter T. Johnson(5) .....            0           1,500
  Vice President, Business     210,000         438,820
    Development, Chief
    Legal Officer and
    Secretary
Gary L. Kiaski...........            0           1,500
  Vice President, Worldwide    266,223           4,686
    Sales
Kevin P. O'Brien(6)......            0           1,500
  Vice President, Finance      266,223           1,500
    and Chief Financial
    Officer

------------------------

(1) Amounts shown include cash and non-cash compensation earned and received by executive officers as well as amounts earned but deferred at the election of those officers.

(2) Consists of car allowance.

(3) All shares of restricted stock were issued upon the exercise of stock options. On November 23, 1998, Mr. Herman was granted options to purchase 1,266,115 shares of Viewlogic common stock, Mr. Lucier was granted options to purchase 1,000,000 shares of Viewlogic common stock, Mr. Johnson was granted options to purchase 210,000 shares of Viewlogic common stock, Mr. Kiaski was granted options to purchase 266,223 shares of Viewlogic common stock and Mr. O'Brien was granted options to purchase 266,223 shares of Viewlogic common stock. All of these options were exercisable in full immediately upon grant, but the shares issuable upon exercise are restricted shares, subject to a repurchase right of Viewlogic if the executive officer ceases to be an employee, officer or director of, or a consultant to, Viewlogic. The shares issuable upon exercise of the options vest from this repurchase right over time. Twenty-five percent of the shares for Mr. Herman, Mr. Lucier, Mr. Kiaski and Mr. O'Brien vested on October 2, 1999, and 25% of the shares for Mr. Johnson vested on October 19, 1999. The remaining 75% vest in equal monthly increments over the succeeding 36 months. If the executive officer ceases to be an employee, officer or director of, or a consultant to, Viewlogic as a result of Viewlogic's actions without cause, 50% of the original number of shares subject to the executive's options vest. If, within 24 months after a change of control of Viewlogic, the executive officer ceases to be an employee, officer or director of, or a consultant to, Viewlogic as a result of termination without cause by Viewlogic or for good reason by the executive, 100% of the original number of shares subject to the executive's options vest. The business combination with Summit does not constitute a change of control of Viewlogic for purposes of the vesting of restricted stock. Each holder of restricted stock is entitled to the same dividends with respect to his restricted stock as are paid to holders of unrestricted shares of Viewlogic common stock.

   Mr. Herman, Mr. Johnson and Mr. O'Brien exercised their options in full on August 11, 1999. Mr. Lucier exercised his options in full on August 12, 1999. As of these dates, all shares of stock issued upon exercise were restricted stock.

   All amounts set forth under the heading "Restricted Stock Awards" represent the aggregate dollar value of all shares of restricted stock issued to the executive officer based upon the fair market value of the restricted stock on the date of the issuance minus the aggregate exercise price of the stock options. There was no public market for Viewlogic common stock on either August 11, 1999 or August 12, 1999. Accordingly, the fair market value is determined by multiplying the closing sale price of Summit common stock on August 11, 1999 ($2.41) or August 12, 1999 ($2.38), as appropriate, by the exchange ratio to be applied in the business combination (0.67928).

   Similarly, on December 31, 1999, the last trading day in fiscal 1999, there was no public market for Viewlogic common stock. Therefore, the fair market value as of December 31, 1999 is determined by multiplying the closing sale price of Summit common stock on December 31, 1999 ($3.50) by the exchange ratio to be applied in the business combination (0.67928). On December 31, 1999, Mr. Herman held 896,831 shares of restricted stock at a value of $2,134,458, Mr. Lucier held 708,333 shares of restricted stock at a value of $1,685,833, Mr. Johnson held 148,750 shares of restricted stock at a value of $354,025, Mr. Kiaski held no shares of restricted stock and Mr. O'Brien held 188,575 shares of restricted stock at a value of $448,809.

(4) Unless otherwise specified consists of matching contributions under Viewlogic's 401(k) plan.

(5) During the fiscal year ended January 2, 1999, Mr. Johnson was employed by the Viewlogic Systems Group of Synopsys from January 1, 1998 until
    April 30, 1998. Amounts under the heading "All Other Compensation" for the fiscal year ended January 2, 1999 for Mr. Johnson include $436,274 in severance payments from the Viewlogic Systems Group of Synopsys and $2,546 in matching contributions under Viewlogic's 401(k) plan.

(6) Mr. O'Brien joined Viewlogic on March 30, 1998.

                  OPTION GRANTS IN YEAR ENDED JANUARY 1, 2000

    Viewlogic did not grant any stock options to its executive officers during the fiscal year ended January 1, 2000. Viewlogic has never granted stock appreciation rights.

OPTION EXERCISES AND HOLDINGS

    The following table sets forth, as to the Chief Executive Officer and the four other most highly paid executive officers, information concerning stock options exercised during fiscal 1999 and the number of shares subject to exercisable and unexercisable stock options as of January 1, 2000. The table also sets forth information with respect to the value of stock options held by these individuals as of January 1, 2000.

 AGGREGATED OPTION EXERCISES IN YEAR ENDED JANUARY 1, 2000 AND OPTION VALUES ON
                                JANUARY 1, 2000

                                                               NUMBER OF SECURITIES
                                                              UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED IN-
                                                              OPTIONS AT FISCAL YEAR         THE-MONEY OPTIONS AT
                                    SHARES        VALUE                 END                 FISCAL YEAR END ($)(2)
                                  ACQUIRED ON   REALIZED    ---------------------------   ---------------------------
NAME                               EXERCISE      ($)(1)     EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                              -----------   ---------   -----------   -------------   -----------   -------------
William J. Herman...............   1,266,115    1,658,611          --             --              --             --
Richard G. Lucier...............   1,000,000    1,290,000          --             --              --             --
Peter T. Johnson................     210,000      275,100          --             --              --             --
Gary L. Kiaski..................          --           --     266,223             --         545,757             --
Kevin P. O'Brien................     266,223      348,752          --             --              --             --

------------------------

(1) Represents the aggregate dollar value of all shares issued to the executive officer based upon the fair market value of the shares on the date of the issuance minus the aggregate exercise price of the stock options.
    Mr. Herman, Mr. Johnson and Mr. O'Brien exercised their options on
    August 11, 1999. Mr. Lucier exercised his options on August 12, 1999. There was no public market for Viewlogic common stock on either August 11, 1999 or August 12, 1999. Accordingly, the fair market value is determined by multiplying the closing sale price of Summit common stock on August 11, 1999 ($2.41) or August 12, 1999 ($2.38), as appropriate, by the exchange ratio to be applied in the business combination (0.67928). All shares issued upon exercise of the stock options described above are restricted stock. Amounts set forth under the heading "Value Realized" are the same as the amounts set forth under the heading "Restricted Stock Awards" in the Summary Compensation Table above. See footnote (3) to the Summary Compensation Table above for a more complete description of the restricted stock.

(2) Represents the aggregate fair market value of all shares of common stock underlying outstanding stock options as of December 31, the last trading day of fiscal 1999, minus the aggregate exercise price of the stock options. There was no public market for Viewlogic common stock on December 31, 1999. Accordingly, the fair market value is determined by multiplying the closing sale price of Summit common stock on December 31, 1999 ($3.50) by the exchange ratio to be applied in the business combination (0.67928).

EMPLOYMENT AGREEMENTS

    On October 2, 1998 Viewlogic entered into an employment agreement with Mr. Herman. Under the terms of this agreement, Mr. Herman's employment will continue until October 2, 2001 unless Mr. Herman resigns or Viewlogic terminates his employment. Mr. Herman receives a base salary of $220,000 annually and standard benefits afforded other employees of Viewlogic. If Viewlogic terminates Mr. Herman's employment without cause, he will continue to receive his benefits and base salary for a period of nine months. This agreement includes post-termination restrictions for a period of one year which restrict
Mr. Herman from competing with Viewlogic and which prohibit him from soliciting Viewlogic's employees and customers during that period. Mr Herman's compensation is subject to adjustment after the first year of employment but his base salary may not be decreased.

    On October 2, 1998 Viewlogic entered into an employment agreement with Mr. Lucier. Under the terms of this agreement, Mr. Lucier's employment will continue until October 2, 2001 unless Mr. Lucier resigns or Viewlogic terminates his employment. Mr. Lucier receives a base salary of $215,000 annually and standard benefits accorded other employees of Viewlogic. If Viewlogic terminates Mr. Lucier's employment without cause, he will continue to receive his benefits and base salary for a period of nine months. This agreement includes post-termination restrictions for a period of one year which restrict
Mr. Lucier from competing with Viewlogic and which prohibit him from soliciting Viewlogic's employees and customers during that period. Mr Lucier's compensation is subject to adjustment after the first year of employment but his base salary may not be decreased.

    In November 1998, Viewlogic granted Mr. Kiaski an option to purchase 266,223 shares of Viewlogic common stock at a per share purchase price of $0.33. Pursuant to the merger agreement, the stock option will be converted into a stock option to acquire 180,839 shares of Summit common stock at a per share purchase price of $0.49, but otherwise on the same terms and conditions set forth in Mr. Kiaski's stock option agreement with Viewlogic. In the event
Mr. Kiaski's employment is terminated prior to October 2, 2002, this stock option will accelerate (i) as to the first 133,112 shares, if he is terminated without cause and (ii) in full, if he is terminated without cause or resigns his employment for good reason in connection with, or within 24 months subsequent to, a change of control. If completed, the business combination between Summit and Viewlogic will not constitute a change of control for purposes of this stock option.

                         VIEWLOGIC CERTAIN TRANSACTIONS

SERIES A PREFERRED STOCK FINANCING

    In October 1998, Viewlogic effected a recapitalization pursuant to which it ceased to be a wholly owned subsidiary of Synopsys, Inc. This recapitalization was financed, in part, by a $32.0 million preferred stock financing. In this financing, six investment funds affiliated with The Sprout Group purchased an aggregate of 9,381,904 shares of Viewlogic's series A voting preferred stock and 4,618,096 shares of Viewlogic's series A-1 non-voting preferred stock for an aggregate of $28.0 million.

    In connection with this preferred stock financing, Viewlogic entered into an investors' rights agreement with the six investment funds affiliated with The Sprout Group and other stockholders of Viewlogic. Pursuant to the investors' rights agreement, Viewlogic granted to the investment funds demand and "piggy back" registration rights. If the business combination is completed, the registration rights will remain outstanding and will apply to the shares of Summit common stock received by the investment funds, subject to specific modifications to the registration rights set forth in voting agreements entered into between Summit and each of the investment funds in September 1999.

    Keith Geeslin, a director of Viewlogic, is a general partner of The Sprout Group. If the business combination between Summit and Viewlogic is completed, Mr. Geeslin will be a director of the combined company.

STOCK PLEDGE

    In connection with its October 1998 recapitalization, Viewlogic entered into a $24.0 million credit facility with Fleet Bank consisting of a $6.0 million revolving line of credit and an $18.0 million term loan. Borrowings under the credit facility are secured by substantially all of Viewlogic's assets. In addition, under the terms of stock pledge agreements between Fleet Bank and six investment funds affiliated with The Sprout Group, borrowings under the credit facility are secured by the 14,000,000 shares of Viewlogic's series A voting preferred stock and series A-1 non-voting preferred stock beneficially owned by The Sprout Group. In the event of specified defaults by Viewlogic under its credit facility, Fleet Bank may enforce its security interest in those shares of Viewlogic capital stock. If so, a change in control of Viewlogic may occur.

OPTION EXERCISES

    In August 1999, in connection with the exercise of stock options, Viewlogic issued and sold an aggregate of 2,808,894 shares of common stock to Mr. Herman, Ms. Cassidy, Mr. Johnson, Mr. Lucier and Mr. O'Brien. This common stock was paid for by means of promissory notes, bearing no interest and secured by the common stock, with the principal amount due upon the earliest of (1) August 2006;
(2) eighteen months after the first date on which Viewlogic's common stock is listed on a national securities exchange or the Nasdaq stock market; (3) three months after the termination of employment; or (4) one month before the expiration of the option. The aggregate amount outstanding pursuant to these secured promissory notes is $926,935.02

    The number of Viewlogic common shares purchased and the principal amount of the promissory note for each person are as follows:

NAME                   NUMBER OF SHARES   PRINCIPAL AMOUNT
----                   ----------------   ----------------
William J. Herman          1,266,115        $417,817.95
Paula J. Cassidy              66,556        $ 21,963.48
Peter T. Johnson             210,000        $ 69,300.00
Richard G. Lucier          1,000,000        $330,000.00
Kevin P. O'Brien             266,223        $ 87,853.59

               VIEWLOGIC SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

    The following table sets forth certain information regarding the beneficial ownership of common stock of Viewlogic, as of January 1, 2000, of (a) each beneficial owner of more than 5% of Viewlogic common stock, (b) each of the executive officers and directors of Viewlogic, and (c) all directors and executive officers of Viewlogic as a group. Unless otherwise noted in the footnotes to the table, Viewlogic believes that the stockholders named in the table have sole voting and investing power with respect to all shares of common stock indicated as being beneficially owned by them.

                                                              NUMBER OF SHARES
                                                                BENEFICIALLY     PERCENT OF
NAME OF BENEFICIAL OWNER                                           OWNED           TOTAL
------------------------                                      ----------------   ----------
The Sprout Group(1).........................................     14,000,000         58.4%
  300 Sand Hill Road
  Building 4, Suite 270
  Menlo Park, CA 94025

Synopsys, Inc...............................................      3,966,722         16.5%
  700 East Middlefield Road
  Mountain View, CA 93404

William J. Herman...........................................      1,266,115          5.3%
  Viewlogic Systems, Inc.
  293 Boston Post Road West
  Marlboro, MA 01752

Needham Capital Partners II, L.P.(2)........................      1,250,000          5.2%
  445 Park Avenue
  New York, NY 10022

Richard G. Lucier...........................................      1,000,000          4.2%

Gary L. Kiaski(3)...........................................        266,223          1.1%

Kevin P. O'Brien............................................        266,233          1.1%

Peter T. Johnson............................................        210,000            *

Paula J. Cassidy............................................         66,556            *

Keith B. Geeslin(4).........................................     14,000,000         58.4%

All directors and executive officers as a group (7               17,075,117         71.2%
persons)....................................................

------------------------

*   Represents less than 1% of the total.

(1) Consists of 1,136,079 shares owned by DLJ ESC II, L.P., 9,481,811 shares owned by Sprout Capital VIII, L.P., 2,583,906 shares owned by Sprout Growth II, L.P., 43,095 shares owned by Sprout CEO Fund, L.P., 273,700 shares owned by DLJ Capital Corp., and 568,909 shares owned by Sprout Venture Capital, L.P.

(2) Includes 154,532 shares owned by Needham Capital Partners II
    (Bermuda), L.P.

(3) Consists of 266,233 shares issuable upon the exercise of a stock option held by Mr. Kiaski.

(4) Consists of 14,000,000 shares beneficially owned by The Sprout Group, as more fully described in note (1) above. Mr. Geeslin is a general partner of The Sprout Group. Mr. Geeslin disclaims beneficial ownership of all shares owned by The Sprout Group.

CHANGES IN CONTROL

    The Sprout Group has pledged all of the shares of capital stock beneficially owned by it to Fleet Bank as security under Viewlogic's $24.0 million credit facility. In the event of specified defaults by Viewlogic under its credit facility, Fleet Bank may enforce its security interest in the Viewlogic shares pledged to it by The Sprout Group. If so, a change in control of Viewlogic may occur. See "Viewlogic Certain Transactions--Stock Pledge."

                                 LEGAL MATTERS

    The validity of the shares of Summit common stock to be issued pursuant to the business combination and the federal income tax consequences of the business combination will be passed upon for Summit by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with the business combination and the federal income tax consequences of the business combination will be passed upon for Viewlogic by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

    The consolidated financial statements of Summit Design, Inc. as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, included in this joint proxy statement/prospectus and the related financial statement schedule included elsewhere in this registration statement on Form S-4, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements of Viewlogic Systems, Inc. as of January 2, 1999 and October 2, 1999 and for the year ended January 2, 1999 and nine months ended October 2, 1999 and the statement of revenues and expenses for the year ended December 31, 1997 included in this joint proxy statement/ prospectus (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the basis of presentation discussed in Note 1 to the consolidated financial statements), have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             STOCKHOLDER PROPOSALS

    Pursuant to Rule 14a-8 under the Exchange Act, Summit stockholders may present proper proposals for inclusion in Summit's proxy statement and for consideration at the next annual meeting of its stockholders by submitting such proposals to Summit in a timely manner. As noted in Summit's proxy statement relating to its 1999 Annual Meeting of Stockholders, in order to be so included for the 2000 annual meeting, stockholder proposals must be received by Summit no later than December , 1999, and must otherwise comply with the requirements of Rule 14a-8.

                      WHERE YOU CAN FIND MORE INFORMATION

    Summit has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 that registers the distribution of shares of Summit common stock to Viewlogic stockholders in connection with the business combination. The registration statement, including the attached exhibits and schedules, contains additional information about Viewlogic, Summit and Summit common stock. Wherever Summit or Viewlogic makes reference in this joint proxy statement/prospectus to any of its respective contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. The rules and regulations of the SEC allow Summit and

Viewlogic to omit some information included in the registration statement from this joint proxy statement/prospectus.

    In addition, Summit files reports, proxy statements and other information with the SEC. You may read and copy this information at the following locations of the SEC:


Public Reference Room       New York Regional Office   Chicago Regional Office

450 Fifth Street, N.W.      7 World Trade Center       500 West Madison Street

Room 1024                   Suite 1300                 Suite 1400

Washington, DC 20549        New York, NY 10048         Chicago, IL 60661

    You may also obtain copies of this information by mail from the public reference section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, at prescribed rates. You can obtain further information on the operation of the SEC's public reference room in Washington, DC by calling the SEC at 1-800-SEC-0330.

    The SEC also maintains an Internet site that contains reports, proxy statements and other information about issuers, such as Summit, which file documents electronically with the SEC. The address of that site is http://www.sec.gov.

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS TO VOTE. NEITHER SUMMIT NOR VIEWLOGIC HAS AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS.

    THIS JOINT PROXY STATEMENT/PROSPECTUS IS DATED FEBRUARY 14, 2000. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS JOINT PROXY
STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE. THE MAILING OF THIS JOINT PROXY STATEMENT/PROSPECTUS TO SUMMIT OR VIEWLOGIC STOCKHOLDERS AND THE ISSUANCE OF SUMMIT COMMON STOCK IN CONNECTION WITH THE BUSINESS COMBINATION SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

    The SEC allows us to "incorporate by reference" information into this joint proxy statement/ prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this joint proxy statement/prospectus. This document incorporates by reference the documents set forth below that Summit has previously filed with the SEC and documents that Summit may file with the SEC between the date of this joint proxy statement/prospectus and the date we terminate the offering made pursuant to this joint proxy statement/prospectus. These documents contain important information about Summit and its finances.

    - Annual Report on Form 10-K for fiscal year ended December 31, 1998;

    - Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 1998;

    - Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 1998;

    - Quarterly Report on Form 10-Q for fiscal quarter ended September 30, 1998;

    - Current Reports on Form 8-K dated February 2, 1999;

    - Current Reports on Form 8-K dated June 11, 1999;

    - Current Reports on Form 8-K dated July 6, 1999;

    - Current Reports on Form 8-K dated September 16, 1999; and

    - The description of Summit's ordinary shares contained in Summit's registration statement on Form 8-A filed on October 8, 1996.

You can obtain any of the documents incorporated by reference in this document from Summit, or from the SEC through the SEC's web site at the address described above. Documents incorporated by reference are available from Summit without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/ prospectus. You can obtain documents incorporated by reference in this joint proxy statement/ prospectus by requesting them in writing or by telephone from Summit at 9305 S.W. Gemini Drive, Beaverton, Oregon 97008, (503) 643-9281.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
SUMMIT

Report of Independent Accountants...........................     F-2

Consolidated Balance Sheets as of December 31, 1997 and 1998
  and September 30, 1999 (unaudited)........................     F-3

Consolidated Statements of Operations for the Years Ended
  December 31, 1996, 1997 and 1998 and for the Nine Months
  Ended September 30, 1999 (unaudited) and 1998
  (unaudited)...............................................     F-4

Consolidated Statements of Stockholders' Equity for the
  Years Ended December 31, 1996, 1997 and 1998 and for the
  Nine Months Ended September 30, 1999 (unaudited)..........     F-5

Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1996, 1997 and 1998 and for the Nine Months
  Ended September 30, 1999 (unaudited)......................     F-6

Notes to Consolidated Financial Statements..................     F-7

VIEWLOGIC

Independent Auditors' Report................................    F-26

Consolidated Balance Sheets as of January 2, 1999 and
  October, 2 1999...........................................    F-27

Statements of Revenues and Expenses for the Year Ended
  December 31, 1997 and Consolidated Statements of
  Operations for the year ended January 2, 1999 and for the
  Nine Months Ended October 3, 1998 (unaudited) and October
  2, 1999...................................................    F-28

Consolidated Statements of Comprehensive Income for the year ended January 2, 1999 and for the Nine Months Ended
  October 3, 1998 (unaudited) and October 2,1999............    F-29

Consolidated Statements of Stockholders' Equity (Deficiency)
  for the Year Ended January 2, 1999 and for the Nine
  Months Ended October 2, 1999..............................    F-30

Consolidated Statements of Cash Flows for the Year Ended
  January 2, 1999 and for the Nine Months Ended October 3,
  1998 (unaudited) and October 2, 1999......................    F-31

Notes to Consolidated Financial Statements..................    F-32

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Summit Design, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Summit Design, Inc. and its subsidiaries at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

Portland, Oregon
February 3, 1999, except as to
Note 21, which is as of
September 16, 1999

                              SUMMIT DESIGN, INC.

                          CONSOLIDATED BALANCE SHEETS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 DECEMBER 31,       SEPTEMBER 30,
                                                              -------------------   -------------
                                                                1997       1998         1999
                                                              --------   --------   -------------
                                                                                     (UNAUDITED)
                                             ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 19,973   $27,693      $ 27,008
  Accounts receivable, less allowance for doubtful accounts
    of $592, $511 and $392..................................     5,131     8,852         6,217
  Prepaid expenses and other................................       540       862         1,003
  Deferred income taxes.....................................     1,209       792           792
                                                              --------   -------      --------
    Total current assets....................................    26,853    38,199        35,020

Furniture and equipment, net................................     2,698     4,113         3,734
Intangibles, net............................................     5,571     2,870         1,038
Goodwill, net...............................................     3,493     2,742         2,179
Deposits and other assets...................................     1,055     2,286           146
                                                              --------   -------      --------
    Total assets............................................  $ 39,670   $50,210      $ 42,117
                                                              ========   =======      ========

                                           LIABILITIES
Current liabilities:
  Long-term debt, current portion...........................  $    134   $    54      $     56
  Capital lease obligation, current portion.................        49        43             8
  Accounts payable..........................................     1,211     2,520         1,072
  Accrued liabilities.......................................     5,182     5,687         5,287
  Deferred revenue..........................................     5,674     5,640         4,843
                                                              --------   -------      --------
    Total current liabilities...............................    12,250    13,944        11,266

Long-term debt, less current portion........................       194       156            --
Capital lease obligation, less current portion..............        43        --            --
Deferred revenue, less current portion......................        --       146           102
Deferred income taxes.......................................       987       489           489
                                                              --------   -------      --------
    Total liabilities.......................................    13,474    14,735        11,857
                                                              --------   -------      --------
Commitments and contingencies (Notes 10 and 17)

                                      STOCKHOLDERS' EQUITY

Common stock, $.01 par value. Authorized 30,000; issued and
  outstanding 15,841 shares at December 31, 1997, 15,457
  shares at December 31, 1998 and 15,702 shares at
  September 30, 1999........................................       159       155           157
Additional paid-in capital..................................    51,412    44,039        44,360
Treasury stock, at cost, 939 shares in 1997.................   (11,555)       --            --
Accumulated deficit.........................................   (13,820)   (8,719)      (14,257)
                                                              --------   -------      --------
    Total stockholders' equity..............................    26,196    35,475        30,260
                                                              --------   -------      --------
    Total liabilities and stockholders' equity..............  $ 39,670   $50,210      $ 42,117
                                                              ========   =======      ========

   The accompanying notes are an integral part of the consolidated financial statements.

                              SUMMIT DESIGN, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                   NINE MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                                 ------------------------------   -------------------
                                                   1996       1997       1998       1998       1999
                                                 --------   --------   --------   --------   --------
                                                                                      (UNAUDITED)
Revenue:
  Product licenses.............................  $15,446    $24,828    $33,589    $25,480    $13,477
  Maintenance and services.....................    4,301      6,161      9,642      6,929      8,376
  Other........................................      567        450        367        274         --
                                                 -------    -------    -------    -------    -------
    Total revenue..............................   20,314     31,439     43,598     32,683     21,853
                                                 -------    -------    -------    -------    -------
Cost of revenue:
  Product licenses.............................      573        701        744        490        476
  Maintenance and services.....................      466        632        955        773        876
  Amortization of purchased technologies.......       --        219        661        496        472
                                                 -------    -------    -------    -------    -------
    Total cost of revenue......................    1,039      1,552      2,360      1,759      1,824
                                                 -------    -------    -------    -------    -------
Gross profit...................................   19,275     29,887     41,238     30,924     20,029
Operating expenses:
  Research and development.....................    5,867      7,749     13,042      8,928      7,739
  Sales and marketing..........................    9,319     10,591     11,713      9,541      8,678
  General and administrative...................    3,188      3,785      4,398      3,264      4,004
  Amortization of intangibles and goodwill.....       --        942      2,791      2,093      1,924
  Merger costs.................................       --        379      1,249        227         --
  Severance and write off of note receivable...       --         --         --         --      4,005
  In-process technology........................       --     11,689         --         --         --
                                                 -------    -------    -------    -------    -------
    Total operating expenses...................   18,374     35,135     33,193     24,053     26,350
                                                 -------    -------    -------    -------    -------
Income (loss) from operations..................      901     (5,248)     8,045      6,871     (6,321)
Interest expense...............................     (101)       (12)        (4)        (3)        (2)
Other income, net..............................      218      1,057      1,097        793        785
Gain on sale of TDS product line...............       --      5,574         --         --         --
                                                 -------    -------    -------    -------    -------
Income (loss) before income taxes..............    1,018      1,371      9,138      7,661     (5,538)
Income tax provision (benefit).................     (245)       940      4,037      3,043         --
                                                 -------    -------    -------    -------    -------
Net income (loss)..............................  $ 1,263    $   431    $ 5,101    $ 4,618    $(5,538)
                                                 =======    =======    =======    =======    =======
Net income (loss) per share--Basic:
  Net income (loss) per share..................  $  0.10    $  0.03    $  0.34    $  0.31    $ (0.35)
                                                 =======    =======    =======    =======    =======
  Number of shares used in computing basic net
    income (loss) per share....................   12,240     14,403     15,155     15,072     15,646
                                                 =======    =======    =======    =======    =======
Net income (loss) per share--Diluted:
  Net income (loss) per share..................  $  0.10    $  0.03    $  0.32    $  0.28    $ (0.35)
                                                 =======    =======    =======    =======    =======
  Number of shares used in computing diluted
    net income (loss) per share................   13,243     15,402     16,115     16,208     15,646
                                                 =======    =======    =======    =======    =======

   The accompanying notes are an integral part of the consolidated financial statements.

                              SUMMIT DESIGN, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                         (IN THOUSANDS, EXCEPT SHARES)

                                          CONVERTIBLE
                                        PREFERRED STOCK           COMMON STOCK        ADDITIONAL     TREASURY STOCK
                                     ---------------------   ----------------------    PAID-IN     -------------------
                                       SHARES      AMOUNT      SHARES       AMOUNT     CAPITAL      SHARES     AMOUNT
                                     ----------   --------   -----------   --------   ----------   --------   --------
Balance, December 31, 1995.........   9,183,729    $  535      2,233,260     $ 64      $15,463           --   $    --
Issuance of convertible preferred
  stock............................     290,938       986
Issuance of common stock in in
  initial public offering, net of
  issuance costs...................                            2,000,000       20       16,204
Issuance of common stock under
  stock option plan and other......                              383,952        6          134
Conversion of preferred stock to
  common stock.....................  (9,474,667)   (1,521)     9,474,667       95        1,418
Repurchase of common stock.........                              (12,737)                   (2)
Conversion of TriQuest common
  stock............................                                           (44)          44
Net income.........................
                                     ----------    ------    -----------     ----      -------     --------   -------
Balance, December 31, 1996.........          --        --     14,079,142      141       33,261           --        --
Issuance of common stock...........                               29,733                     3
Issuance of common stock under
  stock option plan................                              440,711        5          563
Issuance of common stock under
  Employee Stock Purchase plan.....                               58,701        1          349
Repurchase of common stock.........                              (23,760)                   (4)
Issuance of common stock in
  conjunction with a business
  combination......................                            1,256,777       12       15,538
Purchase of treasury stock.........                                                                (939,381)  (11,555)
Tax benefit of option exercises....                                                        969
Amortization of contingent share
  liability........................                                                        733
Net income.........................
                                     ----------    ------    -----------     ----      -------     --------   -------
Balance, December 31, 1997.........          --        --     15,841,304      159       51,412     (939,381)  (11,555)
Issuance of common stock...........                               14,616                    11
Issuance of common stock under
  stock option plan................                              460,590        5          994
Issuance of common stock under
  Employee Stock Purchase Plan.....                               80,252        1          602
Purchase of treasury stock.........                                                                (162,500)   (2,330)
Reissuance of treasury stock.......                                                     (2,330)     162,500     2,330
Retirement of treasury stock.......                             (939,381)     (10)     (11,545)     939,381    11,555
Amortization of contingent share
  liability........................                                                      3,666
Tax benefit of option exercises....                                                      1,229
Net income.........................
                                     ----------    ------    -----------     ----      -------     --------   -------
Balance, December 31, 1998.........          --        --     15,457,381      155       44,039           --        --
Issuance of common stock under
  stock option plan (unaudited)....                              174,325        1          118
Issuance of common stock under
  Employee Stock Purchase Plan
  (unaudited)......................                               70,001        1          203
Net loss (unaudited)...............
                                     ----------    ------    -----------     ----      -------     --------   -------
Balance, September 30, 1999
  (unaudited)......................          --    $   --     15,701,707     $157      $44,360           --   $    --
                                     ==========    ======    ===========     ====      =======     ========   =======

                                                     TOTAL
                                                     STOCK
                                     ACCUMULATED    HOLDERS'
                                       DEFICIT       EQUITY
                                     ------------   --------
Balance, December 31, 1995.........    $(15,514)    $    548
Issuance of convertible preferred
  stock............................                      986
Issuance of common stock in in
  initial public offering, net of
  issuance costs...................                   16,224
Issuance of common stock under
  stock option plan and other......                      140
Conversion of preferred stock to
  common stock.....................                       (8)
Repurchase of common stock.........                       (2)
Conversion of TriQuest common
  stock............................                       --
Net income.........................       1,263        1,263
                                       --------     --------
Balance, December 31, 1996.........     (14,251)      19,151
Issuance of common stock...........                        3
Issuance of common stock under
  stock option plan................                      568
Issuance of common stock under
  Employee Stock Purchase plan.....                      350
Repurchase of common stock.........                       (4)
Issuance of common stock in
  conjunction with a business
  combination......................                   15,550
Purchase of treasury stock.........                  (11,555)
Tax benefit of option exercises....                      969
Amortization of contingent share
  liability........................                      733
Net income.........................         431          431
                                       --------     --------
Balance, December 31, 1997.........     (13,820)      26,196
Issuance of common stock...........                       11
Issuance of common stock under
  stock option plan................                      999
Issuance of common stock under
  Employee Stock Purchase Plan.....                      603
Purchase of treasury stock.........                   (2,330)
Reissuance of treasury stock.......                       --
Retirement of treasury stock.......                       --
Amortization of contingent share
  liability........................                    3,666
Tax benefit of option exercises....                    1,229
Net income.........................       5,101        5,101
                                       --------     --------
Balance, December 31, 1998.........      (8,719)      35,475
Issuance of common stock under
  stock option plan (unaudited)....                      118
Issuance of common stock under
  Employee Stock Purchase Plan
  (unaudited)......................                      204
Net loss (unaudited)...............      (5,538)      (5,538)
                                       --------     --------
Balance, September 30, 1999
  (unaudited)......................    $(14,257)    $ 30,260
                                       ========     ========

   The accompanying notes are an integral part of the consolidated financial statements.

                              SUMMIT DESIGN, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                                   NINE MONTHS
                                                                                                      ENDED
                                                                 YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                                              ------------------------------   -------------------
                                                                1996       1997       1998       1998       1999
                                                              --------   --------   --------   --------   --------
                                                                                                   (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)........................................   $ 1,263    $    431   $ 5,101    $ 4,618    $(5,538)
  Adjustments to reconcile net income to net cash provided
    by (used in) operating activities:
    Depreciation and amortization..........................       870       1,984     4,649      3,439      3,620
    Amortization of contingent share liability.............        --         733     3,666      1,650         --
    Loss on asset disposition..............................        18           2        --         --         34
    Gain on sale of TDS product line.......................        --      (5,574)       --         --         --
    Write-off of acquired in-process technology............        --      11,689        --         --         --
    Deferred taxes.........................................      (500)     (1,044)      (81)       (81)        --
    Equity in losses of and transactions with
      unconsolidated joint venture.........................        33          77       520        420        255
    Provision for impairment of note receivable............        --          --        --         --      2,665
    Changes in assets and liabilities:
      Accounts receivable..................................       (21)        951    (3,721)    (2,523)     2,635
      Prepaid expenses.....................................      (157)        (13)     (322)      (249)      (141)
      Accounts payable.....................................       406        (254)    1,309        536     (1,448)
      Accrued liabilities..................................       561       1,667       505      1,303       (400)
      Deferred revenue.....................................     2,067       1,601       112       (641)      (840)
      Other, net...........................................       127        (145)      134         98        184
                                                              -------    --------   -------    -------    -------
        Net cash provided by (used in) operating
          activities.......................................     4,667      12,105    11,872      8,570     (1,026)
                                                              -------    --------   -------    -------    -------
Cash flows from investing activities:
  Additions to furniture and equipment.....................      (763)     (1,613)   (2,619)    (1,811)      (891)
  Acquisitions, net of cash received.......................        --      (3,816)       --         --         --
  Proceeds from sale of TDS product line...................        --       4,666        --         --         --
  Proceeds from sale of assets.............................         8          30         7         --         11
  Notes receivable advances................................        --        (565)   (1,210)      (855)      (965)
  Notes receivable repayments..............................        --          --        75         --         --
  Investment in and advances to joint venture..............      (100)         --      (750)      (750)        --
                                                              -------    --------   -------    -------    -------
        Net cash used in investing activities..............      (855)     (1,298)   (4,497)    (3,416)    (1,845)
                                                              -------    --------   -------    -------    -------
Cash flows from financing activities:
  Issuance of preferred stock..............................       977          --        --         --         --
  Issuance of common stock, net of expenses................    16,364         922     1,613      1,118        323
  Tax benefit of option exercises..........................        --         969     1,229        875         --
  Payments to acquire treasury stock.......................        --     (11,555)       --     (2,329)        --
  Proceeds from notes payable and long-term debt...........        96          --        --         --         --
  Repurchase of common stock...............................        (2)         (4)   (2,330)        --         --
  Principal payments of debt obligations...................    (1,952)       (898)     (118)       (91)      (154)
  Principal payments of capital lease obligations..........      (205)        (69)      (49)       (38)       (35)
                                                              -------    --------   -------    -------    -------
        Net cash provided by (used in) financing
          activities.......................................    15,278     (10,635)      345       (465)       134
                                                              -------    --------   -------    -------    -------
        Increase (decrease) in cash and cash equivalents...    19,090         172     7,720      4,689       (685)
Cash and cash equivalents, beginning of period.............       711      19,801    19,973     19,973     27,693
                                                              -------    --------   -------    -------    -------
Cash and cash equivalents, end of period...................   $19,801    $ 19,973   $27,693    $24,662    $27,008
                                                              =======    ========   =======    =======    =======
Supplemental disclosure (see Note 16)

   The accompanying notes are an integral part of the consolidated financial statements.

                              SUMMIT DESIGN, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY:

    Summit Design, Inc. (Summit or the Company) develops, manufactures and markets software which enhances and accelerates the creation of electronic systems and integrated circuits using top-down design methodologies. The Company provides software products for design specification entry, design analysis and verification. Subsidiaries of the Company are located in the United States, Israel and Finland. The Company markets and sells its products in the United States, Europe, and Asia through its direct sales force and distributor relationships.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    The following is a summary of the Company's significant accounting policies:

BASIS OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Summit Verification, Inc., Summit Design
(EDA) Ltd. and ProSoft OY. Upon consolidation, all intercompany accounts, transactions and profits have been eliminated. Investments in business entities in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are accounted for by the equity method.

REVENUE RECOGNITION

    Product licenses revenue is derived from the sale of software licenses to distributors and end-users. Revenue from the sale of product licenses is recognized upon delivery of the product if remaining vendor obligations are insignificant and collection of the resulting receivable is probable, otherwise revenue from such software products is deferred until such time as vendor obligations are met. Revenue earned on software arrangements involving multiple elements is allocated to each element based on vendor-specific objective evidence (VSOE) of the fair value of the various elements within the arrangement. Revenue from product sales through distributors is recognized net of the associated distributor discounts. The Company provides a ninety-day warranty that its products are free from defects. Estimated sales returns and provisions for insignificant vendor obligations and estimated warranty costs are recorded when revenue is recognized.

    Maintenance and services revenue includes software maintenance and other service revenue, primarily from training. Software maintenance revenue is deferred and recognized ratably over the life of the maintenance contract. Other service revenue is recognized as the related service is performed.

    Fees received for granting distribution rights are deferred and recognized ratably over the term of the distribution agreement.

RESEARCH AND DEVELOPMENT COSTS

    Costs related to research, design and development of products are charged to research and development expense as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established by completion of a working model of the product and ending when a product is available for general resale to customers. To date, completion of a working model of the Company's products and general release have substantially coincided. As a result, the Company has not capitalized any software development costs since such costs have not been significant.

                              SUMMIT DESIGN, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

CASH EQUIVALENTS

    The Company considers all highly liquid debt instruments with a remaining maturity of three months or less when purchased to be cash equivalents. At December 31, 1997 and 1998, substantially all of the Company's cash and cash equivalents are invested in interest-bearing deposits and other short-term investments with several major banks.

FURNITURE AND EQUIPMENT

    Furniture and equipment, consisting primarily of computer equipment and office furniture, are stated at cost, net of related depreciation. Maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets ranging from three to seven years. Amortization of equipment under capital leases is provided using the straight-line method over the shorter of the related lease terms or economic life of the leased assets. Upon disposal of an asset subject to depreciation, the cost and related accumulated depreciation are removed from the accounts and resulting gains and losses are reflected in operations.

INTANGIBLES AND GOODWILL

    Intangibles, which include purchased technologies and other intangibles are being amortized on a straight-line basis over two to five years for purchased technologies and two years for other intangibles. Purchased technology represents acquired software which has been fully developed, achieved technological feasibility, reached commercial viability, and is generating revenue. Goodwill, which represents the excess of the purchase price over identifiable net assets acquired, is being amortized over five years. The carrying value of intangible assets and goodwill are reviewed whenever circumstances occur which indicate that the carrying value may not be recoverable.

INCOME TAXES

    Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting and tax bases of assets and liabilities and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of change. Valuation allowances are established when necessary, to reduce deferred tax assets to the amounts expected to be realized.

CONCENTRATION OF CREDIT RISK

    The Company sells its products primarily to commercial end-users across many industries directly and through independent and affiliated distributors in North America, Europe and Asia. The Company's end-user customers include companies in a wide range of industries, including semiconductor devices, semiconductor test equipment, telecommunications, computer/peripherals, consumer electronics, aerospace/defense and other electronics entities. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. The Company maintains allowances for potential losses, and such losses have been within management's expectations.

                              SUMMIT DESIGN, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

    The Company has made equity investments in ADC and SDA and has provided loans to ADC and a privately-held, independent software company for business and strategic purposes. The Company identifies and records impairment losses on these investments when events and circumstances indicate that such assets might be impaired.

FOREIGN CURRENCY TRANSLATION

    The Company's subsidiaries in Israel and Finland use the U.S. dollar as its functional currency for financial reporting purposes. The Company's sales to foreign distributors and customers are denominated in U.S. dollars. Operating expenses of the Company's subsidiary in Israel and other international operations are paid in the local currency. Transaction gains and losses, as well as gains and losses experienced with respect to remeasurement to the functional currency are recorded in the consolidated statement of operations. As the gains and losses are insignificant in 1997 and 1998, such amounts were recorded as other income, net.

ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

DISCLOSURE OF FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amount of financial instruments including cash and cash equivalents, accounts receivable, other current assets, accounts payable and accrued liabilities approximated fair value as of December 31, 1997 and 1998 because of the relatively short maturity of these instruments. The carrying value of capital lease obligations and long-term debt approximated fair value as of December 31, 1997 and 1998, based upon the interest rates available to the Company for similar instruments. The carrying amount of notes receivable at December 31, 1997 and 1998 approximates fair value which is evaluated based upon the present value of the expected future cash flows and the fair value of the underlying collateral.

COMPUTATION OF NET INCOME (LOSS) PER SHARE

    In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard (SFAS) No. 128 Earnings per Share effective for fiscal periods ending after December 15, 1997. Basic EPS is computed using the weighted average number of shares of common stock outstanding for the period. Diluted EPS is computed using the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the period. Common equivalent shares from stock options are excluded from the computation when their effect is antidilutive.

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

    The accompanying unaudited financial statements have been prepared by Summit in accordance with the rules and regulations of the Securities and Exchange Commission. Certain information and

                              SUMMIT DESIGN, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted in accordance with such rules and regulations. In the opinion of management, the accompanying unaudited financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company, and its results of operations and cash flows. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999 or any other future interim period, and the Company makes no representations related thereto.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement changed the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports issued to shareholders. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues, and its major customers. The statement was effective for fiscal years beginning after December 15, 1997 and has not significantly modified the disclosure of segment information for the Company.

    In February 1998, the FASB issued SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The statement suggests combined formats for presentation of pension and other postretirement benefit disclosures. The Statement also permits reduced disclosures for nonpublic entities. This statement is effective for fiscal years beginning after December 15, 1997. The adoption of this statement has not had any effect on the consolidated financial statements.

    In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. This statement is effective for fiscal years beginning after June 15, 2000. Management does not expect the adoption of this statement to have any effect on the consolidated financial statements.

    During the first quarter of 1998, the Company adopted Statements of Position
(SOP) 97-2, "Software Revenue Recognition" and 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition." The provisions of SOPs 97-2 and 98-4 have been applied to transactions entered into beginning January 1, 1998. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on vendor-specific objective evidence (VSOE) of the fair value of the various elements in a multiple element arrangement. Revenue from the sale of software licenses is recognized at the later of the time of shipment or satisfaction of all acceptance terms. The revenue allocated to maintenance is recognized

                              SUMMIT DESIGN, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

ratably over the term of the maintenance agreement and revenue allocated to services is recognized as the services are performed.

    The Company analyzed the elements included in its multiple element arrangements and determined that the Company has sufficient evidence to allocate revenue to the license and maintenance components of its product licenses. The adoption of SOPs 97-2 and 98-4 did not have a significant effect on revenue recognized for the year ended December 31, 1998.

3. ACQUISITION OF TRIQUEST DESIGN AUTOMATION, INC.:

    On February 28, 1997, the Company acquired TriQuest Design
Automation, Inc., a California corporation ("TriQuest"). TriQuest develops hardware description language ("HDL") analysis, optimization and verification tools for the design of high performance, deep submicron integrated circuits. The aggregate consideration for the acquisition (including shares of common stock reserved for issuance upon exercise of TriQuest options assumed by the Company) was 775,000 shares of common stock. The transaction was accounted for as a "pooling of interests" in accordance with generally accepted accounting principles. In compliance with such principles, the Company's operating results have been restated to include the results of TriQuest as if the acquisition had occurred at the beginning of the first period presented.

    The following presents the previously separate results of Summit and TriQuest (in thousands):

                                           YEARS ENDED
                              -------------------------------------   TWO MONTHS ENDED
                              DECEMBER 31, 1995   DECEMBER 31, 1996   FEBRUARY 28, 1997
                              -----------------   -----------------   -----------------
                                                                         (UNAUDITED)
Summit
  Revenues..................       $14,292             $20,163             $1,473
  Net income (loss).........        (3,123)              2,688               (921)
TriQuest
  Revenues..................            --                 151                199
  Net income (loss).........          (488)             (1,425)               143

4. SALE OF TDS PRODUCT LINE:

    On July 11, 1997 the Company sold substantially all of the assets used in its business of developing and marketing its Test Development Series "TDS" Products (the "Asset Sale") to Credence Systems Corporation ("CSC") for
$5 million. CSC assumed certain liabilities, including the Company's obligations under TDS maintenance contracts entered into prior to the closing. CSC also agreed to purchase $2 million of Visual interface licenses in the second quarter of 1997. TDS product license, maintenance and services and other revenue for the years ended December 31, 1995, 1996 and 1997 were $6,978,000, $7,331,000 and
$3,500,000, respectively.

    The Company and CSC also entered into a software license agreement ("OEM Agreement") in which CSC agreed to purchase $16 million of Visual Testbench licenses over a thirty-month period subject to specified quarterly maximums and certain additional conditions. Additionally, CSC entered into an 18 month maintenance agreement for $2 million associated with the Visual Testbench product.

                              SUMMIT DESIGN, INC.

5. ACQUISITION OF SIMULATION TECHNOLOGIES CORP.

    On September 9, 1997, the Company acquired Simulation Technologies Corp. ("SimTech"), a Minnesota Corporation. SimTech develops and distributes hardware-software co-verification, code coverage and HDL debugging software. The aggregate consideration for the acquisition was 1,256,800 shares of Summit common stock, 723,200 options to purchase Summit common stock and $3,875,000 in cash. An additional $315,000 of direct acquisition costs were also incurred and included in the purchase price.

    After discussion with the staff of the Securities and Exchange Commission (the "Staff"), the Company restated the consolidated financial statements as of and for the quarters ended September 30, 1997, March 31, 1998, June 30, 1998 and September 30, 1998 and as of and for the year ended December 31, 1997 to reflect a change in the original accounting treatment to the September 1997 acquisition of SimTech.

    The total consideration at estimated fair value is summarized as follows (in thousands):

                                                          ORIGINALLY
                                                           REPORTED    AS RESTATED
                                                          ----------   -----------
Cash....................................................    $ 3,875      $ 3,875
Common stock of Summit..................................     11,367       14,649
Options to purchase Summit common stock.................      5,299        5,299
Other direct acquisition costs..........................        315          315
                                                            -------      -------
                                                            $20,856      $24,138
                                                            =======      =======

    The transaction was accounted for using the purchase method of accounting. Accordingly, the results of operations have been combined with those of Summit since the date of acquisition. The allocation of the purchase price to the net assets acquired based upon their estimated fair values as originally reported and as restated is summarized as follows (in thousands):

                                                          ORIGINALLY
                                                           REPORTED    AS RESTATED
                                                          ----------   -----------
Current assets..........................................    $   937      $   937
Property and equipment..................................        377          377
In-process technology...................................     19,937       11,689
Purchased technology....................................      1,037        2,390
Identifiable intangibles................................        735        4,079
Goodwill................................................         --        3,756
Current liabilities assumed.............................       (707)        (707)
Unearned revenue assumed................................     (1,460)      (1,460)
Deferred taxes..........................................         --       (1,322)
Compensation expense contingent upon future
  employment............................................         --        4,399
                                                            -------      -------
                                                            $20,856      $24,138
                                                            =======      =======

    The amount allocated to in-process technology was written off immediately subsequent to the acquisition of SimTech as the in-process technology had not reached technological feasibility and had no probable alternative future use. The amounts allocated to purchased technology and identifiable intangibles are being amortized on a straight-line basis over two to five years. Additionally, the

                              SUMMIT DESIGN, INC.

5. ACQUISITION OF SIMULATION TECHNOLOGIES CORP. (CONTINUED)

Company recorded a charge to expense for shares issued in the transaction which were contingent upon continued employment for up to two years from the acquisition date. A total of $4.4 million of compensation expense was recorded as the employment obligation lapsed.

    The following table reflects unaudited pro forma combined results of operations of the Company and SimTech on a basis that the acquisition had taken place at the beginning of the fiscal year for each of the periods presented, excluding the effect of the one-time charge of in-process technology:

                                              DECEMBER 31, 1996   DECEMBER 31, 1997
                                              -----------------   -----------------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues....................................       $24,391             $35,278
Net income (loss)...........................       $(4,104)            $ 6,563

Basic net income (loss) per share...........       $ (0.31)            $  0.43
Diluted net income (loss) per share.........       $ (0.31)            $  0.40

Number of shares used in computing basic net
  income per share..........................        13,292              15,268
                                                   =======             =======
Number of shares used in computing diluted
  net income per share......................        13,292              16,267
                                                   =======             =======

    In management's opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of 1996 or at the beginning of 1997 or under the ownership and management of the Company.

    In connection with this transaction the Company also repurchased 939,000 shares of Summit common stock in private transactions at an average price of $12.30 per share for $11,555,000 in cash.

6. FURNITURE AND EQUIPMENT:

    Furniture and equipment consists of the following (in thousands):

                                                               DECEMBER 31,
                                                            -------------------
                                                              1997       1998
                                                            --------   --------
Office furniture and equipment............................  $   596    $ 1,201
Computer equipment........................................    3,679      5,138
Leasehold improvements....................................       66        491
                                                            -------    -------
                                                              4,341      6,830
Less accumulated depreciation and amortization............   (1,643)    (2,717)
                                                            -------    -------
                                                            $ 2,698    $ 4,113
                                                            =======    =======

7. DEPOSITS AND OTHER ASSETS:

    In July 1997, the Company entered into an agreement to lend up to $2.5 million to an independent software development company pursuant to a loan agreement which is collateralized by the intellectual property and stock of the software development company. Borrowings under this agreement bear interest at prime rate plus 2% and are due April 1, 2000. Total amounts due to the

                              SUMMIT DESIGN, INC.

7. DEPOSITS AND OTHER ASSETS: (CONTINUED)

Company under this agreement at December 31, 1997 and 1998 were $490,000 and $1.7 million, respectively, and are included in other assets.

    Also included in Deposits and Other Assets are investments in and advances to two joint ventures (see Note 19) of which $0 and $230,000 are outstanding at December 31, 1997 and December 31, 1998, respectively. Advances bear interest at 5% per year and are due June 2003.

    UNAUDITED--During the third quarter of 1999, it became evident that because of missed product development milestones, the independent software company's cash flows would not be sufficient to repay the loan. Summit exercised its right under the terms of the contract with the independent software company to retain co-ownership of the technology and distribution rights to the product in satisfaction of the note. During the third quarter Summit also evaluated its business strategy relative to the technology acquired from the software company. Based on Summit's assessment of market potential, revised sales projections, and limited manpower resources, management decided that Summit could not provide the support necessary to successfully market and sell this product. Summit concluded that the technology had no value and Summit has no plans to sell this product in the future. Summit therefore wrote-off the balance of the note receivable of $2.7 million.

8. NOTE PAYABLE TO BANK:

    The Company has available a $1 million line of credit with U.S. National Bank of Oregon, which matures April 30, 1999 and is collateralized by accounts receivable, inventory, chattel paper, general intangibles, patents, trademarks, copyrights and products and proceeds of the foregoing. Maximum borrowings under the line shall not exceed 75% of eligible accounts receivable. Interest on the unpaid balance accrues at prime and is payable monthly. The prime rate at December 31, 1998 was 7.75%. There was no amount outstanding at December 31, 1998.

    The line of credit agreement contains financial covenants, including covenants relating to maintenance of a minimum level of working capital, net worth, the ratio of debt to net worth and dividend restrictions. The Company was in compliance with these covenants at December 31, 1998.

9. ACCRUED LIABILITIES:

    Accrued liabilities consists of the following (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1997       1998
                                                              --------   --------
Payroll and related benefits................................   $2,887     $3,051
Sales and marketing.........................................      435        332
Accounting and legal........................................      260        310
Federal and state income taxes payable......................      819      1,549
Sales taxes payable.........................................      114        160
Other.......................................................      667        285
                                                               ------     ------
                                                               $5,182     $5,687
                                                               ======     ======

                              SUMMIT DESIGN, INC.

10. LEASES:

    The Company is obligated under capital leases for equipment that expire at various dates during the next three years. The leased assets are included in equipment at a capitalized amount of $197,000 at December 31, 1997 and 1998. Related accumulated amortization of $108,000 and $153,000 at December 31, 1997 and 1998 is included in accumulated depreciation.

    The Company has entered into significant noncancelable operating leases for the use of buildings in Beaverton, Oregon, Herzlia, Israel, and San Jose, California. Rental expense was approximately $470,000, $495,000, and $653,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

    Future minimum lease payments under these operating and capital leases for the years ending December 31 are as follows (in thousands):

                                                             CAPITAL    OPERATING
                                                              LEASES     LEASES
                                                             --------   ---------
1999.......................................................    $ 45      $1,349
2000.......................................................      --         966
2001.......................................................      --         953
2002.......................................................      --         759
2003.......................................................      --         617
                                                               ----      ------
  Total minimum lease payments.............................      45      $4,644
                                                                         ======
  Less amount representing interest (at 4%)................      (2)
                                                               ----
  Present value of minimum capital lease payments..........      43
  Current portion of capital lease obligation..............     (43)
                                                               ----
  Capital leases obligation, less current portion..........    $ --
                                                               ====

11. LONG-TERM DEBT:

    Long-term debt consists of the following (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1997       1998
                                                              --------   --------
Marketing grant payable to the Israeli government...........    $261       $187
Other.......................................................      67         23
                                                                ----       ----
                                                                 328        210
Current portion.............................................    (134)       (54)
                                                                ----       ----
Non-current portion.........................................    $194       $156
                                                                ====       ====

    The Chief Scientist grant represents research and development funding of approximately $232,000 in 1993 and $608,000 in 1995 received from the Israeli government. The Company repaid both the 1993 and 1995 grants in full during 1997.

    The Company received a Marketing Fund grant of $423,000 from the Israeli Ministry of Industry and Trade through December 31, 1998. This grant is to be repaid at the rate of 3% of the increase in export sales of all Israeli products over the base year until repaid.

                              SUMMIT DESIGN, INC.

11. LONG-TERM DEBT: (CONTINUED)

    Future principal payments of debt outstanding for the years ending December 31 are as follows (in thousands):


1999........................................................  $ 54
2000........................................................   156
                                                              ----
  Total.....................................................  $210
                                                              ====

12. STOCKHOLDERS' EQUITY:

PREFERRED STOCK

    Summit has 5,000,000 shares of Preferred Stock authorized, of which there are no shares outstanding. The Summit Board has the authority to issue these shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued and undesignated shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series, without any future vote or action by the stockholders.

1994 INCENTIVE STOCK OPTION PLAN

    The Company has an Incentive Stock Option Plan ("1994 Plan") pursuant to which the Company may grant options to employees and consultants. Under the terms of the 1994 Plan, the option price is determined as the fair value of the Company's common stock at the time the option is granted. Under the 1994 Plan, 2,822,000 shares of common stock are authorized for issuance. Options granted prior to the Company's initial public offering generally became immediately exercisable. Shares issued are subject to repurchase until vested. Options granted subsequent to the Company's initial public offering are exercisable upon vesting. Options generally vest 25% twelve months after the date of grant and the remainder at 1/48(th) of the grant amount in each successive month thereafter. Options expire no later than 10 years after the date of grant.

    There were 366,094, 2,659, and 342,026 shares of common stock reserved for the grant of stock options under the 1994 Plan at December 31, 1996, 1997 and 1998, respectively.

1996 DIRECTOR OPTION PLAN

    Non-employee directors are entitled to participate in the Company's 1996 Director Option Plan (the "Director Plan"). The Director Plan provides for an automatic grant of an option to purchase 7,500 shares of common stock to each non-employee director on the date on which the Director Plan becomes effective or, if later, an option to purchase 10,000 shares of common stock on the date on which the person first becomes a non-employee director and 10,000 shares on the date of the annual meeting of each subsequent year, provided that he or she is then a non-employee director and, provided further, that on such date he or she has served on the Board for at least six months. Options granted under the Director Plan generally become vested and are exercisable 12 months after the grant date and are granted at an exercise price equal to 100% of the fair market value per share on the date of the grant. The Company has reserved 150,000 shares of common stock for issuance under the Director Plan. The Company granted 40,000 options under this Director Plan in both 1997 and 1998.

                              SUMMIT DESIGN, INC.

12. STOCKHOLDERS' EQUITY: (CONTINUED)



1997 NONSTATUTORY STOCK OPTION PLAN

    The Company established the 1997 Nonstatutory Stock Option Plan ("Nonstatutory Plan") in order to provide additional incentive to employees, directors and consultants. Options granted under the Nonstatutory Plan will be nonstatutory stock options and are not intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code. Options generally vest 25% twelve months after the date of grant and the remainder at 1/48(th) of the grant amount in each successive month thereafter. Options expire no later than 10 years after the grant date. In addition, no more than 25,000 options may be granted to directors and persons considered "officers" by the NASDAQ Stock Market. The maximum aggregate number of shares of common stock authorized for issuance is 250,000 shares. The Company granted 101,623 options under the Nonstatutory Plan in 1998.

    A summary of the status of the Company's stock option plans as of December 31, 1996, 1997 and 1998 and changes during the years ended on those dates is presented below:

                                                   OPTIONS    EXERCISE PRICE RANGE
                                                  ---------   --------------------
Balance, December 31, 1995......................  1,163,482      $0.02--$ 2.50
Options granted.................................    722,575      $0.33--$10.50
Options exercised...............................   (345,278)     $0.02--$ 2.50
Options canceled................................   (146,905)     $0.02--$10.50
                                                  ---------
Balance, December 31, 1996......................  1,393,874      $0.02--$10.50
Options granted.................................  1,643,121      $0.08--$17.00
Options exercised...............................   (470,715)     $0.02--$ 7.00
Options canceled................................   (442,906)     $0.02--$12.75
                                                  ---------
Balance, December 31, 1997......................  2,123,374      $0.08--$17.00
Options granted.................................    380,599      $6.75--$15.88
Options exercised...............................   (623,087)     $0.08--$ 9.25
Options canceled................................   (147,773)     $1.17--$17.00
                                                  ---------
Balance, December 31, 1998......................  1,733,113      $0.08--$17.00
                                                  =========

    The following are the shares exercisable at the corresponding weighted average exercise price at December 31, 1996, 1997, and 1998, respectively:
1,186,986 at $2.0662, 949,261 at $2.3119, and 780,195 at $5.2121. The weighted average exercise price per share of options outstanding at December 31, 1998 is $6.976. The following are the weighted average grant date fair value of options granted for the years ended December 31, 1996, 1997, and 1998, respectively:
$5.95, $8.96, and $12.00. At December 31, 1998, 127,083 shares are subject to repurchase.

    Effective September 13, 1995, the Board of Directors of the Company approved an adjustment to the exercise price of the Company's outstanding stock options with an exercise price in excess of $1.75. All outstanding options subject to the adjustment were repriced to $1.75, the fair market value at that date as determined by the Board. Participation by each option holder was voluntary.

                              SUMMIT DESIGN, INC.

12. STOCKHOLDERS' EQUITY: (CONTINUED)

    The following table summarizes information about stock options outstanding at December 31, 1998:

                                 OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                       ---------------------------------------   ----------------------
                                        WEIGHTED      WEIGHTED    WEIGHTED     WEIGHTED
                         SHARES         AVERAGE       AVERAGE      SHARES      AVERAGE
      RANGE OF         OUTSTANDING    CONTRACTUAL     EXERCISE   EXERCISABLE   EXERCISE
   EXERCISE PRICES     AT 12/31/98   REMAINING LIFE    PRICE     AT 12/31/98    PRICE
   ---------------     -----------   --------------   --------   -----------   --------
$ 0.08 to $ 0.62.....    318,423          6.59        $ 0.3778     223,916     $ 0.3237
$ 1.17 to $ 1.95.....    250,275          7.25          1.7116     159,203       1.7053
$ 4.67 to $ 7.00.....     94,160          9.08          6.1831      41,712       6.2183
$ 8.13 to $ 9.50.....    642,938          8.57          8.8846     277,025       8.9756
$ 9.63 to $10.50.....    197,000          8.98          9.9194      34,833       9.6522
$12.75 to $17.00.....    230,317          9.24         14.2973      43,506      14.7214

1996 EMPLOYEE STOCK PURCHASE PLAN

    The Company has established the 1996 Employee Stock Purchase Plan ("1996 Purchase Plan"). The 1996 Purchase Plan, which is intended to qualify under
Section 423 of the Internal Revenue code, permits eligible employees of the Company to purchase common stock through payroll deductions of up to 10% of their base salary up to a maximum of $25,000 of common stock for all purchase periods ending within any calendar year. The price of common stock purchased under the 1996 Purchase Plan will be 85% of the lower of the fair market value of the common stock on the first day of each 24 month offering period or the last day of the applicable six-month purchase period. The Company has reserved 385,000 shares of common stock for issuance under the 1996 Purchase Plan. The Company issued approximately 80,252 shares of common stock under the 1996 Purchase Plan during 1998.

SFAS NO. 123 DISCLOSURE

    The Company applies APB No. 25 and related interpretations in accounting for its plans. However, in accordance with SFAS No. 123, pro forma disclosures as if the Company adopted the cost recognition requirements under No. SFAS 123 in 1996, 1997 and 1998 are presented below.

    The fair value of each option granted during the years ended December 31, 1996, 1997, and 1998 are estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                      1996           1997           1998
                                                    --------       --------       --------
Average dividend yield............................       0%             0%             0%
Expected volatility...............................      46%            44%            57%
Expected life in years............................       5              4              4
Risk free interest rate:
  Low.............................................   5.546%         5.787%         4.050%
  High............................................   6.543%         6.421%         5.665%

                              SUMMIT DESIGN, INC.

12. STOCKHOLDERS' EQUITY: (CONTINUED)

    Had the Company used the fair value methodology for determining compensation expense, the Company's net income (loss) and net income (loss) per share would approximate the pro forma amounts below (in thousands, except per share data):

                                                       1996       1997       1998
                                                     --------   --------   --------
Net income--as reported............................   $1,263    $   431     $5,101
Net income (loss)--pro forma.......................   $  714    $(1,496)    $1,802
Diluted net income per common share--as reported...   $ 0.10    $  0.03     $ 0.32
Diluted net income (loss) per common share--pro
  forma............................................   $ 0.05    $ (0.10)    $ 0.11

    The effect of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

13. INCOME TAXES:

    The provision (benefit) for income taxes consists of the following (in thousands):

                                                         YEARS ENDED DECEMBER 31,
                                                      ------------------------------
                                                        1996       1997       1998
                                                      --------   --------   --------
Current:
  Federal...........................................   $   26     $  765     $1,811
  State.............................................        4        426        457
  Foreign...........................................      225        468      1,110
                                                       ------     ------     ------
                                                          255      1,659      3,378
                                                       ------     ------     ------
Deferred:
  Federal...........................................     (373)      (486)       693
  State.............................................      (27)        14         93
  Foreign...........................................     (100)      (247)      (127)
                                                       ------     ------     ------
                                                         (500)      (719)       659
                                                       ------     ------     ------
                                                       $ (245)    $  940     $4,037
                                                       ======     ======     ======

                              SUMMIT DESIGN, INC.

13. INCOME TAXES: (CONTINUED)

    The difference between the effective income tax rate and the statutory U.S. federal income tax rate is as follows (in thousands):

                                                        YEARS ENDED DECEMBER 31,
                                                     ------------------------------
                                                       1996       1997       1998
                                                     --------   --------   --------
Tax provision (benefit) at statutory rate..........   $  826    $  (452)    $1,554
In-process technology..............................       --      3,974         --
Amortization of goodwill...........................       --        101        255
Compensation expense for contingent stock..........       --        282      1,246
Alternative minimum tax............................       26         --         --
Foreign taxes......................................      225        221        983
Deferred taxes:
  Utilization of net operating losses..............   (1,509)    (3,392)        --
Other..............................................      183       (210)      (343)
State..............................................        4        416        342
                                                      ------    -------     ------
                                                      $ (245)   $   940     $4,037
                                                      ======    =======     ======

    The tax provision (benefit) at statutory rate is calculated based on U.S. income and does not include tax on earnings from foreign operations. Tax on earnings from foreign operations is included in foreign income and withholding taxes.

    At December 31, 1998, the Company had net operating loss carryforwards for federal and state income tax purposes which can be used to offset future income subject to taxes. In addition, there are unused foreign tax credits which may be available for offset against future federal income taxes after use of the loss carryforwards. Such loss carryforwards and tax credits are summarized below (in thousands):

                                                        AMOUNT    EXPIRATION DATES
                                                       --------   ----------------
Loss carryforwards:
  Federal............................................   $1,035          2009--2010
  State..............................................    1,035          2009--2010
Foreign tax credits (federal only)...................      625          2000--2001

    Due to the acquisition of TriQuest, the federal and state net operating loss carryforwards are limited in use to approximately $300,000 annually. The tax credit carryforwards are also subject to limitation due to the acquisition of TriQuest.

    In addition, the Company has foreign income tax net operating losses of approximately $5.6 million. These foreign losses were generated in Israel over several years and have not yet received final assessment from the Israeli government. Consequently, management is uncertain as to the availability of a substantial portion of such foreign loss carryforwards and as such has recorded a valuation allowance against the resulting deferred tax asset. Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of the Company's foreign subsidiary, as those earnings are considered to be permanently reinvested. If such earnings were remitted to the U.S., additional federal and foreign taxes may be due. It is not practical to determine the amount of such taxes that might be payable on these foreign earnings.

                              SUMMIT DESIGN, INC.

13. INCOME TAXES: (CONTINUED)

    The approximate effects of temporary differences which give rise to deferred tax assets and liabilities are as follows (in thousands):

                                                                DECEMBER 31,
                                                             -------------------
                                                               1997       1998
                                                             --------   --------
Deferred tax assets:
  Federal and state net operating loss carryforwards.......   $  548    $   398
  Foreign operating loss carryforwards.....................      563        336
  Research and experimentation credit carryforwards........      313         --
  Foreign tax credit carryforwards.........................      727        625
  Other deferred tax items.................................      773        271
                                                              ------    -------
    Total deferred tax assets..............................    2,924      1,630
  Less valuation allowances................................     (563)      (336)
                                                              ------    -------
    Net deferred tax assets................................    2,361      1,294
                                                              ------    -------
Deferred tax liabilities:
  Other deferred tax items.................................   (2,139)      (991)
                                                              ------    -------
    Total deferred tax liabilities.........................   (2,139)      (991)
                                                              ------    -------
    Net deferred taxes.....................................   $  222    $   303
                                                              ======    =======
Net deferred income taxes:
  Current..................................................   $1,209    $   792
  Deferred.................................................     (987)      (489)
                                                              ------    -------
                                                              $  222    $   303
                                                              ======    =======

    The Company has established a valuation allowance against a portion of deferred tax assets due to the uncertainty surrounding the realization of such assets. Management evaluates on a quarterly basis the recoverability of the deferred tax assets and the level of the valuation allowance. The net change in the valuation allowance for the years ended December 31, 1996, 1997 and 1998 was a decrease of approximately $964,000, $4,455,000 and $227,000, respectively. The decrease in the valuation allowance for the year ended December 31, 1998 resulted from a decrease in the effective tax rate in Israel. The decrease in the valuation allowance for the year ended December 31, 1997 resulted primarily from the utilization of net operating loss carryforwards and management's evaluation of the future recoverability of net deferred tax assets due to the likelihood of future taxable income.

                              SUMMIT DESIGN, INC.

14. RECONCILIATION OF EARNINGS PER SHARE

    The following provides a reconciliation of the numerators and denominators of the basic and diluted per share computations:

                                                  DECEMBER 31,               SEPTEMBER 30,
                                         ------------------------------   -------------------
                                           1996       1997       1998       1998       1999
                                         --------   --------   --------   --------   --------
                                                                              (UNAUDITED)
Numerator:
  Net income (loss)....................  $ 1,263    $   431    $ 5,101    $ 4,618    $(5,538)
                                         =======    =======    =======    =======    =======
Denominator:
  Denominator for basic earnings (loss)
    per share:
    Weighted average shares............   12,240     14,403     15,155     15,072     15,646
  Effect of dilutive securities:
    Employee stock options.............    1,003        999        960      1,136         --
                                         -------    -------    -------    -------    -------
  Denominator for diluted earnings
    (loss) per share:
     Weighted average shares...........   13,243     15,402     16,115     16,208     15,646
                                         =======    =======    =======    =======    =======
Net income (loss) per share--basic.....  $  0.10    $  0.03    $  0.34    $  0.31    $ (0.35)
                                         =======    =======    =======    =======    =======
Net income (loss) per share--diluted...  $  0.10    $  0.03    $  0.32    $  0.28    $ (0.35)
                                         =======    =======    =======    =======    =======

15. 401(k) PLAN:

    The Company maintains a tax qualified defined contribution plan that meets the requirements of Section 401(k) of the Internal Revenue Code (the Plan) and covers substantially all U.S. employees meeting minimum service requirements. The Plan was amended in 1997 to include a mandatory Company matching contribution up to a maximum of 1.5% of employee compensation. At its discretion, the Company may make additional contributions to the Plan. In connection with the required match, the Company's contributions to the Plan were approximately $50,000 and $98,000 in 1997 and 1998, respectively. There were no contributions in 1996.

                              SUMMIT DESIGN, INC.

16. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

    Supplemental cash flow information is as follows:

                                                                      NINE MONTHS ENDED
                                       YEAR ENDED DECEMBER 31,          SEPTEMBER 30
                                    ------------------------------   -------------------
                                      1996       1997       1998       1998       1999
                                    --------   --------   --------   --------   --------
                                                                         (UNAUDITED)
Cash paid for interest............    $111     $     11   $     3    $     3     $    2
Cash paid for income taxes........    $254     $    175   $ 2,108    $ 2,063     $1,198
Noncash investing and financing
  activities:
  Retirement of treasury stock....      --           --   $11,555    $11,555         --
  Equipment acquired under capital
    leases........................    $ 23           --        --         --         --
  Conversion of preferred stock to
    common stock..................    $ 91           --        --         --         --
Acquisition of Simulation
  Technologies:
  In-process technology...........      --     $ 11,689        --         --         --
  Purchased technologies,
    intangibles and goodwill......      --     $ 10,225        --         --         --
  Property and other assets
    acquired......................      --     $    941        --         --         --
  Deferred revenue assumed........      --     $ (1,460)       --         --         --
  Other liabilities assumed.......      --     $   (707)       --         --         --
  Common stock issued.............      --     $(15,550)       --         --         --
Sale of TDS product line:
  Property and other assets
    sold..........................      --     $   (369)       --         --         --
  Deferred revenue sold...........      --     $  1,213        --         --         --
  Other liabilities sold..........      --     $     64        --         --         --

17. COMMITMENTS AND CONTINGENCIES:

    Summit Design (EDA) Ltd. has registered floating charges on all its assets as security for compliance with the terms attached to Israeli investment grants received.

    The Company has entered into employment agreements with certain of its executive officers. These agreements provide for base annual compensation and certain incentive bonuses and stock options on various vesting schedules as well as severance compensation in the event of termination without cause.

    The Company is involved in various claims and lawsuits incidental to its business. In the opinion of management, these claims and suits in the aggregate will not have a material adverse affect on the Company's consolidated financial statements.

    The Company has guaranteed the rent payments for a software development company of $4,200 per month for the first 18 months of the lease term beginning November 1997.

UNAUDITED--For the nine months ended September 30, 1999, Summit recorded $1.3 million in non-recurring charges relating to severance obligations for certain management personnel. A significant amount of the liability relates to the retirement of Summit's Chairman of the Board and Chief

                              SUMMIT DESIGN, INC.

17. COMMITMENTS AND CONTINGENCIES: (CONTINUED)

Executive Officer in June 1999. Payments to four individuals will be made over a period of nine to twenty four months. At September 30, 1999, the balance of the severance benefits payable was $1.1 million.

18. BUSINESS SEGMENTS, EXPORTS AND MAJOR CUSTOMERS:

    The Company operates in a single industry segment comprising the electronic design automation industry. Net revenue by geographic region (in thousands) and as a percentage of total revenue for each region outside the United States that constitutes more than 10% of the Company's total revenue is as follows:

                                                                           NINE MONTHS
                                                                              ENDED
                                         YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                      ------------------------------   -------------------
                                        1996       1997       1998       1998       1999
                                      --------   --------   --------   --------   --------
                                                                           (UNAUDITED)
  Europe............................   $3,294     $3,582     $6,061     $4,210     $4,300
  Japan.............................    6,157      6,311      7,373      5,671      5,076
  Other Asia Pacific................      698        709      2,191      1,193        704
As a Percentage of Total Revenue:
  Europe............................     16.2%      11.4%      13.9%      12.9%      19.7%
  Japan.............................     30.4%      20.0%      16.9%      17.4%      23.2%
  Other Asia Pacific................      3.4%       2.3%       5.0%       6.1%       3.2%

    During 1997 and 1998 one customer accounted for 28.6% and 25.1% of total revenue, respectively. In 1996, no single customer accounted for more than 10% of total revenue. Sales through a single distributor accounted for 14.7%, 12.1% and 14.0% of the Company's total revenue in 1996, 1997 and 1998, respectively. Foreign operations of Summit Design (EDA) Ltd. accounted for less than 10% of total revenue of the Company in each of the three years in the period ended December 31, 1998. Identifiable assets of the Company's Israeli subsidiary were less than 10% of total assets at December 31, 1998.

    The Company entered into an agreement with Seiko Instruments, Inc. (Seiko) during the first quarter of 1996, which granted to Seiko an exclusive right to distribute and support certain Summit products in Japan. Under the terms of the agreement, Seiko will pay the Company a distribution rights fee of $1.1 million during the period of the agreement which is three years ending February 1999. The Company received payments from Seiko of $800,000, $200,000 and $100,000 in 1996, 1997 and 1998, respectively. In the years ended December 31, 1996, 1997 and 1998, the Company recognized revenue of $367,000 associated with this agreement.

19. RELATED PARTIES:

    Summit Design (EDA) Ltd. leased its corporate offices from a stockholder under a four-year sublease agreement which expired in December 1998, on the same terms and conditions that the stockholder leases such space. Lease expense paid to the stockholder for the year ended December 31, 1996, 1997 and 1998 were $141,000, $145,000 and $180,000, respectively.

                              SUMMIT DESIGN, INC.

19. RELATED PARTIES: (CONTINUED)

    Effective April 1, 1996, the Company invested $100,000 for a minority interest in a joint venture corporation, Asia Design Corporation ("ADC"), which acquired the exclusive rights to sell, distribute and support all of the Company's products in the Asia-Pacific region, excluding Japan. In May 1998, the Company exchanged a portion of its investment in the joint venture for a 50% non-controlling interest in Summit Design Asia, Ltd. ("SDA"). The Company loaned $750,000 to SDA. As of December 31, 1998, the Company owned 50% of SDA and 30% of ADC through direct and indirect ownership. The Company has reflected in other income a loss in equity of and loans to the joint ventures of $33,000, $77,000 and $360,000 for the years ended December 31, 1996, 1997 and 1998, respectively. Total product licenses and maintenance revenue for sales to the joint venture totaled approximately $586,000, $590,000 and $501,000 for the years ended December 31, 1996, 1997 and 1998, respectively. Total accounts receivable, with payment terms similar to other customers in the Asia-Pacific region, was $67,000 at December 31, 1998.

20. QUARTERLY FINANCIAL DATA (UNAUDITED):

    The following table sets forth selected unaudited quarterly financial information:

                                                                        THREE-MONTH PERIODS ENTHREE-MONTH PERIODS ENDED
                                         ---------------------------------------------------------------------------------------
                                                                                      ------------------------------------------
                                                            1997                                         1998
                                         ------------------------------------------   ------------------------------------------
                                         MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                         --------   --------   ---------   --------   --------   --------   ---------   --------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue................................   $6,520     $7,180     $ 7,909     $9,830    $10,357    $11,012     $11,314    $10,915
Gross margin...........................    6,225      6,874       7,519      9,269      9,774     10,449      10,701     10,314

Net income (loss)......................    1,193      1,863      (4,508)     1,883      1,402      1,455       1,761        483
Net income (loss) per share--basic.....   $ 0.09     $ 0.13     $ (0.31)    $ 0.13    $  0.09    $  0.10     $  0.12    $  0.03
Net income (loss) per share--diluted...   $ 0.08     $ 0.12     $ (0.31)    $ 0.12    $  0.09    $  0.09     $  0.11    $  0.03

                                                                THREE-MONTH PERIODS ENDED 1999
                                                           -----------------------------------------
                                                           MAR. 31,      JUNE 30,      SEPTEMBER 30,
                                                           --------      --------      -------------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue..................................................  $ 6,816       $ 7,182          $ 7,854
Gross margin.............................................    6,262         6,541            7,227
Net income (loss)........................................   (2,234)       (1,004)          (2,300)
Net income (loss) per share--basic.......................  $ (0.14)      $ (0.06)         $ (0.15)
Net income (loss) per share--diluted.....................  $ (0.14)      $ (0.06)         $ (0.15)

21. SUBSEQUENT EVENTS:

    On September 16, 1999, the Company entered into a definitive agreement to merge with Viewlogic Systems, Inc. ("Viewlogic") a privately held software company headquartered in Marlboro, Massachusetts under which the Company will acquire Viewlogic. Each share of Viewlogic Preferred and Common Stock will be assumed by the Company will be exchanged for 0.67928 shares for Summit Common Stock upon closing of the transaction. In addition, the Company will assume all options outstanding under Viewlogic's stock option plan. The Company intends to account for this acquisition as a purchase. Although Summit will be acquiring Viewlogic, after such transaction, Viewlogic stockholders will hold a controlling interest in Summit. Accordingly, for accounting purposes, the acquisition will be a "reverse acquisition" and Viewlogic will be the "accounting acquirer". As Viewlogic will be the accounting acquirer, its accounts will be recorded at historical cost and the assets and liabilities of Summit will be recorded at their estimated fair value as of the closing date.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Viewlogic Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Viewlogic Systems, Inc. and subsidiaries (the "Company") as of January 2, 1999 and October 2, 1999, and the related consolidated statements of operations, comprehensive income, stockholders' equity (deficiency), and cash flows for the year ended January 2, 1999 and for the nine months ended October 2, 1999. We have also audited the consolidated statement of revenues and expenses for the year ended December 31, 1997 of the Systems Business (Note 1). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 2, 1999 and October 2, 1999, and the results of its operations, comprehensive income and its cash flows for the year ended January 2, 1999 and for the nine months ended October 2, 1999 in conformity with generally accepted accounting principles. Also, in our opinion, the consolidated statement of revenues and expenses presents fairly, in all material respects, the revenues and expenses of the Systems Business for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

As discussed in Note 1, through October 2, 1998, the Company and the Systems Business were operated as a subsidiary of Synopsys, Inc. or a component of the Prior Viewlogic, respectively.

Deloitte & Touche LLP
Boston, Massachusetts
December 3, 1999

                    VIEWLOGIC SYSTEMS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                      JANUARY 2, 1999 AND OCTOBER 2, 1999

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     ASSETS

                                                                                               PRO FORMA
                                                                                         STOCKHOLDERS' EQUITY
                                                              JANUARY 2,   OCTOBER 2,        (DEFICIENCY)
                                                                 1999         1999          OCTOBER 2, 1999
                                                              ----------   -----------   ---------------------
CURRENT ASSETS:
  Cash and cash equivalents.................................   $  4,487     $  1,296
  Accounts receivable (less allowances of $1,940 at January
    2, 1999 and $1,455 at October 2, 1999)..................      9,581       12,303
  Prepaid expenses and other................................      1,189        2,256
  Deferred income taxes.....................................      1,580        1,373
                                                               --------     --------
    Total current assets....................................     16,837       17,228
                                                               --------     --------
PROPERTY AND EQUIPMENT:
  Equipment.................................................     11,259       12,647
  Furniture and fixtures....................................      1,459        1,517
                                                               --------     --------
    Total...................................................     12,718       14,164
  Less accumulated depreciation.............................      7,967        9,476
                                                               --------     --------
PROPERTY AND EQUIPMENT--Net.................................      4,751        4,688
                                                               --------     --------
OTHER ASSETS:
  Capitalized software costs--net...........................      2,310        2,427
  Purchased technology--net.................................         --        3,825
  Other.....................................................        994          935
                                                               --------     --------
    Total other assets......................................      3,304        7,187
                                                               --------     --------
TOTAL.......................................................   $ 24,892     $ 29,103
                                                               ========     ========
                              LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
  Note payable--current portion.............................   $  2,250     $  3,000
  Current portion of capital lease obligations..............         71          333
  Accounts payable..........................................      1,315        1,956
  Accrued compensation......................................      3,262        3,033
  Accrued expenses..........................................      3,506        3,941
  Due to related party......................................        549          155
  Deferred revenue..........................................     12,393       13,034
                                                               --------     --------
    Total current liabilities...............................     23,346       25,452
                                                               --------     --------
LONG-TERM LIABILITIES:
  Note payable--long-term portion...........................     15,250       13,000
  Line of credit............................................        500          500
  Deferred tax liability....................................      1,518        2,393
  Capital lease obligations.................................        123          580
                                                               --------     --------
    Total long-term liabilities.............................     17,391       16,473
                                                               --------     --------
COMMITMENTS AND CONTINGENCIES
REDEEMABLE, CONVERTIBLE PREFERRED STOCK.....................     32,000       32,000            $     --
                                                               --------     --------
STOCKHOLDERS' EQUITY (DEFICIENCY):
  Common stock, $.001 par value, authorized, 35,000 shares,
    issued 3,966 shares at January 2, 1999 and 7,899 shares
    at October 2, 1999. Pro forma shares outstanding at
    October 2, 1999; 23,899.................................          4            8                  24
  Notes from stockholders...................................         --         (927)               (927)
  Additional paid-in capital................................      1,918        4,750              36,718
  Deferred compensation.....................................     (1,801)      (1,843)             (1,843)
  Accumulated deficit.......................................    (48,104)     (47,037)            (47,037)
  Accumulated other comprehensive income....................        138          227                 227
                                                               --------     --------            --------
    Total stockholders' equity (deficiency).................    (47,845)     (44,822)           $(12,838)
                                                               --------     --------            ========
TOTAL.......................................................   $ 24,892     $ 29,103
                                                               ========     ========

                See notes to consolidated financial statements.

                    VIEWLOGIC SYSTEMS, INC. AND SUBSIDIARIES

    STATEMENT OF REVENUES AND EXPENSES FOR THE YEAR ENDED DECEMBER 31, 1997
                                      AND

    CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED JANUARY 2, 1999
       AND FOR THE NINE MONTHS ENDED OCTOBER 3, 1998 AND OCTOBER 2, 1999

                                                                     YEAR ENDED              NINE MONTHS ENDED
                                                              -------------------------   ------------------------
                                                              DECEMBER 31,   JANUARY 2,   OCTOBER 3,    OCTOBER 2,
                                                                  1997          1999         1998          1999
                                                              ------------   ----------   -----------   ----------
                                                                (NOTE 1)                  (UNAUDITED)
REVENUE:
  Software..................................................    $29,071       $22,683       $17,070      $19,107
  Services and other........................................     34,916        32,554        24,095       21,710
                                                                -------       -------       -------      -------
    Total revenue...........................................     63,987        55,237        41,165       40,817
                                                                -------       -------       -------      -------
COSTS AND EXPENSES:
  Cost of software (includes $1 and $4 of non-cash stock
    based compensation for the year ended January 2, 1999
    and the nine-months ended October 2, 1999,
    respectively)...........................................      3,340         5,113         3,639        4,507
  Cost of services and other (includes $8 and $28 of
    non-cash stock based compensation for the year ended
    January 2, 1999 and the nine-months ended October 2,
    1999, respectively).....................................      7,513         5,080         3,522        4,698
  Selling and marketing (includes $23 and $76 of non-cash
    stock based compensation for the year ended January 2,
    1999 and the nine-months ended October 2, 1999,
    respectively)...........................................     24,897        18,953        13,299       16,640
  Research and development (includes $42 and $138 of
    non-cash stock based compensation for the year ended
    January 2, 1999 and the nine-months ended October 2,
    1999, respectively).....................................     14,954        10,070         7,496        8,518
  General and administrative (includes $42 and $138 of
    non-cash stock based compensation for the year ended
    January 2, 1999 and the nine-months ended October 2,
    1999, respectively).....................................      4,054         3,717         2,938        3,153
  Amortization of intangibles...............................         --            --            --          354
  Litigation settlement and related costs...................      4,500            --            --           --
  Restructuring charge......................................      6,725            --            --           --
  Transaction costs--recapitalization.......................         --           452           452           --
                                                                -------       -------       -------      -------
    Total operating expenses................................     65,983        43,385        31,346       37,870
                                                                -------       -------       -------      -------
INCOME (LOSS) FROM OPERATIONS...............................     (1,996)       11,852         9,819        2,947
                                                                -------       -------       -------      -------
OTHER INCOME (EXPENSE):
  Interest income...........................................                      171           127           87
  Interest expense..........................................        (15)         (342)           --         (981)
  Other, net, principally foreign exchange losses...........        (56)       (1,761)       (1,889)        (278)
                                                                -------       -------       -------      -------
    Other income (expense), net.............................        (71)       (1,932)       (1,762)      (1,172)
                                                                -------       -------       -------      -------
INCOME (LOSS) BEFORE INCOME TAXES...........................     (2,067)        9,920         8,057        1,775
PROVISION (BENEFIT) FOR INCOME TAXES........................       (868)        4,053         3,261          708
                                                                -------       -------       -------      -------
NET INCOME (LOSS)...........................................    $(1,199)      $ 5,867       $ 4,796      $ 1,067
                                                                =======       =======       =======      =======
EARNINGS PER SHARE (Note 1):
  Net income per common share--basic........................                  $  1.48       $  1.21      $  0.22
                                                                              =======       =======      =======
  Net income per common share--diluted......................                  $  0.73       $  1.21      $  0.05
                                                                              =======       =======      =======
  Weighted average shares outstanding--basic................                    3,966         3,966        4,861
                                                                              =======       =======      =======
  Weighted average shares outstanding--diluted..............                    7,999         3,966       21,631
                                                                              =======       =======      =======

                See notes to consolidated financial statements.

                    VIEWLOGIC SYSTEMS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

      YEAR ENDED JANUARY 2, 1999 AND NINE MONTHS ENDED OCTOBER 3, 1998 AND
                                OCTOBER 2, 1999

                                 (IN THOUSANDS)

                                                                              NINE MONTHS ENDED
                                                              YEAR ENDED   ------------------------
                                                              JANUARY 2,   OCTOBER 3,    OCTOBER 2,
                                                                 1999         1998          1999
                                                              ----------   -----------   ----------
                                                                           (UNAUDITED)
NET INCOME..................................................    $5,867       $4,796        $1,067
FOREIGN CURRENCY TRANSLATION ADJUSTMENT.....................     1,800        1,231            89
                                                                ------       ------        ------
COMPREHENSIVE INCOME........................................    $7,667       $6,027        $1,156
                                                                ======       ======        ======

                See notes to consolidated financial statements.

                    VIEWLOGIC SYSTEMS, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

        YEAR ENDED JANUARY 2, 1999 AND NINE MONTHS ENDED OCTOBER 2, 1999

                                 (IN THOUSANDS)

                                                                                                    RETAINED      ACCUMULATED
                                            STOCK      NOTES DUE     ADDITIONAL                     EARNINGS         OTHER
                                 COMMON      PAR          FROM        PAID-IN       DEFERRED      (ACCUMULATED   COMPREHENSIVE
                                 SHARES     VALUE     SHAREHOLDERS    CAPITAL     COMPENSATION      DEFICIT)     INCOME (LOSS)
                                --------   --------   ------------   ----------   -------------   ------------   --------------
BALANCE, JANUARY 1, 1998 AFTER
  CORPORATE REORGANIZATION
  (NOTE 1)....................    3,966     $   4        $  --        $              $    --        $ (3,971)       $(1,662)
Compensation related to stock
  options.....................       --        --           --           1,918        (1,918)             --             --
Amortization of stock
  compensation................       --        --           --              --           117              --             --
Net income....................       --        --           --              --            --           5,867             --
Foreign currency translation
  adjustment..................       --        --           --              --            --              --          1,800
Recapitalization payment to
  parent......................       --        --           --              --            --         (50,000)            --
                                -------     -----        -----        --------       -------        --------        -------
BALANCE, JANUARY 2, 1999......    3,966         4           --           1,918        (1,801)        (48,104)           138
Issuance of common stock......    1,124         1           --           1,482            --              --             --
Compensation related to stock
  options.....................       --        --           --             426          (426)             --             --
Amortization of stock
  compensation................       --        --           --              --           384              --             --
Net income....................       --        --           --              --            --           1,067             --
Foreign currency translation
  adjustment..................       --        --           --              --            --              --             89
Exercise of stock options.....    2,809         3         (927)            924            --              --             --
                                -------     -----        -----        --------       -------        --------        -------
BALANCE, OCTOBER 2, 1999......    7,899     $   8        $(927)       $  4,750       $(1,843)       $(47,037)       $   227
                                =======     =====        =====        ========       =======        ========        =======


                                 TOTAL
                                --------
BALANCE, JANUARY 1, 1998 AFTER
  CORPORATE REORGANIZATION
  (NOTE 1)....................  $ (5,629)
Compensation related to stock
  options.....................        --
Amortization of stock
  compensation................       117
Net income....................     5,867
Foreign currency translation
  adjustment..................     1,800
Recapitalization payment to
  parent......................   (50,000)
                                --------
BALANCE, JANUARY 2, 1999......   (47,845)
Issuance of common stock......     1,483
Compensation related to stock
  options.....................        --
Amortization of stock
  compensation................       384
Net income....................     1,067
Foreign currency translation
  adjustment..................        89
Exercise of stock options.....        --
                                --------
BALANCE, OCTOBER 2, 1999......  $(44,822)
                                ========

                See notes to consolidated financial statements.

                    VIEWLOGIC SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

      YEAR ENDED JANUARY 2, 1999 AND NINE MONTHS ENDED OCTOBER 3, 1998 AND
                                OCTOBER 2, 1999

                                 (IN THOUSANDS)

                                                                               NINE MONTHS ENDED
                                                              YEAR ENDED   -------------------------
                                                              JANUARY 2,   OCTOBER 3,    OCTOBER 2,
                                                                 1999         1998          1999
                                                              ----------   -----------   -----------
                                                                           (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................   $  5,867     $  4,796       $ 1,067
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
  Depreciation and amortization.............................      3,205        2,252         2,854
  Compensation under stock option agreements................        117           --           384
  Loss on disposal of fixed assets..........................        820          820            --
  Change in assets and liabilities:
    Accounts receivable.....................................       (668)      (2,162)       (2,525)
    Prepaid and other assets................................       (213)        (247)       (1,059)
    Deferred income taxes...................................        220          199            40
    Accounts payable........................................        872        2,770           219
    Accrued compensation....................................     (2,412)      (1,627)         (302)
    Accrued expenses........................................     (6,946)      (7,248)          428
    Deferred revenue........................................      2,005        3,329            44
                                                               --------     --------       -------
      Net cash provided by (used in) operating activities...      2,867        2,882         1,150
                                                               --------     --------       -------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment..........................     (1,257)      (1,042)         (743)
Capitalized software costs..................................     (1,111)        (681)         (811)
Purchase of OmniView........................................         --           --        (1,153)
Purchase of Transcendent, net of cash aquired (note 1)......         --           --           285
Other.......................................................       (449)        (443)         (300)
                                                               --------     --------       -------
      Net cash used in investing activities.................     (2,817)      (2,166)       (2,722)
                                                               --------     --------       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of debt............................................       (500)          --        (1,500)
Proceeds from debt..........................................     18,500       18,500            --
Recapitalization payment to Parent..........................    (50,000)     (50,000)           --
Advances from parent........................................      3,100        3,100            --
Proceeds from sales of redeemable convertible preferred
  stock.....................................................     32,000       32,000            --
Repayments of capital lease obligations.....................        (64)         (43)          (94)
                                                               --------     --------       -------
      Net cash provided by (used in) financing activities...      3,036        3,557        (1,594)
                                                               --------     --------       -------
EFFECT OF EXCHANGE RATE CHANGES ON CASH.....................      1,401        1,128           (25)
                                                               --------     --------       -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........      4,487        5,401        (3,191)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..............         --           --         4,487
                                                               --------     --------       -------
CASH AND CASH EQUIVALENTS, END OF THE PERIOD................   $  4,487     $  5,401       $ 1,296
                                                               ========     ========       =======

                See notes to consolidated financial statements.

                    VIEWLOGIC SYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 3, 1998 IS UNAUDITED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    NATURE OF BUSINESS--Viewlogic Systems, Inc. (the "Company") operates in the United States and international markets developing, marketing and providing technical support for a comprehensive family of software tools used by engineers in the design of advanced electronic products and systems.

    BASIS OF PRESENTATION--Prior to December 4, 1997, a company also named Viewlogic Systems, Inc. (the "Prior Viewlogic") offered two primary product lines, consisting of software tools used by engineers designing integrated circuits (the "ASIC Business") and software tools used by engineers designing printed circuit boards and complete systems (the "Systems Business"). On December 4, 1997, the Prior Viewlogic became a wholly owned subsidiary of Synopsys, Inc. ("Synopsys") in a transaction accounted for as a pooling of interests. On January 1, 1998, the Prior Viewlogic transferred the ASIC Business and certain other assets to Synopsys, leaving only the Systems Business in the Prior Viewlogic. The Prior Viewlogic operated as the Systems Business through March 31, 1998 when, in a legal reorganization, the Systems Business was transferred to a new legal entity, Viewlogic Systems, Inc. The reorganization was for legal purposes only and there was no substantive change in the operations of the business.

    On October 2, 1998, a group of investors purchased 16,000 shares of the Company's preferred stock for $32,000 and the Company borrowed $18,000 from a bank. The proceeds of these financings were paid to Synopsys with the result that Synopsys' interest in the Company was reduced to 19.9%. This transaction was accounted for as a recapitalization.

    The accompanying consolidated financial statements include the operations of the Prior Viewlogic through March 31, 1998 and of the Company from April 1, 1998 through January 2, 1999. For the period from January 1, 1998 through the
October 2, 1998 recapitalization, certain treasury services were provided by Synopsys at no charge. The fair value of services were not significant. The Company charged Synopsys $1,386 for transition services for the nine months ended October 3, 1998, and $987, $682, and $153 for occupancy costs for the year ended January 2, 1999, and the nine months ended October 3, 1998, and October 2, 1999, respectively, related to the transfer of the ASIC Business to Synopsys. The Company did not charge Synopsys for any additional costs beyond July 3, 1999.

    The statement of revenues and expenses for the year ended December 31, 1997 represents a "carve out" of the Systems Business from the historical financial statements of the Prior Viewlogic. Accordingly, it excludes the ASIC Business and other operations transferred to Synopsys on January 1, 1998. Prior to January 1, 1998, certain administrative, marketing, sales, and other services of the Prior Viewlogic were centralized. Accordingly, allocations of these expenses have been made primarily based on personnel, revenue, space, direct costs of related activities or estimates of time spent to provide services. These allocations include amounts for facilities, marketing, general management, treasury, audit, legal, financial reporting, benefits administration, insurance, communication, public affairs, information management, income taxes, termination costs, and other miscellaneous services.

    Management believes that the foregoing allocations were made on a reasonable basis, however, they are not necessarily indicative of the costs that would have been incurred on a stand-alone basis. Because the Prior Viewlogic did not account separately for the Systems and ASIC businesses, it is not

                    VIEWLOGIC SYSTEMS, INC. AND SUBSIDIARIES

      (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 3, 1998 IS UNAUDITED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

practicable to prepare a complete statement of cash flows for the year ended December 31, 1997. However, for the year ended December 31, 1997, significant cash flow information is as follows:

Net Income (Loss)...........................................  $(1,199)
Non cash charges:
  Depreciation expense......................................    2,300
  Amortization of capitalized software......................      678
  Restructuring charge......................................    3,908
                                                              -------
Operating cashflow before changes in operating assets and
  liabilities...............................................  $ 5,687
                                                              -------
Investing Activities:
  Purchases of property and equipment.......................  $ 3,100
  Capitalized software costs................................    1,229
                                                              -------
Cash flow for investing activities..........................  $ 4,329
                                                              =======

    UNAUDITED INTERIM FINANCIAL INFORMATION--The statements of operations and cash flows for the nine months ended October 3, 1998 are unaudited.

    In the opinion of management, all adjustments, consisting of only normal recurring items, which are necessary for a fair presentation, have been included in such unaudited interim financial information. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the full year and may not necessarily reflect the results of operations, financial position, changes in equity and cash flows of the Company in the future.

    UNAUDITED PRO FORMA STOCKHOLDERS' EQUITY (DEFICIENCY)--The holders of preferred stock have agreed to convert all of the shares of preferred stock into shares of common stock upon the closing of the Merger (Note 14). The unaudited pro forma stockholders' equity (deficiency) reflects the conversion as if had occurred on October 2, 1999.

    FISCAL YEAR--Prior to 1998, the Company's year end was December 31. The Company has changed its year end to a 52-53-week year ending on the Saturday closest to December 31.

    USE OF ESTIMATES--The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures of certain assets and liabilities at the balance sheet date. Actual results may differ from such estimates.

    PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts of Viewlogic Systems, Inc. and its subsidiaries, all of which are wholly owned. All significant intercompany balances and transactions have been eliminated.

    FOREIGN CURRENCY TRANSLATION--The functional currency of international operations is deemed to be the local country's currency. Assets and liabilities of operations outside the United States are translated into United States dollars using current exchange rates at the balance sheet date. Results of operations

                    VIEWLOGIC SYSTEMS, INC. AND SUBSIDIARIES

      (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 3, 1998 IS UNAUDITED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

are translated at average exchange rates prevailing during each period. Translation adjustments are included in other comprehensive income. In 1998, as part of the recapitalization, one of the Company's international subsidiaries repaid an amount that had been previously treated as a long-term investment. The repayment of this amount resulted in a realized transaction loss of $1,400 that is included in other expense.

    REVENUE RECOGNITION--Software revenue is recognized upon the shipment of the product provided that the license fee is fixed and determinable and collection is probable. Revenues earned on software arrangements involving multiple elements are allocated to each element based on vendor-specific objective evidence (VSOE) of the fair value of the various elements in a multiple element arrangement. VSOE is determined based on the prices at which the elements are sold separately. Revenue from maintenance and support contracts is deferred and recognized ratably over the service period. Revenue from training and consulting is recognized as the related services are performed. Maintenance and support revenue included with an initial license fee is unbundled and recognized ratably over the service period.

    CASH EQUIVALENTS--The Company considers all short-term, highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.

    Supplemental cash flow information is as follows (in thousands):

                                                YEAR ENDED       NINE MONTHS ENDED
                                                JANUARY 2,    OCTOBER 3,   OCTOBER 2,
                                                   1999          1998         1999
                                                -----------   ----------   ----------
Cash paid for interest........................     $ 14       $     --       $ 1,290
Cash paid for income taxes....................       90             --         1,205
Asset acquired under capital leases...........       89             --           813
Issuance of stock in OmniView acquisition.....       --             --           280
Acquisition of Transendent:
    Fair value of assets acquired (including
      intangibles)............................                                 3,373
    Fair value of common stock issued.........                                (1,159)
    Fair value of Transendent options
      assumed.................................                                   (44)
    Transaction costs.........................                                  (354)
                                                                             -------
    Liabilities assumed.......................                                 1,816
Exercise of stock options through issuance of
  shareholder notes...........................                                   927

    PROPERTY AND EQUIPMENT--Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets (three to five years). Equipment leased under capital leases is amortized over the lesser of its useful life or the lease term.

    CAPITALIZED SOFTWARE COSTS AND PURCHASED TECHNOLOGY--Certain software costs for products and product enhancements are capitalized after technological feasibility has been established. Amortization

                    VIEWLOGIC SYSTEMS, INC. AND SUBSIDIARIES

      (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 3, 1998 IS UNAUDITED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

is provided over estimated lives of four years on a straight-line basis or based on the ratio of current revenues to the total expected revenues in a product's life, if greater. Accumulated amortization was $2,135 and $2,870 at January 2, 1999 and October 2, 1999, respectively. Amortization expense for the fiscal years ended December 31, 1997 and January 2, 1999 and for the nine months ended October 3, 1998 and October 2, 1999 was $678 and $1,057 and $684 and $694,
respectively. Research and development costs and software development costs incurred before technological feasibility has been established are expensed as incurred. Purchased technology is being amortized over three to four years.

    OTHER ASSETS--Other assets consist primarily of financing costs incurred in connection with the Company's long-term financing agreements. These costs are being amortized over the term of the agreement using the straight-line method.

    INCOME TAXES--The Company computes deferred income taxes based on the differences between the financial statement and tax basis of assets and liabilities using enacted rates in effect in the years in which the differences are expected to reverse. The Company establishes valuation allowances to offset temporary deductible differences, net operating loss carryforwards, and tax credits, which are not likely to be realized.

    For the period from December 5, 1997 through October 3, 1998, the Company was included in the consolidated returns of Synopsys. Prior to December 5, 1997, the Systems Business was included in the tax returns of the Prior Viewlogic. For financial statement purposes, the Company has computed the tax provision for the year ended December 31, 1997 based on the effective tax rate of the Prior Viewlogic and for the year ended January 2, 1999 as if it had filed separate returns.

    FOREIGN EXCHANGE CONTRACTS--The Company enters into foreign exchange contracts as a hedge against certain accounts receivable denominated in foreign currencies. Market value gains and losses are recognized, and the resulting credit or debit offsets foreign exchange gains or losses on those receivables. Realized and unrealized gains and losses on foreign exchange contracts for the year ended January 2, 1999 were insignificant. There were no foreign exchange contracts used for the nine-months ended October 2, 1999 and no open foreign exchange contracts outstanding as of October 2, 1999.

    FAIR VALUE OF FINANCIAL INSTRUMENTS--Financial instruments held or used by the Company include cash and cash equivalents, accounts receivable, accounts payable, capital lease obligations, notes and line of credit payables, foreign exchange contracts (if any) and interest rate swap agreements. The fair values of these instruments, which could change if market conditions change, are based on management's estimates. Management believes that the carrying value of these instruments approximates their fair values.

    INTEREST RATE SWAP AGREEMENT--The net differential to be paid or received under the Company's interest rate swap agreement is accrued as interest rates change and is recognized over the life of the agreement.

    STOCK-BASED COMPENSATION--The Company uses the intrinsic value-based method of Accounting Principles Board Opinion No. 25, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," to account for employee stock-based compensation plans.

                    VIEWLOGIC SYSTEMS, INC. AND SUBSIDIARIES

      (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 3, 1998 IS UNAUDITED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    EARNINGS PER SHARE--Basic earnings per share are based on the weighted average number of common shares outstanding during each period. Diluted earnings per share are computed based on the weighted average number of common shares outstanding for basic plus the effect of outstanding stock options (using the treasury stock method) and preferred stock (using the if converted method). If the preferred stock had been converted on January 3, 1999, basic earnings per share for the nine months ended October 2, 1999 on a pro forma basis would be the same as actual diluted earnings per share for that period.

    NEW ACCOUNTING PRONOUNCEMENTS--In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities. "SFAS No. 133 as amended establishes new standards of accounting and reporting for derivative instruments and hedging activities and will be effective for the Company in fiscal 2001. Management is currently evaluating the effect of adopting SFAS No. 133 on the consolidated financial statements.

2. RECAPITALIZATION

    On October 2, 1998, a group of investors purchased 16,000 shares of the Company's Preferred Stock for $32,000 and the Company borrowed $18,000 from a bank. The proceeds from these financings were paid to Synopsys as a dividend of $30,000 and repayment of a note payable of $20,000. The note payable resulted from the transfer of technology that was carried on the books of Synopsys at zero basis and was recorded on the books of Viewlogic at carryover basis because at the time of the transfer, Viewlogic was 100% owned by Synopsys.

    As a result of the recapitalization, Synopsys' interest in the Company being reduced to 19.9%. As part of the agreements relating to the sale of the Preferred Stock (Note 5), the Company agreed not to compete with Synopsys in its ASIC Business for a period of two years or until the completion of an initial public offering by the Company, whichever occurs first. In addition, there are certain conditions limiting changes of control in the Company without the approval of Synopsys.

3. ACQUISITIONS

    On March 1, 1999, the Company purchased certain assets and intellectual property of OmniView, Inc. ("OmniView"). The purchase price consisted of $1,100 in cash, 400 shares of the Company's common stock and acquisition expenses. The purchase price has been allocated to the assets acquired based on their fair values as follows:


Purchased technology........................................  $1,083
Intangible workforce........................................     197
Property and equipment......................................     146
Prepaid expenses............................................       7
                                                              ------
  Total.....................................................  $1,433
                                                              ======

                    VIEWLOGIC SYSTEMS, INC. AND SUBSIDIARIES

      (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 3, 1998 IS UNAUDITED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

3. ACQUISITIONS (CONTINUED)



    The unaudited consolidated results of operations on a pro forma basis as though the acquisition had occurred as of the beginning of the periods presented are as follows:

                                                   YEAR ENDED   NINE MONTHS ENDED
                                                   JANUARY 2,      OCTOBER 2,
                                                      1999            1999
                                                   ----------   -----------------
Revenue..........................................   $55,443          $40,817
                                                    =======          =======
Net income.......................................   $ 4,653          $   969
                                                    =======          =======
Net income per share:
  Basic..........................................   $  1.17          $  0.20
  Diluted........................................   $  0.58          $  0.04

    On August 9, 1999, the Company acquired Transcendent Design Technologies ("Transcendent"). Transcendent develops, markets and distributes electromechanical design and analysis software. The acquisition was accounted for under the purchase method. The purchase price for the acquisition was 724 shares of Viewlogic common stock, options to purchase 78 shares of Viewlogic common stock and $354 in direct acquisition costs. The purchase price has been allocated to the acquired assets and liabilities based on their fair values as follows:


Cash and cash equivalents...................................  $   639
Accounts receivable.........................................       50
Purchased technology and other intangibles..................    2,609
Other assets................................................       75
Accounts payable and accrued expenses.......................     (183)
Deferred revenues...........................................     (592)
Deferred tax liability......................................   (1,041)
                                                              -------
                                                              $ 1,557
                                                              =======

    The unaudited consolidated results of operations on a pro forma basis as though the acquisition had occurred as of the beginning of the periods presented are as follows:

                                             YEAR ENDED    NINE MONTHS ENDED
                                             JANUARY 2,        OCTOBER 2,
                                                1999              1999
                                             -----------   ------------------
Revenue....................................    $57,129          $41,872
                                               =======          =======
Net Income.................................    $ 5,571          $   497
                                               =======          =======
Net income per share:
Basic......................................    $  1.19          $  0.09
Diluted....................................    $  0.64          $  0.02

                    VIEWLOGIC SYSTEMS, INC. AND SUBSIDIARIES

      (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 3, 1998 IS UNAUDITED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

4. DEBT

    CREDIT FACILITY--On October 2, 1998, the Company entered into a $24,000 credit facility with a commercial bank consisting of a $6,000 revolving line of credit ("Line of Credit") and an $18,000 term loan (the "Term Loan") (together, the "Credit Facility"). Interest terms on the Line of Credit and the Term Loan are determined, at the option of the Company, for varying periods. The Company may elect to have the interest rate based on the bank's prime rate or based on the LIBOR rate at the time of the election, depending on the Company's leverage financial ratio as defined in the Credit Facility. The interest rates on the Line of Credit and the Term Loan at January 2, 1999 and October 2, 1999 were 8.25% and 7.31%, respectively, and 8.25% and 7.51%, respectively. Payments of principal outstanding under either the Line of Credit or the Term Loan may be made at any time and must be repaid in full by September 30, 2003.

    Certain information with respect to line of credit borrowings was as follows:

                                                              MAXIMUM       AVERAGE
                                         WEIGHTED AVERAGE     AMOUNT        AMOUNT
                                          INTEREST RATE     OUTSTANDING   OUTSTANDING
                                         ----------------   -----------   -----------
Period October 2, 1998 to January 2,
  1999.................................        8.50%           $  500         $500
Nine months ended October 2, 1999......        7.26%           $1,000         $588

    Under the Term Loan, minimum repayments are due as follows (on a quarterly basis) as of October 2, 1999:

FISCAL YEARS
------------
1999 (Remainder of year)....................................  $   750
2000........................................................    3,125
2001........................................................    3,625
2002........................................................    4,375
2003........................................................    4,125
                                                              -------
                                                              $16,000
                                                              =======

    The Credit Facility also calls for other mandatory repayments: (a) after the end of each fiscal year in the case that cash flow leverage, as defined in the Credit Facility, is greater than 2.0 times, 50% of the excess cash flow as defined in the Credit Facility, (b) upon availability of cash from the net proceeds of any sale of certain of the Company's assets and (c) upon completion of an initial public offering of common stock.

    The Company pays a commitment fee of .50% per annum of the unused portion of the Line of Credit.

    Borrowings under the Credit Facility are collateralized by substantially all of the Company's assets. The Credit Facility contains certain limitations on additional indebtedness, capital expenditures, and includes financial covenants which include, but are not limited to, the maintenance of certain minimum levels of interest, and debt service coverage ratios and maximum leverage ratios.

                    VIEWLOGIC SYSTEMS, INC. AND SUBSIDIARIES

      (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 3, 1998 IS UNAUDITED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

4. DEBT (CONTINUED)

    On October 3, 1998, as required under the Credit Facility, the Company entered into a no-fee interest rate swap agreement with a bank to reduce the impact of changes in interest rates on its floating rate Credit Facility. This agreement effectively converts a portion of the floating-rate obligation into a fixed-rate obligation of 7.2% for a period of 60 months, expiring on September 30, 2003. The notional principal amount of the interest rate-swap agreement is $9,000 as of October 2, 1999. The Company is exposed to credit loss in the event of nonperformance by the counterparties to the interest rate-swap agreement.

    Open interest rate contracts are reviewed regularly by the Company to ensure that they remain effective as hedges of interest rate exposure. Management believes that the rate-swap agreement approximates fair value.

    CAPITAL LEASE--The Company is obligated under capital leases for its phone system, computer equipment and software that expire at various dates during the next three years. The recorded value of the assets was $295 and $1,135 as of January 2, 1999 and October 2, 1999, respectively. The related accumulated amortization on these assets was $110 and $228 as of January 2, 1999 and October 2, 1999, respectively.

Future aggregate minimum annual lease payments under capital leases at October 2, 1999 are as follows:

FISCAL YEARS
------------
1999 (Remainder of year)....................................  $     97
2000........................................................       391
2001........................................................       376
2002........................................................       149
                                                              --------
Total minimum payments (excluding taxes, maintenance and
  insurance)................................................     1,013
Less amount representing interest...........................      (100)
                                                              --------
Present value of minimum lease payments.....................       913
Less current maturities.....................................      (333)
                                                              --------
Long-term portion...........................................  $    580
                                                              ========

5. REDEEMABLE, CONVERTIBLE PREFERRED STOCK

    The Company has authorized 22,000 shares of $.001 par value, redeemable, convertible preferred stock ("Preferred Stock") of which 17,000 are designated as Series A Voting Preferred Stock ("Series A") and 5,000 are designated as Non-voting Series A-1 Preferred Stock ("Series A-1"). At January 2, 1999 and October 2, 1999, 11,382 shares of Series A and 4,618 shares of Series A-1 were issued and outstanding.

    DIVIDENDS--The holders of the Preferred Stock are entitled to cumulative dividends at a rate of $0.16 per share per year (the "Contingent Dividend") if the Company fails to achieve 80% of its fiscal year 2000 operating income target and either (1) a liquidation event occurs in which the holders of the Preferred Stock receive less than $2.00 per share plus a 35% compound annual return or
(2) the

                    VIEWLOGIC SYSTEMS, INC. AND SUBSIDIARIES

      (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 3, 1998 IS UNAUDITED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

5. REDEEMABLE, CONVERTIBLE PREFERRED STOCK (CONTINUED)

Company completes a public offering of its common stock in which the per share offering price is less than $2.00 plus an amount equal to a 35% compound annual return on the Preferred Stock. The holders of the Preferred Stock are also entitled to receive dividends proportionate to any dividend declared on common stock based on the number of shares of common stock into which the shares are then convertible.

    CONVERSION--Each share of Preferred Stock is convertible at any time at the option of the holder into shares of common stock at an initial conversion rate of one-for-one. The conversion rate is subject to adjustment in the event of certain dilutive issuances of equity securities. The Preferred Stock will be automatically converted into common stock upon the closing of a public offering of the Company's common stock at an equivalent price of $4.00 per share with aggregate proceeds of $20,000. In connection with the merger (Note 14), the holders of the Preferred Stock have agreed to convert all of the preferred shares into common shares.

    LIQUIDATION PREFERENCE--In the event of liquidation, the holders of the Preferred Stock are entitled to receive $2.00 per share plus the Contingent Dividend, if applicable, prior to any distribution to holders of common stock. After the holders of common stock have received an amount per share equal to the amount per share paid to the holders of the Preferred Stock, the holders of the Preferred Stock participate in the remaining distributions, if any, as if they had converted their shares into common stock at the then applicable conversion rate. A liquidation event for purposes of the liquidation preference includes, among other things, a greater than 50% change in ownership of the Company or the sale of substantially all of the Company's assets.

    REDEMPTION--At any time after October 2, 2006, the holders of a majority of the then outstanding shares of Preferred Stock may require the Company to redeem all or a portion of the outstanding shares of Preferred Stock at a price of $2.00 per share plus all declared but unpaid dividends.

    VOTING RIGHTS--The Series A shares have voting rights equal to the number of common shares into which they are convertible.

                    VIEWLOGIC SYSTEMS, INC. AND SUBSIDIARIES

      (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 3, 1998 IS UNAUDITED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

6. STOCK OPTIONS

    On October 2, 1998, the Company adopted the 1998 Stock Incentive Plan (the "Plan"). Under the Plan either shares of the Company's common stock or options to purchase shares of the Company's stock may be issued at the discretion of the Company's Board of Directors. The initial 6,656 shares authorized to be issued under the Plan increase automatically by five percent of the original shares authorized annually during the Plan's existence. No more than 1,300 shares of stock can be awarded to a single employee in any calendar year. Options generally vest over a period of four years and expire after ten years. Options granted to certain officers are exercisable when granted; however, the shares are subject to repurchase rights by the Company at the exercise price. The Company's right to repurchase the shares generally lapses ratably over four years. The following is a summary of all option activity under the Plan:

                                                     NUMBER OF   WEIGHTED AVERAGE
                                                      SHARES      EXERCISE PRICE
                                                     ---------   ----------------
Outstanding at January 1, 1998.....................       --          $  --
  Granted..........................................    5,416           0.33
  Exercised........................................       --             --
  Forfeited........................................       (8)          0.33
                                                      ------          -----
Outstanding at January 2, 1999.....................    5,408           0.33
  Granted..........................................      569           0.35
  Exercised........................................   (2,809)          0.33
  Assumed Transcendent options.....................       78           1.53
  Forfeited........................................     (237)          0.33
                                                      ------          -----
Outstanding at October 2, 1999.....................    3,009          $0.38
                                                      ======          =====
Options Exercisable, January 2, 1999...............    3,075          $0.33
                                                      ======          =====
Options Exercisable, October 2, 1999...............      639          $0.38
                                                      ======          =====

    At October 2, 1999, 2,809 shares issued upon exercise of options by certain officers of the Company were subject to repurchase by the Company at the exercise price.

    The following table sets forth information regarding options outstanding as of October 2, 1999:

                                       OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
                        --------------------------------------------------         -------------------------
                                                                  WEIGHTED                          WEIGHTED
                                         WEIGHTED AVERAGE         AVERAGE                           AVERAGE
   RANGE OF                                CONTRACTUAL            EXERCISE                          EXERCISE
EXERCISE PRICES          SHARES          PERIODS IN YEARS          PRICE            SHARES           PRICE
---------------         --------         ----------------         --------         --------         --------
     $0.21                  35                 8.33                $0.21              35             $0.21
      0.33               2,649                 9.09                 0.33             569              0.33
      0.54                 290                 9.85                 0.54               0              0.54
      2.44                  13                 8.53                 2.44              13              2.44
      3.61                  22                 9.36                 3.61              22              3.61

                    VIEWLOGIC SYSTEMS, INC. AND SUBSIDIARIES

      (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 3, 1998 IS UNAUDITED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

6. STOCK OPTIONS (CONTINUED)

    For financial reporting purposes, the deemed fair value of the common stock at the dates of grants resulted in deferred compensation expense of $1,918 for the year ended January 2, 1999 and $426 for the nine months ended October 2, 1999. These charges are being recognized ratably over the vesting period. Compensation expense recognized amounted to $117 and $384 for the year ended January 2, 1999 and for the nine months ended October 2, 1999, respectively.

    The Prior Viewlogic had two stock options plans, the 1991 Restated Stock Option Plan and the Outside Directors' Stock Option Plan. Under the Company's 1991 Restated Stock Option Plan, non- qualified and incentive stock options to purchase shares of common stock were granted to certain employees, officers, consultants and directors at exercise prices not less than fair market value at the date of grant. Options became exercisable in installments of 25% per year on each of the first through the fourth anniversaries of the grant date and continued for the period determined by the Board of Directors but not in excess of ten years for incentive stock options and five years for incentive stock options granted to 10% shareholders. The Outside Directors' Stock Option Plan permitted the granting of non-qualified options to purchase shares of common stock to non-employee members of the Board of Directors. The exercise price of the options could not be less than fair market value on the date of grant. Options under the 1996 Director Plan became exercisable upon grant and continued for the period determined by the Board of Directors but not in excess of five years. Effective with the pooling-of-interests by the Prior Viewlogic and Synopsys on December 4, 1997, all of the options outstanding under these stock option plans were converted into options to purchase Synopsys common stock.

    No options were granted to employees of the Company under the Synopsys stock options plans and all options to purchase Synopsys shares held by employees of the Company as a result of options granted by the Prior Viewlogic expired, if not exercised, 90 days after the recapitalization transaction described in
Note 2.

    The Prior Viewlogic accounted for stock options under APB Opinion No. 25 and all options granted by the Prior Viewlogic were granted at fair market value. Accordingly, there was no compensation expense recognized with respect to those options. The number shares as to which options were granted and exercise prices related to those options is not presented since the information is not meaningful. The Company has included an allocation related to the Prior Viewlogic options in the pro forma disclosures below.

    PRO FORMA DISCLOSURES--As described in Note 1, the Company applies the intrinsic value method of Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plan. Had compensation cost been determined based on the fair value at the grant dates for awards under the Plan and the Prior Viewlogic's stock option plans consistent with the method

                    VIEWLOGIC SYSTEMS, INC. AND SUBSIDIARIES

      (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 3, 1998 IS UNAUDITED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

6. STOCK OPTIONS (CONTINUED)

required by FASB Statement 123, the Company's net income and net income per share would have been:

                                                  YEAR ENDED           NINE MONTHS
                                           -------------------------      ENDED
                                           DECEMBER 31,   JANUARY 2,   OCTOBER 2,
                                               1997          1999         1999
                                           ------------   ----------   -----------
Net income (loss)........................     $(3,457)      $5,789       $1,031
Net income per common share:
  Basic..................................          --       $ 1.46       $ 0.21
  Diluted................................          --       $ 0.72       $ 0.05

    For purposes of the pro forma disclosures, the fair value of the options granted under the Company's stock option plans during the nine months ended October 2, 1999 and year ended January 2, 1999 was estimated on the date of grant using the Black-Scholes option pricing model. The fair value of employee purchase rights under the Company's stock purchase plans was also estimated using the Black-Scholes option pricing model. For the period January 1, 1997 through December 31, 1997, the pro forma disclosure of net income is based upon an allocation of the fair value of the options granted under the Prior Viewlogic's option plans for that period.

    Key assumptions used to apply this pricing model are as follows for the periods presented:

                                                  YEAR ENDED            9 MONTHS
                                           -------------------------     ENDED
                                           DECEMBER 31,   JANUARY 2,   OCTOBER 2,
                                               1997          1999         1999
                                           ------------   ----------   ----------
Risk-free interest rate..................   5.7%-6.9%       6.0%       5.3%-6.0%
Expected life of option grants...........    4 years      4 years       4 years
Expected volatility of underlying
  stock..................................      58%           0%           0%
Expected dividend payment rate...........       0%           0%           0%

7. INCOME TAXES

    The components of income before income taxes consisted of the following:

                                                      YEAR ENDED       9 MONTHS
                                                      JANUARY 2,        ENDED
                                                         1999      OCTOBER 2, 1999
                                                      ----------   ----------------
Domestic............................................    $9,503          $1,643
Foreign.............................................       417             132
                                                        ------          ------
  Total.............................................    $9,920          $1,775
                                                        ======          ======

                    VIEWLOGIC SYSTEMS, INC. AND SUBSIDIARIES

      (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 3, 1998 IS UNAUDITED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

7. INCOME TAXES (CONTINUED)

    The provision for income taxes consisted of the following:

                                                      YEAR ENDED       9 MONTHS
                                                      JANUARY 2,        ENDED
                                                         1999      OCTOBER 2, 1999
                                                      ----------   ----------------
Current:
  Federal...........................................    $3,475           $301
  State.............................................       619             41
  Foreign...........................................        75            134
                                                        ------           ----
Total...............................................     4,169            476
Deferred:
  Federal...........................................      (353)           171
  State.............................................       (24)            23
  Foreign...........................................       261             38
                                                        ------           ----
Total provision for income taxes....................    $4,053           $708
                                                        ======           ====

    A reconciliation between the statutory U.S. Federal income tax and the Company's effective tax rate for the respective periods is as follows:

                                                      YEAR ENDED       9 MONTHS
                                                      JANUARY 2,        ENDED
                                                         1999      OCTOBER 2, 1999
                                                      ----------   ----------------
U.S. Federal statutory rate.........................     35.0%           35.0%
State taxes--net of Federal tax benefit.............      2.9             2.7
Foreign taxes.......................................      1.5             2.6
Other--net..........................................      1.5            (0.4)
                                                         ----            ----
Total...............................................     40.9%           39.9%
                                                         ====            ====

    For the period from December 5, 1997 through October 3, 1998, the Company was included in the consolidated tax return of Synopsys. Prior to December 5, 1997, the Systems Business was included in the tax returns of the Prior Viewlogic. For financial statement purposes, the Company has computed the tax provision for the year ended December 31, 1997 based on the effective tax rate of the Prior Viewlogic and for the year ended January 2, 1999, as if it had filed separate returns.

                    VIEWLOGIC SYSTEMS, INC. AND SUBSIDIARIES

      (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 3, 1998 IS UNAUDITED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

7. INCOME TAXES (CONTINUED)

    Deferred tax assets and liabilities consisted of the following:

                                                          JANUARY 2,   OCTOBER 2,
                                                             1999         1999
                                                          ----------   ----------
Current assets:
  Accounts receivable...................................    $  774       $   561
  Deferred compensation.................................       411           487
  Net operating loss carryforward.......................       229           187
  Other.................................................       166           138
                                                            ------       -------
Total current assets....................................     1,580         1,373
                                                            ------       -------
Noncurrent liabilities:
  Purchased technology..................................        --         1,041
  Capitalized software costs............................       891           822
  Depreciation and amortization.........................       534           530
  Other.................................................        93            --
                                                            ------       -------
Total liabilities.......................................     1,518         2,393
                                                            ------       -------
Total net deferred tax asset (liability)................    $   62       $(1,020)
                                                            ======       =======

    At October 2, 1999, the Company had available foreign net operating loss carryforwards of approximately $448, which expire in 2003 to 2004.

8. COMMITMENTS AND CONTINGENCIES

    LEASES--The Company leases its principal office facilities and certain computer equipment under noncancelable operating leases expiring on various dates through 2003. The Company's headquarters office lease is through 2002. The lease includes three two-year renewal options to extend the lease through 2008. The lease contains a three-month rental abatement and a rental escalation clause, the effects of which are being recognized ratably over the lease term. At October 2, 1999, future minimum lease payments under these noncancelable leases were approximately as follows: 1999, $1,625; 2000, $2,209; 2001, $1,872;
2002, $1,819; and 2003, $5. The Company leases other office facilities under operating lease agreements for which lease terms are one year or less. Total rent expense was approximately $1,778 and $2,232 for the years ended
December 31, 1997 and January 2, 1999, respectively, and $1,774 and $2,453 for the nine months ended October 3, 1998 and October 2, 1999, respectively.

    CONTINGENCIES--The Company is involved in certain legal proceedings which have arisen in the ordinary course of business. Management believes the outcome of these proceedings will not have a material adverse impact on the Company's consolidated financial condition or operating results.

9. RELATED-PARTY AGREEMENTS

    On October 2, 1998, the Company entered into two OEM agreements with Synopsys pursuant to which the Company has the right to resell certain Synopsys software. The agreements are for two and

                    VIEWLOGIC SYSTEMS, INC. AND SUBSIDIARIES

      (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 3, 1998 IS UNAUDITED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

9. RELATED-PARTY AGREEMENTS (CONTINUED)

three years and are automatically renewed on a year-to-year basis thereafter. The three-year agreement requires minimum annual payments of $750. Under a prior agreement, the Company paid royalties to Synopsys aggregating approximately $713. Under the new agreements, the Company paid royalties to Synopsys of $0 and $1,890 for the year ended January 2, 1999 and the nine months ended October 2, 1999, respectively. See Note 1 regarding transition services and occupancy costs charged to Synopsys.

10. SEGMENT INFORMATION

    SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", requires that public companies report profits and losses and certain other information on its "reportable operating segments" in its annual and interim financial statements.

    Management has determined that the Company has only one "reportable operating segment," given the financial information provided to and used by the "chief decision maker" of the Company to allocate and assess the Company's performance. Revenue consists of software sales and service and other.

    Summarized information about the Company's operations by geographic area for the periods stated are as follows:

                                         NORTH
                                        AMERICA     EUROPE     JAPAN     CONSOLIDATED
                                        --------   --------   --------   ------------
October 2,1999
  Revenue.............................  $31,033    $ 6,590     $3,194       $40,817
  Long-lived assets...................    9,899        274        605        10,778
January 2, 1999
  Revenue.............................  $41,667    $ 8,655     $4,915       $55,237
  Long-lived assets...................    7,109        344        612         8,065
December 31, 1997
  Revenue.............................  $48,805    $10,837     $4,345       $63,987
  Long-lived assets...................    8,343        634        243         9,220

    No customer accounted for more than 10% of revenue for the years ended January 2, 1999 and December 31, 1997 and for the nine months ended October 2, 1999.

11. RETIREMENT SAVINGS PLAN

    In 1988, the Company established a qualified 401(k) retirement savings plan covering substantially all of the Company's domestic employees. As of March 1, 1998 and effective through October 2, 1998, the Company adopted and contributed to the Synopsys' 401(k) retirement savings plan. On November 1, 1998, the Company established a new 401(k) retirement savings plan under which domestic employees are allowed to contribute a certain percentage of their pay. The Company matches 40% of employee elected pretax contributions, up to an annual maximum. Employer contributions for all plans amounted to $292 and $361 for the years ended December 31, 1997 and January 2, 1999,

                    VIEWLOGIC SYSTEMS, INC. AND SUBSIDIARIES

      (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 3, 1998 IS UNAUDITED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

11. RETIREMENT SAVINGS PLAN (CONTINUED)

respectively, and $267 and $254 for the nine months ended October 3, 1998 and October 2, 1999, respectively.

12. LITIGATION SETTLEMENT AND RESTRUCTURING

    LITIGATION SETTLEMENT--During calendar year 1997, at the time of its merger with Synopsys, the Prior Viewlogic agreed to settle a claim for product royalties alleged to be owed to a supplier under a licensing agreement. The claim was primarily based on the allegation that the prior Viewlogic allowed its customers to evaluate a product which Viewlogic licensed from this supplier for resale at no charge for periods substantially longer than the thirty-day evaluation period permitted in the supply agreement and otherwise underpaid royalties due to the supplier for sales of this product by the Prior Viewlogic. The license agreement with this supplier was terminated by the Prior Viewlogic and is no longer in effect. The Prior Viewlogic paid approximately $4.0 million to settle the litigation and incurred approximately $500,000 in related fees. As part of the settlement, Viewlogic and the supplier each released the other from all claims and liabilities without admitting any liability by either party.

    RESTRUCTURING--The restructuring plan for the Prior Viewlogic included the merger of the non-Systems businesses to other divisions of Synopsys, a discontinuation of marketing and sales efforts with respect to certain Systems Business products, and workforce reductions resulting from these changes in the businesses. A restructuring charge of approximately $6,700 has been included in the Company's financial statements for the year ended December 31, 1997. The charge includes approximately $2,344 in severance charges, $2,540 in non-cash impairment of capitalized software assets, $1,368 write-off of other assets associated with discontinued products, and $415 of non-cancelable commitments. The severance charge represents a workforce reduction of 108 employees either directly related to the Systems Business or whose salaries had been allocated to the Company's financial statements for the year ended December 31, 1997 as discussed in Note 1. The asset write-offs included $512 of furniture and computer equipment associated with the terminated workforce and discontinued products, $441 of prepaid royalties for products discontinued by the Company in the restructuring and $415 of goodwill related to the discontinuance of the operations of a previously acquired European subsidiary. The non-cancelable commitments consisted principally of a contract for

                    VIEWLOGIC SYSTEMS, INC. AND SUBSIDIARIES

      (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 3, 1998 IS UNAUDITED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

12. LITIGATION SETTLEMENT AND RESTRUCTURING (CONTINUED)

phone service. The following table presents the components of the restructuring charge accrued during the year ended December 31, 1997 and the charges against the reserves through January 2, 1999:

                                                                           ACCRUAL                   ACCRUAL
                                               NON-CASH     AMOUNTS        BALANCE      AMOUNTS      BALANCE
                                    TOTAL     WRITE-OFFS      PAID      DECEMBER 31,      PAID     JANUARY 2,
                                    CHARGE       1997         1997          1997          1998        1999
                                   --------   ----------   ----------   -------------   --------   -----------
Severance and related............   $2,344      $   --     $      --       $2,344        $2,344    $       --
Non-cancelable commitments.......      473          --            --          473           473
Capitalized software.............    2,540       2,540            --           --
Fixed assets associated with
  terminated employees...........      512         512            --           --
Prepaid royalties................      441         441            --           --
Goodwill.........................      415         415            --           --
  Totals.........................   $6,725      $3,908     $      --       $2,817        $2,817    $       --
                                    ======      ======     ==========      ======        ======    ==========

                    VIEWLOGIC SYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 3, 1998 IS UNAUDITED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

13. EARNINGS PER SHARE

    The calculations for earnings per share for the fiscal year ended
January 2, 1999 and the nine months ended October 3, 1998 and October 2, 1999 are as follows (in thousands, except per share amounts):

                                                                              NINE MONTHS ENDED
                                                              YEAR ENDED   -----------------------
                                                              JANUARY 2,   OCTOBER 3,   OCTOBER 2,
                                                                 1999         1998         1999
                                                              ----------   ----------   ----------
Net Income..................................................   $ 5,867       $4,796       $ 1,067
                                                               =======       ======       =======
Weighted average number of common shares--basic.............     3,966        3,966         4,861
Assumed number of shares issued from:
  Dilutive effects of stock options.........................        --           --           770
  Assumed conversion of Preferred Stock (Note 1)............     4,033           --        16,000
                                                               -------       ------       -------
Weighted average number of common and common equivalents
  shares--diluted...........................................     7,999        3,966        21,631
                                                               =======       ======       =======
Net income per share--basic.................................   $  1.48       $ 1.21       $  0.22
                                                               =======       ======       =======
Net income per share--diluted...............................   $  0.73       $ 1.21       $  0.05
                                                               =======       ======       =======

14. SUBSEQUENT EVENTS

    PROPOSED MERGER WITH SUMMIT, INC.--On September 16, 1999, the Company entered into an Agreement and Plan of Reorganization (the "Merger") with Summit, Inc. ("Summit"). Summit is a publicly held company engaged a business similar to that of the Company. In connection with the Merger, (1) each share of Viewlogic Common Stock and Preferred stock issued and outstanding at the effective time of the merger will be converted into 0.67928 (the "Exchange Ratio") of a share of Summit Common Stock and (2) each option to purchase shares of Viewlogic Common Stock will be converted into an option to purchase Summit Common Stock based upon the Exchange Ratio. The Merger is subject to the customary conditions to closing including the approval of the stockholders of the Company and the stockholders of Summit.

    The Merger will be treated as a purchase for accounting purposes and is intended to qualify as a tax-free reorganization for federal income tax purposes. Upon completion of the merger, the Company's shareholders will own a majority of the outstanding shares of Summit. Consequently, for accounting purposes the transaction will be accounted for as a reverse acquisition, whereby the Company will be treated as the accounting acquirer. As a result, the financial statements of the Company will become the historical financial statements of the combined company and the assets and liabilities of Summit will be revalued based on the value of Summit's equity interest at the date of the agreement.

                                                                         Annex A

                      AGREEMENT AND PLAN OF REORGANIZATION
                                  BY AND AMONG
                              SUMMIT DESIGN, INC.
                             HOOD ACQUISITION CORP.
                                      AND
                            VIEWLOGIC SYSTEMS, INC.

                         DATED AS OF SEPTEMBER 16, 1999

                               TABLE OF CONTENTS

                                                                                          PAGE
                                                                                      --------
 ARTICLE I THE MERGER....................................................                A-1

         1.1            The Merger..................................................     A-1

         1.2            Effective Time; Closing.....................................     A-1

         1.3            Effect of the Merger........................................     A-2

         1.4            Certificate of Incorporation; Bylaws........................     A-2

         1.5            Directors and Officers......................................     A-2

         1.6            Effect on Capital Stock.....................................     A-2

         1.7            Dissenting Stockholders.....................................     A-4

         1.8            Surrender of Certificates...................................     A-4

         1.9            No Further Ownership Rights in Viewlogic Capital Stock......     A-5

         1.10           Lost, Stolen or Destroyed Certificates......................     A-6

         1.11           Tax Consequences............................................     A-6

         1.12           Taking of Necessary Action; Further Action..................     A-6

 ARTICLE II REPRESENTATIONS AND WARRANTIES OF VIEWLOGIC..................                A-6

         2.1            Organization of Viewlogic...................................     A-6

         2.2            Viewlogic Capital Structure.................................     A-7

         2.3            Obligations With Respect to Capital Stock...................     A-7

         2.4            Authority...................................................     A-8

         2.5            Viewlogic Financial Statements..............................     A-8

         2.6            Absence of Certain Changes or Events........................     A-9

         2.7            Tax and Other Returns and Reports...........................    A-10

         2.8            Title to Properties; Absence of Liens and Encumbrances......    A-11

         2.9            Intellectual Property.......................................    A-11

         2.10           Compliance; Permits; Restrictions...........................    A-14

         2.11           Litigation..................................................    A-14

         2.12           Brokers' and Finders' Fees..................................    A-14

         2.13           Employee Matters and Benefit Plans..........................    A-14

         2.14           Viewlogic Employees; Labor Matters..........................    A-17

         2.15           Environmental Matters.......................................    A-17

         2.16           Agreements, Contracts and Commitments.......................    A-18

         2.17           Change of Control Payments..................................    A-19

         2.18           Statements; Joint Proxy Statement/Prospectus................    A-19

         2.19           Board Approval..............................................    A-20

         2.20           Section 203 of the Delaware General Corporation Law Not
                          Applicable................................................    A-20

         2.21           Representations Complete....................................    A-20

                                                                                          PAGE
                                                                                      --------
 ARTICLE III REPRESENTATIONS AND WARRANTIES OF SUMMIT AND MERGER SUB....
                                                                                        A-20

         3.1            Organization of Summit......................................    A-20

         3.2            Summit Capital Structure....................................    A-21

         3.3            Obligations With Respect to Capital Stock...................    A-21

         3.4            Authority...................................................    A-22

         3.5            SEC Filings; Summit Financial Statements....................    A-23

         3.6            Absence of Certain Changes or Events........................    A-24

         3.7            Tax and Other Returns and Reports...........................    A-24

         3.8            Title to Properties; Absence of Liens and Encumbrances......    A-25

         3.9            Intellectual Property.......................................    A-26

         3.10           Compliance; Permits; Restrictions...........................    A-28

         3.11           Litigation..................................................    A-28

         3.12           Brokers' and Finders' Fees..................................    A-28

         3.13           Employee Matters and Benefit Plans..........................    A-28

         3.14           Summit Employees; Labor Matters.............................    A-31

         3.15           Environmental Matters.......................................    A-31

         3.16           Agreements, Contracts and Commitments.......................    A-31

         3.17           Change of Control Payments..................................    A-33

         3.18           Statements; Joint Proxy Statement/Prospectus................    A-33

         3.19           Board Approval..............................................    A-33

         3.20           Fairness Opinion............................................    A-33

         3.21           Section 203 of the Delaware General Corporation Law Not
                          Applicable................................................    A-33

         3.22           Representations Complete....................................    A-33

 ARTICLE IV CONDUCT PRIOR TO THE EFFECTIVE TIME..........................               A-34

         4.1            Conduct of Business.........................................    A-34

 ARTICLE V ADDITIONAL AGREEMENTS.........................................               A-36

         5.1            Registration Statement; Other Filings; Board
                          Recommendations...........................................    A-36

         5.2            Meetings of Stockholders....................................    A-37

         5.3            Confidentiality; Access to Information......................    A-38

         5.4            Non-Solicitation............................................    A-38

         5.5            Public Disclosure...........................................    A-39

         5.6            Legal Requirements..........................................    A-39

         5.7            Third Party Consents........................................    A-39

         5.8            Notification of Certain Matters.............................    A-39

         5.9            Best Efforts and Further Assurances.........................    A-39

         5.10           Stock Options...............................................    A-40

         5.11           Summit Option Plans.........................................    A-40

                                                                                          PAGE
                                                                                      --------
         5.12           Affiliate Agreements........................................    A-40

         5.13           Form S-8....................................................    A-40

         5.14           Nasdaq Listing..............................................    A-41

         5.15           Comfort Letter..............................................    A-41

         5.16           Board of Directors of the Combined Company..................    A-41

         5.17           Officers of Combined Company; Executive Committee...........    A-41

         5.18           Indemnification and Insurance...............................    A-41

 ARTICLE VI CONDITIONS TO THE MERGER.....................................               A-43

         6.1            Conditions to Obligations of Each Party to Effect the
                          Merger....................................................    A-43

         6.2            Additional Conditions to Obligations of Viewlogic...........    A-43

         6.3            Additional Conditions to the Obligations of Summit and
                          Merger Sub................................................    A-44

 ARTICLE VII TERMINATION, AMENDMENT AND WAIVER...........................               A-45

         7.1            Termination.................................................    A-45

         7.2            Notice of Termination; Effect of Termination................    A-46

         7.3            Fees and Expenses...........................................    A-46

         7.4            Amendment...................................................    A-47

         7.5            Extension; Waiver...........................................    A-47

 ARTICLE VIII NO SURVIVAL................................................               A-47

         8.1            No Survival of Representations and Warranties...............    A-47

 ARTICLE IX GENERAL PROVISIONS...........................................               A-48

         9.1            Notices.....................................................    A-48

         9.2            Interpretation; Knowledge...................................    A-48

         9.3            Counterparts................................................    A-49

         9.4            Entire Agreement; Third Party Beneficiaries.................    A-49

         9.5            Severability................................................    A-49

         9.6            Other Remedies; Specific Performance........................    A-49

         9.7            Governing Law...............................................    A-49

         9.8            Rules of Construction.......................................    A-49

         9.9            Assignment..................................................    A-49

                      AGREEMENT AND PLAN OF REORGANIZATION

    This Agreement and Plan of Reorganization is made and entered into as of September 16, 1999, by and among Summit Design, Inc., a Delaware corporation ("SUMMIT"), Hood Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Summit ("MERGER SUB"), and Viewlogic Systems, Inc., a Delaware corporation ("VIEWLOGIC").

                                    RECITALS

    A. Upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware ("DELAWARE LAW"), Summit and Viewlogic intend to enter into a business combination transaction.

     B. The Board of Directors of Viewlogic (the "VIEWLOGIC BOARD") (i) has determined that the Merger (as defined in Section 1.1) is consistent with and in furtherance of the long-term business strategy of Viewlogic and fair to, and in the best interests of, Viewlogic and its stockholders, (ii) has unanimously approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has determined to recommend that the stockholders of Viewlogic adopt and approve this Agreement and approve the Merger.

     C. The Board of Directors of Summit (the "SUMMIT BOARD") (i) has determined that the Merger is consistent with and in furtherance of the long-term business strategy of Summit and fair to, and in the best interests of, Summit and its stockholders, (ii) has unanimously approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has determined to recommend that the stockholders of Summit adopt and approve this Agreement and approve the Merger and the issuance of shares of Summit Common Stock (as defined below) to the stockholders of Viewlogic pursuant to the terms of the Merger.

    D. Concurrently with the execution of this Agreement, and as a condition and inducement to Summit's willingness to enter into this Agreement, certain shareholders of Viewlogic are entering into voting agreements in form and substance reasonably satisfactory to Summit.

     E. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "CODE").

    NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE I
                                   THE MERGER

    1.1 THE MERGER. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into Viewlogic (the "MERGER"), the separate corporate existence of Merger Sub shall cease and Viewlogic shall continue as the surviving corporation to be governed by the laws of the State of Delaware. Viewlogic as the surviving corporation after the Merger is hereinafter sometimes referred to as the "SURVIVING CORPORATION."

    1.2 EFFECTIVE TIME; CLOSING. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the "CERTIFICATE OF MERGER") (the time of such filing (or such later time as may be agreed in writing by the parties and specified in the Certificate of Merger) being the "EFFECTIVE TIME") as soon as practicable on or after the Closing Date (as herein defined). Unless the context otherwise requires, the term "AGREEMENT" as

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used herein refers collectively to this Agreement and Plan of Reorganization and the Certificate of Merger. The closing of the Merger (the "CLOSING") shall take place at the offices of Wilson Sonsini Goodrich & Rosati, 650 Page Mill Road, Palo Alto, CA, at a time and date to be specified by the parties, which shall be no later than the third business day after the satisfaction or valid waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the "CLOSING DATE") (other than the delivery of closing certificates and opinions).

    1.3 EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Viewlogic and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Viewlogic and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

    1.4 CERTIFICATE OF INCORPORATION; BYLAWS.

        (a) At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation of the Surviving Corporation; PROVIDED, HOWEVER, that at the Effective Time the Certificate of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be a name mutually agreed to by Summit and Viewlogic and set forth in the Joint Proxy Statement (as defined in Section 2.18 of this Agreement).

        (b) The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be, at the Effective Time, the Bylaws of the Surviving Corporation until thereafter amended; PROVIDED, HOWEVER, that as of the Effective Time, the Bylaws of the Surviving Corporation shall be amended to provide that the number of directors on the Board of Directors of the Surviving Corporation shall be one.

    1.5 DIRECTORS AND OFFICERS. The initial director of the Surviving Corporation shall be William J. Herman, until his successor is duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Viewlogic immediately prior to the Effective Time, until their respective successors are duly appointed.

    1.6 EFFECT ON CAPITAL STOCK. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Summit, Merger Sub, Viewlogic or the holders of any of the securities of Summit, Merger Sub or Viewlogic:

        (a) CONVERSION OF VIEWLOGIC COMMON STOCK. Each share of Common Stock, $0.001 par value per share, of Viewlogic (the "VIEWLOGIC COMMON STOCK") issued and outstanding immediately prior to the Effective Time, (other than any shares of Viewlogic Common Stock to be canceled pursuant to Section 1.6(c) and any Dissenting Shares (as defined in Section 1.7)) will be canceled and extinguished and automatically converted (subject to Sections 1.6(f) and (g)) into the right to receive, upon surrender of the certificate representing such share of Viewlogic Common Stock in the manner provided in Section 1.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.10), such number of fully paid and nonassessable shares of Common Stock, par value $0.01 per share, of Summit (the "SUMMIT COMMON STOCK") as is equal to 0.67928 (the "EXCHANGE RATIO"). Notwithstanding anything contained herein to the contrary, Viewlogic shall use its commercially reasonable efforts to provide that any right of repurchase by Viewlogic with respect to any shares of Viewlogic Common Stock in existence immediately prior to the Effective Time shall remain in full force and effect in accordance with its terms on and after the Effective Time including, without limitation, obtaining all necessary consents of existing stockholders to the assignment and assumption of these rights to Summit or its successors and valid assigns and the amendment or modification of any agreement relating to these rights; PROVIDED, THAT, Summit shall use its commercially reasonable efforts to cooperate with Viewlogic to effectuate the assignment of such rights; and PROVIDED FURTHER THAT, such rights shall then be exercisable only by Summit or its successors and valid assigns.

        (b) CONVERSION OF VIEWLOGIC PREFERRED STOCK.

            (i) SERIES A VOTING PREFERRED STOCK. Each share of Series A Voting Preferred Stock, $0.001 par value per share, of Viewlogic (the "SERIES A PREFERRED") issued and outstanding immediately prior to the Effective Time (other than any shares of Series A Preferred that are converted into shares of Viewlogic Common Stock immediately prior to the Effective Time, any shares of Series A Preferred to be canceled pursuant to Section 1.6(c) and any Dissenting Shares) will be canceled and extinguished and automatically converted (subject to Section 1.6(f) and (g)) into the right to receive, upon surrender of the certificate representing such share of Series A Preferred in the manner provided in Section 1.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in
Section 1.10), such number of fully paid and nonassessable shares of Summit Common Stock as is equal to the Exchange Ratio.

            (ii) SERIES A-1 NON-VOTING PREFERRED STOCK. Each share of
Series A-1 Non-Voting Preferred Stock, $0.001 par value per share, of Viewlogic ("SERIES A-1 PREFERRED" and, collectively with the Series A Preferred, the "VIEWLOGIC PREFERRED STOCK") issued and outstanding immediately prior to the Effective Time (other than any shares of Series A-1 Preferred that are converted into shares of Series A Preferred, any shares of Series A-1 Preferred that are converted into shares of Viewlogic Common Stock immediately prior to the Effective Time, any shares of Series A-1 Preferred to be canceled pursuant to
Section 1.6(c) and any Dissenting Shares) will be canceled and extinguished and automatically converted (subject to Sections 1.6(f) and (g)) into the right to receive, upon surrender of the certificate representing such share of Series A-1 Preferred in the manner provided in Section 1.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.10), such number of fully paid and nonassessable shares of Summit Common Stock as is equal to the Exchange Ratio.

        (c) CANCELLATION OF VIEWLOGIC-OWNED STOCK. Each share of the Viewlogic Common Stock and Viewlogic Preferred Stock (together, the "VIEWLOGIC CAPITAL STOCK") held by Viewlogic or owned by Merger Sub, Summit or any direct or indirect wholly owned subsidiary of Viewlogic or of Summit immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

        (d) STOCK OPTIONS. At the Effective Time, all options to purchase Viewlogic Common Stock then outstanding under Viewlogic's 1998 Stock Incentive Plan and the Transcendent Design Technology Inc. Stock Option Plan. (collectively, the "VIEWLOGIC STOCK OPTION PLANS") shall be assumed by Summit in accordance with Section 5.10 hereof.

        (e) CAPITAL STOCK OF MERGER SUB. Each share of Common Stock, $0.01 par value per share, of Merger Sub (the "MERGER SUB COMMON STOCK") issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of Common Stock, $0.01 par value per share, of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

        (f) ADJUSTMENTS TO EXCHANGE RATIO. The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Summit Common Stock or Viewlogic Capital Stock), reorganization, recapitalization, reclassification or other like change with respect to Summit Common Stock or Viewlogic Capital Stock occurring on or after the date hereof and prior to the Effective Time.

        (g) FRACTIONAL SHARES. No fractional shares of Summit Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Viewlogic Capital Stock who would otherwise be entitled to a fraction of a share of Summit Common Stock (after aggregating all fractional shares of Summit Common Stock that otherwise would be received by such holder) shall receive from Summit an amount of cash in U.S. dollars (rounded to the nearest whole cent) equal to the product of (i) such fraction, MULTIPLIED BY (ii) the average last reported sale price of one share of Summit Common Stock for the ten (10) most recent days that Summit Common Stock has traded ending on and including the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market.

    1.7 DISSENTING STOCKHOLDERS.

        (a) Notwithstanding any provision of this Agreement to the contrary, any shares of Viewlogic Capital Stock held by a holder who has demanded and perfected appraisal or dissenters' rights for such shares in accordance with applicable Delaware Law and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal or dissenters' rights ("DISSENTING SHARES"), shall not be converted into or represent a right to receive Summit Common Stock pursuant to Section 1.6, but the holder thereof shall only be entitled to such rights as are granted by Delaware Law.

        (b) Notwithstanding the provisions of subsection (a), if any holder of shares of Viewlogic Capital Stock who demands appraisal of such shares under Delaware Law shall effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal, then, as of the later of the Effective Time and the occurrence of such event, such holder's shares shall automatically be converted into and represent only the right to receive Summit Common Stock and cash in lieu of any fractional shares as provided in Section 1.6, without interest thereon, upon surrender of the certificate representing such shares of Viewlogic Capital Stock in the manner provided in Section 1.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.10).

        (c) Viewlogic shall give Summit (i) prompt notice of any written demands for appraisal of any shares of Viewlogic Capital Stock, withdrawals of such demands, and any other instruments served pursuant to Delaware Law and received by Viewlogic and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under Delaware Law. Viewlogic shall not, except with the prior written consent of Summit, voluntarily make any payment with respect to any demands for appraisal of shares of capital stock of Viewlogic or offer to settle or settle any such demands.

    1.8 SURRENDER OF CERTIFICATES.

        (a) EXCHANGE AGENT. Summit shall select an institution reasonably acceptable to Viewlogic to act as the exchange agent (the "EXCHANGE AGENT") in the Merger.

        (b) SUMMIT TO PROVIDE COMMON STOCK. At the Effective Time, Summit shall make available to the Exchange Agent for exchange in accordance with this
Article I, the shares of Summit Common Stock issuable pursuant to Section 1.6 in exchange for outstanding shares of Viewlogic Capital Stock and cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.6(g).

        (c) EXCHANGE PROCEDURES. Promptly after the Effective Time, Summit shall cause the Exchange Agent to mail to each holder of record (as of the Effective
Time) of a certificate or certificates (the "CERTIFICATES"), which immediately prior to the Effective Time represented outstanding shares of Viewlogic Capital Stock whose shares were converted into the right to receive shares of Summit Common Stock pursuant to Section 1.6 and cash in lieu of any fractional shares pursuant to Section 1.6(g) the following: (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall contain such other customary provisions as Summit may

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
reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Summit Common Stock and cash in lieu of any fractional shares pursuant to Section 1.6(g). Upon the proper surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Summit and reasonably acceptable to Viewlogic, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Summit Common Stock into which their shares of Viewlogic Capital Stock were converted at the Effective Time pursuant to Section 1.6 and payment in lieu of fractional shares which such holders have the right to receive pursuant to
Section 1.6(g) and the Certificates so surrendered shall be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, to evidence only the ownership of the number of whole shares of Summit Common Stock into which such shares of Viewlogic Capital Stock have been converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with
Section 1.6(g) and shall cease to have any rights with respect to the shares of Viewlogic Common Stock formerly represented thereby, except as required by applicable law.

        (d) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. No dividends or other distributions declared or made after the date of this Agreement with respect to Summit Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Summit Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates in the manner provided in
Section 1.8(c). Subject to applicable law, following surrender of any such Certificates in the manner provided in Section 1.8(c), the Exchange Agent shall deliver to the record holders thereof, without interest, certificates representing whole shares of Summit Common Stock issued in exchange therefor along with payment in lieu of fractional shares pursuant to Section 1.6(g) hereof and the amount of any such dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of Summit Common Stock.

        (e) TRANSFERS OF OWNERSHIP. If certificates for shares of Summit Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Summit or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates for shares of Summit Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Summit or any agent designated by it that such tax has been paid or is not payable.

        (f) NO LIABILITY. Notwithstanding anything to the contrary in this
Section 1.8, neither the Exchange Agent, Summit, Viewlogic, nor the Surviving Corporation shall be liable to a holder of shares of Summit Common Stock or Viewlogic Capital Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

    1.9 NO FURTHER OWNERSHIP RIGHTS IN VIEWLOGIC CAPITAL STOCK. From and after the Effective Time, all shares of Summit Common Stock issued in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 1.6(g)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Viewlogic Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Viewlogic Capital Stock that were outstanding immediately prior to the Effective Time. If after the Effective Time Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

   1.10 LOST, STOLEN OR DESTROYED CERTIFICATES. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Summit Common Stock into which the shares of Viewlogic Capital Stock represented by such Certificates were converted pursuant to Section 1.6 and cash for fractional shares, if any, as may be required pursuant to Section 1.6(g); PROVIDED, HOWEVER, that Summit may, in its discretion and as a condition precedent to the issuance of such certificates representing Summit Common Stock, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Summit, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

   1.11 TAX CONSEQUENCES. The parties hereto intend that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

   1.12 TAKING OF NECESSARY ACTION; FURTHER ACTION. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Viewlogic and Merger Sub, the officers and directors of Summit, Viewlogic and Merger Sub will take all such lawful and necessary action. Summit shall cause Merger Sub to perform all of its obligations relating to this Agreement and the transactions contemplated thereby.

                                   ARTICLE II
                  REPRESENTATIONS AND WARRANTIES OF VIEWLOGIC

    Viewlogic represents and warrants to Summit and Merger Sub as of the date hereof and as of immediately prior to the Closing, subject only to the exceptions specifically disclosed in writing in the disclosure schedule (which such exceptions shall specifically reference the appropriate section number of the representations and warranties of Viewlogic to be qualified by such exceptions; PROVIDED, THAT, if a reasonable person would determine that any such exception contains enough information to qualify or otherwise apply to other representations and warranties of Viewlogic, such exceptions shall qualify or otherwise apply to such other representations and warranties of Viewlogic) supplied by Viewlogic to Summit dated as of the date hereof and certified by a duly authorized officer of Viewlogic (the "VIEWLOGIC SCHEDULES"), the following are true and correct:

    2.1 ORGANIZATION OF VIEWLOGIC.

        (a) Viewlogic and each of its subsidiaries is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation; has the corporate power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted; and is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified would not have a Material Adverse Effect (as defined in Section 2.1(d)) on Viewlogic.

        (b) Viewlogic has delivered to Summit a true and complete list of all of Viewlogic's subsidiaries as of the date of this Agreement, indicating the jurisdiction of incorporation of each subsidiary and Viewlogic's equity interest therein.

        (c) Viewlogic has delivered or made available to Summit a true and complete copy of the Certificate of Incorporation and Bylaws of Viewlogic and similar governing instruments of each of its subsidiaries, each as amended to date, and each such instrument is in full force and effect. Neither Viewlogic nor any of its subsidiaries is in violation of any of the provisions of its charter or bylaws or similar governing instruments.

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
        (d) When used in connection with Viewlogic, the term "MATERIAL ADVERSE EFFECT" means, for purposes of this Agreement, any change, event or effect that is materially adverse to the business, assets (including intangible assets), financial condition or results of operations of Viewlogic and its subsidiaries, taken as a whole (except for those changes, events and effects that are directly caused by (i) conditions affecting the United States economy as a whole,
(ii) conditions affecting the industry in which Viewlogic competes as a whole or
(iii) conditions resulting from announcement and pendency of the Merger).

    2.2 VIEWLOGIC CAPITAL STRUCTURE. The authorized capital stock of Viewlogic consists (a) of 35,000,000 shares of Common Stock, $0.001 par value per share, of which there are 7,899,627 shares issued and outstanding and no shares held in treasury, and (b) 22,000,000 shares of Preferred Stock, $0.001 par value per share, of which (x) 17,000,000 shares are designated Series A Voting Preferred Stock, of which there are 11,381,904 shares issued and outstanding and no shares held in treasury and (y) 5,000,000 shares are designated Series A-1 Non-Voting Preferred Stock, of which there are 4,618,096 shares issued and outstanding and no shares held in treasury. All outstanding shares of Viewlogic capital stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Viewlogic or any agreement or document to which Viewlogic is a party or by which it is bound. The Viewlogic Capital Stock is held of record by the persons and entities and in the amounts set forth in
Section 2.2 of the Viewlogic Schedules. As of the date hereof, Viewlogic had reserved an aggregate of 3,920,025 shares of Viewlogic Common Stock, net of exercises, for issuance to employees, consultants and non-employee directors pursuant to the Viewlogic Stock Option Plans. As of the date hereof, there were options outstanding to purchase an aggregate of 2,991,468 shares of Viewlogic Common Stock, issued to employees, consultants and non-employee directors pursuant to the Viewlogic Stock Option Plans. All shares of Viewlogic Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. The Viewlogic Schedules list for each person who holds options to acquire shares of Viewlogic Common Stock as of the date hereof, the name of the holder of such option, the exercise price of such option, the number of shares as to which such option had vested at such date, the vesting schedule for such option and whether the exercisability of such option will be accelerated in any way by the transactions contemplated by this Agreement.

    2.3 OBLIGATIONS WITH RESPECT TO CAPITAL STOCK. Except as set forth in
Section 2.2 or the Viewlogic Schedules, there are no equity securities, partnership interests or similar ownership interests of any class of Viewlogic Capital Stock, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except for securities Viewlogic owns, directly or indirectly through one or more subsidiaries, as of the date of this Agreement, there are no equity securities, partnership interests or similar ownership interests of any class of any subsidiary of Viewlogic, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Section 2.2 or the Viewlogic Schedules, there are no options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Viewlogic or any of its subsidiaries is a party or by which it or any of its subsidiaries is bound obligating Viewlogic or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Viewlogic or any of its subsidiaries or obligating Viewlogic or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. As of the date of this Agreement, except as contemplated by this Agreement, there are no registration rights and there are no voting trusts, proxies or other agreements or understandings to which Viewlogic is a party or by which it is bound with respect to any equity security of any class of

Viewlogic Capital Stock or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries.

    2.4 AUTHORITY.

        (a) Viewlogic has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject to the requisite approval of the Agreement and the transactions contemplated hereby by Viewlogic's stockholders. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Viewlogic, subject only to the approval and adoption of this Agreement and the approval of the Merger by Viewlogic's stockholders and the filing of the Certificate of Merger pursuant to Delaware Law. This Agreement has been duly executed and delivered by Viewlogic and, assuming the due authorization, execution and delivery by Summit and, if applicable, Merger Sub, constitutes the valid and binding obligation of Viewlogic, enforceable against Viewlogic in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by Viewlogic does not, and the performance of this Agreement by Viewlogic will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Viewlogic or the equivalent organizational documents of any of its subsidiaries, (ii) subject to obtaining the approval and adoption of this Agreement and the approval of the Merger by Viewlogic's stockholders and compliance with the requirements set forth in Section 2.4(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Viewlogic or any of its subsidiaries or by which Viewlogic or any of its subsidiaries or any of their respective properties is bound or affected, or
(iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or impair Viewlogic's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a material lien or encumbrance on any of the material properties or assets of Viewlogic or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Viewlogic or any of its subsidiaries is a party or by which Viewlogic or any of its subsidiaries or its or any of their respective properties are bound or affected. The Viewlogic Schedules list all consents, waivers and approvals under any of Viewlogic's or any of its subsidiaries' agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would result in a material loss of benefits or any material liability to Viewlogic, Viewlogic's subsidiaries, Summit or the Surviving Corporation as a result of the Merger.

        (b) No consent, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other governmental authority or instrumentality, foreign or domestic ("GOVERNMENTAL ENTITY"), is required to be obtained or made by Viewlogic in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) or antitrust laws and the securities or antitrust laws of any foreign country, and
(iii) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not have a Material Adverse Effect on Viewlogic or would otherwise have a material adverse effect on the ability of the parties to consummate the Merger.

    2.5 VIEWLOGIC FINANCIAL STATEMENTS.

        (a) Section 2.5 of the Viewlogic Schedules sets forth Viewlogic's audited consolidated balance sheet as of October 3, 1998 and the related audited consolidated statements of operations and cash flows for the 39-week period then ended and Viewlogic's unaudited consolidated balance sheet as of July 3, 1999 and the related unaudited statements of operations and cash flows for the 39-week period then ended (collectively, the "VIEWLOGIC FINANCIALS"). The Viewlogic Financials have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a basis consistent throughout the periods indicated and consistent with each other subject, in the case of the unaudited financial statements, to the absence of footnotes and normal year-end adjustments, which will not be material in amount. The Viewlogic Financials present fairly in all material respects the financial condition and operating results of Viewlogic as of the dates and for the periods indicated therein. The balance sheet of Viewlogic dated July 3, 1999 is hereinafter referred to as the "VIEWLOGIC BALANCE SHEET."

        (b) Except as disclosed in the Viewlogic Financials or in the Viewlogic Balance Sheet, since the date of the Viewlogic Balance Sheet neither Viewlogic nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Viewlogic and its subsidiaries taken as a whole, except for (i) liabilities identified in the Viewlogic Balance Sheet, or (ii) liabilities incurred since the date of the Viewlogic Balance Sheet in the ordinary course of business consistent with past practice and immaterial in the aggregate.

    2.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since the date of the Viewlogic Balance Sheet there has not been:

        (a) any Material Adverse Effect on Viewlogic and its subsidiaries, taken as a whole;

        (b) any material change by Viewlogic in its accounting methods, principles or practices, except as required by concurrent changes in GAAP;

        (c) any material revaluation by Viewlogic of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business;

        (d) any material transaction by Viewlogic except in the ordinary course of business;

        (e) any amendments or changes to the Certificate of Incorporation or Bylaws of Viewlogic;

        (f) any capital expenditures or commitments by Viewlogic other than in the ordinary course of business;

        (g) any destruction of, damage to or loss of any material assets, business or customer of Viewlogic (whether or not covered by insurance);

        (h) any declaration, setting aside or payment of a dividend or other distribution with respect to the capital stock of Viewlogic, or any direct or indirect redemption, purchase or other acquisition by Viewlogic of any of its capital stock;

        (i) any sale, lease, license or other disposition of any of the assets or properties of Viewlogic, except in the ordinary course of business, consistent with past practices;

        (j) any amendment or termination of any material contract, agreement or license to which Viewlogic is a party or by which it is bound, other than in the ordinary course of business;

        (k) any loan by Viewlogic to any person or entity, incurrence by Viewlogic of any indebtedness, guarantee by Viewlogic of any indebtedness, issuance or sale of any debt securities of Viewlogic or guarantee of any debt securities of others except for advances to employees for travel and business expenses in the ordinary course of business, consistent with past practice,

        (l) any waiver or release of any material right or claim of Viewlogic, including any writeoff or other compromise of any account receivable of Viewlogic,

        (m) any issuance or sale by Viewlogic of any of its shares of capital stock, or securities exchangeable for, convertible or exercisable therefor, or of any other of its securities,

        (n) any negotiation or agreement by Viewlogic or any officers or employees thereof to do any of the things described in the preceding clauses (a) through (m) (other than negotiations with Summit and its representatives regarding the transactions contemplated by this Agreement).

    2.7 TAX AND OTHER RETURNS AND REPORTS.

        (a) DEFINITION OF TAXES. For the purposes of this Agreement, "TAX" or, collectively, "TAXES," means any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

        (b) TAX RETURNS AND AUDITS. Except as set forth in Section 2.7 of the Viewlogic Schedules:

            (i) Each of Viewlogic and its subsidiaries has prepared and filed all required federal, state, local and foreign returns, estimates, information statements and reports ("Returns") relating to any and all Taxes concerning or attributable to Viewlogic and each of its subsidiaries or their operations and such Returns are true and correct in all material respects and have been completed in accordance with applicable law.

            (ii) Each of Viewlogic and its subsidiaries (A) has paid or accrued all Taxes it is required to pay or accrue and (B) has withheld with respect to its employees all federal and state income taxes, FICA, FUTA and other Taxes required to be withheld.

           (iii) Neither Viewlogic nor any of its subsidiaries has been delinquent in the payment of any Tax nor is there any Tax deficiency outstanding, proposed or assessed against Viewlogic or any of its subsidiaries, nor has Viewlogic or any of its subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

            (iv) No audit or other examination of any Return of Viewlogic or any of its subsidiaries is presently in progress, nor has Viewlogic or any of its subsidiaries been notified of any request for such an audit or other examination.

            (v) Neither Viewlogic nor any of its subsidiaries has any material liability for unpaid federal, state, local or foreign Taxes which has not been accrued or reserved against in accordance with GAAP on the Viewlogic Balance Sheet or accrued in accordance with GAAP in the ordinary course of business since the date of the Viewlogic Balance Sheet, whether asserted or unasserted, contingent or otherwise, and neither Viewlogic nor any of its subsidiaries has knowledge of any basis for the assertion of any such liability attributable to the assets or operations of Viewlogic or any of its subsidiaries.

            (vi) Viewlogic has provided to Summit copies of all federal and state income and all state sales and use Tax Returns for all periods since the date of Viewlogic's incorporation, except those as to which applicable statues of limitations have expired and no tolling of the statute of limitations has been executed.

           (vii) There are no liens, pledges, charges, claims, security interests or other encumbrances of any sort ("LIENS") on any of the assets or properties of Viewlogic or any of its subsidiaries relating to or attributable to Taxes.

          (viii) Neither Viewlogic nor any of its subsidiaries has knowledge of any reasonable basis for any claim relating or attributable to Taxes which, if adversely determined, would result in any Lien on any of the assets or properties of Viewlogic or any of its subsidiaries.

            (ix) None of Viewlogic's or any of its subsidiaries' assets are treated as "tax-exempt use property" within the meaning of Section 168(h) of the Code.

            (x) There is no contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Viewlogic or any of its subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Section 280G or 162 of the Code.

            (xi) Neither Viewlogic nor any of its subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by Viewlogic or any of its subsidiaries.

           (xii) Neither Viewlogic nor any of its subsidiaries is a party to a tax sharing or allocation agreement nor does Viewlogic nor any of its subsidiaries owe any amount under any such agreement.

          (xiii) Neither Viewlogic nor any of its subsidiaries has been at any time, a "United States real property holding corporation" within the meaning of
Section 897(c)(2) of the Code.

    2.8 TITLE TO PROPERTIES; ABSENCE OF LIENS AND ENCUMBRANCES.

        (a) The Viewlogic Schedules list the real property owned by Viewlogic or any of its subsidiaries as of the date of this Agreement. The Viewlogic Schedules list all real property leases to which Viewlogic or any of its subsidiaries is a party as of the date of this Agreement and each amendment thereto that is in effect as of the date of this Agreement. All such current leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) that would give rise to a material claim.

        (b) Each of Viewlogic and its subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except as reflected in the Viewlogic Financials and except for liens for taxes not yet due and payable and such Liens or other imperfections of title and encumbrances, if any, which are not material in amount and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

    2.9 INTELLECTUAL PROPERTY. For the purposes of this Agreement, the following terms have the following definitions:

       "INTELLECTUAL PROPERTY" shall mean any or all of the following and all rights therein: (i) all United States, international and foreign patents and applications (including provisional applications); (ii) all inventions (whether patentable or not), invention disclosures, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing and all improvements thereto; (iii) all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world that have not been withdrawn; (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vi) all databases and data collections and all rights therein throughout the world; and
       (vii) any similar or equivalent rights to any of the foregoing anywhere in the world.

       "VIEWLOGIC INTELLECTUAL PROPERTY" shall mean any Intellectual Property that is owned by, or exclusively licensed to, Viewlogic or any of its subsidiaries.

       "REGISTERED INTELLECTUAL PROPERTY" means all United States, international and foreign: (i) patents and patent applications (including provisional applications) that have not been withdrawn or abandoned; (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks that have not been withdrawn, cancelled or abandoned;
       (iii) registered copyrights and applications for copyright registration; and (iv) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

        (a) Section 2.9 of the Viewlogic Schedules lists all of the Registered Intellectual Property owned by, or filed in the name of, Viewlogic or any of its subsidiaries (the "VIEWLOGIC REGISTERED INTELLECTUAL PROPERTY") and all patent, copyright, trademark or industrial design registrations or applications that have been withdrawn, cancelled or abandoned since January 1, 1998.

        (b) Section 2.9 of the Viewlogic Schedules lists all proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office ("PTO") or equivalent authority anywhere in the world) related to any Viewlogic Intellectual Property.

        (c) Viewlogic (or its subsidiaries, as applicable) has complied in all material respects with all applicable disclosure requirements, and has not committed any fraudulent act, in the application for and maintenance of any patent, trademark or copyright of Viewlogic.

        (d) Other than restrictions imposed by laws of general applicability or limitations on use inherent in the content of the registrations themselves, no Viewlogic Intellectual Property owned by Viewlogic or product or service of Viewlogic or its subsidiaries is subject to any proceeding or outstanding decree, order, judgment, agreement or stipulation restricting in any manner the use, transfer, or licensing thereof by Viewlogic or its subsidiaries, or which may affect the validity, use or enforceability of such Viewlogic Intellectual Property.

        (e) Each item of Viewlogic Registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Registered Intellectual Property have been paid and all necessary documents and certificates in connection with such Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Intellectual Property.

        (f) Except as set forth in Section 2.9 of the Viewlogic Schedules, to Viewlogic's knowledge: (i) Viewlogic or a Viewlogic subsidiary owns and has good and exclusive title to, or has license to, each item of Viewlogic Intellectual Property, including all Viewlogic Registered Intellectual Property listed in
Section 2.9 of the Viewlogic Schedules, free and clear of any material Lien (excluding licenses and related restrictions); and (ii) Viewlogic is the exclusive owner of all material trademarks and trade names used in connection with the operation or conduct of the business of Viewlogic or its subsidiaries, including the sale of any products or the provision of any services by Viewlogic or its subsidiaries, but excluding trademarks and trade names commonly identified by Viewlogic or its subsidiaries as the property of a third party (e.g. "Microsoft NT").

        (g) Viewlogic owns exclusively, and has good title to, or has an irrevocable, fully paid license to all copyrighted works that are Viewlogic products (other than third-party software code to which Viewlogic holds valid and enforceable distribution licenses) or which Viewlogic otherwise expressly purports to own.

        (h) To Viewlogic's knowledge, Viewlogic or its subsidiaries owns or has the right to use all Intellectual Property necessary to the conduct of its business as it currently is conducted, including, without limitation, the design, development, manufacture and sale of all products currently manufactured or sold by Viewlogic or its subsidiaries and the performance of all services provided by Viewlogic or its subsidiaries.

        (i) To the extent that any material work, invention or material has been developed or created by a third party for Viewlogic, Viewlogic has a written agreement with such third party with respect thereto and Viewlogic thereby either (i) has obtained ownership of, and is the exclusive owner of, or
(ii) has obtained a license to all such third party's Intellectual Property in such work, material or invention by operation of law or by valid assignment, to the extent it is legally possible to do so.

        (j) Except as set forth in Section 2.9 of the Viewlogic Schedules or in the ordinary course of business, (i) Viewlogic has not transferred ownership of, or granted any rights to use any of the Viewlogic Intellectual Property; and
(ii) Viewlogic has not granted to any person, nor authorized any person to retain, any rights in the Viewlogic Intellectual Property.

        (k) Section 2.9 of the Viewlogic Schedules lists all material contracts, licenses and agreements to which Viewlogic is a party (i) with respect to Viewlogic Intellectual Property licensed or transferred to any third party (other than end-user licenses in the ordinary course); or (ii) pursuant to which a third party has licensed or transferred any material Intellectual Property to Viewlogic.

        (l) Following the Closing Date, the Surviving Corporation will be permitted to exercise all of Viewlogic's material rights under the contracts, licenses and agreements required to be listed in Section 2.9 of the Viewlogic Schedules to the same extent Viewlogic would have been able had the consummation of the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Viewlogic would otherwise be required to pay or which are not material in amount.

        (m) Section 2.9 of the Viewlogic Schedules lists or specifically refers to all contracts, licenses and agreements between Viewlogic and any third party wherein or whereby Viewlogic has agreed to, or assumed, any obligation or duty to warrant, indemnify, hold harmless or otherwise assume or incur any obligation or liability with respect to the infringement or misappropriation by Viewlogic or such third party of the Intellectual Property of any third party, except such contracts entered into in the ordinary course of Viewlogic's business.

        (n) Viewlogic has not received written notice from any third party that the operation of the business of Viewlogic or any act, product or service of Viewlogic, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

        (o) Except as set forth in Section 2.9 of the Viewlogic Schedules, to the knowledge of Viewlogic, no person has or is infringing or misappropriating any Viewlogic Intellectual Property.

        (p) Except as set forth in Section 2.9 of the Viewlogic Schedules, there have been, and are, no claims asserted against Viewlogic or its subsidiaries or, to its knowledge, against any customer of Viewlogic, related to any product or service of Viewlogic or its subsidiaries.

        (q) Each of Viewlogic and its subsidiaries has and has taken commercially reasonable steps to enforce a policy requiring each employee and contractor to execute a proprietary information / confidentiality agreement substantially in Viewlogic's standard forms for employees and contractors, respectively, and all current and former employees and contractors of Viewlogic and its subsidiaries have executed such an agreement, except where the failure to do so could not reasonably expected to result in a Material Adverse Effect on Viewlogic.

   2.10 COMPLIANCE; PERMITS; RESTRICTIONS.

        (a) Except for conflicts, violations and defaults that (individually or in the aggregate) would not cause Viewlogic or its subsidiaries to lose benefits aggregating to $250,000 or more, or cause Viewlogic or its subsidiaries to incur liabilities aggregating to $250,000 or more, neither Viewlogic nor any of its subsidiaries is, in any material respect, in conflict with, or in default or in violation of (i) any law, rule, regulation, order, judgment or decree applicable to Viewlogic or any of its subsidiaries or by which Viewlogic or any of its subsidiaries or any of their respective properties is bound or affected, or
(ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Viewlogic or any of its subsidiaries is a party or by which Viewlogic or any of its subsidiaries or its or any of their respective properties is bound or affected, No investigation or review by any Governmental Entity is pending or, to Viewlogic's knowledge, has since January 1, 1998 been threatened against Viewlogic or any of its subsidiaries, nor, to Viewlogic's knowledge, has any Governmental Entity indicated an intention to conduct an investigation of Viewlogic or any of its subsidiaries. There is no material agreement, judgment, injunction, order or decree binding upon Viewlogic or any of its subsidiaries which has the effect of prohibiting or materially impairing any business practice of Viewlogic or any of its subsidiaries, any acquisition of material property by Viewlogic or any of its subsidiaries or the conduct of business by Viewlogic as currently conducted.

        (b) Viewlogic and its subsidiaries hold, to the extent legally required, all permits, licenses, variances, exemptions, orders and approvals from governmental authorities that are material to and required for the operation of the business of Viewlogic as currently conducted (collectively, the "VIEWLOGIC PERMITS"). Viewlogic and its subsidiaries are in compliance in all material respects with the terms of the Viewlogic Permits.

   2.11 LITIGATION. There is no action, suit, proceeding, claim, arbitration or investigation pending, and, to Viewlogic's knowledge, threatened against Viewlogic or any of its subsidiaries which would reasonably be expected to have a Material Adverse Effect on Viewlogic or which in any manner challenges or seeks to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement. No Governmental Entity has at any time since January 1, 1998 challenged or questioned the legal right of Viewlogic to manufacture, offer or sell any of its products.

   2.12 BROKERS' AND FINDERS' FEES. Viewlogic has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

   2.13 EMPLOYEE MATTERS AND BENEFIT PLANS.

        (a) DEFINITIONS. With the exception of the definition of "Affiliate" set forth in Section 2.13(a)(i) below (such definition shall only apply to this Section 2.13), for purposes of this Agreement, the following terms shall have the meanings set forth below:

            (i) "AFFILIATE," as used in this Section 2.13, shall mean any other person or entity under common control with Viewlogic within the meaning of
Section 414(b), (c), (m) or (o) of the Code and the regulations thereunder;

            (ii) "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, or any successor statute thereto and the rules and regulations promulgated thereby;

           (iii) "VIEWLOGIC EMPLOYEE PLAN" shall refer to any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether formal or informal, funded or unfunded, including without limitation, each "employee benefit plan", within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by Viewlogic or any Affiliate for the benefit of any "Viewlogic Employee" (as defined below), and pursuant to which Viewlogic or any Affiliate has or may have any material liability contingent or otherwise;

            (iv) "VIEWLOGIC EMPLOYEE" shall mean any current, former, or retired employee, officer or director of Viewlogic or any Affiliate;

            (v) "VIEWLOGIC EMPLOYEE AGREEMENT" shall refer to each management, employment, severance, consulting, relocation, repatriation, expatriation, visa, work permit or similar agreement or contract between Viewlogic or any Affiliate and any Viewlogic Employee or consultant;

            (vi) "IRS" shall mean the Internal Revenue Service;

           (vii) "MULTIEMPLOYER PLAN" shall mean any "Pension Plan" (as defined below) which is a "multiemployer plan", as defined in Section 3(37) of ERISA; and

          (viii) "VIEWLOGIC PENSION PLAN" shall refer to each Viewlogic Employee Plan which is an "employee pension benefit plan", within the meaning of Section 3(2) of ERISA.

        (b) SCHEDULE. Section 2.13 of the Viewlogic Schedules contains a true and complete list of each Viewlogic Employee Plan and each Viewlogic Employee Agreement, together with a schedule of all liabilities, whether or not accrued, under each such Viewlogic Employee Plan or Viewlogic Employee Agreement. Viewlogic does not have any plan or commitment to establish any new Viewlogic Employee Plan or Viewlogic Employee Agreement, to modify any Viewlogic Employee Plan or Viewlogic Employee Agreement (except to the extent required by law or to conform any such Viewlogic Employee Plan or Viewlogic Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to Summit in writing, or as required by this Agreement), or to enter into any Viewlogic Employee Plan or Viewlogic Employee Agreement, nor does it have any intention or commitment to do any of the foregoing.

        (c) DOCUMENTS. Viewlogic has made available to Summit (i) true and complete copies of all documents embodying or relating to each Viewlogic Employee Plan and each Viewlogic Employee Agreement, including all amendments thereto and written interpretations thereof; (ii) the most recent annual actuarial valuations, if any, prepared for each Viewlogic Employee Plan;
(iii) the three most recent annual reports (Series 5500 and all schedules thereto), if any, required under ERISA or the Code in connection with each Viewlogic Employee Plan or related trust; (iv) if Viewlogic Employee Plan is funded, the most recent annual and periodic accounting of Viewlogic Employee Plan assets; (v) the most recent summary plan description together with the most recent summary of material modifications, if any, required under ERISA with respect to each Viewlogic Employee Plan; (vi) all IRS determination letters and rulings relating to Viewlogic Employee Plans and copies of all applications and correspondence to or from the IRS or the Department of Labor ("DOL") with respect to any Viewlogic Employee Plan; (vii) all communications material to any Viewlogic Employee or Viewlogic Employees relating to any Viewlogic Employee Plan and any proposed Viewlogic Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to Viewlogic; and (viii) all registration statements and prospectuses prepared in connection with each Viewlogic Employee Plan.

        (d) VIEWLOGIC EMPLOYEE PLAN COMPLIANCE. Except as set forth in Section
2.13 of the Viewlogic Schedules, (i) Viewlogic has performed in all material respects all obligations required to be performed by it under each Viewlogic Employee Plan and each Viewlogic Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code; (ii) no "prohibited transaction", within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any Viewlogic Employee Plan; (iii) there are no actions, suits or claims pending, or, to the knowledge of Viewlogic, threatened or anticipated (other than routine claims for benefits) against any Viewlogic Employee Plan or against the assets of any Viewlogic Employee Plan; and (iv) each Viewlogic Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Viewlogic, the Surviving Corporation, Summit or any Affiliates (other than ordinary administration expenses typically incurred in a termination event and benefits accrued through the date of such amendment, termination or discontinuance); (v) there are no inquiries or proceedings pending or, to the knowledge of Viewlogic or any affiliates, threatened by the IRS or DOL with respect to any Viewlogic Employee Plan; and (vi) neither Viewlogic nor any Affiliate is subject to any penalty or tax with respect to any Viewlogic Employee Plan under Section 502(i) of ERISA or
Section 4975 through 4980 of the Code.

        (e) VIEWLOGIC PENSION PLANS. Viewlogic does not now, nor has it ever, maintained, established, sponsored, participated in, or contributed to, any Viewlogic Pension Plan which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

        (f) MULTIEMPLOYER PLANS. At no time has Viewlogic contributed to or been required to contribute to any Multiemployer Plan.

        (g) NO POST-EMPLOYMENT OBLIGATIONS. Except as set forth in Section 2.13 of the Viewlogic Schedules, no Viewlogic Employee Plan provides, or has any liability to provide, life insurance, medical or other employee benefits to any Viewlogic Employee upon his or her retirement or termination of employment for any reason, except as may be required by statute, and Viewlogic has never represented, promised or contracted (whether in oral or written form) to any Viewlogic Employee (either individually or to Viewlogic Employees as a group) that such Viewlogic Employee(s) would be provided with life insurance, medical or other employee welfare benefits upon their retirement or termination of employment, except to the extent required by statute.

        (h) EFFECT OF TRANSACTION.

            (i) Except as provided in Section 1.6 of this Agreement or as set forth in Section 2.13 of the Viewlogic Schedules, the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Viewlogic Employee Plan, Viewlogic Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Viewlogic Employee.

            (ii) Except as set forth in Section 2.13 of the Viewlogic Schedules, no payment or benefit which will or may be made by Viewlogic or Summit or any of their respective affiliates with respect to any Viewlogic Employee will be characterized as an "excess parachute payment," within the meaning of Section 280G(b)(1) of the Code.

        (i) EMPLOYMENT MATTERS. Viewlogic and each of its subsidiaries (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, in each location in which Viewlogic or any of its subsidiaries employs persons;
(ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to Viewlogic Employees; (iii) is not liable for any material arrears of wages or any material taxes or any material penalty for failure to comply with any of the foregoing; and (iv) is not liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Viewlogic Employees (other than routine payments to be made in the normal course of business and consistent with past practice).

        (j) LABOR. No work stoppage, labor strike, material slowdown or lockout with respect to any of the employees of Viewlogic or its subsidiaries is pending or, to the knowledge of Viewlogic, threatened. Except as set forth in Section
2.13 of the Viewlogic Schedules, Viewlogic is not involved in or, to the knowledge of Viewlogic, threatened with, any labor dispute, grievance, or litigation relating to labor, safety or discrimination matters involving any Viewlogic Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in material liability to Viewlogic. Neither Viewlogic nor any of its subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act which would, individually or in the aggregate, directly or indirectly result in a material liability to Viewlogic. Except as set forth in Section 2.13 of the Viewlogic Schedules, neither Viewlogic nor any of its subsidiaries is presently, nor has it been in the past, a party to, or bound by, any collective bargaining agree-ment or union contract with respect to Viewlogic Employees and no collective bargaining agreement is being negotiated by Viewlogic. To Viewlogic's knowledge, there are no activities or proceedings of any labor union to organize any employees of Viewlogic or any of its subsidiaries.

   2.14 VIEWLOGIC EMPLOYEES; LABOR MATTERS. To Viewlogic's knowledge, no employee of Viewlogic has violated any employment contract, patent disclosure agreement or non-competition agreement between such employee and any former employer of such employee due to such employee being employed by Viewlogic and disclosing to Viewlogic trade secrets or proprietary information of such employer. Viewlogic and its subsidiaries are in compliance in all material respects with all applicable laws regarding employment practices, terms and conditions of employment, and wages and hours (including, without limitation, ERISA, WARN or any similar state or local law).

   2.15 ENVIRONMENTAL MATTERS.

        (a) HAZARDOUS MATERIAL. To Viewlogic's knowledge, except for such instances as would not reasonably be considered likely to result in Material Adverse Effect on Viewlogic, no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies, (a "HAZARDOUS MATERIAL") are present, as a result of the actions of Viewlogic or any of its subsidiaries or any affiliate of Viewlogic, or, to Viewlogic's knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Viewlogic or any of its subsidiaries has at any time owned, operated, occupied or leased.

        (b) HAZARDOUS MATERIALS ACTIVITIES. To Viewlogic's knowledge, except for such instances as would not reasonably be considered likely to result in Material Adverse Effect on Viewlogic (i) neither Viewlogic nor any of its subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law, and (ii) neither Viewlogic nor any of its subsidiaries has disposed of, transported, sold, used, released, exposed its employees or others to or manufactured any product containing a Hazardous Material (collectively "HAZARDOUS MATERIALS ACTIVITIES") in material violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

        (c) PERMITS. Viewlogic and its subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the "VIEWLOGIC ENVIRONMENTAL PERMITS") necessary for the conduct of

Viewlogic's and its subsidiaries' Hazardous Material Activities and other businesses of Viewlogic and its subsidiaries as such activities and businesses are currently being conducted. Viewlogic and its subsidiaries are in compliance in all material respects with the terms of the Viewlogic Environmental Permits.

        (d) ENVIRONMENTAL LIABILITIES. No action, proceeding, revocation proceeding, amendment procedure, writ, claim or injunction is pending, and to Viewlogic's knowledge, no action, proceeding, revocation proceeding, amendment procedure, writ, claim or injunction has since January 1, 1998 been threatened by any Governmental Entity against Viewlogic or any of its subsidiaries concerning any Viewlogic Environmental Permit, Hazardous Material or any Hazardous Materials Activity of Viewlogic or any of its subsidiaries.

   2.16 AGREEMENTS, CONTRACTS AND COMMITMENTS. Except as set forth in Section
2.16 of the Viewlogic Schedules, neither Viewlogic nor any of its subsidiaries is a party to or is bound by:

        (a) any employment or consulting agreement, contract or commitment with any officer or member of Viewlogic's Board of Directors, other than those that are terminable by Viewlogic or any of its subsidiaries on no more than thirty days notice without material liability or financial obligation, except to the extent general principles of wrongful termination law may limit Viewlogic's or any of its subsidiaries' ability to terminate employees at will;

        (b) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

        (c) any agreement of indemnification or any guaranty other than:
(i) any agreement of indemnification or guaranty entered into in the ordinary course of business, (ii) any agreement of indemnification entered into in connection with the sale or license of software products in the ordinary course of business, (iii) any agreement of indemnification entered into in connection with services performed in the ordinary course of business, and (iv) any indemnification agreement between Viewlogic or any of its subsidiaries and any of their respective officers, directors or employees;

        (d) any agreement, contract or commitment containing any covenant limiting in any material respect the right of Viewlogic or any of its subsidiaries to engage in any line of business which is material to Viewlogic and its subsidiaries taken as a whole or to compete with any person or granting any exclusive distribution rights;

        (e) any agreement, contract or commitment currently in force relating to the disposition or acquisition by Viewlogic or any of its subsidiaries or subsequent parent or sister companies after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which Viewlogic has any material ownership interest in any corporation, partnership, joint venture or other business enterprise;

        (f) any joint marketing or development agreement currently in force under which Viewlogic or any of its subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without material penalty upon notice of 90 days or less, or any agreement pursuant to which Viewlogic or any of its subsidiaries have continuing material obligations to jointly develop any intellectual property that will not be owned, in whole or in part, by Viewlogic or any of its subsidiaries and which may not be canceled without material penalty upon notice of 90 days or less;

        (g) any agreement, contract or commitment currently in force to provide source code to any third party for any product or technology that is material to Viewlogic and its subsidiaries taken as a whole, except for (i) any agreement, contract or commitment pursuant to which source code is provided solely for maintenance purposes, and (ii) any source code escrow agreement entered into in the ordinary course of business that solely contains provisions relating to the release of source code if Viewlogic and/or any of its subsidiaries ceases to do business or fails to provide appropriate maintenance;

        (h) any agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any Viewlogic product, service or technology except as a distributor in the ordinary course of business;

        (i) any mortgage, indenture, loan or credit agreement, security agreement or other agreement or instrument relating to the borrowing of money or extension of credit involving at least $250,000, including guaranties;

        (j) any agreement relating to capital expenditures and involving future payments in excess of $250,000 or

        (k) any other agreement that involves $250,000 or more or is not cancelable without penalty within thirty (30) days.

    Each Viewlogic Contract (as defined below) is in full force and effect. Neither Viewlogic nor any of its subsidiaries, nor to Viewlogic's knowledge, any other party to a Viewlogic Contract, is in breach, violation or default under, and neither Viewlogic nor any of its subsidiaries has received notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Viewlogic or any of its subsidiaries is a party or by which it is bound that are required to be disclosed in the Viewlogic Schedules pursuant to clauses (a) through (k) above or pursuant to Section 2.9 hereof (any such agreement, contract or commitment, a "VIEWLOGIC CONTRACT") in such a manner as would permit any other party to cancel or terminate any such Viewlogic Contract, or would permit any other party to seek damages, which would be reasonably likely to exceed $250,000 (for any or all of such breaches, violations or defaults, in the aggregate).

   2.17 CHANGE OF CONTROL PAYMENTS. Section 2.17 of the Viewlogic Schedules sets forth each plan or agreement pursuant to which any amounts may become payable (whether currently or in the future) to current or former employees, officers and directors of Viewlogic as a result of or in connection with the Merger.

   2.18 STATEMENTS; JOINT PROXY STATEMENT/PROSPECTUS. The information supplied by Viewlogic for inclusion in the Registration Statement (as defined in Section 3.4(b)) will not at the time the Registration Statement is filed with the Securities and Exchange Commission (the "SEC") and at the time it becomes effective under the Securities Act of 1933, as amended ("SECURITIES ACT") contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by Viewlogic for inclusion in the joint proxy statement/prospectus to be sent to the stockholders of both Viewlogic and Summit in connection with the meeting or action by written consent of Viewlogic's stockholders (the "VIEWLOGIC STOCKHOLDERS' MEETING") and the meeting of Summit's stockholders (the "SUMMIT STOCKHOLDERS' MEETING"), respectively (such joint proxy statement/prospectus as amended or supplemented is referred to herein as the "JOINT PROXY STATEMENT") will not, on the date the Joint Proxy Statement is first mailed to Viewlogic's stockholders or Summit's stockholders or at the time of the Viewlogic Stockholders' Meeting or the Summit Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The content of the Joint Proxy Statement furnished by Viewlogic to Summit for inclusion in the Joint Proxy Statement will comply as to form in all material respects with the provisions of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), and the rules and regulations thereunder. If at any time prior to the Effective Time any event relating to Viewlogic or any of its affiliates, officers or directors should be discovered by Viewlogic which is required to be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement, Viewlogic shall promptly inform Summit of the facts relating to such event. Notwithstanding the foregoing, Viewlogic makes no representation or warranty with respect to any information supplied by Summit or Merger Sub which is contained in any of the foregoing documents.

   2.19 BOARD APPROVAL. The Viewlogic Board has, as of the date of this Agreement, determined (i) that the Merger is in the best interests of Viewlogic and its stockholders, and (ii) subject to the terms and conditions set forth in this Agreement, to recommend that the stockholders of Viewlogic approve and adopt this Agreement and approve the Merger.

   2.20 SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW NOT APPLICABLE. The Viewlogic Board has taken all actions so that the restrictions contained in
Section 203 of the Delaware General Corporation Law applicable to a "business combination" (as defined in such Section 203) will not apply to the execution, delivery or performance of this Agreement or to the consummation of the Merger or the other transactions contemplated by this Agreement.

   2.21 REPRESENTATIONS COMPLETE. None of the representations or warranties made by Viewlogic (as modified by the Viewlogic Schedules), nor any statement made in the Viewlogic Schedules or certificate furnished by Viewlogic pursuant to this Agreement, or furnished by Viewlogic for inclusion in or in connection with documents to be mailed or delivered to stockholders of Viewlogic in connection with soliciting their consent to this Agreement and the transactions contemplated hereby, contains or will contain at the Effective Time, any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

                                  ARTICLE III
            REPRESENTATIONS AND WARRANTIES OF SUMMIT AND MERGER SUB

    Summit and Merger Sub represent and warrant to Viewlogic as of the date hereof and as of immediately prior to the Closing, subject only to the exceptions specifically disclosed in writing in the disclosure schedule (which such exceptions shall specifically reference the appropriate section number of the representations and warranties of Summit to be qualified by such exceptions; PROVIDED, THAT, if a reasonable person would determine that any such exception contains enough information to qualify or otherwise apply to other representations and warranties of Summit, such exceptions shall qualify or otherwise apply to such other representations and warranties of Summit) supplied by Summit to Viewlogic dated as of the date hereof and certified by a duly authorized officer of Summit and, with respect to exceptions as to Merger Sub, Merger Sub (the "SUMMIT SCHEDULES"), the following are true and correct:

    3.1 ORGANIZATION OF SUMMIT.

        (a) Summit and each of its subsidiaries is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation; has the corporate power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted; and is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified would not have a Material Adverse Effect (as defined in Section 3.1(d)) on Summit.

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
        (b) Summit has delivered to Viewlogic a true and complete list of all of Summit's subsidiaries as of the date of this Agreement, indicating the jurisdiction of incorporation of each subsidiary and Summit's equity interest therein.

        (c) Summit has delivered or made available to Viewlogic a true and complete copy of the Certificate of Incorporation and Bylaws of Summit and similar governing instruments of each of its subsidiaries, each as amended to date, and each such instrument is in full force and effect. Neither Summit nor any of its subsidiaries is in violation of any of the provisions of its charter or bylaws or similar governing instruments.

        (d) When used in connection with Summit, the term "Material Adverse Effect" means, for purposes of this Agreement, any change, event or effect that is materially adverse to the business, assets (including intangible assets), financial condition or results of operations of Summit and its subsidiaries, taken as a whole (except for those changes, events and effects that are directly caused by (i) conditions affecting the United States economy as a whole,
(ii) conditions affecting the industry in which Summit competes as a whole, or
(iii) conditions resulting from announcement and pendency of the Merger).

    3.2 SUMMIT CAPITAL STRUCTURE. The authorized capital stock of Summit consists of (a) 30,000,000 shares of Common Stock, $0.01 par value per share, of which there were 15,695,290 shares issued and outstanding and none held in treasury and (b) 5,000,000 shares of Preferred Stock, $0.01 par value per share, of which there are no shares issued or outstanding. All outstanding shares of Summit Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Summit or any agreement or document to which Summit is a party or by which it is bound. As of the date hereof, Summit had reserved an aggregate of 3,408,319 shares of Summit Common Stock, net of exercises, for issuance to employees, consultants and non-employee directors pursuant to the Summit Stock Option Plans. As of the date hereof, there were options outstanding to purchase an aggregate of 2,198,602 shares of Summit Common Stock, issued to employees, consultants and non-employee directors pursuant to the Summit Stock Option Plans. All shares of Summit Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. The Summit Schedules list for each person who holds options to acquire shares of Summit Common Stock as of the date hereof, the name of the holder of such option, the exercise price of such option, the number of shares as to which such option had vested at such date, the vesting schedule for such option and whether the exercisability of such option will be accelerated in any way by the transactions contemplated by this Agreement. The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, $0.01 par value per share, of which there are 1,000 shares issued and outstanding, all of which are held by Summit. All outstanding shares of Merger Sub are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Merger Sub or any agreement or document to which Merger Sub is a party or by which it is bound.

    3.3 OBLIGATIONS WITH RESPECT TO CAPITAL STOCK. Except as set forth in
Section 3.2 or the Summit Schedules, there are no equity securities, partnership interests or similar ownership interests of any class of Summit capital stock, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except for securities Summit owns, directly or indirectly through one or more subsidiaries, as of the date of this Agreement, there are no equity securities, partnership interests or similar ownership interests of any class of any subsidiary of Summit, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Section 3.2 or the Summit Schedules, there are no options, warrants, equity securities, partnership interests or similar ownership

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
interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Summit or any of its subsidiaries is a party or by which it or any of its subsidiaries is bound obligating Summit or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Summit or any of its subsidiaries or obligating Summit or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. As of the date of this Agreement, except as contemplated by this Agreement, there are no registration rights and there are no voting trusts, proxies or other agreements or understandings to which Summit is a party or by which it is bound with respect to any equity security of any class of Summit capital stock or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries. With respect to the transactions contemplated by this Agreement, stockholders of Summit are not entitled to appraisal rights under applicable state law.

    3.4 AUTHORITY.

        (a) Summit and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject to the requisite approval of this Agreement and the transactions contemplated hereby by Summit's stockholders. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Summit and Merger Sub, subject only to the filing of the Certificate of Merger pursuant to Delaware Law and the approval of Summit's stockholders of
(i) the increase in the number of authorized shares of common stock under Summit's Certificate of Incorporation to such amount as is necessary and appropriate to effect the transactions contemplated by this Agreement, and
(ii) the issuance of shares of Summit Common Stock by virtue of the Merger (collectively, the "Summit Proposals"). This Agreement has been duly executed and delivered by Summit and Merger Sub and, assuming the due authorization, execution and delivery by Viewlogic, constitutes the valid and binding obligation of Summit and Merger Sub, enforceable against Summit and Merger Sub in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by Summit and Merger Sub does not, and the performance of this Agreement by Summit and Merger Sub will not,
(i) conflict with or violate the Certificate of Incorporation or Bylaws of Summit or the equivalent organizational documents of any of its subsidiaries,
(ii) subject to obtaining the approval of Summit's stockholders of the Summit Proposals as contemplated in Section 5.2 and compliance with the requirements set forth in Section 3.4(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Summit or any of its subsidiaries or by which Summit or any of its subsidiaries or any of their respective properties is bound or affected, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or impair Summit's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a material lien or encumbrance on any of the material properties or assets of Summit or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Summit or any of its subsidiaries is a party or by which Summit or any of its subsidiaries or its or any of their respective properties are bound or affected. The Summit Schedules list all consents, waivers and approvals under any of Summit's or any of its subsidiaries' agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would result in a material loss of benefits or any material liability to Summit, Summit's subsidiaries, Viewlogic or the Surviving Corporation as a result of the Merger.

        (b) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required to be obtained or made by Summit or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of a Form S-4 (or any similar successor form thereto) Registration Statement (the "REGISTRATION STATEMENT") with the SEC in accordance with the Securities Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) the filing of a Joint Proxy Statement with the SEC in accordance with the Exchange Act, (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) or antitrust laws and the securities or antitrust laws of any foreign country, and (v) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not have a Material Adverse Effect on Summit or would otherwise have a material adverse effect on the ability of the parties to consummate the Merger.

    3.5 SEC FILINGS; SUMMIT FINANCIAL STATEMENTS.

        (a) Summit has filed all forms, reports and documents required to be filed by Summit with the SEC since October 18, 1996 and has made available to Viewlogic such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that Summit may file subsequent to the date hereof) are referred to herein as the "SUMMIT SEC REPORTS." As of their respective dates, the Summit SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Summit SEC Reports and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Since the date of the latest filings with the SEC, no event has occurred which would require Summit to file a current report on Form 8-K under the Exchange Act. None of Summit's subsidiaries is required to file any forms, reports or other documents with the SEC.

        (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Summit SEC Reports (the "SUMMIT FINANCIALS"), including any Summit SEC Reports filed after the date hereof until the Closing, (x) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (y) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (z) fairly presented in all material respects the consolidated financial position of Summit and its subsidiaries as at the respective dates thereof and the consolidated results of Summit's operations and cash flows for the periods indicated and consistent with each other, subject in the case of unaudited financial statements, to the absence of footnotes and normal year-end adjustments, which will not be material in amount. The balance sheet of Summit contained in Summit SEC Reports as of December 31, 1998 is hereinafter referred to as the "SUMMIT BALANCE SHEET." Except as disclosed in the Summit Financials or in the consolidated unaudited balance sheet of Summit as of June 30, 1999 previously delivered to Viewlogic, since the date of the Summit Balance Sheet neither Summit nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Summit and its subsidiaries taken as a whole, except for (i) liabilities identified in the Summit Balance Sheet, or (ii) liabilities incurred since the date of the Summit Balance Sheet in the ordinary course of business consistent with past practice and immaterial in the aggregate.

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
        (c) Summit has heretofore furnished to Viewlogic a true and complete copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Summit with the SEC pursuant to the Securities Act or the Exchange Act.

    3.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since the date of the Summit Balance Sheet there has not been:

        (a) any Material Adverse Effect on Summit and its subsidiaries, taken as a whole;

        (b) any material change by Summit in its accounting methods, principles or practices, except as required by concurrent changes in GAAP;

        (c) any material revaluation by Summit of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business;

        (d) any material transaction by Summit except in the ordinary course of business;

        (e) any amendments or changes to the Certificate of Incorporation or Bylaws of Summit;

        (f) any capital expenditures or commitments by Summit other than in the ordinary course of business;

        (g) any destruction of, damage to or loss of any material assets, business or customer of Viewlogic (whether or not covered by insurance);

        (h) any declaration, setting aside or payment of a dividend or other distribution with respect to the capital stock of Summit, or any direct or indirect redemption, purchase or other acquisition by Summit of any of its capital stock;

        (i) any sale, lease, license or other disposition of any of the assets or properties of Summit, except in the ordinary course of business, consistent with past practices;

        (j) any amendment or termination of any material contract, agreement or license to which Summit is a party or by which it is bound, other than in the ordinary course of business;

        (k) any loan by Summit to any person or entity, incurrence by Summit of any indebtedness, guarantee by Summit of any indebtedness, issuance or sale of any debt securities of Summit or guarantee of any debt securities of others except for advances to employees for travel and business expenses in the ordinary course of business, consistent with past practice;

        (l) any waiver or release of any material right or claim of Summit, including any writeoff or other compromise of any account receivable of Summit;

        (m) any issuance or sale by Summit of any of its shares of capital stock, or securities exchangeable for, convertible or exercisable therefor, or of any other of its securities; and

        (n) any negotiation or agreement by Summit or any officers or employees thereof to do any of the things described in the preceding clauses (a) through
(m) (other than negotiations with Viewlogic and its representatives regarding the transactions contemplated by this Agreement).

    3.7 TAX AND OTHER RETURNS AND REPORTS.

        (a) TAX RETURNS AND AUDITS. Except as set forth in Section 3.7 of the Summit Schedules:

            (i) Each of Summit and each of its subsidiaries has prepared and filed all Returns relating to any and all Taxes concerning or attributable to Summit and each of its subsidiaries or their operations and such Returns are true and correct in all material respects and have been completed in accordance with applicable law.

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
            (ii) Each of Summit and its subsidiaries (A) has paid or accrued all Taxes it is required to pay or accrue and (B) has withheld with respect to its employees all federal and state income taxes, FICA, FUTA and other Taxes required to be withheld.

           (iii) Neither Summit nor any of its subsidiaries has been delinquent in the payment of any Tax nor is there any Tax deficiency outstanding, proposed or assessed against Summit or any of its subsidiaries, nor has Summit or any of its subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

            (iv) No audit or other examination of any Return of Summit or any of its subsidiaries is presently in progress, nor has Summit or any of its subsidiaries been notified of any request for such an audit or other examination.

            (v) Neither Summit nor any of its subsidiaries has any material liability for unpaid federal, state, local or foreign Taxes which has not been accrued or reserved against in accordance with GAAP on the Summit Balance Sheet or accrued in accordance with GAAP in the ordinary course of business since the date of the Summit Balance Sheet, whether asserted or unasserted, contingent or otherwise, and neither Summit nor any of its subsidiaries has knowledge of any basis for the assertion of any such liability attributable to the assets or operations of Summit or any of its subsidiaries.

            (vi) Summit has provided to Viewlogic copies of all federal and state income and all state sales and use Tax Returns for all periods since the date of Summit's incorporation, except those as to which applicable statues of limitations have expired and no tolling of the statute of limitations has been executed.

           (vii) There are no Liens on any of the assets or properties of Summit or any of its subsidiaries relating to or attributable to Taxes.

          (viii) Neither Summit nor any of its subsidiaries has knowledge of any reasonable basis for any claim relating or attributable to Taxes which, if adversely determined, would result in any Lien on any of the assets or properties of Summit or any of its subsidiaries.

            (ix) None of Summit's or any of its subsidiaries' assets are treated as "tax-exempt use property" within the meaning of Section 168(h) of the Code.

            (x) is no contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Summit or any of its subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Section 280G or 162 of the Code.

            (xi) Summit nor any of its subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by Summit or any of its subsidiaries.

           (xii) Summit nor any of its subsidiaries is a party to a tax sharing or allocation agreement nor does Summit nor any of its subsidiaries owe any amount under any such agreement.

          (xiii) Summit nor any of its subsidiaries has been at any time, a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code.

    3.8 TITLE TO PROPERTIES; ABSENCE OF LIENS AND ENCUMBRANCES.

        (a) The Summit Schedules list the real property owned by Summit or any of its subsidiaries as of the date of this Agreement. The Summit Schedules list all real property leases to which Summit or any of its subsidiaries is a party as of the date of this Agreement and each amendment thereto that is in effect as of the date of this Agreement. All such current leases are in full force and effect, are

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valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) that would give rise to a material claim.

        (b) Each of Summit and its subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except as reflected in the Summit Financials and except for liens for taxes not yet due and payable and such Liens or other imperfections of title and encumbrances, if any, which are not material in, amount, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

    3.9 INTELLECTUAL PROPERTY. For the purposes of this Agreement, the following terms have the following definitions:

       "SUMMIT INTELLECTUAL PROPERTY" shall mean any Intellectual Property that is owned by, or exclusively licensed to, Summit or any of its subsidiaries.

        (a) Section 3.9 of the Summit Schedules lists all of the Registered Intellectual Property owned by, or filed in the name of, Summit or any of its subsidiaries (the "SUMMIT REGISTERED INTELLECTUAL PROPERTY") and all patent, copyright, trademark or industrial design registrations or applications that have been withdrawn, cancelled or abandoned since January 1, 1998.

        (b) Section 3.9 of the Summit Schedules lists all proceedings or actions before any court, tribunal (including the PTO) or equivalent authority anywhere in the world) related to any Summit Intellectual Property.

        (c) Summit (or its subsidiaries, as applicable) has complied in all material respects with all applicable disclosure requirements, and has not committed any fraudulent act, in the application for and maintenance of any patent, trademark or copyright of Summit.

        (d) Other than restrictions imposed by laws of general applicability or limitations on use inherent in the content of the registrations themselves, no Summit Intellectual Property owned by Summit or product or service of Summit or its subsidiaries is subject to any proceeding or outstanding decree, order, judgment, agreement or stipulation restricting in any manner the use, transfer, or licensing thereof by Summit or its subsidiaries, or which may affect the validity, use or enforceability of such Summit Intellectual Property.

        (e) Each item of Summit Registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Registered Intellectual Property have been paid and all necessary documents and certificates in connection with such Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Intellectual Property.

        (f) Except as set forth in Section 3.9 of the Summit Schedules, to Summit's knowledge: (i) Summit or a Summit subsidiary owns and has good and exclusive title to, or has license to, each item of Summit Intellectual Property, including all Summit Registered Intellectual Property listed in
Section 3.9 of the Summit Schedules, free and clear of any material Lien (excluding licenses and related restrictions); and (ii) Summit is the exclusive owner of all material trademarks and trade names used in connection with the operation or conduct of the business of Summit or its subsidiaries, including the sale of any products or the provision of any services by Summit or its subsidiaries, but excluding trademarks and trade names commonly identified by Summit or its subsidiaries as the property of a third party (e.g. "Microsoft NT").

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
        (g) Summit owns exclusively, and has good title to, or has an irrevocable, fully paid license to all copyrighted works that are Summit products (other than third-party software code to which Summit holds valid and enforceable distribution licenses) or which Summit otherwise expressly purports to own.

        (h) To Summit's knowledge, Summit or its subsidiaries owns or has the right to use all Intellectual Property necessary to the conduct of its business as it currently is conducted, including, without limitation, the design, development, manufacture and sale of all products currently manufactured or sold by Summit or its subsidiaries and the performance of all services provided by Summit or its subsidiaries.

        (i) To the extent that any material work, invention or material has been developed or created by a third party for Summit, Summit has a written agreement with such third party with respect thereto and Summit thereby either (i) has obtained ownership of, and is the exclusive owner of, or (ii) has obtained a license to all such third party's Intellectual Property in such work, material or invention by operation of law or by valid assignment, to the extent it is legally possible to do so.

        (j) Except as set forth in Section 3.9 of the Summit Schedules or in the ordinary course of business, (i) Summit has not transferred ownership of, or granted any rights to use any of the Summit Intellectual Property; and
(ii) Summit has not granted to any person, nor authorized any person to retain, any rights in the Summit Intellectual Property.

        (k) Section 3.9 of the Summit Schedules lists all material contracts, licenses and agreements to which Summit is a party (i) with respect to Summit Intellectual Property licensed or transferred to any third party (other than end-user licenses in the ordinary course); or (ii) pursuant to which a third party has licensed or transferred any material Intellectual Property to Summit.

        (l) Following the Closing Date, Summit will be permitted to exercise all of Summit's material rights under the contracts, licenses and agreements required to be listed in Section 3.9 of the Summit Schedules to the same extent Summit would have been able had the consummation of the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Summit would otherwise be required to pay or which are not material in amount.

        (m) Section 3.9 of the Summit Schedules lists or specifically refers to all contracts, licenses and agreements between Summit and any third party wherein or whereby Summit has agreed to, or assumed, any obligation or duty to warrant, indemnify, hold harmless or otherwise assume or incur any obligation or liability with respect to the infringement or misappropriation by Summit or such third party of the Intellectual Property of any third party, except such contracts entered into in the ordinary course of Summit's business.

        (n) Summit has not received written notice from any third party that the operation of the business of Summit or any act, product or service of Summit, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

        (o) Except as set forth in Section 3.9 of the Summit Schedules, to the knowledge of Summit, no person has or is infringing or misappropriating any Summit Intellectual Property.

        (p) Except as set forth in Section 3.9 of the Summit Schedules, there have been, and are, no claims asserted against Summit or its subsidiaries or, to its knowledge, against any customer of Summit, related to any product or service of Summit or its subsidiaries.

        (q) Each of Summit and its subsidiaries has and has taken commercially reasonable efforts to enforce a policy requiring each employee and contractor to execute a proprietary information/ confidentiality agreement substantially in Summit's standard forms for employees and contractors, respectively, and all current and former employees and contractors of Summit and its subsidiaries have

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
executed such an agreement, except where the failure to do so could not reasonably expected to be result in a Material Adverse Effect on Summit.

   3.10 COMPLIANCE; PERMITS; RESTRICTIONS.

        (a) Except for conflicts, violations and defaults that (individually or in the aggregate) would not cause Summit or its subsidiaries to lose benefits aggregating to $250,000 or more, or cause Summit or its subsidiaries to incur liabilities aggregating to $250,000 or more, neither Summit nor any of its subsidiaries is, in any material respect, in conflict with, or in default or in violation of (i) any law, rule, regulation, order, judgment or decree applicable to Summit or any of its subsidiaries or by which Summit or any of its subsidiaries or any of their respective properties is bound or affected, or
(ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Summit or any of its subsidiaries is a party or by which Summit or any of its subsidiaries or its or any of their respective properties is bound or affected. No investigation or review by any Governmental Entity is pending or, to Summit's knowledge, has since January 1, 1998 been threatened against Summit or any of its subsidiaries, nor, to Summit's knowledge, has any Governmental Entity indicated an intention to conduct an investigation of Summit or any of its subsidiaries. There is no material agreement, judgment, injunction, order or decree binding upon Summit or any of its subsidiaries which has the effect of prohibiting or materially impairing any business practice of Summit or any of its subsidiaries, any acquisition of material property by Summit or any of its subsidiaries or the conduct of business by Summit as currently conducted.

        (b) Summit and its subsidiaries hold, to the extent legally required, all permits, licenses, variances, exemptions, orders and approvals from governmental authorities that are material to and required for the operation of the business of Summit as currently conducted (collectively, the "SUMMIT PERMITS"). Summit and its subsidiaries are in compliance in all material respects with the terms of the Summit Permits.

   3.11 LITIGATION. There is no action, suit, proceeding, claim, arbitration or investigation pending, and to Summit's knowledge, threatened against Summit or any of its subsidiaries which would reasonably be expected to have a Material Adverse Effect on Summit or which in any manner challenges or seeks to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement. No Governmental Entity has at any time since January 1, 1998 challenged or questioned the legal right of Summit to manufacture, offer or sell any of its products.

   3.12 BROKERS' AND FINDERS' FEES. Summit has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

   3.13 EMPLOYEE MATTERS AND BENEFIT PLANS.

        (a) Definitions. With the exception of the definition of "Affiliate" set forth in Section 3.13(a)(i) below (such definition shall only apply to this Section 3.13), for purposes of this Agreement, the following terms shall have the meanings set forth below:

            (i) "AFFILIATE," as used in this Section 3.13, shall mean any other person or entity under common control with Summit within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations thereunder;

            (ii) "SUMMIT EMPLOYEE PLAN" shall refer to any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether formal or informal, funded or unfunded, including without limitation, each "employee benefit plan", within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by Summit or any Affiliate for the benefit

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
of any "Summit Employee" (as defined below), and pursuant to which Summit or any Affiliate has or may have any material liability contingent or otherwise;

           (iii) "SUMMIT EMPLOYEE" shall mean any current, former, or retired employee, officer, or director of Summit or any Affiliate;

            (iv) "SUMMIT EMPLOYEE AGREEMENT" shall refer to each management, employment, severance, consulting, relocation, repatriation, expatriation, visa, work permit or similar agreement or contract between Summit or any Affiliate and any Summit Employee or consultant; and

            (v) "SUMMIT PENSION PLAN" shall refer to each Summit Employee Plan which is an "employee pension benefit plan", within the meaning of Section 3(2) of ERISA.

        (b) SCHEDULE. Section 3.13(b) of the Summit Schedules contains a true and complete list of each Summit Employee Plan and each Summit Employee Agreement, together with a schedule of all liabilities, whether or not accrued, under each such Summit Employee Plan or Summit Employee Agreement. Summit does not have any plan or commitment to establish any new Summit Employee Plan or Summit Employee Agreement, to modify any Summit Employee Plan or Summit Employee Agreement (except to the extent required by law or to conform any such Summit Employee Plan or Summit Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to Summit in writing, or as required by this Agreement), or to enter into any Summit Employee Plan or Summit Employee Agreement, nor does it have any intention or commitment to do any of the foregoing.

        (c) DOCUMENTS. Summit has made available to Summit (i) true and complete copies of all documents embodying or relating to each Summit Employee Plan and each Summit Employee Agreement, including all amendments thereto and written interpretations thereof; (ii) the most recent annual actuarial valuations, if any, prepared for each Summit Employee Plan; (iii) the three most recent annual reports (Series 5500 and all schedules thereto), if any, required under ERISA or the Code in connection with each Summit Employee Plan or related trust; (iv) if Summit Employee Plan is funded, the most recent annual and periodic accounting of Summit Employee Plan assets; (v) the most recent summary plan description together with the most recent summary of material modifications, if any, required under ERISA with respect to each Summit Employee Plan; (vi) all IRS determination letters and rulings relating to Summit Employee Plans and copies of all applications and correspondence to or from the IRS or the DOL with respect to any Summit Employee Plan; (vii) all communications material to any Summit Employee or Summit Employees relating to any Summit Employee Plan and any proposed Summit Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to Summit; and (viii) all registration statements and prospectuses prepared in connection with each Summit Employee Plan.

        (d) SUMMIT EMPLOYEE PLAN COMPLIANCE. Except as set forth in Section 3.13(d) of the Summit Schedules, (i) Summit has performed in all material respects all obligations required to be performed by it under each Summit Employee Plan and each Summit Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code; (ii) no "prohibited transaction", within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any Summit Employee Plan; (iii) there are no actions, suits or claims pending, or, to the knowledge of Summit, threatened or anticipated (other than routine claims for benefits) against any Summit Employee Plan or against the assets of any Summit Employee Plan; and (iv) each Summit Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Summit, Viewlogic, the Surviving Corporation or any Affiliates (other than ordinary administration expenses typically incurred in a termination event and benefits accrued through the date of such amendment, termination or

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
discontinuance); (v) there are no inquiries or proceedings pending or, to the knowledge of Summit or any affiliates, threatened by the IRS or DOL with respect to any Summit Employee Plan; and (vi) neither Summit nor any Affiliate is subject to any penalty or tax with respect to any Summit Employee Plan under
Section 502(i) of ERISA or Section 4975 through 4980 of the Code.

        (e) SUMMIT PENSION PLANS. Summit does not now, nor has it ever, maintained, established, sponsored, participated in, or contributed to, any Summit Pension Plan which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

        (f) MULTIEMPLOYER PLANS. At no time has Summit contributed to or been requested to contribute to any Multiemployer Plan.

        (g) NO POST-EMPLOYMENT OBLIGATIONS. Except as set forth in Section 3.13(g) of the Summit Schedules, no Summit Employee Plan provides, or has any liability to provide, life insurance, medical or other employee benefits to any Summit Employee upon his or her retirement or termination of employment for any reason, except as may be required by statute, and Summit has never represented, promised or contracted (whether in oral or written form) to any Summit Employee (either individually or to Summit Employees as a group) that such Summit Employee(s) would be provided with life insurance, medical or other employee welfare benefits upon their retirement or termination of employment, except to the extent required by statute.

        (h) EFFECT OF TRANSACTION.

            (i) Except as provided in Section 1.6 of this Agreement or as set forth on Section 3.13(h)(i) of the Summit Schedules, the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Summit Employee Plan, Summit Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Summit Employee.

            (ii) Except as set forth in Section 3.13(h)(ii) of the Summit Schedules, no payment or benefit which will or may be made by Summit, Viewlogic or any of their respective affiliates with respect to any Summit Employee will be characterized as an "excess parachute payment" within the meaning of Section 280G(b)(1) of the Code.

    (i) EMPLOYMENT MATTERS. Summit and each of its subsidiaries (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, in each location in which Summit or any of its subsidiaries employs persons;
(ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to Summit Employees; (iii) is not liable for any material arrears of wages or any material taxes or any material penalty for failure to comply with any of the foregoing; and (iv) is not liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Summit Employees (other than routine payments to be made in the normal course of business and consistent with past practice).

    (j) LABOR. No work stoppage, labor strike material slow down or lockout with respect to any of the employees of Summit or its subsidiaries is pending or, to the knowledge of Summit, threatened. Except as set forth in Section 3.13(j) of the Summit Schedules, Summit is not involved in or, to the knowledge of Summit, threatened with, any labor dispute, grievance, or litigation relating to labor, safety or discrimination matters involving any Summit Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in material liability to Summit. Neither Summit nor any of its

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subsidiaries has engaged in any unfair labor practices within the meaning of the
National Labor Relations Act which would, individually or in the aggregate, directly or indirectly result in a material liability to Summit. Except as set forth in Section 3.13(j) of the Summit Schedules, neither Summit nor any of its subsidiaries is presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Summit Employees and no collective bargaining agreement is being negotiated by Summit. To Summit's knowledge, there are no activities or proceedings of any labor union to organize any employees of Summit or any of its subsidiaries.

   3.14 SUMMIT EMPLOYEES; LABOR MATTERS. To Summit's knowledge, no employee of Summit has violated any employment contract, patent disclosure agreement or non-competition agreement between such employee and any former employer of such employee due to such employee being employed by Summit and disclosing to Summit trade secrets or proprietary information of such employer. Summit and its subsidiaries are in compliance in all material respects with all applicable laws regarding employment practices, terms and conditions of employment, and wages and hours (including, without limitation, ERISA, WARN or any similar state or local law).

   3.15 ENVIRONMENTAL MATTERS.

        (a) HAZARDOUS MATERIAL. To Summit's knowledge, except for such instances as would not reasonably be considered likely to result in Material Adverse Effect on Summit, no underground storage tanks and no Hazardous Materials, but excluding office and janitorial supplies, are present, as a result of the actions of Summit or any of its subsidiaries or any affiliate of Summit, or, to Summit's knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Summit or any of its subsidiaries has at any time owned, operated, occupied or leased.

        (b) HAZARDOUS MATERIALS ACTIVITIES. To Summit's knowledge, except for such instances as would not reasonably be considered likely to result in Material Adverse Effect on Summit (i) neither Summit nor any of its subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law, and
(ii) neither Summit nor any of its subsidiaries has engaged in any Hazardous Materials Activities in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

        (c) PERMITS. Summit and its subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the "SUMMIT ENVIRONMENTAL PERMITS") necessary for the conduct of Summit's and its subsidiaries' Hazardous Material Activities and other businesses of Summit and its subsidiaries as such activities and businesses are currently being conducted. Summit and its subsidiaries are in compliance in all material respects with the terms of the Summit Environmental Permits.

        (d) ENVIRONMENTAL LIABILITIES. No action, proceeding, revocation proceeding, amendment procedure, writ, claim or injunction is pending, and to Summit's knowledge, no action, proceeding, revocation proceeding, amendment procedure, writ, claim or injunction has since January 1, 1998 been threatened by any Governmental Entity against Summit or any of its subsidiaries concerning any Summit Environmental Permit, Hazardous Material or any Hazardous Materials Activity of Summit or any of its subsidiaries.

   3.16 AGREEMENTS, CONTRACTS AND COMMITMENTS. Except as set forth in Section
3.16 of the Summit Schedules, neither Summit nor any of its subsidiaries is a party to or is bound by:

        (a) any employment or consulting agreement, contract or commitment with any officer or director level employee or member of Summit's Board of Directors, other than those that are terminable by Summit or any of its subsidiaries on no more than thirty days notice without material liability or financial obligation, except to the extent general principles of wrongful termination law may limit Summit's or any of its subsidiaries' ability to terminate employees at will;

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        (b) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

        (c) any agreement of indemnification or any guaranty other than:
(i) any agreement of indemnification or guaranty entered into in the ordinary course of business, (ii) any agreement of indemnification entered into in connection with the sale or license of software products in the ordinary course of business, (iii) any agreement of indemnification entered into in connection with services performed in the ordinary course of business, and (iv) any indemnification agreement between Summit or any of its subsidiaries and any of their respective officers, directors or employees;

        (d) any agreement, contract or commitment containing any covenant limiting in any material respect the right of Summit or any of its subsidiaries to engage in any line of business which is material to Summit and its subsidiaries taken as a whole or to compete with any person or granting any exclusive distribution rights;

        (e) any agreement, contract or commitment currently in force relating to the disposition or acquisition by Summit or any of its subsidiaries or subsequent parent or sister companies after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which Summit has any material ownership interest in any corporation, partnership, joint venture or other business enterprise;

        (f) any joint marketing or development agreement currently in force under which Summit or any of its subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without material penalty upon notice of 90 days or less, or any agreement pursuant to which Summit or any of its subsidiaries have continuing material obligations to jointly develop any intellectual property that will not be owned, in whole or in part, by Summit or any of its subsidiaries and which may not be canceled without material penalty upon notice of 90 days or less;

        (g) any agreement, contract or commitment currently in force to provide source code to any third party for any product or technology that is material to Summit and its subsidiaries taken as a whole, except for (i) any agreement, contract or commitment pursuant to which source code is provided solely for maintenance purposes, and (ii) any source code escrow agreement entered into in the ordinary course of business that solely contains provisions relating to the release of source code if Summit and/or any of its subsidiaries ceases to do business or fails to provide appropriate maintenance; or

        (h) any agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any Summit product, service or technology except as a distributor in the ordinary course of business;

        (i) any mortgage, indenture, loan or credit agreement, security agreement or other agreement or instrument relating to the borrowing of money or extension of credit involving at least $250,000, including guaranties;

        (j) any agreement relating to capital expenditures and involving future payments in excess of $250,000 or

        (k) any other agreement that involves $250,000 or more or is not cancelable without penalty within thirty (30) days.

    Each Summit Contract (as defined below) is in full force and effect. Neither Summit nor any of its subsidiaries, nor to Summit's knowledge any other party to a Summit Contract, is in breach, violation

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or default under, and neither Summit nor any of its subsidiaries has received notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Summit or any of its subsidiaries is a party or by which it is bound that are required to be disclosed in the Summit Schedules pursuant to clauses
(a) through (k) above or pursuant to Section 3.9 hereof (any such agreement, contract or commitment, a "SUMMIT CONTRACT") in such a manner as would permit any other party to cancel or terminate any such Summit Contract, or would permit any other party to seek damages, which would be reasonably likely to exceed $250,000 (for any or all of such breaches, violations or defaults, in the aggregate).

   3.17 CHANGE OF CONTROL PAYMENTS. Section 3.18 of the Summit Schedules sets forth each plan or agreement pursuant to which any amounts may become payable (whether currently or in the future) to current or former employees, officers and directors of Summit as a result of or in connection with the Merger.

   3.18 STATEMENTS; JOINT PROXY STATEMENT/PROSPECTUS. The information supplied by Summit and Merger Sub for inclusion in the Registration Statement will not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by Summit and Merger Sub for inclusion in the Joint Proxy Statement will not, on the date the Joint Proxy Statement is first mailed to Viewlogic's stockholders or Summit's stockholders or at the time of the Viewlogic Stockholders' Meeting or the Summit Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The content of the Joint Proxy Statement furnished by Summit for inclusion in the Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time any event relating to Summit or any of its affiliates, officers or directors should be discovered by Summit is required to be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement, Summit shall promptly inform Viewlogic of the facts relating to such event. Notwithstanding the foregoing, neither Summit nor Merger Sub makes any representation or warranty with respect to any information supplied by Viewlogic which is contained in any of the foregoing documents.

   3.19 BOARD APPROVAL. The Summit and Merger Sub Boards have, as of the date of this Agreement, determined (i) that the Merger is in the best interests of Summit and its stockholders, and (ii) subject to the terms and conditions set forth in this Agreement, to recommend that the stockholders of Summit approve the issuance of shares of Summit Common Stock by virtue of the Merger.

   3.20 FAIRNESS OPINION. Summit's Board of Directors has received a written opinion from Dain Rauscher Wessels dated as of September 14, 1999, to the effect that as of the date hereof, the Exchange Ratio is fair to Summit's stockholders from a financial point of view and has delivered to Viewlogic a copy of such opinion.

   3.21 SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW NOT APPLICABLE. The Summit Board has taken all actions so that the restrictions contained in Section 203 of the Delaware General Corporation Law applicable to a "business combination" (as defined in such Section 203) will not apply to the execution, delivery or performance of this Agreement or to the consummation of the Merger or the other transactions contemplated by this Agreement.

   3.22 REPRESENTATIONS COMPLETE. None of the representations or warranties made by Summit or Merger Sub (as modified by the Summit Schedules), nor any statement made in the Summit Schedules or certificate furnished by Summit or Merger Sub pursuant to this Agreement, or furnished by Summit for inclusion in or in connection with documents to be mailed or delivered to stockholders of Summit in connection with soliciting their consent to this Agreement and the transactions contemplated hereby, contains or will contain at the Effective Time, any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

                                   ARTICLE IV
                      CONDUCT PRIOR TO THE EFFECTIVE TIME

    4.1 CONDUCT OF BUSINESS. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Viewlogic (which for the purposes of this Article IV shall include Viewlogic and each of its subsidiaries) and Summit (which for the purposes of this Article IV shall include Summit and each of its subsidiaries) shall, except to the extent that the other of them shall otherwise consent in writing, carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. In addition, each of Viewlogic and Summit will promptly notify the other of any material event involving its business or operations.

    In addition and without limiting the generality of the foregoing and notwithstanding the foregoing, except as expressly contemplated or permitted by the terms of this Agreement, without the prior written consent of the other, neither Viewlogic nor Summit shall during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, do any of the following and neither Viewlogic nor Summit shall permit its subsidiaries to do any of the following (except as otherwise required by law):

        (a) Other than as required pursuant to an agreement or document described in the Viewlogic Schedules or the Summit Schedules or as a result of the transactions contemplated by this Agreement, waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant or director stock plans or authorize cash payments in exchange for any options granted under any of such plans; PROVIDED, HOWEVER, that Summit shall use its reasonable best efforts (including without limitation the payment of reasonable consideration) to cancel (with the written consent of the optionees given for consideration actually paid, copies of such consents and proof of such payments to be presented to Viewlogic prior to the Effective Time) options exercisable for up to 250,000 shares of Common Stock under its option plans at any time prior to the Effective Time, as set forth in Section 5.11;

        (b) grant any severance or termination pay in excess of $10,000 in any one case or $100,000 in the aggregate to any officer or employee except payments in amounts consistent with policies and past practices or pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in writing to the other or made available to the other, or adopt any new severance plan;

        (c) transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights (including, without limitation, distribution rights) to the Viewlogic Intellectual Property or products or the Summit Intellectual Property or products, as the case may be, or enter into grants to future patent rights, other than non-exclusive licenses and distribution rights in the ordinary course of business and consistent with past practice;

        (d) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock other than the issuance, delivery and/or sale of (i) shares of Viewlogic Common Stock or Summit Common Stock, as the case may be, pursuant to the exercise of stock options outstanding as of the date of this Agreement, (ii) options to purchase shares of Viewlogic Common Stock or Summit Common Stock to be granted at fair market value (determined in accordance with past practice) in the ordinary course of business consistent with past practice and in accordance with stock option plans existing on the date hereof to non-officer employees, provided that options to be granted by Viewlogic shall not (without the prior written approval of Summit) exceed 10,000 per person or 100,000 in the aggregate and options to be granted by Summit shall not (without the prior written approval of Viewlogic) exceed 7,500 per person or 75,000 in the aggregate, (iii) shares of Viewlogic Common Stock or Summit Common Stock, as the case may be, issuable upon the exercise of the options referred to in clause
(ii), (iv) shares of Summit Common Stock issuable to participants in Summit's 1996 Employee Stock Purchase Plan in accordance with its terms (v) shares of Viewlogic Capital Stock issuable upon conversion of the shares of Viewlogic Preferred Stock and (vi) shares of Viewlogic Common Stock issued pursuant to the transactions contemplated by that certain Agreement and Plan of Merger dated as of July 16, 1999 by and among Viewlogic, Tech Design, Inc. and Transcendent Design Technology, Inc.;

        (e) repurchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to agreements in effect as of the date hereof;

        (f) issue, grant, deliver, sell, authorize or propose the issuance, delivery or sale of, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance, delivery and/or sale of (i) shares of Viewlogic Common Stock or Summit Common Stock, as the case may be, pursuant to the exercise of stock options outstanding as of the date of this Agreement, (ii) options to purchase shares of Viewlogic Common Stock or Summit Common Stock to be granted at fair market value (determined in accordance with past practice) in the ordinary course of business consistent with past practice and in accordance with stock option plans existing on the date hereof to non-officer employees, provided that options to be granted by Viewlogic shall not (without the prior written approval of Summit) exceed 10,000 per person or 100,000 in the aggregate and options to be granted by Summit shall not (without the prior written approval of Viewlogic) exceed 7,500 per person or 75,000 in the aggregate, (iii) shares of Viewlogic Common Stock or Summit Common Stock, as the case may be, issuable upon the exercise of the options referred to in clause (ii), (iv) shares of Summit Common Stock issuable to participants in Summit's 1996 Employee Stock Purchase Plan in accordance with its terms (v) shares of Viewlogic capital stock issuable upon conversion of the shares of Viewlogic Preferred Stock and (vi) shares of Viewlogic Common Stock issued pursuant to the transactions contemplated by that certain Agreement and Plan of Merger dated as of July 16, 1999 by and among Viewlogic, Tech Design, Inc. and Transcendent Design Technology, Inc.

        (g) cause, permit or propose any amendments to any charter document or bylaw (or similar governing instruments of any subsidiaries), other than as contemplated by this Agreement;

        (h) acquire or agree to acquire by merging or consolidating with, or by purchasing, other than in the ordinary course of business, consistent with past practice, any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership interest, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Viewlogic or Summit, as the case may be, or enter into any material joint ventures, strategic partnerships or alliances, other than Viewlogic's purchase of up to 50,000 shares of Series A Preferred Stock of Routech, Inc. in exchange for the waiver of royalties of not more than $300,000;

        (i) sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of Viewlogic or Summit, as the case may be, except in the ordinary course of business consistent with past practice, or lend funds to any third party (other than intercompany loans in the ordinary course of business);

        (j) incur any indebtedness for borrowed money (other than (i) in connection with the financing of ordinary course trade payables; (ii) pursuant to existing credit facilities (or any ordinary course modification, renewal or replacement thereof that does not materially increase the aggregate amount that can be borrowed thereunder) in the ordinary course of business; or (iii) in connection with leasing activities in the ordinary course of business) or guarantee any indebtedness of any person for borrowed money (except that Viewlogic may guarantee any indebtedness of any subsidiary of Viewlogic, and any subsidiary of Viewlogic may guarantee any indebtedness of Viewlogic or of any other subsidiary of Viewlogic, and Summit may guarantee any indebtedness of any subsidiary of Summit, and any subsidiary of Summit may guarantee any indebtedness of Summit or of any other subsidiary of Summit), or issue or sell any debt securities or warrants or rights to acquire debt securities of Viewlogic or Summit or guarantee any debt securities of others;

        (k) adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, or enter into any employment contract (other than: (i) offer letters and letter agreements with employees who are terminable "at will," or (ii) as required by law), pay any special bonus or special remuneration to any director or employee (except to the extent contemplated by Sections 2.13 or 3.13 or pursuant to contracts existing prior to the date of this Agreement), or increase the salaries or wage rates of its officers or employees other than, with respect to employees who are not officers, in the ordinary course of business, consistent with past practice, or change in any material respect any management policies or procedures (including those relating to hiring), provided that Viewlogic may grant reasonable increases in the salaries of its officers in connection with a contemplated annual review on or about October, 1999;

        (l) make any payments outside of the ordinary course of business for purposes of settling any dispute;

        (m) commence any litigation other than in the ordinary course of business;

        (n) other than in the ordinary course of business, make or change any material election in respect of Taxes, adopt or change any material accounting method in respect of Taxes, file any material Tax Return or any amendment to a material Tax Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

        (o) revalue any assets, including writing down the value of inventory or writing off notes or accounts receivable, other than in the ordinary course of business consistent with past practices;

                                   ARTICLE V
                             ADDITIONAL AGREEMENTS

    5.1 REGISTRATION STATEMENT; OTHER FILINGS; BOARD RECOMMENDATIONS.

        (a) As promptly as practicable after the execution of this Agreement, Viewlogic and Summit will prepare, and file with the SEC, the Joint Proxy Statement and Summit will prepare and file with the SEC the Registration Statement in which the Joint Proxy Statement will be included as a prospectus. Each of Viewlogic and Summit will respond to any comments of the SEC, will use its respective reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and will cause the Joint Proxy Statement to be mailed to their respective stockholders at the earliest practicable time after being declared effective by the SEC. As promptly as practicable after the date of this Agreement, each of Viewlogic and

Summit will prepare and file any other documents required to be filed by it under the Exchange Act, the Securities Act or any other federal, state, foreign or Blue Sky or related laws relating to the Merger and the transactions contemplated by this Agreement (the "OTHER FILINGS"). Each of Viewlogic and Summit will notify the other promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Joint Proxy Statement or any Other Filing or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Joint Proxy Statement, the Merger or any Other Filing. Each of Viewlogic and Summit will cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 5.1(a) to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs that is required to be set forth in an amendment or supplement to the Joint Proxy Statement, the Registration Statement or any Other Filing, Viewlogic or Summit, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of Viewlogic or Summit, such amendment or supplement.

        (b) The Joint Proxy Statement will include (x) the unanimous recommendation of the Summit Board in favor of the Summit Proposals (except that notwithstanding anything to the contrary contained in this Agreement, the Summit Board may withdraw, modify or refrain from making such recommendation or recommend a Superior Proposal (as defined in Section 5.4 of this Agreement) to the extent that the Summit Board determines, in good faith, after consultation with, and with the advice of, outside legal counsel, that such action is necessary for the Summit Board to comply with its fiduciary duties to its stockholders under applicable law) and (y) the unanimous recommendation of the Viewlogic Board in favor of the adoption and approval of the Agreement and the adoption of the Merger (except that notwithstanding anything to the contrary contained in this Agreement, the Viewlogic Board may withdraw, modify or refrain from making such recommendation or recommend a Superior Proposal to the extent that the Viewlogic Board determines, in good faith, after consultation with, and with the advice of, outside legal counsel, that such action is necessary for the Viewlogic Board to comply with its fiduciary duties to its stockholders under applicable law.)

    5.2 MEETINGS OF STOCKHOLDERS.

        (a) Promptly after the date hereof, Summit will take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene the Summit Stockholders' Meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the Registration Statement, for the purpose of approving the Summit Proposals. Unless the Summit Board withdraws, modifies or refrains from making the recommendation set forth in Section 5.1(b) or recommends a Superior Proposal, either in accordance with
Section 5.1(b), Summit will use its best efforts to solicit from its stockholders proxies in favor of the Summit Proposals and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of the National Association of Securities Dealers, Inc. or Delaware Law to obtain such approvals.

        (b) Promptly after the date hereof, Viewlogic will take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene the Viewlogic Stockholders' Meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the Registration Statement, for the purpose of voting upon the adoption and approval of the Agreement and the adoption of the Merger. Unless the Viewlogic Board withdraws, modifies or refrains from making the recommendation set forth in Section 5.1(b) or recommends a Superior Proposal, either in accordance with Section 5.1(b), Viewlogic will use its best efforts to solicit from its stockholders proxies in favor of the adoption and approval of the Agreement and the approval of the Merger and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by Delaware Law to obtain such approvals.

    5.3 CONFIDENTIALITY; ACCESS TO INFORMATION.

        (a) The parties acknowledge that Viewlogic and Summit have previously executed a Letter Agreement, dated as of August 27, 1999 (the "NON-DISCLOSURE AGREEMENT"). The parties agree that the Non-Disclosure Agreement (excluding the fifth paragraph thereof, which is superseded by the provisions of this Agreement) will continue in full force and effect in accordance with its terms.

        (b) Viewlogic will afford Summit and its accountants, counsel and other representatives reasonable access at Summit's expense during normal business hours to the properties, books, records and personnel of Viewlogic during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations, financial condition and personnel of Viewlogic, as Summit may reasonably request. Summit will afford Viewlogic and its accountants, counsel and other representatives reasonable access at Viewlogic's expense during normal business hours to the properties, books, records and personnel of Summit during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations, financial condition and personnel of Summit, as Viewlogic may reasonably request. No information or knowledge obtained by either Summit or Viewlogic in any investigation pursuant to this Section 5.3 will affect or be deemed to modify any representation or warranty contained in this Agreement.

    5.4 NON-SOLICITATION.

        (a) From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 7.1, neither Viewlogic nor Summit shall, directly or indirectly, through any officer, director, employee, representative or agent, (i) solicit, initiate or knowingly encourage any proposals that constitute, or could reasonably be expected to result in, a proposal or offer for a merger, consolidation, share exchange, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation pursuant to a tender offer) or similar transaction or series of transactions (but specifically excluding the purchase by Viewlogic of 50,000 shares of Series A Preferred Stock from Routech, Inc.) involving Viewlogic or Summit, respectively, other than the transactions contemplated by this Agreement (any of the foregoing proposals being referred to in this Agreement as an "ACQUISITION PROPOSAL"), or (ii) engage in negotiations or discussions concerning, or provide any non-public information regarding Viewlogic or Summit, as applicable, to any person or entity relating to, any Acquisition Proposal, or (iii) agree to, approve or recommend to its stockholders any Acquisition Proposal; PROVIDED, HOWEVER, that nothing contained in this Agreement shall prevent Viewlogic or its Board of Directors or Summit or its Board of Directors, as the case may be, from (A) furnishing non-public information to, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited bona fide written Acquisition Proposal by such person or entity (including a new and unsolicited Acquisition Proposal received by Viewlogic or Summit after the execution of this Agreement from a person or entity whose initial contact with Viewlogic or Summit may have been solicited by Viewlogic or Summit, respectively, prior to the execution of this Agreement) or recommending such an unsolicited bona fide written Acquisition Proposal to the stockholders of Viewlogic or Summit, respectively, if and only to the extent that (1) the Board of Directors of Viewlogic or the Board of Directors of Summit, as the case may be, believes in good faith (after consultation with its financial advisors) that such Acquisition Proposal would, if consummated, result in a transaction more favorable to Viewlogic stockholders or Summit stockholders, respectively, from a financial point of view than the transaction contemplated by the Agreement (any such more favorable Acquisition Proposal being referred to in this Agreement as a "SUPERIOR PROPOSAL") and the Board of Directors of Viewlogic or the Board of Directors of Summit determines in good faith after consultation with, and with the advice of, its outside legal counsel that such action is necessary for the Board of Directors of Viewlogic or the Board of Directors of Summit, as the case may be, to comply with its fiduciary duties to its stockholders under applicable law and (2) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such person or entity, such Board of Directors receives from such person or entity an executed non-disclosure agreement with terms no less favorable to such party than those contained in the Non-Disclosure Agreement or
(B) complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act of 1934, as amended, with regard to an Acquisition Proposal.

    5.5 PUBLIC DISCLOSURE. Summit and Viewlogic will consult with each other, and agree, before issuing any press release or otherwise making any public statement with respect to the Merger and this Agreement, and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange or the Nasdaq National Market System. The parties have agreed to the text of the joint press release announcing the signing of this Agreement.

    5.6 LEGAL REQUIREMENTS. Each of Summit, Merger Sub and Viewlogic will take all reasonable actions necessary or desirable to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement (including furnishing all information required in connection with approvals by or filings with any Governmental Entity, and prompt resolution of any litigation prompted hereby) and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such filings with or investigations by any Governmental Entity, and any other such requirements imposed upon any of them or their respective subsidiaries in connection with the consummation of the transactions contemplated by this Agreement. Summit will use its commercially reasonable efforts to take such steps as may be necessary to comply with the securities and Blue Sky laws of all jurisdictions that are applicable to the issuance of shares of Summit Common Stock pursuant hereto. Viewlogic will use its reasonable best efforts to assist Summit as may be necessary to comply with the securities and Blue Sky laws of all jurisdictions which are applicable in connection with the issuance of shares of Summit Common Stock pursuant hereto.

    5.7 THIRD PARTY CONSENTS. As soon as practicable following the date hereof, Summit and Viewlogic will each use its commercially reasonable efforts to obtain any material consents, waivers and approvals under any of its or its subsidiaries' agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

    5.8 NOTIFICATION OF CERTAIN MATTERS. Summit and Merger Sub will give prompt notice to Viewlogic, and Viewlogic will give prompt notice to Summit, after obtaining knowledge of (a) the occurrence, or non-occurrence, of any event that would be reasonably likely to cause (x) any representation or warranty contained in this Agreement and made by it to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time such that the conditions set forth in Section 6.2(a) or 6.3(a), as the case may be, would not be satisfied as a result thereof or (y) any material failure of Summit or Merger Sub or Viewlogic, as the case may be, or to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement such that the conditions set forth in
Section 6.2(b) or 6.3(b), as the case may be, would not be satisfied as a result thereof, or (b) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, the delivery of any notice pursuant to this section will not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

    5.9 BEST EFFORTS AND FURTHER ASSURANCES. Subject to the respective rights and obligations of Summit and Viewlogic under this Agreement, each of the parties to this Agreement will use its reasonable best efforts to effectuate the Merger and the other transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement; PROVIDED, THAT, neither Summit nor Viewlogic nor any subsidiary or affiliate thereof will be required to agree to any divestiture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock. Subject to the foregoing, each party hereto, at the reasonable request of another party hereto, will execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the transactions contemplated hereby.

   5.10 STOCK OPTIONS.

        (a) At the Effective Time, each outstanding option to purchase shares of Viewlogic Common Stock (each a "VIEWLOGIC STOCK OPTION") under the Viewlogic Stock Option Plans, whether or not exercisable, will be assumed by Summit. Each Viewlogic Stock Option so assumed by Summit under this Agreement will continue to have, and be subject to, the same terms and conditions (including vesting conditions and repurchase rights) set forth in the applicable Viewlogic Stock Option Plan or related agreements immediately prior to the Effective Time and the Viewlogic Stock Option by which it is evidenced, except that (i) each Viewlogic Stock Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Summit Common Stock equal to the product of the maximum number of shares of Viewlogic Common Stock that could be issuable upon exercise of such Viewlogic Stock Option if all vesting conditions are satisfied multiplied by the Exchange Ratio, rounded down to the nearest whole share of Summit Common Stock and (ii) the per share exercise price for the Summit Common Stock issuable upon exercise of such assumed Viewlogic Stock Option will be equal to the quotient determined by dividing the exercise price per share of Viewlogic Common Stock at which such Viewlogic Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. After the Effective Time, Summit will issue to each holder of an outstanding Viewlogic Stock Option a notice describing the foregoing assumption of such Viewlogic Stock Option by Summit. It is intended that Viewlogic Stock Options assumed by Summit shall qualify following the Effective Time as incentive stock options as defined in
Section 422 of the Code to the extent Viewlogic Stock Options qualified as incentive stock options immediately prior to the Effective Time and the provisions of this Section 5.10 shall be applied consistent with such intent.

        (b) Summit will reserve sufficient shares of Summit Common Stock for issuance under Section 5.10 and under Section 1.6 hereof.

   5.11 SUMMIT OPTION PLANS. Notwithstanding anything contained in this Agreement to the contrary, Summit shall use its reasonable best efforts (including without limitation the payment of reasonable consideration) to cancel (with the written consent of the optionees given for consideration actually paid, copies of such consents and proof of such payments to be presented to Viewlogic prior to the Effective Time) options for up to 250,000 shares of Common Stock under its option plans at any time prior to the Effective Time.

   5.12 AFFILIATE AGREEMENTS. Section 5.12 of the Viewlogic Schedules sets forth those persons who, in Viewlogic's reasonable judgment, are or may be "affiliates" (as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act) of Viewlogic (collectively, the "AFFILIATES"). The parties acknowledge and agree that Summit shall place appropriate restrictive legends related to Rule 145 under the Securities Act on the certificates evidencing any Summit Common Stock to be received by Affiliates, and to issue appropriate stop transfer instructions to the transfer agent for Summit Common Stock.

   5.13 FORM S-8. Summit will file a Registration Statement on Form S-8 for the shares of Summit Common Stock issuable with respect to assumed Viewlogic Stock Options as soon as reasonably practical after the Effective Time and will use its reasonable best efforts to maintain the effectiveness of such registration statement thereafter for so long as any of such options remain outstanding.

   5.14 NASDAQ LISTING. Summit agrees (i) to have the shares of Summit Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, approved for quotation on the Nasdaq National Market System subject only to official notice of issuance and (ii) to continue the inclusion of the Summit Common Stock on the Nasdaq National Market until the Effective Time.

   5.15 COMFORT LETTER. Viewlogic shall use reasonable best efforts to cause Deloitte & Touche, certified public accountants to Viewlogic, to provide a letter reasonably acceptable to Summit, relating to their review of the financial statements relating to Viewlogic contained in or incorporated by reference in the Registration Statement. Summit shall use reasonable best efforts to cause PriceWaterhouseCoopers, certified public accountants to Summit, to provide a letter reasonably acceptable to Viewlogic, relating to their review of the financial statements relating to Summit contained in or incorporated by reference in the Registration Statement.

   5.16 BOARD OF DIRECTORS OF THE COMBINED COMPANY. The Board of Directors of Summit will take all actions necessary to cause the Board of Directors of Summit, as of the Effective Time, to (i) consist of the following five persons:
William J. Herman, Keith Geeslin, William Botts, Steven Erwin and as fifth director to be mutual chosen by these four directors and (ii) be classified as follows:


Class I directors:
(Term expiring in 2001)  Steven Erwin and Lorne Cooper
Class II directors:
(Term expiring in 2002)  William Botts and Keith Geeslin
Class III directors:
(Term expiring in 2000)  William J. Herman

   5.17 OFFICERS OF COMBINED COMPANY; EXECUTIVE COMMITTEE. As of the Effective Time, the Board of Directors of Summit will take all actions necessary to elect the following individuals as officers of Summit to hold the offices set forth opposite their names below pursuant to the bylaws of Summit:


William J. Herman        Chairman of the Board of Directors and Chief
                         Executive Officer
Richard G. Lucier        Executive Vice President and Chief Operating
                         Officer
Paula Cassidy            Vice President, Human Resources
Peter T. Johnson         Vice President, Business Development and
                         Chief Legal Officer
Gary Kiaski              Vice President, Worldwide Sales
Kevin O'Brien            Vice President, Finance and Chief Financial
                         Officer
Guy Moshe                Vice President, Chief Technology Officer and
                         President of Summit Israel
Eric Benhayoun           Vice President, General Manager European
                         Operations

   5.18 INDEMNIFICATION AND INSURANCE.

        (a) From and after the Effective Time, Summit will, or will cause the Surviving Corporation to, fulfill and honor in all respects the obligations of Summit and Viewlogic pursuant to their respective certificates of incorporation and bylaws and any indemnification agreements between Summit, Viewlogic and each of its respective directors and officers existing prior to the Effective Time. The Certificate of Incorporation and By laws of each of Summit and the Surviving Corporation will contain the provisions with respect to indemnification set forth in the Certificate of Incorporation and By-laws of Summit and Viewlogic, respectively, prior to the Effective Time, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of Summit or Viewlogic, unless such modification is required by law.

        (b) From and after the Effective Time, Summit will, and will cause the Surviving Corporation, to the fullest extent permitted under applicable law or under Summit's and the Surviving Corporation's respective Certificate of Incorporation or By laws, to indemnify and hold harmless, each director or officer of Summit and Viewlogic (collectively, the "INDEMNIFIED PARTIES") against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent arising out of or pertaining to any action or omission in his or her capacity as a director or officer of Summit or Viewlogic, respectively, for a period of six years after the date hereof. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) any counsel retained by the Indemnified Parties for any period after the Effective Time must be reasonably satisfactory to Summit and the Surviving Corporation,
(ii) after the Effective Time, Summit will, and will cause the Surviving Corporation, to pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received and (iii) Summit will, and will cause the Surviving Corporation to cooperate in the defense of any such matter; PROVIDED, HOWEVER, that neither Summit nor the Surviving Corporation will be liable for any settlement effected without its written consent (which consent will not be unreasonably withheld); and PROVIDED, FURTHER, that, in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims will continue until the disposition of any and all such claims; PROVIDED, FURTHER, that any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under Delaware Law, Summit's or Viewlogic's respective certificate of incorporation or bylaws or such agreements, as the case may be, shall be made by independent legal counsel selected by the Indemnified Party and reasonably acceptable to Summit; and PROVIDED, FURTHER, that nothing in this Section 5.18 shall impair any rights or obligations of any present or former employees, agents, directors or officers of Summit or Viewlogic. The Indemnified Parties as a group may retain only one law firm (in addition to local counsel) to represent them with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. In the event Summit or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary to effectuate the purposes of this Section 5.18, proper provision shall be made so that the successors and assigns of Summit and Viewlogic assume the obligations set forth in this Section 5.18 and none of the actions described in clause (i) or (ii) shall be taken until such provision is made.

        (c) For a period of six years after the Effective Time, Summit will, and will cause the Surviving Corporation to, use its commercially reasonable efforts to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by Summit's and Viewlogic's directors' and officers' liability insurance policies on terms at least comparable to those in effect on the date hereof.

        (d) This Section 5.18 will survive any termination of this Agreement and the consummation of the Merger at the Effective Time, is intended to benefit Summit, Viewlogic, the Surviving

Corporation and the Indemnified Parties, and will be binding on all successors and assigns of Summit, Viewlogic and the Surviving Corporation.

        (e) Without limiting any other provision of this Section 5.18, Summit shall use its best efforts to cause its existing director and officer insurance policy to be renewed effective upon the October 1999 expiration date for the existing policy.

                                   ARTICLE VI
                            CONDITIONS TO THE MERGER

    6.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions:

        (a) STOCKHOLDER APPROVAL OF VIEWLOGIC. This Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law, by the stockholders of Viewlogic.

        (b) STOCKHOLDER APPROVAL OF SUMMIT. The Summit Proposals shall each have been duly approved, by the requisite vote under applicable law and the rules of the National Association of Securities Dealers, Inc. by the stockholders of Summit.

        (c) REGISTRATION STATEMENT EFFECTIVE; JOINT PROXY STATEMENT. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Joint Proxy Statement, shall have been initiated or threatened in writing by the SEC.

        (d) NO ORDER. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

        (e) TAX OPINIONS. Summit and Viewlogic shall each have received substantially identical written opinions from their respective tax counsel (Wilson Sonsini Goodrich & Rosati, P.C. and Hale and Dorr LLP, respectively), in form and substance reasonably acceptable Summit or Viewlogic, as the case may be, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and such opinions shall not have been withdrawn; PROVIDED, HOWEVER, that if the counsel to either Summit or Viewlogic does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to such party if counsel to the other party renders such opinion to such party. The parties to this Agreement agree to make such reasonable and customary representations as may be requested by such counsel for the purpose of rendering such opinions.

    6.2 ADDITIONAL CONDITIONS TO OBLIGATIONS OF VIEWLOGIC. The obligation of Viewlogic to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Viewlogic:

        (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Summit and Merger Sub contained in this Agreement shall have been true and correct as of the date of this Agreement and as of the Closing Date except
(i) to the extent that the failure of such representations and warranties (other than the representation in Sections 3.2, 3.3 and 3.5) to be true and correct in each case or in the aggregate does not constitute a Material Adverse Effect on Summit, (ii) for changes contemplated by this Agreement and (iii) for those representations and warranties which address matters only as of the date of this Agreement or any other particular date (which shall have been true and correct as of such particular date except to the extent that the failure of such representations and warranties to have been true and correct as of such particular date does not constitute a Material Adverse Effect on Summit) (it being understood that, for purposes of determining the accuracy of such representations and warranties all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded). Viewlogic shall have received a certificate with respect to the foregoing signed on behalf of Summit by the Chief Executive Officer and the Chief Financial Officer of Summit.

        (b) AGREEMENTS AND COVENANTS. Summit and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and Viewlogic shall have received a certificate to such effect signed on behalf of Summit by the Chief Executive Officer and the Chief Financial Officer of Summit.

        (c) NASDAQ NATIONAL MARKET LISTING. The shares of Summit Common Stock issuable to stockholders of Viewlogic pursuant to this Agreement and such other shares of Summit Common Stock required to be reserved for issuance in connection with the Merger shall have been approved for quotation on the Nasdaq National Market System subject only to official notice of issuance.

        (d) RESIGNATIONS. Viewlogic shall have received copies of the resignations effective as of the Effective Time, of each director and officer of Summit set forth on Schedule 6.2(d) attached hereto.

    6.3 ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF SUMMIT AND MERGER SUB. The obligations of Summit and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by
Summit:

        (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Viewlogic contained in this Agreement shall have been true and correct as of the date of this Agreement and as of the Closing Date except (i) to the extent that the failure of such representations and warranties (other than the representations in Sections 2.2, 2.3 and 2.5) to be true and correct in each case or in the aggregate does not constitute a Material Adverse Effect on Viewlogic, (ii) for changes contemplated by this Agreement and (iii) for those representations and warranties which address matters only as of the date of this Agreement or any other particular date (which shall have been true and correct as of such particular date except to the extent that the failure of such representations and warranties to be true and correct as of such particular date does not constitute a Material Adverse Effect on Viewlogic) (it being understood that, for purposes of determining the accuracy of such representations and warranties all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded). Summit shall have received a certificate with respect to the foregoing signed on behalf of Viewlogic by the Chief Executive Officer and the Chief Financial Officer of Viewlogic.

        (b) AGREEMENTS AND COVENANTS. Viewlogic shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Summit shall have received a certificate to such effect signed on behalf of Viewlogic by the Chief Executive Officer and the Chief Financial Officer of Viewlogic.

        (c) NO DISSENTERS. Holders of no more than 7.5% of the outstanding Viewlogic Capital Stock shall have exercised dissenters' rights with respect to the transactions contemplated by this Agreement.

                                  ARTICLE VII
                       TERMINATION, AMENDMENT AND WAIVER

    7.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by the stockholders of Viewlogic or the approval of the Summit Proposals by the stockholders of Summit:

        (a) by mutual written consent duly authorized by the respective Boards of Directors of Summit and Viewlogic;

        (b) by either party 75 days after the Joint Proxy Statement is declared effective by the Securities and Exchange Commission; PROVIDED, HOWEVER, that, notwithstanding the time, if any, the Joint Proxy Statement has been declared effective by the Securities and Exchange Commission, this Agreement may be terminated by either Viewlogic or Summit, if the Effective Time has not occurred by February 29, 2000; and PROVIDED, FURTHER, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

        (c) by either Viewlogic or Summit if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

        (d) by either Viewlogic or Summit if the required approvals of the stockholders of Viewlogic or the stockholders of Summit contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of stockholders duly convened therefor or at any adjournment thereof (or, in the case of Viewlogic, an action by written consent of stockholders) (PROVIDED that the right to terminate this Agreement under this
Section 7.1(d) shall not be available to any party where the failure to obtain approval by such party's stockholders shall have been caused by the action or failure to act of such party and such action or failure to act constitutes a breach by such party of this Agreement);

        (e) by Summit or Viewlogic, as the case may be, at any time prior to the approval of the Merger by Viewlogic's stockholders, if the Viewlogic Board shall have withheld, withdrawn or modified in a manner adverse to Summit its recommendation in favor of adoption and approval of this Agreement and approval of the Merger in accordance with Section 5.1(b);

        (f) by Viewlogic or Summit, as the case may be, at any time prior to the approval of the Merger by Summit's stockholders, if the Summit Board shall have withheld, withdrawn or modified in a manner adverse to Viewlogic its recommendation in favor of the issuance of shares of Summit Common Stock by virtue of the Merger in accordance with Section 5.1(b);

        (g) by Viewlogic, upon a breach of any representation, warranty, covenant or agreement on the part of Summit set forth in this Agreement, or if any representation or warranty of Summit shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, PROVIDED that if such inaccuracy in Summit's representations and warranties or breach by Summit is curable by Summit through the exercise of its commercially reasonable efforts by the date identified in Section 7.1(b), then Viewlogic may not terminate this Agreement under this Section 7.1(g) before that date, provided Summit continues to exercise such commercially reasonable efforts to cure such breach up until that date (it being understood that Viewlogic may not terminate this Agreement pursuant to this Section 7.1(g) if it shall have materially breached this Agreement and its breach is the proximate cause of Summit's breach or inaccuracy); or

        (h) by Summit, upon a breach of any representation, warranty, covenant or agreement on the part of Viewlogic set forth in this Agreement, or if any representation or warranty of Viewlogic shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Viewlogic's representations and warranties or breach by Viewlogic is curable by Viewlogic through the exercise of its commercially reasonable efforts by the date identified in Section 7.1(b), then Summit may not terminate this Agreement under this Section 7.1(h) before that date, provided Viewlogic continues to exercise such commercially reasonable efforts to cure such breach up until that date (it being understood that Summit may not terminate this Agreement pursuant to this Section 7.1(h) if it shall have materially breached this Agreement and its breach is the proximate cause of Viewlogic's breach or inaccuracy).

    7.2 NOTICE OF TERMINATION; EFFECT OF TERMINATION. Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in Section 5.3, this Section 7.2 and Section 7.3 and Article IX (General Provisions), each of which shall survive the termination of this Agreement, and
(ii) nothing herein shall relieve any party from liability for any breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Non-Disclosure Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

    7.3 FEES AND EXPENSES.

        (a) Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; PROVIDED, HOWEVER, that Summit and Viewlogic shall share equally all fees and expenses, other than attorneys' and accountants fees and expenses, incurred in relation to the printing and filing (with the SEC) of the Joint Proxy Statement (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

        (b) Viewlogic shall pay Summit a cash termination fee of $2.5 million upon the earliest to occur of the following events: (i) the termination of this Agreement by Summit or Viewlogic pursuant to Section 7.1(e); or (ii) the termination of this Agreement by Summit pursuant to Section 7.1(d) as a result of the failure of Viewlogic to receive the required approval by the stockholders of Viewlogic at the Viewlogic Stockholders Meeting if (x) prior to such termination there shall have been announced or commenced an Alternative Transaction (as defined below) with respect to Viewlogic, (y) the Viewlogic Board of Directors shall not have recommended against such Alternative Transaction affirmatively and (z) within 12 months following such termination Viewlogic shall have executed an agreement to engage in such Alternative Transaction. The fees, if applicable, payable pursuant to this Section 7.3(b) shall be paid within ten (10) business days after the first to occur of the events (inclusive of any applicable cure period) described in Section
7.3(b)(i) or (ii) above; PROVIDED, HOWEVER, that in no event shall Viewlogic be required to pay any termination fee, if applicable, to Summit, if
(i) immediately prior to the termination of this Agreement, Summit was in material breach of any of its material obligations set forth in Articles IV and V under this Agreement or (ii) the Board of Directors of Summit shall have withdrawn or modified its recommendation of the Summit Proposals in a manner materially adverse to Viewlogic or shall have publicly announced its intention to do any of the foregoing.

        (c) Summit shall pay Viewlogic a cash termination fee of $2.5 million upon the earliest to occur of the following events: (i) the termination of this Agreement by Viewlogic or Summit pursuant to Section 7.1(f); or (ii) the termination of this Agreement by Viewlogic pursuant to Section 7.1(d) as a result of the failure of Summit to receive the required approval by the stockholders of Summit at the

Summit Stockholders Meeting if (x) there shall have been announced or commenced an Alternative Transaction with respect to Summit, (y) the Summit Board of Directors shall not have recommended against such Alternative Transaction affirmatively and (z) within 12 months following such termination Summit shall have executed an agreement to engage in such an Alternative Transaction. The fee, if applicable, payable pursuant to this Section 7.3(c) shall be paid within ten (10) business days after the first to occur of the events (inclusive of any applicable cure period) described in Section 7.3(c)(i) or (ii) above; PROVIDED, HOWEVER, that in no event shall Summit be required to pay any termination fee, if applicable, to Viewlogic, if (i) immediately prior to the termination of this Agreement, Viewlogic, if applicable, was in material breach of any of its material obligations set forth in Articles IV and V under this Agreement or
(ii) the Board of Directors of Viewlogic shall have withdrawn or modified its recommendation of the Viewlogic Proposals in a manner materially adverse to Summit or shall have publicly announced its intention to do any of the foregoing.

        (d) As used in this Agreement, "Alternative Transaction" means either
(i) a transaction pursuant to which any person (or group of persons) other than, with respect to Viewlogic, Summit or its affiliates, or with respect to Summit, Viewlogic or its affiliates, (a "Third Party"), acquires more than 20% of the outstanding shares of Viewlogic capital stock or Summit capital stock, respectively, pursuant to a tender offer or exchange offer or otherwise, (ii) a merger or other business combination involving Viewlogic or Summit pursuant to which any Third Party acquires more than 20% of the outstanding equity securities of Viewlogic or Summit or the entity surviving such merger or business combination, (iii) any other transaction pursuant to which any Third Party acquires control of assets (including for this purpose the outstanding equity securities of subsidiaries of Viewlogic or Summit, and the entity surviving any merger or business combination including any of them) of Viewlogic or Summit having a fair market value (as determined by the Board of Directors of Viewlogic or Summit in accordance with recent practice) equal to more than 20% of the fair market value of all the assets of Viewlogic or Summit immediately prior to such transaction ("Material Assets"), or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

        (e) Payment of the fees described in Sections 7.3(b) and 7.3(c) above shall not be in lieu of damages incurred, in the event of breach of this Agreement.

    7.4 AMENDMENT. Subject to applicable law, this Agreement may be amended by the parties hereto at any time only by execution of an instrument in writing signed on behalf of each of the parties hereto.

    7.5 EXTENSION; WAIVER. At any time prior to the Effective Time, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and
(iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

                                  ARTICLE VIII
                                  NO SURVIVAL

    8.1 NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All of Viewlogic's representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement (each as modified by the Viewlogic Schedules) and all of Summit's and Merger Sub's representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement (each as modified by the Summit Schedules) shall terminate at the Effective Time.

                                   ARTICLE IX
                               GENERAL PROVISIONS

    9.1 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via facsimile (receipt confirmed) to the parties at the following addresses or facsimile numbers (or at such other address or facsimile numbers for a party as shall be specified by like notice):

        (a) if to Summit or Merger Sub, to:

           Summit Design, Inc.
           9305 S.W. Gemini Drive
           Beaverton, Oregon 97008
           Attention: Chief Executive Officer
           Telephone No.: (503) 643-9281
           Facsimile No.: (503) 646-9320

           with a copy to:

           Wilson Sonsini Goodrich & Rosati, P.C.
           650 Page Mill Road
           Palo Alto, California 94304-1050
           Attention: Steven V. Bernard
           Telephone No.: (650) 493-9300
           Facsimile No.: (650) 493-6811

        (b) if to Viewlogic, to:

           Viewlogic Systems, Inc.
           293 Boston Post
           Road West
           Marlboro, Massachusetts 01752
           Attention: Chief Executive Officer
           Telephone No.: (508) 480-0881
           Facsimile No.: (508) 480-0888

           with a copy to:

           Hale and Dorr LLP
           60 State Street
           Boston, Massachusetts 02109
           Attention: John A. Burgess, Esq.
           Telephone No.: (617) 526-6000
           Facsimile No.: (617) 526-5000

    9.2 INTERPRETATION; KNOWLEDGE.

        (a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The words "INCLUDE," "INCLUDES" and "INCLUDING" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "THE BUSINESS OF" an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

        (b) For purposes of this Agreement (i) as it relates to Summit, the term "KNOWLEDGE" means, with respect to any matter in question, the actual knowledge of any of the persons listed in Section 9.2(b) of the Summit Schedules and
(ii) as it relates to Viewlogic, the term "KNOWLEDGE" means, with respect to any matter in question, the actual knowledge of any of the persons listed in Section 9.2(b) of the Viewlogic Schedules.

    9.3 COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

    9.4 ENTIRE AGREEMENT; THIRD PARTY BENEFICIARIES. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Viewlogic Schedules and the Summit Schedules (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Non-Disclosure Agreement shall continue in full force and effect until the Effective Time and shall survive any termination of this Agreement; and (b) except with respect to
Section 5.19, are not intended to confer upon any other person any rights or remedies hereunder.

    9.5 SEVERABILITY. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

    9.6 OTHER REMEDIES; SPECIFIC PERFORMANCE. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

    9.7 GOVERNING LAW. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

    9.8 RULES OF CONSTRUCTION. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

    9.9 ASSIGNMENT. No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

    IN WITNESS WHEREOF, Summit, Merger Sub and Viewlogic have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

                                          SUMMIT DESIGN, INC.

                                          By:  /s/
                                          --------------------------------------
                                          Name:
                                          Title:

                                          HOOD ACQUISITION CORP.

                                          By:  /s/
                                          --------------------------------------
                                          Name:
                                          Title:

                                          VIEWLOGIC SYSTEMS, INC.

                                          By:  /s/
                                          --------------------------------------
                                          Name:
                                          Title:

            FIRST AMENDMENT TO AGREEMENT AND PLAN OF REORGANIZATION

    This First Amendment to Agreement and Plan of Reorganization, dated as of January 31, 2000 (this "FIRST AMENDMENT"), is made and entered into by and among SUMMIT DESIGN, INC., a Delaware corporation ("SUMMIT"), HOOD ACQUISITION CORP., a Delaware corporation and wholly-owned subsidiary of Summit ("MERGER SUB"), and VIEWLOGIC SYSTEMS, INC., a Delaware corporation ("VIEWLOGIC").

    WHEREAS, Summit, Merger Sub and Viewlogic have entered into an Agreement and Plan of Reorganization dated as of September 16, 1999 (the "AGREEMENT"; the terms defined in the Agreement being used in this First Amendment as so defined unless otherwise defined herein);

    WHEREAS, the parties desire to amend the Agreement;

    NOW, THEREFORE, the parties agree hereby as follows:

    1. TERMINATION. Section 7.1(b) of the Agreement is hereby amended to change the reference to "February 29, 2000" to "June 30, 2000".

    2. NO OTHER MODIFICATION. Except as expressly modified and amended above, the Agreement shall remain in full force and effect and is hereby ratified and confirmed.

    3. COUNTERPARTS. This First Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

    4. GOVERNING LAW. This First Amendment shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

    IN WITNESS WHEREOF, each of the parties has executed this First Amendment as of the date first written above.

                                          SUMMIT DESIGN, INC.

                                          By:  /s/ WILLIAM V. BOTTS
                                          --------------------------------------
                                          Name:  William V. Botts
                                          Title:   Chairman & CEO

                                          HOOD ACQUISITION CORP.

                                          By:  /s/ C. ALBERT KOOB
                                          --------------------------------------
                                          Name:  C. Albert Koob
                                          Title:   CFO

                                          VIEWLOGIC SYSTEMS, INC.

                                          By:  /s/ PETER T. JOHNSON
                                          --------------------------------------
                                          Name:  Peter T. Johnson
                                          Title:   Vice President

                                                                         Annex B

                           VIEWLOGIC VOTING AGREEMENT

    This Voting Agreement ("AGREEMENT") is made and entered into as of September 16, 1999, between Summit Design, Inc., a Delaware corporation ("SUMMIT"), and the undersigned stockholder ("STOCKHOLDER") of Viewlogic Systems, Inc., a Delaware corporation (the "COMPANY").

                                    RECITALS

    A. Concurrently with the execution of this Agreement, Summit, the Company and Hood Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Summit ("MERGER SUB"), are entering into an Agreement and Plan of Reorganization (the "MERGER AGREEMENT") which provides for the merger (the "MERGER") of Merger Sub with and into the Company. Pursuant to the Merger, all of the shares of capital stock of the Company will be converted into the right to receive shares of Common Stock of Summit on the basis described in the Merger Agreement.

    B. The Stockholder is the record holder and beneficial owner of such number of shares of the outstanding capital stock of the Company as is indicated on the final page of this Agreement (the "SHARES").

    C. As a material inducement to enter into the Merger Agreement, Summit desires the Stockholder to agree, and the Stockholder is willing to agree, to vote the Shares and any New Shares (as defined in Section 1.2 of this Agreement) so as to facilitate consummation of the Merger.

    NOW, THEREFORE, intending to be legally bound, the parties agree as follows:

    1.  AGREEMENT TO VOTE SHARES; ADDITIONAL PURCHASES.

        1.1 AGREEMENT TO VOTE SHARES. At every meeting of the stockholders of the Company called with respect to any of the matters set forth in clause
    (x) or (y) of this Section 1.1, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the matters set forth in clause (x) or (y) of this Section 1.1, Stockholder shall vote the Shares and any New Shares (as defined below) in favor of (x) approval of the Merger Agreement and the Merger and (y) any matter that could reasonably be expected to facilitate the Merger.

        1.2 ADDITIONAL PURCHASES. Stockholder agrees that any shares of capital stock of the Company that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership after the execution of this Agreement and prior to the termination of this Agreement in accordance with Section 6 ("NEW SHARES") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

    2. IRREVOCABLE PROXY. Concurrently with the execution of this Agreement, Stockholder agrees to deliver to Summit a proxy in the form attached hereto as Annex A (the "PROXY"), which shall be irrevocable, with respect to the Shares.

    3. REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER. Stockholder represents and warrants that he, she or it: (i) is the beneficial owner of the Shares, which at the date hereof are free and clear of any liens, claims, options, charges or other encumbrances; (ii) does not beneficially own any shares of capital stock of the Company other than the Shares (excluding shares as to which Stockholder currently disclaims beneficial ownership in accordance with applicable law); and (iii) has full power and authority to make, enter into and carry out the terms of this Agreement.

    4. ADDITIONAL DOCUMENTS. Stockholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Summit, to carry out the intent of this Agreement.

    5. CONSENTS AND WAIVERS. Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreements to which Stockholder is a party or pursuant to any rights Stockholder may have and acknowledges that immediately prior to, as of and after the Effective Time (as defined in the Merger Agreement), if the Effective Time occurs, the Stockholder will have only those rights relating to the Shares as are held by an ordinary holder of shares of common stock; PROVIDED, THAT, the Stockholder shall retain its registration rights as set forth in Section 1 of that certain Investors' Rights Agreement dated as of October 2, 1998 (the "Rights Agreement"), subject to the following limitations: (i) the undersigned may request only up to an aggregate of two registrations pursuant to Sections
1.2 and 1.4 of the Rights Agreement (the "Demand Registrations"); (ii) the undersigned may not request a Demand Registration until after the date six months after the Effective Time; (iii) the undersigned may request the registration of no more than 50% of the total shares of SSS Common Stock (as defined in the Merger Agreement) issued to the undersigned pursuant to the Merger in any one Demand Registration; and (iv) upon the effectiveness of a registration statement filed with the Securities and Exchange Commission pursuant to a Demand Registration, the undersigned may not request another Demand Registration until the date six months after the date of such effectiveness.

    6. TERMINATION. This Agreement shall terminate and shall have no further force or effect as of the earlier to occur of: (i) the date and time on which the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date and time the Merger Agreement is terminated in accordance with its terms.

    7.  MISCELLANEOUS.

        7.1 SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

        7.2 BINDING EFFECT AND ASSIGNMENT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other. Stockholder acknowledges and agrees that, until termination of this Agreement pursuant to
Section 6 hereof, Stockholder shall only transfer Shares and New Shares, if any, to persons who shall have first agreed in writing to be bound by the terms of this Agreement and who shall have executed an irrevocable proxy in the form attached hereto as Annex A.

        7.3 AMENDMENTS AND MODIFICATION. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the parties hereto.

        7.4 SPECIFIC PERFORMANCE; INJUNCTIVE RELIEF. The parties hereto acknowledge that Summit will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Summit upon any such violation, Summit shall have the right to seek to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Summit at law or in equity.

        7.5 NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered in person, by telegram or facsimile, or sent by mail (registered or certified mail, postage prepaid, return receipt requested) or overnight courier (prepaid) to the respective parties as follows:

                  If to Summit:  Summit Design, Inc.
                                 9305 S.W. Gemini Drive
                                 Beaverton, OR 97008
                                 Attn: Chief Executive Officer
                                 Fax: 503-646-9320

                With a copy to:  Wilson Sonsini Goodrich & Rosati, P.C.
                                 650 Page Mill Road
                                 Palo Alto, California 94304-1050
                                 Attn: Steven V. Bernard
                                 Fax: (650) 493-6811

If to the Stockholder: To the address for notice set forth on the last page hereof.

                With a copy to:  Hale & Dorr LLP
                                 60 State Street
                                 Boston, MA 02109
                                 Attn: John A. Burgess
                                 Fax: (617) 526-5000

or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

        7.6 GOVERNING LAW. This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware (without regard to conflicts of laws principles thereof).

        7.7 ENTIRE AGREEMENT. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

        7.8 COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

        7.9 EFFECT OF HEADINGS. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

                    [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

    IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be duly executed as of the date and year first above written.

                                                       SUMMIT DESIGN, INC.

                                                       By:
                                                                 -------------------------------------

                                                       Name:
                                                                 -------------------------------------

                                                       Title:
                                                                 -------------------------------------

                                                       STOCKHOLDER

                                                       Stockholder Name:

                                                       By:
                                                                 -------------------------------------

                                                       Signatory Name:

                                                       Title:

                                                       Stockholder's Address for Notice:

ANNEX A TO VIEWLOGIC VOTING AGREEMENT

                               IRREVOCABLE PROXY

    The undersigned stockholder of Viewlogic Systems, Inc., a Delaware corporation (the "COMPANY"), hereby irrevocably appoints the members of the Board of Directors of Summit Design, Inc., a Delaware corporation ("SUMMIT"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to the shares of capital stock of the Company beneficially owned by the undersigned, which shares are listed on the final page of this Irrevocable Proxy (the "SHARES"), and any and all other securities or shares of capital stock of the Company that the undersigned purchases or with respect to which the undersigned otherwise acquires beneficial ownership on or after the date hereof and prior to the date this proxy terminates, until the earlier to occur of (i) such time as the transactions contemplated by that certain Agreement and Plan of Reorganization dated as of September 16, 1999 (the "MERGER AGREEMENT"), among Summit, Hood Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Summit ("MERGER SUB"), and the Company, including the Merger (as defined in the Merger Agreement), are effective and (ii) the date that the Merger Agreement is terminated in accordance with its terms. Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares and any and all other securities or shares of capital stock of the Company that the undersigned purchases or with respect to which the undersigned otherwise acquires beneficial ownership on or after the date hereof are hereby revoked and no subsequent proxies will be given until such time as this proxy shall be terminated in accordance with its terms.

    This proxy is irrevocable, is granted pursuant to the Voting Agreement dated as of September 16, 1999 between Summit and the undersigned stockholder (the "VOTING AGREEMENT"), and is granted in consideration of Summit entering into the Merger Agreement. Summit and the undersigned stockholder agree and acknowledge that the grant of this irrevocable proxy is a material inducement for Summit to enter into the Merger Agreement, and is therefore coupled with an interest and irrevocable. The attorneys and proxies named above will be empowered at any time prior to termination of the Merger Agreement to exercise all voting and other rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned in favor of approval of the Merger and the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger at every annual, special or adjourned meeting of the Company stockholders, and in every written consent in lieu of such a meeting, or otherwise. This proxy will terminate upon the termination of the Voting Agreement in accordance with its terms.

    The attorneys and proxies named above may only exercise this proxy to vote the Shares and other securities subject hereto at any time prior to termination of the Merger Agreement at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting, in favor of approval of the Merger and the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger. The undersigned stockholder may vote the Shares and other securities subject hereto on all other matters.

    Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

                                     B-A-1

Dated: September   , 1999

    Name of Stockholder:
    By:
    -------------------------------------------------
    Print Name of Signatory:
    Title of Signatory:
    Number of Shares of Common Stock Beneficially Owned:
    Number of Shares of Preferred Stock Beneficially Owned:

                                     B-A-2

                                                                         Annex C

September 14, 1999

CONFIDENTIAL
Board of Directors
Summit Design, Inc.
9305 S.W. Gemini Drive
Beaverton, OR 97008

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding capital stock of Summit Design, Inc. ("Summit") of the Aggregate Merger Consideration (as defined below) to be issued by Summit pursuant to the terms of the Agreement and Plan of Reorganization, as of September 14, 1999 (the "Merger Agreement"), providing for the merger (the "Merger") of a wholly owned subsidiary of Summit with Viewlogic Systems, Inc. ("Viewlogic"). The Merger will result in Viewlogic becoming a wholly owned subsidiary of Summit. Pursuant to the terms of the Merger Agreement, all of the issued and outstanding equity securities of Viewlogic, including options to purchase common stock of Viewlogic, will be converted into the right to receive 18,317,580 shares of common stock of Summit (the "Aggregate Merger Consideration"). We understand that the Merger will be accounted for as a purchase under applicable accounting principles. We have assumed that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. The terms and conditions of the Merger are set forth more fully in the Merger Agreement.

Dain Rauscher Wessels, a division of Dain Rauscher Incorporated ("Dain Rauscher Wessels"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Dain Rauscher Wessels will receive a fee for our services in connection with the rendering of this opinion.

In connection with our review of the Merger, and in arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of the Merger Agreement;
(ii) reviewed and analyzed certain financial and other data with respect to Viewlogic made available to us from Viewlogic; (iii) reviewed and analyzed certain financial and other data with respect to Summit made available to us from Summit; (iv) conducted discussions with members of the senior management of Viewlogic and Summit with respect to the business and prospects of Viewlogic and Summit; (v) reviewed and discussed with management the potential cost savings and other synergies that may be achieved in the Merger; (vi) analyzed the pro forma impact of the Merger on Summit's earnings per share and balance sheet;
(vii) reviewed the reported prices and trading activity of Summit Common Stock and similar information for certain other companies deemed by us to be comparable to Summit; (viii) compared the financial performance of Viewlogic and Summit with that of certain other publicly-traded companies deemed by us to be comparable to both companies; and (ix) reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions. In addition, we have conducted such other analyses and examinations and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating and other information provided to us by Viewlogic and Summit (including without limitation the financial statements and related notes thereto of Viewlogic and

The Board of Directors
September 14, 1999
Page 2

Summit), and have not assumed responsibility for independently verifying and have not independently verified such information. We have not assumed any responsibility to perform, and have not performed, an independent evaluation or appraisal of any of the respective assets or liabilities of Viewlogic or Summit and we have not been furnished with any such valuations or appraisals. In addition, we have not assumed any obligation to conduct, and have not conducted, any physical inspection of the property or facilities of Viewlogic or Summit. With respect to the financial forecast information and the expected cost savings and other synergies furnished to or discussed with us by Summit and Viewlogic, we have assumed that such information has been reasonably prepared and reflects the best currently available estimates and judgment of Summit's or Viewlogic's management as to the expected future financial performance of Summit or Viewlogic, as the case may be, and as to the expected cost savings and other synergies. Additionally, we have not been asked and did not consider the possible effects of any litigation, other legal claims or any other contingent matters.

Our opinion speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal or other circumstance or event of any kind or nature which may exist or occur after such date. The opinion expressed herein is provided for the information and assistance of the Board of Directors of Summit in connection with its consideration of the transaction contemplated by the Merger Agreement and such opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger. Further, our opinion does not address the merits of the underlying decision by Summit to engage in such transaction. In addition, we are not expressing any opinion herein as to the price at which common stock of Summit will trade at any point in the future. Except as provided in our engagement letter, this opinion shall not be published or otherwise used, nor shall references to us be made, without our prior written approval.

Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Aggregate Merger Consideration to be issued by Summit in connection with the Merger is fair, from a financial point of view, to the stockholders of Summit.

Very truly yours,

/s/ DAIN RAUSCHER WESSELS

Dain Rauscher Wessels
a division of Dain Rauscher Incorporated

                                                                         Annex D

                                  SECTION 262
                                       OF
                            GENERAL CORPORATION LAW
                                     OF THE
                               STATE OF DELAWARE

262. APPRAISAL RIGHTS.

    (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor commented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) if this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

    a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

    b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

    c. Cash in lieu of fractional shares or fractions depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

    d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections
(d) and (e) of this section, shall apply as nearly as is practicable.

    (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of SUCH STOCKHOLDER'S shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of SUCH STOCKHOLDER'S shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of SUCH STOCKHOLDER'S shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to Section 228 or
Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holders shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw SUCH STOCKHOLDER'S demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and 9d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after SUCH STOCKHOLDER'S written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

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
    (h) After determining the stockholders entitled to appraisal, the Court shall apraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger of consolidation, together with a fair rate of interest, in any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted SUCH STOCKHOLDER'S certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that SUCH STOCKHOLDER is not entitled to appraisal rights under this section.

    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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